Form 20-F
period 2022-06-30
Locafy Ltd
filed 2022-11-15
CIK 1875547

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: ______

Commission File Number: 001-41333

Locafy Limited

(Exact name of Registrant as specified in its charter)

Not applicable	Australia
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Locafy Limited

246A Churchill Avenue

Subiaco WA 6008, Australia

+61 409 999 339

(Address of principal executive offices)

Gavin Burnett

Locafy Limited

246A Churchill Avenue

Subiaco WA 6008, Australia

Tel: +61 409 999 339

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, no par value per share	LCFY	The Nasdaq Capital Market
Warrants to purchase Ordinary Shares	LCFYW	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:

On June 30, 2022, the issuer had 20,528,803 ordinary shares, no par value per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

BASIS OF PRESENTATION

Except as otherwise indicated, references in this Annual Report on Form 20-F (“Annual Report”) to “Locafy,” “the Company,” “the Group,” “we,” “us” and “our” refer to Locafy Limited, a company incorporated under the laws of Australia, and its directly owned subsidiary on a consolidated basis.

We express all amounts in this Annual Report in U.S. dollars, except where otherwise indicated. References to “$” and “US$” are to U.S. dollars and references to “A$” are to Australian dollars. Except as otherwise noted, conversions from Australian Dollars into U.S. Dollars were made at the rate of A$1.0000 to US$0.6889, which was the daily exchange rate published by the Reserve Bank of Australia on June 30, 2022.

We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

PRESENTATION OF FINANCIAL INFORMATION

We report under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. We present our financial statements in Australian dollars.

The consolidated financial statements and accompanying notes thereto presented in this Annual Report have been audited by Grant Thornton Audit Pty Ltd, our independent registered public accounting firm.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”. Forward-looking statements can often be identified by the use of terminology such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy. Forward-looking statements are any statements that look to future events and include, but are not limited to, statements regarding our business strategy; trends, opportunities and risks affecting our business, industry and financial results; future expansion or growth plans and potential for future growth; our ability to attract new clients to purchase our solution; our strategy of expanding our business through strategic acquisitions and to integrate such acquisitions with our business and personnel; our ability to retain customer base and induce them to license additional products; our ability to accurately forecast future revenues and appropriately plan our expenses; market acceptance of our solutions; our expectations regarding implementation of remedial measures; our expectations regarding future revenues generated by our solutions; our ability to attract and retain qualified employees and key personnel; and the impact of the novel coronavirus (COVID-19) pandemic on our business, results of operations, cash flows, financial condition and liquidity.

Forward-looking statements are neither historical facts nor assurances of future performance, and are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following:

●	our expenses, future revenues, capital requirements and our needs for financing;

●	our ability to successfully commercialize, develop, market or sell new products or adopt new technology platforms;
●	the possibility that our customers may not renew maintenance agreements or purchase additional professional services;
●	our ability to attract and retain qualified personnel;
●	our ability to adequately manage our growth;
●	our ability to maintain good relations with our partners;
●	our reliance on relationships with third parties;
●	our ability to adequately protect our intellectual property and proprietary rights;
●	our ability to comply with continued listing requirements of The Nasdaq Capital Market’s (“Nasdaq”);
●	our ability to compete effectively;
●	the availability of suitable acquisition targets;
●	our ability to maintain effective internal controls; and
●	the other factors set forth under the heading “Risk Factors” of this Annual Report.

The forward-looking statements contained in this Annual Report are based on current expectations, assumptions, and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments will be those that have been assumed or anticipated. These forward-looking statements are subject to a number of risks and uncertainties (some of which are beyond our control) that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors”. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. The forward-looking statements contained in this Annual Report represent our expectations as of the date of this Annual Report (or as the date they are otherwise stated to be made) and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

4

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable.

B. Advisers

Not applicable.

C. Auditors

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

RISK FACTOR SUMMARY

Investing in our securities is speculative and involves substantial risk. You should carefully consider all of the information in this Annual Report prior to investing in our securities. There are numerous risk factors related to our business that are described under “Risk Factors” on page 6 and elsewhere in this Annual Report. These risks could materially and adversely impact our business, results of operations, financial condition and future prospects, which could cause the trading price of our ordinary shares to decline and could result in a loss of your investment. Among these important risks are the following:

●	Our recent growth may not be indicative of our future growth, and we may not be able to sustain our revenue growth rate in the future. Our growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

●	The market and technology space in which we participate are competitive, new, and rapidly changing, and if we do not compete effectively, introduce new features or products successfully, make enhancements to our existing products and services, or if our products and services do not perform as well as our competitors’, then our business, results of operations, and financial condition could be harmed.

●	We use third-party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in negative publicity and a slowdown in the growth of our user base, which could materially and adversely affect our business, financial condition and results of operations.

●	If we fail to manage our growth effectively, we may be unable to execute our business plan or maintain high levels of service and customer satisfaction.

●	We will face additional risks as we offer new products and services, transact with a broader array of clients and counterparties, and expose ourselves to new geographical markets.

●	Real or perceived errors, failures, vulnerabilities, or bugs in our technology could harm our business, results of operations, financial condition, and our reputation could be harmed.

●	If there are interruptions or performance problems associated with the technology or infrastructure used to operate our technology, customers may experience service outages, other organizations may be reluctant to use our technology, and our reputation could be harmed.

●	We face cybersecurity risks that could result in damage to our reputation and/or subject us to fines, payment of damages, lawsuits and restrictions on our use of data.

●	If we are unable to attract new users and organizations, our revenue growth and profitability will be harmed.

●	Any inability to deal with and manage our development and growth could have a material adverse effect on our business, operations, financial performance and prospects.

●	If we are not able to introduce new features or products successfully and to make enhancements to our existing products and services, our business and results of operations could be adversely affected.

●	If we are not able to maintain and enhance our brand and increase market awareness of our company and products, our business, results of operations and financial condition may be adversely affected.

●	We cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit.

●	We have been reliant on government subsidies and research and development grants in the past and we cannot ensure that our existing capital will be sufficient to meet our capital requirements.

●	Compliance with the rapidly evolving landscape of global data privacy and security laws may be challenging, and any failure or perceived failure to comply with such laws, or other concerns about our practices or policies with respect to the processing of personal data, could damage our reputation and deter current and potential customers and end users from using our platform and products and services or subject us to significant compliance costs or penalties, which could materially and adversely affect our business, financial condition and results of operations.

●	We rely on key personnel and employees with the technical know-how to lead and operate our businesses.

●	If we fail to adequately protect our proprietary rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue, and incur costly litigation to protect our rights.

●	We face the risk that third parties will claim that we infringe on their intellectual property rights, which could result in costly license fees or expensive litigation.

●	We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

●	The COVID-19 pandemic and its continuing effects have significantly impacted the global economy and markets and may continue to do so, which could adversely affect our business, financial condition and the trading price of our securities.

●	As a company primarily based outside of the United States, our business is subject to economic, political, regulatory and other risks associated with international operations.

●	The requirements of being a U.S. public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

●	We are a “foreign private issuer” and may have disclosure obligations that are different from those of U.S. domestic reporting companies. As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which could limit the information publicly available to our shareholders.

●	We may lose our “foreign private issuer” status in the future, which could result in additional costs and expenses to us.

●	We are an “emerging growth company,” and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our ordinary shares less attractive to investors.

●	If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

●	Substantial future sales of our ordinary shares, or the perception that these sales could occur, may cause the price of our ordinary shares to drop significantly, even if our business is performing well.

●	We do not anticipate paying cash dividends and, accordingly, shareholders must rely on share appreciation for any return on their investment.

●	Investors in this offering will pay a much higher price than the book value of our ordinary shares and, as a result, you will incur immediate and substantial dilution of your investment.

●	Nasdaq may delist our securities from its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

●	We are governed by the corporate laws of Australia, which in some cases have a different effect on shareholders than the corporate laws of the United States and may have the effect of delaying or preventing a change in control.

●	U.S. civil liabilities may not be enforceable against us, our directors, our officers or certain experts named in this Annual Report.

As a result of these risks and other risks described under “Risk Factors,” there is no guarantee that we will experience growth or profitability in the future.

RISK FACTORS

You should consider carefully the following risk factors, as well as the other information in this Annual Report, including our financial statements and notes thereto. If any of the following risks were to actually occur, our business, financial conditions, results of operations and prospects could be materially adversely affected and the value of our securities could decline. The risks and uncertainties described below in this Annual Report for the year ended June 30, 2022, are not the only risks facing us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Relating to our Business and Industry

Our recent growth may not be indicative of our future growth, and we may not be able to sustain our revenue growth rate in the future. Our growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We have experienced growth since the inception of our operations. Our revenue increased by 92.6% from year- end 2021 to year-end 2022. However, you should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. We cannot assure you that we will be able manage our growth at the same rate as we did in the past, or avoid any decline in the future. To maintain our growth, we need to attract more customers, scale up our business and continue to improve our technology, among other things. Moreover, our current and planned staffing, systems, policies, procedures and controls may not be adequate to support our future operations. To effectively manage the expected growth of our operations and personnel, we will also be required to refine our operational, financial and management controls and reporting systems and procedures. If we fail to efficiently manage the expansion of our business, our costs and expenses may increase faster than we planned and we may not successfully attract a sufficient number of customers and end users in a cost-effective manner, respond timely to competitive challenges, or otherwise execute our business strategies. Our growth requires significant financial resources and will continue to place significant demands on our management. There is no guarantee that we will be able to effectively manage any future growth in an efficient, cost-effective and timely manner, or at all. Our past growth is not necessarily indicative of results that we may achieve in the future. If we fail to effectively manage the growth of our business and operations, our reputation, results of operations and overall business and prospects could be negatively impacted.

The market and technology space in which we participate are competitive, new, and rapidly changing, and if we do not compete effectively, introduce new features or products successfully, make enhancements to our existing products and services, or if our products and services do not perform as well as our competitors’, then our business, results of operations, and financial condition could be harmed.

Our market is subject to rapidly evolving products and technological change, and our future success depends on our technology. Products, services and technologies developed by others may render our products, services or technology obsolete or non-competitive. To attract new customers and end users and keep our existing ones engaged, we must introduce new products and services and upgrade our existing offerings to meet their evolving preferences. It is difficult to predict the preferences of a particular customer or a specific group of customers. Changes and upgrades to our existing products may not be well received by our customers and end users, and newly introduced products or services may not achieve success as expected. Moreover, the functionality, reliability or security of our technology or our ability to adequately maintain, develop, update or enhance our technology each depends on numerous factors, many of which are beyond our control, and any failure in respect of any of the foregoing may cause the level of usage and customer satisfaction to decline. This may result in reduced sales, loss of customers, damage to reputation, an inability to attract new clients and potential claims for breach of contract or other litigation.

Our future revenue and growth also depends on our ability to develop enhancements, new features and products, and services that utilize our technology. Enhancements, new features and products, and services that we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects, may have interoperability difficulties with our platform or other products and services or may not achieve the broad market acceptance necessary to generate significant revenue. The failure to successfully develop enhancements, services, features, products or other new solutions may materially adversely impact our future operations and financial performance, competitive position and business prospects.

We use third-party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in negative publicity and a slowdown in the growth of our user base, which could materially and adversely affect our business, financial condition and results of operations.

Our business depends, in part, on services provided by, and relationships with, various third parties. For example, we rely on contracts with third-party suppliers such as AWS, which provides cloud hosting services. If these contracts and services are terminated or suffer a disruption in the future and we are not able to replace or accommodate for those events in a timely and cost-effective manner, our operations and financial performance, competitive position and business prospects may be adversely impacted.

We are faced with uncertainties related to our research and development.

Our products and services are the subject of continuous research and development and must be continually and substantially developed in order to gain and maintain competitive and technological advantage, and in order to meaningfully improve the usability, scalability and accuracy of our products and services. There are no guarantees that we will be able to undertake such research and development successfully or cost effectively. Failure to successfully undertake such research and development, anticipate technical problems, or estimate research and development costs or timeframes accurately may adversely affect our results and viability.

We may be unable to execute our business plans or maintain high levels of service and customer satisfaction, which may adversely affect our business, operating results or financial condition.

To continue to grow our business, it is important that existing customers renew their subscriptions when existing contracts expire and that we expand our relationships with existing customers. Customers have no obligation to renew their subscriptions and may decide not to renew their subscriptions with a similar contract period, at the same prices and terms, or at all. In the past, some of our customers have elected not to continue to use our services. Any failure to maintain high-quality technical support, or a market perception that we do not maintain high-quality technical support, could adversely affect client retention, our reputation, our ability to sell our applications to existing and prospective clients, and, as a result, our business, operating results or financial condition. Our ability to retain customers and expand deployments with them may decline or fluctuate as a result of a number of factors, including customer satisfaction, functionality, reliability, customer support, prices, competitor prices, customer experience, new feature releases and overall performance of our technology.

Further, our solutions are inherently complex and may in the future contain, or develop, undetected defects or errors. Any defects in our platform could adversely affect our reputation, impair our ability to sell our applications in the future and result in significant costs to us. The costs incurred in correcting any platform defects may be substantial and could adversely affect our business, operating results or financial condition.

Our growth strategy is largely dependent upon increasing the number of customers that use our technology. As we seek to increase our sales, we may face upfront sales costs and longer sales cycles, higher customer acquisition costs, more complex customer requirements and volume discount requirements. We may also be required to enter into customized contractual arrangements with certain customers, particularly large enterprises, pursuant to which we are required to offer more favorable pricing terms in exchange for larger total contract values that accompany large deployments. As we continue to expand our sales efforts, we will need to continue to increase investment in sales and marketing. There is no assurance that such investments will succeed and contribute to additional customer acquisition, and in turn result in revenue growth.

There can be no assurance that we will successfully commercialize our technology or our products and services or that existing product markets will continue to grow or that new markets will develop. If we are unable to increase sales to customers, our business, financial condition, operations and overall financial performance may suffer.

We will face additional risks as we offer new products and services, transact with a broader array of clients and counterparties, and expose ourselves to new geographical markets.

We are committed to providing new products and services in order to strengthen our market position in the industries that we operate in. We expect to expand our product and service offerings as permitted by relevant regulatory authorities, transact with new clients not in our traditional client base, and enter into new markets. If we are unable to achieve the expected results with respect to our offering of new products and services, our new client base, and in new geographical markets, our business, financial condition, and results of operations could be materially and adversely affected.

We may not be able to successfully identify, consummate or integrate acquisitions, and acquisitions may adversely affect our financial leverage.

Part of our business strategy may, from time to time, include pursuing synergistic acquisitions. We have expanded, and plan to continue to expand, our business by making strategic acquisitions and regularly seeking suitable acquisition targets to enhance our growth. In September 2022, we acquired Jimmy Kelley Digital, a marketing firm headquartered in Austin, Texas. We may fund such acquisitions using cash on hand or accessing the capital markets. To the extent we finance such acquisitions with debt, the incurrence of such debt may result in a significant increase in our interest expense and financial leverage.

Further, the pursuit of acquisitions may pose certain risks to us. We may not be able to identify acquisition candidates that fit our criteria for growth and profitability. Even if we are able to identify such candidates, we may not be able to acquire them on terms or financing satisfactory to us. We will incur expenses and dedicate attention and resources associated with the review of acquisition opportunities, whether or not we consummate such acquisitions.

Additionally, even if we are able to acquire suitable targets on agreeable terms, we may not be able to successfully integrate their operations with ours. Achieving the anticipated benefits of any acquisition will depend in significant part upon whether we integrate such acquired businesses and personnel, as the case may be, in an efficient and effective manner. We may not be able to achieve the anticipated operating and cost synergies or long-term strategic benefits of our acquisitions within the anticipated timing or at all. For example, elimination of duplicative costs may not be fully achieved or may take longer than anticipated. The benefits from any acquisition may be offset by the costs incurred in integrating the businesses and operations. We may also assume liabilities in connection with acquisitions to which we would not otherwise be exposed. An inability to realize any or all of the anticipated synergies or other benefits of an acquisition as well as any delays that may be encountered in the integration process, which may delay the timing of such synergies or other benefits, could have an adverse effect on our business, results of operations and financial condition.

Real or perceived errors, failures, vulnerabilities, or bugs in our technology could harm our business, results of operations, financial condition, and our reputation could be harmed.

We will need to ensure that our technology continues to be developed, updated and enhanced to add new features. The success of any enhancement or new feature depends on several factors, including our understanding of market demand, timely execution, successful introduction or integration and market acceptance. We may not successfully develop new content and features or enhance our technology to meet customer needs or demands. In addition, new content and features or enhancements may not achieve adequate acceptance in the market.

Errors, failures, vulnerabilities or bugs may occur in our technology, particularly when updates are deployed or new features or enhancements are rolled out. In addition, utilization of our technology in complicated, large-scale customer environments may expose errors, failures, vulnerabilities or bugs. Any such errors, failures, vulnerabilities or bugs may not be identified until after updates are deployed or new features or enhancements are rolled out. As a provider of technology solutions, our brand and reputation are particularly sensitive to such errors, failures, vulnerabilities or bugs given that our customers’ proprietary information will be available through the technology. Any unauthorized access to customers’ proprietary information by third parties or loss in customer data could expose us to significant liability.

Real or perceived errors, failures, vulnerabilities or bugs in our technology could result in negative publicity, loss of competitive position, loss of customer data, loss of or delay in market acceptance or claims for losses suffered or incurred by customers, all of which could adversely impact our business and our future operations and financial performance, competitive position and business prospects.

If there are interruptions or performance problems associated with the technology or infrastructure used to operate our technology, customers may experience service outages, other organizations may be reluctant to use our technology, and our reputation could be harmed.

Our technology is hosted through data centers provided by AWS, a provider of cloud infrastructure services. Our operations therefore depend on the virtual cloud infrastructure hosted by AWS as well as the information stored in these virtual data centers and which third-party Internet service providers transmit. Any incident affecting AWS’s infrastructure could negatively affect the availability, functionality or reliability of our technology. A prolonged AWS service disruption affecting our technology, or AWS no longer being willing to offer its cloud infrastructure services, could damage our reputation, expose us to liability, cause us to lose customers or otherwise adversely impact our business.

While our agreement with AWS is ongoing for an indefinite term and may be terminated by us for any reason upon the delivery of adequate notice, or by either party if the other party is in material breach of the agreement and such agreement remains uncured for a period of 30 days, AWS may also terminate our agreement for any reason by providing us at least 30 days’ advance notice, immediately upon notice to us if its relationship with a third-party partner who provides software or other technology used to provide its cloud infrastructure services expires, terminates or requires AWS to change the way it provides the software or other technology, or in order to comply with the law or requests of governmental entities. AWS may also change or discontinue any of its virtual cloud infrastructure services from time to time, temporarily suspend our right to access or use any portion of the virtual cloud infrastructure and may modify our agreement at any time upon requisite notice to us. While alternative cloud infrastructure services are available, we may incur significant costs and delays if we are required to transition to a new service provider, and alternative cloud infrastructure providers may provide services on terms less favorable to those offered by AWS.

We face cyber security risks that could result in damage to our reputation and/or subject us to fines, payment of damages, lawsuits and restrictions on our use of data.

Our information systems and data, including those we maintain with our third-party service providers, may be subject to cyber security breaches in the future. Computer programmers and hackers may be able to penetrate our network security and misappropriate, copy or pirate our confidential information or that of third parties, create system disruptions or cause interruptions or shutdowns of our internal systems and services. Our technology may become subject to denial-of-service attacks, where a website is bombarded with information requests eventually causing the website to overload, resulting in a delay or disruption of service. Computer programmers and hackers also may be able to develop and deploy viruses, worms and other malicious software programs that attack our products or otherwise exploit any security vulnerabilities of our products. Certain of our employees have access to sensitive information about our clients’ employees. While we conduct background checks of our employees and limit access to systems and data, it is possible that one or more of these individuals may circumvent these controls, resulting in a security breach.

There is also a growing trend of advanced persistent threats being launched by organized and coordinated groups against corporate networks to breach security for malicious purposes.

The techniques used to obtain unauthorized, improper, or illegal access to our systems, our data or customers’ data, disable or degrade service, or sabotage systems are constantly evolving and have become increasingly complex and sophisticated, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched. Although we have developed systems and processes designed to protect our data and customer data and to prevent data loss and other security breaches and expect to continue to expend significant resources to bolster these protections, there can be no assurance that these security measures will provide absolute security. Any actual or perceived breach of our security could damage our reputation, cause existing clients to discontinue the use of our solution, prevent us from attracting new clients, or subject us to third-party lawsuits, regulatory fines or other actions or liabilities, any of which could adversely affect our business, operating results or financial condition.

Disruptions in the availability of our technology, through cyber-attacks or otherwise, could damage our computer or telecommunications systems, impact our ability to service our customers, adversely affect our operations and the results of operations, and have an adverse effect on our reputation. The costs to us to eliminate or alleviate security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and the efforts to address these problems could result in interruptions, delays, cessation of service and loss of existing or potential customers and may impede our sales, distribution and other critical functions. We may also be subject regulatory penalties and litigation by customers and other parties whose information has been compromised, all of which could have a material adverse effect on our business, results of operations and cash flows.

If we are unable to attract new users and organizations, our revenue growth and profitability will be harmed.

Our ability to broaden our customer base and achieve broader market acceptance of our technology will depend to a significant extent on the ability of our sales and marketing team to drive our sales pipeline and cultivate relationships to drive revenue growth.

We have invested in, and plan to continue, expanding our sales and marketing activities. Identifying, recruiting, and training sales personnel will require significant time, expense, and attention. We also plan to dedicate significant resources to sales and marketing programs. If we are unable to hire, develop, and retain talented sales or marketing personnel, if our new sales or marketing personnel are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective, our ability to broaden our customer base and achieve broader market acceptance of our technology could be harmed. In addition, the investments we make in our sales and marketing team will occur in advance of experiencing benefits from such investments, making it difficult to determine in a timely manner if we are efficiently allocating resources in these areas.

If we fail to offer high-quality customer experience, our business and reputation will suffer.

Our business model is based on recurring revenue arising from customers. A poor user experience may not necessarily be anticipated but may affect the growth of customer numbers and repeat purchases or ongoing contracts for the use of our software services. Factors that may contribute to poor customer experience include:

●	ease of setting up and commencing use of the products offered;
●	simplicity, functionality and reliability of customer usage; and
●	quality of services provided.

Poor user experiences may result in a decline in the level of usage of our products, the loss of customers, adverse publicity, litigation and regulatory investigations. If any of these occur, it may adversely impact our operations and financial performance, position and prospects.

Any inability to deal with and manage our development and growth could have a material adverse effect on our business, operations, financial performance and business prospects.

Achievement of our objectives will largely depend on the ability of the board of directors and management to successfully implement our development and growth strategy. However, there can be no assurance that our board of directors and management will successfully implement our development and growth strategy. Failure by our board of directors and management to properly implement and manage the strategic direction of the Company and our business would adversely affect our financial performance.

As we target rapid sales growth, this may bring challenges in recruiting sufficient qualified personnel to manage growth and maintain the desired quality of service and support. If any of the foregoing inabilities or challenges occurs, our business may be adversely impacted.

Failure to set optimal prices for our products could adversely impact our business, results of operations and financial condition.

We derive substantially all of our revenue from license subscription fees earned from customers using our technology as well as from advertising fees earned from customers publishing their content on our digital property network. We also offer tiered, volume-based discounts to our largest customers and in some cases, customers are contracted to some level of minimum revenue commitment. If competitors introduce new products or services at prices that are more competitive than ours for similar products and services, we may be unable to attract new customers or retain existing customers based on our historical pricing. Further, as we expand internationally, we also must determine the appropriate price to enable us to compete effectively internationally. As a result, in the future we may be required or choose to reduce our prices or change our pricing model, which could adversely affect our business, results of operations and financial condition.

We cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit.

We have developed a diversified revenue model and plan to explore additional opportunities to monetize our customer base and technology by, for example, promoting additional value-added services to end users to generate more subscription fees. If these efforts fail to achieve our anticipated results, we may not be able to increase or maintain our revenue growth. Specifically, in order to increase the number of our customers and end users and their levels of spending, we will need to address a number of challenges, including providing consistent quality products and services; continuing to innovate and stay ahead of our competitors; and improving the effectiveness and efficiency of our sales and marketing efforts. If we fail to address any of these challenges, we may not be successful in increasing the number of our customers and end users and their expenditures with us, which could have a material adverse impact on our business, financial condition and results of operations.

We have been reliant on government subsidies and research and development grants in the past and we cannot ensure that our existing capital will be sufficient to meet our capital requirements.

To date, a substantial but declining portion of our operations have been funded through government subsidies and research and development grants. Such subsidies and grants accounted for 15.9% and 26.4% of the sum of our revenue and other income (referred to herein as “total income”) for the years ended June 30, 2022 and June 30, 2021, respectively. We expect to generate revenues primarily through license subscription fees from our customer-base and through the acquisition of additional online directories and databases to grow the number of business profiles within our network and hence the opportunity to generate increased advertising revenues.

We believe that our existing capital and other sources of liquidity will be sufficient to meet our capital requirements, however, the adequacy of our available funds to meet our operating and capital requirements will depend on many factors, including our ability to achieve revenue growth and maintain favorable operating margins; the cost, progress and results of our future research and product development; the effect of competing technological and market developments; and costs incurred in enforcing and defending certain of the patents and other intellectual property rights upon which our technologies are based, to the extent such rights are challenged.

We cannot be certain that in the future alternative financing sources, including previously received government subsidies and research and development grants, will be available to us at such times or in the amounts we need or whether we can negotiate commercially reasonable terms or at all, or that our actual cash requirements will not be greater than anticipated. If we are unable to obtain future financing through the methods we described above or through other means, our business may be materially impaired and we may be unable to complete our business objectives and may be required to cease operations, curtail one or more product development or commercialization programs, significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all our assets. Additionally, though we have engaged qualified external consultants to assist us with the preparation of our grant applications, our government subsidies remain subject to review and potential audits, and we may be required to repay all or portion of the grant with penalties, as applicable, if we are deemed ineligible for such subsidies following such audits.

If we are not able to maintain and enhance our brand and increase market awareness of our company and products, our business, results of operations and financial condition may be adversely affected.

We believe that maintaining and enhancing the “Locafy” brand identity and increasing market awareness of our company and products, is critical to achieving widespread acceptance of our platform, to strengthen our relationships with our existing customers and to our ability to attract new customers. The successful promotion of our brand will depend largely on our continued marketing efforts, our ability to continue to offer high quality products, and our ability to successfully differentiate our products and platform from competing products and services. Our brand promotion activities may not be successful or yield increased revenue.

Negative publicity about us, our products or our platform could materially and adversely impact our ability to attract and retain customers, our business, results of operations and financial condition.

The promotion of our brand also requires us to make substantial expenditures, and we anticipate that these expenditures will increase as our market becomes more competitive and as we expand into new markets. To the extent that these activities increase revenue, this revenue may not be enough to offset the increased expenses we incurred. If we do not successfully maintain and enhance our brand, our business may not grow, our pricing power may be reduced relative to our competitors and we may lose customers, all of which would adversely affect our business, results of operations and financial condition.

Compliance with the rapidly evolving landscape of global data privacy and security laws may be challenging, and any failure or perceived failure to comply with such laws, or other concerns about our practices or policies with respect to the processing of personal data, could damage our reputation and deter current and potential customers and end users from using our platform and products and services or subject us to significant compliance costs or penalties, which could materially and adversely affect our business, financial condition and results of operations.

Failure to comply with the increasing number of data protection laws in the jurisdictions in which we operate, as well as concerns about our practices with regard to the collection, use, storage, retention, transfer, disclosure, and other processing of personal data, the security of personal data, or other privacy-related matters, such as cybersecurity breaches, misuse of personal data and data sharing without necessary safeguards, including concerns from our customers, employees and third parties with whom we conduct business, even if unfounded, could damage our reputation and operating results. As we seek to expand our business, we are, and may increasingly become, subject to various laws, regulations and standards, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which we operate. The regulatory and legal frameworks regarding data privacy and security issues in many jurisdictions are constantly evolving and developing and can be subject to significant changes from time to time, including in ways that may result in conflicting requirements among various jurisdictions. Interpretation and implementation standards and enforcement practices are similarly in a state of flux and are likely to remain uncertain for the foreseeable future. As a result, we may not be able to comprehensively assess the scope and extent of our compliance responsibility at a global level and we may fail to fully comply with the applicable data privacy and security laws, regulations and standards. Moreover, these laws, regulations and standards may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material and adverse impact on our business, financial condition and results of operations.

In certain jurisdictions in which we operate, stringent, extra-territorial data protection laws exist which increase our compliance burden and the risk of scrutiny. For example, the General Data Protection Regulation (EU) 2016/679 (“GDPR”), which applies to the collection, use, storage, retention, transfer, disclosure, and other processing of personal data obtained from individuals located in the European Union (“EU”) and in the United Kingdom (“UK”) or by businesses operating within the EU or the UK, became effective on May 25, 2018 and has resulted, and will continue to result, in significantly greater compliance burdens and costs for companies with customers, end users, or operations in the EU. The GDPR, which in post-Brexit UK is known as the “UK GDPR,” places stringent obligations and operational requirements on us as both a processor and controller of personal data and could make it more difficult or more costly for us to use and share personal data. Under the GDPR, data protection supervisory authorities are given various enforcement powers, including levying fines of up to 20 million Euros or up to 4% of an organization’s annual worldwide turnover, whichever is greater, for the preceding financial year, for non-compliance. Data subjects also have the right to be compensated for damages suffered as a result of a controller or processor’s non-compliance with the GDPR. While the GDPR provides a more harmonized approach to data protection regulation across the EU member states and the UK, it also gives EU member states and the UK certain areas of discretion and therefore laws and regulations in relation to certain data processing activities may differ on a member state by member state basis, which could further limit our ability to use and share personal data and could require localized changes to our operating model. In addition to the GDPR, the EU also has released a proposed Regulation on Privacy and Electronic Communications, or the ePrivacy Regulation, to replace the EU’s current Privacy and Electronic Communications Directive, or the ePrivacy Directive, to, among other things, better align EU member states and the rules governing online tracking technologies and electronic communications, such as unsolicited marketing and cookies, with the requirements of the GDPR. While the ePrivacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), it is currently going through the European legislative process, and commentators now expect it to be adopted after 2024. The current draft of the ePrivacy Regulation significantly increases fining powers to the same levels as GDPR and may require us to change our operational model and incur additional compliance expenses. Additional time and effort may need to be spent addressing the new requirements in the potential ePrivacy Regulation as compared to the GDPR.

Under the GDPR, restrictions are placed on transfers of personal data outside of the European Economic Area and the UK to countries which have not been deemed “adequate” by the European Commission (including the United States). As a global business, with customers and end users worldwide, we are susceptible to any changes in legal requirements affecting international data flows. The Court of Justice of the European Union (“CJEU”) issued a decision on July 16, 2020, invalidating the EU-US Privacy Shield Framework, which provided one mechanism for lawful cross-border transfers of personal data between the EU and the U.S. While the decision did not invalidate the use of standard contractual clauses, another mechanism for making lawful cross-border transfers, the decision has called the validity of standard contractual clauses into question under certain circumstances, and has made the legality of transferring personal data from the EU to the U.S. or various other jurisdictions outside of the EU more uncertain. Specifically, the CJEU stated that companies must now assess the validity of standard contractual clauses on a case-by-case basis, taking into consideration whether the standard contractual clauses provide sufficient protection in light of any access by the public authorities of the third country to where the personal data is transferred, and the relevant aspects of the legal system of such third country. In response, the European Data Protection Board recently published new versions of the standard contractual clauses that purport to address the CJEU’s decision. Due to this evolving regulatory guidance, we may need to invest in additional technical, legal and organization safeguards in the future to avoid disruptions to data flows within our business and to and from our customers and service providers. Furthermore, this uncertainty, and its eventual resolution, may increase our costs of compliance, impede our ability to transfer data and conduct our business, and harm our business or results of operations.

Outside of the EU and UK, many jurisdictions have adopted or are adopting new data privacy and security laws, which may result in additional expenses to us and increase the risk of non-compliance. For example, in the United States, various federal and state regulators, including governmental agencies like the Federal Trade Commission, have adopted, or are considering adopting, laws and regulations concerning personal data and data security. This patchwork of legislation and regulation may give rise to conflicts or differing views of personal privacy rights. For example, certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal data than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. One such comprehensive privacy law in the United States is the California Consumer Privacy Act (“CCPA”), which came into effect on January 1, 2020. Among other things, the CCPA requires companies that process information of California residents to make new detailed disclosures to consumers about such companies’ data collection, use and sharing practices, gives California residents expanded rights to access and delete their personal information, and to opt out of certain personal information sharing with (and sales of personal information to) third parties. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal data. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. The CCPA was amended in September 2018, November 2019 and September 2020, and it is possible that further amendments will be enacted, but even in its current form it remains unclear how various provisions of the CCPA will be interpreted and enforced. Additionally, a new privacy law, the California Privacy Rights Act (“CPRA”), was approved by California voters in the election of November 3, 2020. The CPRA, which will take effect in most material respects on January 1, 2023, modifies the California Consumer Privacy Act significantly, including by expanding consumers’ rights with respect to certain sensitive personal information and creating a new state agency to oversee implementation and enforcement efforts, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Other state laws , such as the Colorado Privacy Act passed in 2021, the Utah Consumer Privacy Act passed in 2022, and the Virginia Consumer Data Privacy Act passed in 2021, are changing rapidly and there have been ongoing discussions and proposals in the U.S. Congress with respect to new federal data privacy and security laws to which we would become subject if enacted. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time, may require us to modify our data processing practices and policies, divert resources from other initiatives and projects, and could restrict the way products and services involving data are offered, all of which may have a material and adverse impact on our business, financial condition and results of operations.

In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards. We expect that there will continue to be new proposed laws and regulations concerning data privacy and security, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. New laws, amendments to or re-interpretations of existing laws, regulations, standards and other obligations may require us to incur additional costs and restrict our business operations. For example, there is an increasing trend of jurisdictions requiring data localization, which may prohibit companies from storing data relating to resident individuals in data centers outside the relevant jurisdiction or, at a minimum, require a complete set of the data to be stored in data centers within the relevant jurisdiction. Because the interpretation and application of laws, regulations, standards and other obligations relating to data privacy and security are still uncertain, it is possible that these laws, regulations, standards and other obligations may be interpreted and applied in a manner that is inconsistent with our data processing practices and policies or the features of our products and services. If so, in addition to the possibility of fines, lawsuits, regulatory investigations, public censure, other claims and penalties, and significant costs for remediation and damage to our reputation, we could be materially and adversely affected if legislation or regulations are expanded to require changes in our data processing practices and policies or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively impact our business, financial condition and results of operations. Furthermore, the developing requirements relating to clear and prominent privacy notices (including in the context of obtaining informed and specific consents to the collection and processing of personal data, where applicable) may potentially deter end users from consenting to certain uses of their personal data. In general, negative publicity of us or our industry regarding actual or perceived violations of our end users’ privacy-related rights, including fines and enforcement actions against us or other similarly placed businesses, also may impair users’ trust in our privacy practices and make them reluctant to give their consent to share their data with us. Any inability to adequately address data privacy or security-related concerns, even if unfounded, or to comply with applicable laws, regulations, standards and other obligations relating to data privacy and security, could result in additional cost and liability to us, harm our reputation and brand, damage our relationships with consumers and have a material and adverse impact on our business, financial condition and results of operations.

With regard to our commercial arrangements, we and our counterparties, including business partners and external service providers, might be subject to contractual obligations regarding the processing of personal data. While we believe our and our counterparties’ conduct under these agreements is in material compliance with all applicable laws, regulations, standards, certifications and orders relating to data privacy or security, we or our counterparties may fail, or be alleged to have failed, to be in full compliance. In the event that our acts or omissions result in alleged or actual failure to comply with applicable laws, regulations, standards, certifications and orders relating to data privacy or security, we may incur liability. While we endeavor to include indemnification provisions or other protections in such agreements to mitigate liability and losses stemming from our counterparties’ acts or omissions, we may not always be able to negotiate for such protections and, even where we can, there is no guarantee that our counterparties will honor such provisions or that such protections will cover the full scope of our liabilities and losses.

While we strive to comply with our internal data privacy guidelines as well as all applicable data privacy and security laws and regulations, and contractual obligations in respect of personal data, there is no assurance that we are able to comply with these laws, regulations and contractual obligations in all respects. Any failure or perceived failure by us, external service providers or business partners to comply may result in proceedings or actions against us, including fines and penalties or enforcement orders (including orders to cease processing activities) being levied on us by government agencies or proceedings or actions against us by our business partners, customers or end-users, including class action privacy litigation in certain jurisdictions, and could damage our reputation and discourage current and future users from using our products and services, which could materially and adversely affect our business, financial condition and results of operations. In addition, compliance with applicable laws on data privacy requires substantial expenditure and resources, including to continually evaluate our policies and processes and adapt to new requirements that are or become applicable to us on a jurisdiction-by-jurisdiction basis, which would impose significant burdens and costs on our operations or may require us to alter our business practices. Concerns about the security of personal data also could lead to a decline in general Internet usage, which could result in a decrease in demand for our products and services and have a material and adverse effect on our business, financial condition and results of operations. Furthermore, if the local government authorities in our target markets require real-name registration for users of our platform, the growth of our customer and end-user bases may slow down and our business, financial condition and results of operations may be adversely affected.

We rely on key personnel and employees with the technical know-how to lead and operate our businesses.

We depend on the expertise, experience and efforts of our executive officers and other key employees. A failure to attract and retain executive, business development, technical and other key personnel could reduce our revenues and operational effectiveness. There is a continuing demand for relevant qualified personnel, and we believe that our future growth and success will depend upon our ability to attract, train and retain such personnel.

Competition for personnel in our industry is intense, and there is a limited number of persons with knowledge of, and experience in, this industry. There can be no assurance that we will maintain sufficiently qualified personnel or hire additional qualified personnel on a timely basis, or that we will be able to retain our key management personnel. An inability to attract or maintain a sufficient number of requisite personnel, particularly those with the requisite technical expertise, could have a material adverse effect on our performance or on our ability to capitalize on market opportunities or meet our stated objectives.

If we fail to adequately protect our proprietary rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue, and incur costly litigation to protect our rights.

We use intellectual property and technology developed in the course of our business. A substantial part of our commercial success will depend on our ability to establish and protect our intellectual property to maintain our software source code.

A component of the underlying technology on which our technology is built is patented in the United States (Patent Number US 9286274). However, the granting of a patent does not guarantee validity since it may be revoked on the grounds of invalidity at any time during its life and, at any point, an alleged infringer may assert that the patent is invalid. The granting of the patent also does not guarantee that the patentee has freedom to operate the invention claimed in the patent because, for example, the working of a patented invention may be prevented by the existence of another patent. In addition, there are limitations associated with patent protection and, generally speaking, a patent issued in one jurisdiction will not prevent unauthorized exploitation of the invention in other jurisdictions.

Further to the above, the commercial value of our intellectual property assets is dependent on any relevant legal protections. These legal mechanisms, however, do not guarantee that the intellectual property will be protected or that our competitive position will be maintained. No assurance can be given that employees or third parties will not, knowingly or unknowingly, breach confidentiality agreements, infringe or misappropriate our intellectual property or commercially sensitive information or that competitors will not be able to produce non-infringing competitive products. Competition in retaining and sustaining protection of technologies and the complex nature of technologies can lead to expensive and lengthy disputes for which there can be no guaranteed outcome. There can be no assurance that any intellectual property which we (or entities we deal with) may have an interest in now or in the future will afford us commercially significant protection of technologies or that any of the projects that may arise from technologies will have commercial applications.

In addition, there can be no assurance that we will implement adequate measures to protect our intellectual property. Failure in the measures implemented to protect our intellectual property may result in an erosion of any potential competitive position. Additionally, securing rights to (or developing) technologies complementing our existing intellectual property will also play an important part in our commercial success. There is no guarantee that such rights can be secured or such technologies can be developed.

Our results of operations may be harmed if we are subject to a protracted infringement claim, a claim that results in a significant damage award, a third-party infringement claim, or a claim that results in an injunction.

There is a risk that the validity, ownership or authorized use of intellectual property relevant to us and our technology may be successfully challenged by third parties or that third parties may assert intellectual property infringement, unfair competition or like claims against us under copyright, trade secret, patent or other laws. If a third party accuses us of infringing on its intellectual property rights or if a third party commences litigation against us for the infringement of intellectual property rights, we may incur significant costs in defending such action, whether or not it ultimately prevails. Typically, intellectual property litigation is expensive and may result in the inability to use the intellectual property in question. While we are not aware of any claims of this nature in relation to any of the intellectual property rights in which we have or will acquire an interest, such claims, if made, may harm, directly or indirectly, our business and operations. Costs that we incur in defending third-party infringement actions may also include diversion of management’s and technical personnel’s time and attention from normal commercial operations.

In addition, parties making claims against us may be able to obtain injunctive or other equitable relief that could prevent us from further using our technology and intellectual property or commercializing our products. In the event of a successful claim of infringement against us, we may be required to pay damages and other costs and obtain one or more licenses from the prevailing third party. If we are not able to obtain these licenses at a reasonable cost, if at all, it could encounter delays in commercializing our products or product introductions and loss of substantial resources while we attempt to develop alternative products. Defense of any lawsuit or failure to obtain any of these licenses could prevent us from commercializing available products and could cause us to incur substantial expense.

Any of these events could adversely impact our business and our future operations and financial performance, position and prospects.

There is substantial doubt about our ability to continue as a going concern.

Our independent registered public accounting firm has issued an opinion on our consolidated financial statements included in this Annual Report that states that there is substantial doubt in respect of the assumption that we will continue as a going concern. We have incurred substantial operating losses and have used cash in our operating activities for the past few years. As of and for the year ended June 30, 2022, we had a net loss of $5,090,327 and net cash used in operating activities of $4,240,436. Our consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should we be unable to continue as a going concern. We also cannot be certain that additional financing, if needed, will be available on acceptable terms, or at all, and our failure to raise capital when needed could limit our ability to continue our operations. There remains substantial doubt about our ability to continue as a going concern for the next twelve months from the date the consolidated financial statements were issued.

To date, we have experienced negative cash flow from development of our technology, as well as from the costs associated with building a sales force to market our product and services. We expect to incur substantial net losses for the foreseeable future in order to further develop and commercialize our product. We also expect that our selling, general and administrative expenses will continue to increase due to the additional costs associated with market development activities and expanding our staff to sell and support our product. Our ability to achieve or, if achieved, sustain profitability is based on numerous factors, many of which are beyond our control, including the market acceptance of our products, competitive product development and our market penetration and margins. We may never be able to generate sufficient revenue to achieve or, if achieved, sustain profitability.

Because of the numerous risks and uncertainties associated with further development and commercialization of our technology and any future tests, we are unable to predict the extent of any future losses or when we will become profitable, if ever. We may never become profitable, and you may never receive a return on an investment in our securities. An investor in our securities must carefully consider the substantial challenges, risks and uncertainties inherent in the development in our industry. We may never develop our technology and our business may fail.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

Our independent registered public accounting firm has issued an opinion on our consolidated financial statements included in this Annual Report that states that there is substantial doubt in respect of the assumption that we will continue as a going concern, there is a risk that we may need additional cash resources in the future to fund our growth plans or if we experience adverse changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for new investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. The issuance and sale of additional equity would result in further dilution to our shareholders. One or more new debt financings could subject us to any or all of the following risks:

●	default and foreclosure on our assets if our operating revenue is insufficient to repay debt obligations;
●	acceleration of obligations to repay the indebtedness (or other outstanding indebtedness), even if we make all principal and interest payments when due, if we breach any covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;
●	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;
●	diverting a substantial portion of cash flow to pay principal and interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and
●	creating potential limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate.

The occurrence of any of these risks could adversely affect our operations or financial condition.

The market for our solutions among may be limited if prospective clients demand customized features and functions that we do not offer.

Prospective clients may require customized features and functions unique to their business processes that we do not offer. In order to ensure we meet these requirements, we may devote a significant amount of support and service resources to these prospective clients, increasing the cost and time required to complete sales with no guarantee that these prospective clients will adopt our solution. Further, we may not be successful in implementing any customized features or functions. If prospective clients require customized features or functions that we do not offer, or that would be difficult for them to deploy themselves, the market for our solution will be more limited and our business could be adversely affected.

Because our long-term success depends, in part, on our ability to expand the sales of our products to clients located outside of Australia, our business could be subject to risks associated with international operations.

Our operations are conducted primarily in Australia. An element of our growth strategy is to expand our operations and client base. If we decide to expand our operations into other international markets, it will require significant resources and management attention and may subject us to various regulatory, economic and political risks. Because of our lack of experience with international operations, we cannot ensure that our international expansion efforts will be successful, and the impact of such expansion efforts may adversely affect our business, operating results or financial condition.

The COVID-19 pandemic and its continuing effects have significantly impacted the global economy and markets and may continue to do so, which could adversely affect our business, financial condition and the trading price of our securities.

We have been largely unaffected by COVID-19 and our existing larger international customers currently appear to have withstood significant financial impact caused by COVID-19 on their business. Additionally, our smaller customers are predominantly based in Australia, where COVID-19 has had a relatively minor disruption to businesses. The global economy and financial markets have experienced significant volatility and uncertainty due to COVID-19 and its ongoing effects. Reduced economic and travel activities or illness among our management team as a result of COVID-19 could limit or delay our business activities. In addition, economic volatility and disruptions in the financial markets could adversely affect our ability to obtain future debt or equity financing on acceptable terms. Government efforts to counter the economic effects of COVID-19 through liquidity and stimulus programs may be insufficient or ineffective in preventing or reducing the effects of a recession. It is difficult to determine the extent of the economic and market impacts from COVID-19 and its continuing effects, and the many ways in which they may negatively affect our business and the trading price of our securities. The COVID-19 pandemic could also disrupt our supply or distribution chains or access to workers, which in turn could adversely impact our sales. Any of these events could have a material adverse impact on our results of operations and financial condition in future periods. We are unable to predict the nature or extent of any impact the COVID-19 pandemic may have on our future results of operations and financial condition.

As a company primarily based outside of the United States, our business is subject to economic, political, regulatory and other risks associated with international operations.

As a company with substantial operations in Australia, our business is subject to risks associated with conducting business outside the United States. Many of our suppliers are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

●	economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;
●	differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;
●	potentially reduced protection for intellectual property rights;
●	difficulties in compliance with different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;
●	changes in non-U.S. regulations and customs, tariffs and trade barriers;
●	changes in non-U.S. currency exchange rates, Australian dollar, U.S. dollar, and currency controls;
●	changes in a specific country’s or region’s political or economic environment;
●	trade protection measures, import or export licensing requirements or other restrictive actions by governments;
●	negative consequences from changes in tax laws; and
●	business interruptions resulting from geo-political actions, including war and terrorism, health epidemics, or natural disasters including earthquakes, typhoons, floods and fires.

Risks Related to Our Securities

The market price of our securities may be volatile, which could result in substantial losses.

Securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our securities to wide price fluctuations regardless of our operating performance. Some of the factors that may cause the market price of our securities to fluctuate include:

●	price and volume fluctuations in the global stock markets from time to time;
●	changes in operating performance and stock market valuations of other companies in our industry;
●	sales of our ordinary shares by us or any significant shareholder;
●	failure of securities analysts and credit rating agencies to initiate or maintain coverage of us, changes in financial estimates by securities analysts and credit rating agencies who follow us, or our failure to meet these estimates or the expectations of investors;
●	the financial projections we may provide to the public (in the event we decide to provide any such projections), any changes in those projections or our failure to meet those projections;
●	rumors and market speculation involving us or other companies in our industry;
●	actual or anticipated changes in our results of operations or fluctuations in our results of operations;
●	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;
●	announced or completed acquisitions of businesses or technologies by us or our competitors;

●	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
●	changes in tax laws and regulations as well as accounting standards, policies, guidelines, interpretations or principles;
●	any significant change in our management team;
●	general economic conditions and slow or negative growth of our markets; and
●	other risk factors described in this section of this Annual Report.

In addition, stock markets have historically experienced substantial price and volume fluctuations. Broad market and industry factors may harm the market price of our securities. Hence, the market price of our securities could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the market price of our securities regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs, our management’s attention and resources could be diverted and it could harm our business, operating results and financial condition.

The requirements of being a U.S. public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

Our ordinary shares and warrants are listed on Nasdaq. As a U.S. public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, we are subject to other reporting and corporate governance requirements, including certain requirements of the Nasdaq and certain provisions of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), which imposes significant compliance obligations upon us. We are also required to ensure that we have the ability to prepare financial statements that are fully compliant with all applicable reporting requirements on a timely basis. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual reports with respect to our business and operating results. Sarbanes-Oxley, as well as rules subsequently implemented by the Securities and Exchange Commission (the “SEC”) and Nasdaq, have imposed increased regulation and disclosure and require enhanced corporate governance practices of public companies. Our efforts to comply with evolving corporate governance laws, regulations and standards are likely to result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. These changes will require a significant commitment of additional resources. We may need to hire more employees in the future to comply with these requirements, which will increase our costs and expenses.

We may not be successful in implementing these requirements and implementing them could materially adversely affect our business. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our operating results on a timely and accurate basis could be impaired. If we do not implement such requirements in a timely manner or with adequate compliance, we might be subject to sanctions or investigations by regulatory authorities, such as the SEC or Nasdaq. Any such action could harm our reputation and the confidence of investors, customers and other third parties with whom we do business and could materially adversely affect our business and cause the trading price of our ordinary shares to fall.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Being a U.S. public company and adhering to these new rules and regulations makes it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our Audit and Risk Committee, and qualified executive officers.

We are a “foreign private issuer” and may have disclosure obligations that are different from those of U.S. domestic reporting companies. As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which could limit the information publicly available to our shareholders.

As a “foreign private issuer,” we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders are exempt from the insider reporting and short-swing profit recovery requirements in Section 16 of the Exchange Act. Accordingly, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell their ordinary shares, as the reporting deadlines under the corresponding Australian insider reporting requirements are not applicable. As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. As a result of such varied reporting obligations, shareholders should not expect to receive the same information at the same time as information provided by U.S. domestic companies.

In addition, as a foreign private issuer, we have the option to follow certain Australian corporate governance practices rather than those of the United States, except to the extent that such laws would be contrary to U.S. securities laws, provided that we disclose the requirements we are not following and describe the Australian practices we follow instead. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all domestic U.S. corporate governance requirements.

We may lose our “foreign private issuer” status in the future, which could result in additional costs and expenses to us.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. We may in the future lose foreign private issuer status if a majority of our ordinary shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (i) a majority of our directors or executive officers are U.S. citizens or residents; (ii) a majority of our assets are located in the United States; or (iii) our business is administered principally in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer would be significantly more than the costs incurred as an Australian foreign private issuer. If we are not a foreign private issuer, we would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from corporate governance requirements that are available to foreign private issuers.

We are an “emerging growth company,” and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act. For as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” until the fifth anniversary of the fiscal year end date following the completion of our initial public offering in March 2022, however, our status would change more quickly if we have more than US$1.235 billion in annual revenue, if the market value of our ordinary shares held by non-affiliates equals or exceeds US$700 million as of June 30 of any year, or we issue more than US$1.0 billion of non-convertible debt over a three-year period before the end of that period.

Investors could find our ordinary shares less attractive if we choose to rely on these exemptions. If some investors find our ordinary shares less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ordinary shares.

Prior to our initial public offering in March 2022, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the years ended June 30, 2022 and 2021, we identified material weaknesses in our internal control over financial reporting. As a result of lacking an effective accounting review process, material adjustments were made to the financial statements for the last two fiscal years in order to be in conformity with International Financial Reporting Standards. We also identified a significant deficiency relating to insufficient written policies and procedures for accounting and financial reporting which led to inadequate financial statement closing process. To remediate our material weaknesses, we expect to incur substantially more additional costs for addressing our material weaknesses and deficiencies. Our remedial measures will include: (a) hiring qualified internal control personnel, including financial and IT personnel, to manage the implementation of internal control policies, procedures and improvement of the internal audit function, system user access, security management and data protection, as applicable; (b) developing and implementing written policies and procedures for accounting and financial reporting that meet the standards applied to public companies listed in the United States; and (c) conducting internal control training to management, key operations personnel and the accounting department, so that management and relevant personnel understand the requirements and elements of internal control over financial reporting mandated by the U.S. securities laws. We have already commenced the implementation of several aforementioned remedial measures, which we expect to complete by June 30, 2023. Our ongoing remedial measures include hiring an additional qualified finance employee to facilitate the segregation of duties between the authorization, recording and reporting material transactions, and formal documentation of key Company controls, processes and accounting transactions. The implementation of any or all of these measures, however, still may not fully address the material weaknesses in our internal control over financial reporting. Additionally, as most of our documentation will be prepared internally, we do not expect there to be significant material costs to implement our remedial measures. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

A material weakness was identified in our internal control over financial reporting relating to the expected credit losses relating to trade receivable balances, convertible note accounting policy and share based payments valuation for performance rights and warrants, specifically our controls over tracking and monitoring accounting application, valuation and disclosures of these matters.

We have reviewed the proposed audit adjustments relating to the matters above and have completed our own assessment of the material audit adjustments. We have adjusted the financial statements after accepting the proposed adjustments. We are taking steps to remediate these deficiencies. We intend to implement a more rigorous process to track, monitor and evaluate accounting matters by engaging with relevant specialist to review our application of accounting policies and associated estimates and judgements. We believe that the above actions will be effective in remediating the material weakness described above. However, the material weakness cannot be considered remediated until the controls operate for a sufficient period of time and management has concluded, through testing, that our internal controls are operating effectively.

Any future failure to maintain such internal controls could adversely impact our ability to report our financial results on a timely and accurate basis, which could result in our inability to satisfy our reporting obligations or result in material misstatements in our financial statements. If our financial statements are not accurate, investors may not have a complete understanding of our operations or may lose confidence in our reported financial information, which could result in a material adverse effect on our business or have a negative effect on the trading price of our ordinary shares.

For as long as we are an “emerging growth company”, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We could be an “emerging growth company” until the fifth anniversary of the fiscal year end date following the completion of our initial public offering in March 2022. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

If we identify material weaknesses in our internal control over financial reporting, or if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Substantial future sales of our ordinary shares, or the perception that these sales could occur, may cause the price of our ordinary shares to drop significantly, even if our business is performing well.

A large volume of sales of our ordinary shares, or securities convertible into or exercisable or exchangeable for our ordinary shares, into the public market, including shares of our ordinary shares issued upon exercise of options or warrants, could decrease the prevailing market price of our ordinary shares and could impair our ability to raise additional capital through the sale of equity securities in the future. Even if a substantial number of sales of our ordinary shares or warrants does not occur, the mere perception of the possibility of these sales could depress the market price of our ordinary shares or warrants and have a negative effect on our ability to raise capital in the future.

We do not anticipate paying cash dividends and, accordingly, shareholders must rely on share appreciation for any return on their investment.

We have never paid any dividends on our ordinary shares. We currently intend to retain our future earnings, if any, to fund the development and growth of our businesses and do not anticipate that we will declare or pay any cash dividends on our ordinary shares in the foreseeable future. As a result, capital appreciation, if any, of our ordinary shares will be your sole source of gain on your investment for the foreseeable future. Investors seeking cash dividends should not invest in our ordinary shares.

Our failure to meet the continued listing requirements Nasdaq could result in a delisting of our securities.

On June 30, 2022, we received a letter from the Listing Qualifications Department of Nasdaq indicating that, based upon the closing bid price of our ordinary shares for the 30 consecutive business day period prior to June 30, 2022, we did not meet the minimum bid price of $1.00 per share required for continued listing on Nasdaq pursuant to Nasdaq Listing Rule 5550(a)(2). The letter also indicated that we will be provided with a compliance period of 180 calendar days, or until December 27, 2022 (the “Compliance Period”), in which to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(A).

In order to regain compliance with Nasdaq’s minimum bid price requirement, our ordinary shares must maintain a minimum closing bid price of $1.00 for at least ten consecutive business days during the Compliance Period. In the event we do not regain compliance by the end of the Compliance Period, we may be eligible for additional time to regain compliance. To qualify, we will be required to meet the continued listing requirement for the market value of its publicly held shares and all other initial listing standards for Nasdaq, with the exception of the bid price requirement, and will need to provide written notice of our intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split if necessary. If we meet these requirements, we may be granted an additional 180 calendar days to regain compliance. However, if it appears to Nasdaq that we will be unable to cure the deficiency, or if we are not otherwise eligible for the additional cure period, Nasdaq will provide notice that our ordinary shares will be subject to delisting.

If we fail to satisfy the continued listing requirements of Nasdaq, such as minimum bid price requirements, Nasdaq may take steps to delist our ordinary shares. Such a delisting would have a negative effect on the price of our ordinary shares, impair the ability to sell or purchase our ordinary shares when persons wish to do so, and any delisting materially adversely affect our ability to raise capital or pursue strategic restructuring, refinancing or other transactions on acceptable terms, or at all. Delisting from Nasdaq could also have other negative results, including the potential loss of institutional investor interest and fewer business development opportunities, as well as a limited amount of news and analyst coverage of us. Delisting could also result in a determination that our ordinary shares are a “penny stock,” which would require brokers trading in our ordinary shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary market for our ordinary shares. In the event of a delisting, we would attempt to take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our ordinary shares from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

We are governed by the corporate laws of Australia, which in some cases have a different effect on shareholders than the corporate laws of the United States and may have the effect of delaying or preventing a change in control.

We are governed by the Australian Corporations Act 2001 (Cth) (the “Corporations Act”) and other relevant laws, which may affect the rights of shareholders differently from those of a company governed by the laws of a U.S. jurisdiction, and may, together with our Constitution (“Constitution”), have the effect of delaying, deferring or discouraging another party from acquiring control of the Company by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance.

Our Constitution and Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

As an Australian company, we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our Constitution, as well as the Corporations Act, sets forth various rights and obligations that apply to us as an Australian company and which may not apply to a U.S. corporation. These requirements may operate differently than those of many U.S. companies. You should carefully review the summary of these matters set forth under “Item 10. Additional Information—B. Memorandum and Articles of Association” as well as our Constitution, which is included as an exhibit to this Annual Report, prior to investing in our securities.

U.S. civil liabilities may not be enforceable against us, our directors, our officers or certain experts named in this Annual Report.

We are governed by the Corporations Act and our principal place of business is in Australia. Many of our directors and officers, reside outside of the United States, and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us and such directors, officers and experts or to enforce judgments obtained against us or such persons, in U.S. courts, in any action, including actions predicated upon the civil liability provisions of U.S. federal securities laws or any other laws of the United States. Additionally, rights predicated solely upon civil liability provisions of U.S. federal securities laws or any other laws of the United States may not be enforceable in original actions, or actions to enforce judgments obtained in U.S. courts, brought in Australian courts, including courts in the State of Western Australia. In addition, as a company incorporated in Australia, the provisions of the Corporations Act regulate the circumstances in which shareholder derivative actions may be commenced which may be different, and in many ways less permissive, than for companies incorporated in the United States.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our ordinary shares will depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. We cannot assure you that analysts will cover us or provide favorable coverage. If one or more of the analysts who cover us downgrade our stock or change their opinion of our ordinary shares, our share price would likely decline. If one or more of these analysts cease coverage of the Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

U.S. holders of our securities may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

We do not believe we are a passive foreign investment company (“PFIC”). However, the determination as to whether we are a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules that are subject to differing interpretations. If we are a PFIC for any taxable year during which a U.S. Holder (as defined under “Item 10. Additional Information – E. Taxation – Material U.S. Federal Income Tax Considerations”) holds our ordinary shares and warrants, it would likely result in adverse U.S. federal income tax consequences for such U.S. Holder. U.S. Holders should carefully read “Material U.S. Federal Income Tax Considerations for United States Holders” for more information and consult their own tax advisors regarding the likelihood and consequences if we are treated as a PFIC for U.S. federal income tax purposes.

Insiders have substantial control over us which could delay or prevent a change in corporate control or result in the entrenchment of management or the board of directors.

Our directors, executive officers and principal shareholders, together with their affiliates and related persons, will beneficially own, in the aggregate, approximately 28.7% of our outstanding ordinary shares. As a result, these shareholders, if acting together, may have the ability to determine the outcome of matters submitted to our shareholders for approval, including the election and removal of directors and any merger, or sale of all or substantially all of our assets. In addition, these persons, acting together, may have the ability to control our management and affairs. Accordingly, this concentration of ownership may harm the market price of our ordinary shares by:

●	delaying, deferring, or preventing a change in control;
●	entrenching our management or the board of directors;
●	impeding a merger, takeover, or other business combination involving us; or
●	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated on April 23, 2009 in Australia under the name Gumiyo Australia Pty Ltd. On January 14, 2021, we changed our name to Locafy Limited. Our principal executive offices are located at 246A Churchill Avenue, Subiaco, Western Australia 6008, Australia and our telephone number is +61 409 999 339. On March 25, 2022, we completed our initial public offering in the United States. Our ordinary shares and warrants are listed on Nasdaq under the symbols “LCFY” and “LCFYW”, respectively. Our website address is www.locafy.com. The information contained on, or that can be accessed through, our website is not a part of this Annual Report. We have included our website address in this Annual Report solely as an inactive textual reference.

The SEC maintains an internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act that prescribe the furnishing and content of proxy statements to shareholders.

B. Business Overview

Overview

We are an Australian company currently focused on commercializing our Software as a Service (SaaS) online publishing technology platform. Key aspects of our platform are patented in the United States. Central to our platform is the ability to publish almost any type of content to almost any device that uses a web browser to display web content. Once data is integrated with our platform, the production of pages is largely automated which enables the publication of large volumes of web pages. Further to that, our platform programmatically applies our proprietary search engine optimization (“SEO”) technology that greatly enhances the search engine results page (“SERP”) rankings for targeted keywords.

We also operate a Publishing division, which includes ownership of the global Hotfrog directory, and three additional Australian directories, AussieWeb.com.au (“AussieWeb”), PinkPages.com.au (“PinkPages”) and SuperPages.com.au (“SuperPages”). Combined, these directory assets contain more than 60 million business listings and an email database in the order of 500,000 globally.

“Local search” is one of the strongest emerging trends in search engine optimization, with consumers increasingly searching for products and services in close proximity to their immediate location. According to Safari Digital, as of 2022, approximately 46% of all online search is “local”. We provide businesses an automated and cost-effective solution to increase their online visibility. The objective is to increase the likelihood that local consumers will find our customer’s business online when searching for local products and services, regardless of search method. Each landing page produced targets a specific keyword and, for local search solutions, specific locations. The platform automates the interlinking of these pages, effectively creating a “network” of pages, which could also be defined as a micro-directory

The landing pages produced by our platform contain features that would otherwise require significant manual effort to achieve, or the application of additional and more expensive solutions. Our technology results in fast page load speed and the seamless delivery of content to almost all device types due to the platform’s adaptive nature of publishing content, and the automated attribution of security. We believe the results recently achieved in multiple markets, including North America, Australia and the UK, demonstrate the capability of our technology. Across 78,589 landing pages published as of June 30, 2022, more than 67% of these pages appeared in page one search results for the target keyword and location, while more than 50% of pages appeared in either the first, second and third positions on Page 1.The importance of Page 1 results is exemplified by consumer behavior studies that found the vast majority of consumers were more likely to enter a new search query than to proceed to page 2 of a search result.

Specifically, our technology is able to process structured data provided in standard technical formats (for example, XML, JSON, CSV and XLS) of any quantity, to be published to any web browser and made accessible on any viewing device that uses a browser to display content, including smart phones, tablets, laptops, desktops and wearables (in so far as the content from data feeds can be published on a myriad of devices). Data may be transmitted via Web Application Programming Interface (“API”), File Transfer Protocol (FTP) or local upload. In March 2016, we were granted a patent in the United States (Patent Number US 9286274) relating to this process.

We believe that our technology is able to provide a number of products and services that are of value to our customers and are capable of generating revenue for us. We believe our technology has several key competitive advantages, including:

●	Page speed: the very fast loading speed of web pages produced using our technology;
●	Automated security features: the automated attribution of security certificates (Secure Sockets Layer, or “SSL”) to published web pages;

●	Seamless display of content across all devices: using the adaptive delivery of content we initially detect the device accessing a page published by Locafy. We produce the web page in accordance with the device profile in near-real time, which displays in the correct format on any device with an Internet browser;
●	Automated schema deployment: the automated attribution of a schema and speakable to content published on a web page to enhance search engine optimization for both traditional and voice search. “Speakable” is a type of schema developed by Google that translates longer-form website content from text-to-speech allowing for audible playback);
●	Scale: the substantial scale at which our platform is able to ingest and automatically publish structured data to produce individual, content-specific web pages;
●	Site structure: the ability to increase the organic search engine ranking results by publishing content onto proprietary designed page structures (automated on-page “search engine optimization” or “SEO”);
●	Synchronized publication of content: acting as a publishing “end point” for third party-data providers (for example, citation management companies and Google My Business), who maintain control of their client’s data in their own database; and
●	Centralized maintenance: the ability for us to maintain and implement technology improvements centrally for all published pages is a unique feature of our platform that reduces maintenance costs.

To continue our research into the deployment of large-scale web page production from structured data, in November 2016 we acquired the business assets relating to Hotfrog, a global online business directory. This acquisition allowed us to apply our technology to Hotfrog’s large customer database by repurposing Hotfrog’s business listing data to produce individual web pages. Additionally, the acquisition demonstrated a live use-case for our technology. We have undertaken several years of research since the acquisition to streamline the delivery of product, improve usability and flexibility for customers, and improve the performance of the products in the market.

As an example, voice search has recently been trending in the market. Today, all web products deployed using our technology have voice search optimization automatically attributed to content as it is published online. The majority of business listing information is not voice search enabled, which would impact the likelihood of appearing in voice search results. We intend to keep abreast of market trends and changes and to seek further channels and applications for our technology.

Our Industry

For the approximate 213 million small-to-medium businesses (“SMBs”) in the world that may be seeking to get found online for the products and services they offer, there are two main alternatives. The first is to pay for digital advertising and the alternative is to buy SEO services to enhance their own online presence. Both markets are substantial, with annual spend on digital advertising anticipated to be around $571 billion in 2021 and spend on SEO predicted to reach $773 billion globally in 2022.

Before the advent of search engines such as Google, Yahoo! and Bing, one method for finding information online was through web directories. A web directory is a searchable catalogue of links to external websites. The links are typically organized according to categories, for example “professional services > bookkeeping.” A person searching for information can also browse by category or type a query in a search box. Many of these early web directories were built by companies that owned print directories, and they tended to employ the same commercial strategies online as they did in print. That business model has been superseded by search engine tactics that favor results for the most relevant service in the nearest proximity to the search user. Search engines now effectively operate in competition to traditional directory business models.

Search engines are programs that create a catalogue of information by, amongst other things, scanning the Internet to assess the structure of websites and the content within websites. Internet users utilize search engines through the use of keyword(s) search terms. The search engine analyzes those keyword(s) and returns SERP, with a list of websites it deems relevant or connected to the searched keyword(s) and, in regards to local search, the nearest in proximity. In addition to the technology factors that impact SERP, in terms of content, we believe relevance and proximity are two of the three major determining factors in generating local search results. The third factor, prominence, is achieved by publishing a customer’s business profile onto many online properties.

As new technologies are developed, the manner in which users access the Internet to conduct search queries has changed and continues to quickly evolve. In June 2007, the first Apple iPhone was released to the market, and in May 2015, Google announced that for the first time more Google searches were conducted on mobile devices than desktop computers.

Notwithstanding this evolution, while the overall trend for Internet searching appears to have shifted from desktop to mobile devices and may now be moving towards searching by voice, the underlying website technologies used to publish content predominantly suit desktop and increasingly mobile searches.

Our Strategy

We are focused on local search solutions and believe that our technology is well-positioned to provide a solution to the issues faced by Internet users and content publishers in their use of the Internet, which we believe can increase their SERP position for searches conducted within a certain proximity of their business’s core operating location. One of the challenges faced by SMBs is that around 81% of local searches are unbranded (as identified by Small Business Trends, June 9, 2020), which means that consumers are looking for a product or service but do not have a specific brand in mind, thus making highly ranked local products and services important. It is anticipated that mobile searches will influence around $1.4 trillion in sales by 2021 (as identified by Quora Creative, January 7, 2021).

The goal for many content publishers (i.e., business owners) is for their own website or other online presence solutions to appear in the first SERP for related keyword searches. For example, a plumber may want to feature in searches where the keywords are “hot water systems” or “leaking tap.” Accordingly, a website’s keyword ranking is very important because the higher a website ranks in the SERP, the more likely Internet users will view the website. Given that more than 90% of all websites receive zero organic traffic and a further 5% receive less than 10 visits a month (as identified by 99 Firms), the value of having an online presence optimized for search engines is self-evident. Where a business can achieve more than one result in a SERP this is likely to lead to more calls, map views, requests for directions or form fills. This means the business can be expected to acquire more leads, which could generate more revenue. The importance of ranking well in an organic search is emphasized by the fact that around 97% of consumers that search online will search for local business (as identified by Local SEO Statistics, 99 Firms).

Search engines like Google have developed a series of algorithms to determine what content is best served for a particular keyword search. While search engines do not publish specific details about how their search algorithms operate, SEO is the method used to increase the likelihood of obtaining a high ranking (ideally first page) for relevant keyword searches. One market example that demonstrates performance was when a Yellow Pages online directory company provided Locafy with listing data for a services business in a major US region. Locafy utilized the same data as the Yellow Pages business listing and within less than 30 days, the Locafy powered landing pages were ranking higher than the Yellow Pages listing using specific service and location keywords.

A common SEO strategy involves paying an advertising fee to a search engine to appear in keyword search results. Google Ads (formerly Adwords) is an example of such a program. The major disadvantages to a business of implementing such a strategy are cost, complexity and a behavioral phenomenon coined “banner blindness,” which describes the phenomenon of users having learned to ignore content that resembles ads, is located in close proximity to ads, or that appears in locations traditionally dedicated to ads.

Given the challenges with paid advertising, there are a number of widely accepted SEO principles that can be applied to websites to positively influence search results. We have determined that there are eight key factors, what we call the “8S Factors,” which, when implemented collectively, we believe create a compelling local search solution. The “8S Factors” can be broken down into three core categories, in each of which we believe we have a competitive advantage in the market:

●	Core technology advantages
●	Automated SEO features
●	Commercial scale and agility

Core Technology Advantages

At the core of our technology is a platform that is able to publish any type of content on any device with an Internet browser, for which we hold a patent. The pages produced are fast loading across all device types and securely hosted. Based on typical load times, Locafy-powered landing pages load around two times faster than 99% of all websites.

Factor 1: Speed - page load speed is widely recognized as one of the top-ranking factors.

There are a number of studies that suggest page loading speed times is a major factor that determines search ranking results. Our technology fundamentally changes the way web pages load on the Internet.

Generally, other website development platforms utilize the web browser on a user’s device to interpret the website’s code (instructions on what to display and how). The web browser then loads that content in a sequential manner (for example, header followed by image, followed by text block, followed by another text block). Accordingly, the page loading speed is the sum of the time to load each individual page element.

We have invented and developed an alternative page loading process whereby each page element loads simultaneously in its own micro server, resulting in page load speed being equal to the slowest loading element.

The overall result is that websites built on our technology theoretically load significantly faster compared to an equivalent website built on other technologies. In summary, our page load speed is the slowest page element versus platforms using traditional methodology where page load speed is the sum of loading individual page elements.

Many SEO practitioners believe that “time to first byte” (“TTFB”) is an important speed metric. The TTFB measures how fast a page loads the first bit of information. We believe that “time to interaction” (“TTI”) is the most important speed metric. The TTI is the speed at which the entire website is able to be fully downloaded and interacted with by a consumer. According to webpagetest.org, a “good” TTI score is under 3.8 seconds. Our optimized websites have achieved TTI speeds of 0.6 seconds on desktop devices, as measured by independent industry software tools.

Factor 2: Seamless - content needs to be ubiquitously displayed across all devices.

Since 2015, Google has preferentially ranked mobile-friendly web pages (that is, ones that employ responsive display techniques). Traditional methods of delivering content to mobile devices have led to two streams of website development: responsive and adaptive web design. As both methods address the issue of rendering websites on various screen sizes, the term “responsive web design” is commonly used to refer to either method, however, there are key technology differences between the two. Responsive web design relies on a flexible grid that responds to any screen or device size by changing a website’s layout to suit the viewing device. In contrast, under adaptive web design the viewing device is detected and the website’s layout adapts to predefined content and style based on the specific device’s screen size.

Our technology delivers content in an “adaptive” fashion; meaning our technology detects the type of device accessing the website and only transmits content specifically for that type of device based on a predetermined set of layouts. The page elements are rendered on our servers, which removes the need for the device browsers to interpret the HTML. This also allows specific content to be served to specific devices. For example, a particular image can be selected to be shown on desktop browsers, versus a different image on a Samsung Galaxy phone or on an Apple iPad; this allows for very targeted marketing.

Factor 3: Security - a website must have security features to protect consumers.

Our technology is hosted on AWS and we automate the application of SSL security certificates for the pages published by our technology.

Automated SEO Features

Factor 4: Schema - universal coding language that provides context to content.

In 2011, schema.org was founded in collaboration between Google, Bing, Yahoo! and later, Yandex, with the aim of creating a universal “search engine language” – essentially a form of software code that is included in webpages to “label” or “mark” specific content in order to make it easier for search engines to “read.” Adding schema markup to a website adds structure to content, which assists search engines to identify different content that might be relevant to a search query, such as events, prices and opening hours.

In April 2019, we determined a method to programmatically apply schema markup to content published in websites produced from our technology. This is an alternative solution to the current practice of website developers manually coding schema into individual websites (both new and existing).

Regardless of the volume of structured data synchronized with our technology, provided there is a unique identifier for each client in a data set, the technology can automate the production of web pages for each client in the data set and apply schema markup to every piece of content. This includes all types of schema including, but not limited to, website, organization, local business and breadcrumbs.

Factor 5: Speakable - applying code to assist rapidly growing voice search.

Currently in beta testing, “speakable”, developed by Google, is a type of schema which translates longer-form website content from text-to-speech, allowing for audible playback. In April 2019, we developed a method to programmatically apply both schema markup and speakable code to websites produced from our platform. This is an alternative solution to the current practice of website developers manually coding schema and speakable into individual websites (both new and existing).

Factor 6: Page structure - optimized page structure helps search algorithms better understand content.

We understand the importance of page layout and URL structure when deploying a page that is aiming to rank for products and services in a defined geographical area. Content synchronized with our technology is published to a pre-built design template which automates the production of the page, attribution of the schema and speakable code and generation of optimal headers and URL structure.

Commercial Scale and Agility

Factor 7: Synchronize - consistency of commercial content strengthens confidence in data.

Our technology can integrate with any structured data set via any standard data transfer methods including, but not limited to: API, CSV, and XML. Examples of datasets that are already integrated with us include Google Business Profiles (“GBP”), citation management solutions and digital solutions marketplaces. The benefit of synchronization is that the client can maintain a trusted source of truth as the primary data source while being able to publish that content to our generated web products.

Factor 8: Scale - automated web page production at scale from synchronized data sets.

We believe our technology allows any volume and type of structured data to be published to any device with a browser that is connected to the Internet. As an extension of that, our technology can ingest very large quantities of data, from which it can produce a separate website for each entity contained in the data feed. Each website can have schema markup applied to all its content published online via the platform.

Our Products and Services

We provide an integrated suite of solutions with the objective of helping maximize the local online presence for business owners. The products can be broadly categorized as: Listings and Local SEO solutions.

Listings

We own and operate several online directories. An important component of an online presence for a business owner is to publish a business profile on various online directories, also referred to as “citation management.” Business owners or digital agencies on behalf of business owners publish business profiles (providing search relevancy) on many business directories in markets in which the business operates (providing search prominence in their proximity). While many smaller business owners do this manually, there are service providers that manage large volumes of business profiles through technology platforms. It is more efficient for these citation management services to be managed via an API that can synchronize with and publish to third-party directories, such as those we own.

We have several commercial agreements with citation management companies that pay a fee to connect to our directories via API to publish citations for their clients. The attraction for citation management companies is that our directory network attracts high volumes of Internet traffic and clicks as a result of consumers searching for local products and services.

We intend to continue to seek out additional commercial citation management opportunities and to add to our publishing network through the production of additional niche directories or acquisition of relevant directories, databases and complementary technologies in our main target markets of Australia, the United States, Canada and Europe.

We also intend to upgrade the directory network over the next 12 to 18 months to further increase traffic and also to enable the automated production of web products from the data published to the directories. We aim to extend our commercial agreements with our current customers to also include licensing or reselling agreements. This work is in our technology roadmap and we are targeting the March 2023 quarter to release our first prototype solution that achieves this objective.

Local SEO solutions

Locafy’s local SEO solutions are built on the foundation of our web pages that target specific keywords and locations. We typically deploy a combination of around 5 keywords and 10 locations, which creates a collection of targeted web pages, which we refer to as a “Proximity Network”.

Proximity Pages and Proximity Networks

Proximity Network is a collection of interlinked Proximity Pages that promote a number of products and services in a targeted geographical region for a single business operation. The primary purpose of our technology-powered Proximity Pages is to create a prominent and relevant online presence in a business’s immediate proximity in order to deliver more sales leads at a lower cost of acquisition than alternative methods. Typical calls to action include chat-bots, click-to-call, click-to-book, request directions and request-a-quote (via basic form fill). The power of the Proximity Page combined with the interlinking of related pages within a single solution provides additional SEO benefits that generally result in improved page ranking for the desired keywords. The Proximity Network complements a customer’s existing online marketing presence and does not require any adjustment to their existing website.

As an example, a client of Locafy is a multi-location global business that sells electric bicycles under brand licensing arrangements with car manufacturers. Locafy publishes 2,375 pages promoting “electric bicycles” and related keywords in 49 locations. Of the 2,375 keyword-location pages Locafy published, 74.3% appeared on the first page of search engine results, and 61.1% in ranking positions 1, 2 or 3. Across all pages, the average search ranking position was 7.2.

Proximity Booster

Our Proximity Booster solution involves linking a client’s Google Business Profile to our Proximity Network and through optimization we can achieve faster and higher-ranking results, which we have found generally increases customer engagement. The solution also generally achieves a higher ranking in Google’s “Local Pack” which is the map section that will often appear in competitive keyword searches. We believe it is a distinct commercial advantage for a business to appear in the top 3 of a local pack for relevant keywords in a range of nearby locations and also in organic search with Proximity Network pages.

Our Competitive Strengths

We automate many SEO tasks that would otherwise take considerable time, cost and manual effort to undertake. Our key technology advantages are the adaptive delivery of content to the web (which is patented in the United States), resulting in fast page load time combined with device specific content publishing. The nature of the adaptive platform has enabled further competitive advantages with the capability to undertake client-wide maintenance and upgrades centrally. By way of example, we created and centrally deployed a widget that applied schema to published content across all client implementations.

The typical providers of local search solutions could be broadly classified into three categories: enterprise level organizations, digital media agencies and SEO freelancers. We believe Locafy has a competitive advantage over alternative local search solutions in regards to:

1.	scale;
2.	set up time;
3.	set up costs;
4.	monthly costs; and
5.	time to effect.

Locafy’s ability to scale is substantial through its patented platform that enables very high volumes of page publishing through automation. Our self-serve capability provides an unlimited number of channel partners and customers capability to create and publish landing pages. Enterprise customers would typically service tens of thousands of customers using their own technology solutions, while digital agencies would typically service dozens to hundreds of clients while SEO freelancers would typically service a handful of customers. The amount of manual work required to deploy alternative local search solutions is a limiting factor in their ability to scale.

The typical set up time for Locafy solutions is minutes compared to potentially weeks or months for alternative solutions, which leads to the next advantage of set up costs. Given that Locafy is automated, we typically charge no set up fee, whereas digital agencies and SEO freelancers would generally charge a few thousand dollars through to tens of thousands of dollars in set up fees. Enterprise solution providers would generally not charge a set up fee.

In Australia, Locafy’s entry-level local search product has a recommended retail price of $375 per month, which compares favorably to enterprise solutions that typically range from $500 to $2,000 per month. Where digital agencies are engaged typical monthly packages range from $1,000 per month through to tens of thousands per month and SEO freelancers would generally charge from $500 per month for their services.

Locafy deployed solutions have consistently demonstrated impact in local search results within 30 days of deployment, compared to enterprise, digital agencies and SEO freelancers all of whom typically set expectations with customers of achieving results in 6 to 12 months from deployment.

Revenue Model and Commercial Overview

Our technology can be thought of as a scalable publishing engine that automates the conversion of structured business data into highly optimized, search-friendly landing pages at scale. The pages are primarily monetized through subscriptions. In some cases, professional service fees may be charged for customized projects.

Locafy solutions are sold direct to customers and also via a reseller channel that comprises digital agencies and SEO freelancers. Our major focus is on assisting existing channel partners to sell to more of their clients and to add more resellers to the channel.

Channel partners receive Locafy solutions at a discount to the recommended retail price. Resellers sell the solution to their customers at a price solely determined by the reseller. In some markets, Locafy engages master resellers that have the rights to appoint resellers within their own network. In these cases, the Master Reseller appoints customers both directly and via their reseller network.

An example of the sales from one master reseller, the diagram below demonstrates the impact of having a master reseller in a market:

We currently have three operating segments: the Publishing segment, the Direct sale segment and the Channel sales segment.

Revenue Model

Our business model is focused on securing long-term, recurring revenue contracts both within our Publishing and Subscription revenue lines. In the case of Publishing revenues, we earn income through bulk-publishing of business profiles online and through advertising generated by online user traffic. Our Subscription revenues are derived via both direct-to-end user and channel sales. The delivery of these contracts may incorporate professional services, however, these services tend to be limited in scope as most implementations are highly automated.

Our business model is primarily based on creating a sales network by leveraging channel partners who supply our products and services to their end-user client base. Our resellers would typically manage many business profiles, ranging from a few dozen for smaller agencies, to several thousand for mid-sized agencies, to hundreds-of-thousands or even millions for larger enterprises. By initially engaging with these types of channel partners, we reduce upfront sales and marketing costs and gain access to large client bases where there is a strong existing client relationship with a trusted service provider.

Our resellers obtain pricing which is typically at a discount to suggested retail pricing. We invoice the reseller and support them through our customer success team. Our resellers are responsible for invoicing their end user clients and maintaining those relationships. Under this model, we believe we can achieve revenue growth without a proportionate increase in costs since our solutions are generally digital in nature and highly scalable with minimal marginal production cost.

Service Fees

We may enter into commercial contracts with clients to produce various online publishing solutions in exchange for service fees. These solutions range from the production of custom Proximity Network to the replacement of an entire online directory. Under these contracts, we may also charge ongoing service fees to maintain and support the solution in a managed services arrangement.

Advertising

We generate advertising revenue from our Publishing assets, including the global directory network Hotfrog and a number of Australian-focused directories including AussieWeb, PinkPages and SuperPages.

From each directory, additional advertising revenue is generated, for instance, from Google Ads (formerly Adsense), which is variable and based on a number of factors, including site traffic. In some cases, business owners also pay a premium advertising rate to appear higher within a specific directory’s search results pages.

We also generate revenue through bulk listing contracts. We enter into commercial contracts with owners or managers of online business databases, including citation management companies that seek to advertise their client’s business profile on our Publishing Network of online directories. This can range from a few thousand listings up to more than 1 million listings.

We have existing commercial agreements with citation management companies and digital agencies. The fees charged are typically based on the volume of business listings being published. The contracts are either fixed-price for an agreed term or variable based on the volume of profiles being published. To facilitate the bulk publishing the citation management company will connect to our API, which enables automated publishing to one or more of our directories in our network.

While the bulk publishing contracts represent the majority of the revenue currently from our Publishing division, we anticipate growth in the advertising revenues based on the technology roadmap where we will be re-purposing the business listing data to automatically produce Proximity Networks. Site traffic volume statistics derived from standalone Proximity Pages are significantly higher per page than those from our legacy directory pages. We are optimistic about the potential for an increase in advertising revenues by creating a Proximity Network around our directories and applying appropriate advertising.

Subscription Fees

We charge recurring subscription fees for our Proximity range of solutions, which presently includes Proximity Network and Proximity Boost. The sales emphasis is on securing Proximity Network and Proximity Boost solutions that enable customers to promote multiple products and services within multiple locations.

Proximity Network and Proximity Boost solutions are acquired by direct clients and resellers. Direct clients are typically charged our recommended retail price (“RRP”) and can also qualify for volume discounts. Resellers are typically charged wholesale prices which are a discount to RRP. The sales focus is to maximize the local search presence for our clients by utilizing Proximity Networks either independently or in the case of the Proximity Boost, connected to the client’s GBP which positively impacts the user’s Google Local Pack rankings.

The size of the Proximity Network acquired by a client is the aggregate of products and services they promote, multiplied by the total locations in which they promote. As an example, a client promoting 7 products in 20 locations would require a 140-page Proximity Network.

Our subscription fee revenue model can be summarized as follows:

Revenue = Keywords (i.e., products and services) x Locations (i.e., proximity) x Price (per page per month)

Publishing

During the year ended June 30, 2022, revenues from our data aggregation partners grew modestly at 7.9% to A$649,937 (2021: A$602,304), while advertising revenues grew 77.5% to A$314,513 (2021: A$177,126). The growth in advertising revenues was due to an expansion of online properties carrying advertising together with an improvement in on-page SEO, leading to a higher number of page views. As we accelerate our creation of online properties using Locafy’s core technologies, we expect advertising revenues to continue to grow strongly.

During the year ended June 30, 2021, we migrated the customers we acquired through our corporate acquisitions from traditional advertising solutions, such as print and pay-per-click, to our own solutions. This resulted in a shift from Publishing revenues to Direct sales revenues. Our Publishing revenue for the year ended June 30, 2021 was A$779,430, or 35.6% of our overall revenue, as compared with A$1,101,720, or 55.5% of our overall revenue, for the year ended June 30, 2020. Of that decrease, A$310,349, or 96%, was attributable to a project we undertook to migrate our print directory customers to digital products.

Direct

Historically, we have built (organically and via acquisitions) a direct-to-end user customer base. Our current strategic focus is to grow our channel partnerships which, during the year ended June 30, 2022, saw a 12.3% increase in direct-to-end user revenues to A$1,328,403. The growth is mainly attributed to an increase in customers and subscriptions in Australia, New Zealand and Europe.

Our Direct revenue for the year ended June 30, 2021 was A$1,183,025, or 53.9% of our overall revenue, as compared with A$604,703, or 30.5% of our overall revenue, for the year ended June 30, 2020. Our acquisition of PinkPages in November 2020 accounted for an increase of A$467,702, or 80.1%, in our Direct revenue for the year ended June 30, 2021.

Channel

Our pursuit of a channel distribution strategy during the year ended June 30, 2022 resulted in 742.8% revenue growth to A$1,929,836. This growth is mainly due to an increase in net new resellers and an increase in average sales volumes within those accounts. This type of growth exemplifies the multiplier effect that we anticipated by engaging with resellers and partners with an existing end-user customer base. We anticipate being able to reach a wider and larger number of end-user customers through this model. We offer tiered, volume-based discounts to our largest customers and in some cases, customers are contracted to some level of minimum revenue commitment. We are focused on developing the North American, Australian/New Zealand regions, which derived revenues of A$884,383 (2021: A$15,897) and A$643,166 (2021: A$170,061), respectively.

Our Channel revenue for the year ended June 30, 2021 was A$228,970, or 10.4% of our overall revenue, as compared with A$278,939, or 14.0% of our overall revenue, for the year ended June 30, 2020.

Commercial Overview

To support our revenue model, our commercial drivers are to acquire more data and resellers.

Data Acquisition

An important aspect of search engine optimization and proximity marketing for a business owner is to have their business profile advertised consistently across multiple online directories, search engines, applications and maps (collectively, “endpoints”). The business owner can do this manually for free, which is time consuming and difficult to maintain, or they can engage a citation management company to distribute their profile to these endpoints via an API feed for a fee. We engage with and are also engaged by citation management companies to secure bulk publishing agreements that enable these publishers to advertise their client’s business profiles on one or more of our online directories in our publishing network.

Citation management companies currently collectively publish more than 3 million business profiles on the Hotfrog properties, which we anticipate will increase further as SEO and technology improvements are applied to the Hotfrog directory. Hotfrog publishes more than 50 million business profiles, and each of the Australian directories publishes approximately 1 million business profiles.

We expect small business owners and SEO agencies will also manually add business profiles to each directory in our network. This represents a largely untapped market opportunity for us to provide an upgrade path for advertising and subscription-based products.

Data acquisition is monetized through advertising agreements. We anticipate an increase in advertising revenues through growth of our publishing network and applying Locafy’s technology to the business listing data in each directory.

Resellers

Our business model is primarily based on creating a sales network by leveraging channel partners who supply our products and services to their end-user client base. Our resellers would typically manage many business profiles, ranging from a few dozen for smaller agencies, to several thousand for mid-sized agencies, to hundreds-of-thousands or even millions for larger enterprises. By initially engaging with these types of channel partners, we reduce upfront sales and marketing costs and gain access to large client bases where there is a strong existing client relationship with a trusted service provider.

Our resellers obtain pricing which is typically at a discount to suggested retail pricing. We invoice the reseller and support them through our customer success team. Our resellers are responsible for invoicing their end user clients and maintaining those relationships. Under this model, we believe we can achieve revenue growth without a proportionate increase in costs since our solutions are generally digital in nature and highly scalable with minimal marginal production cost.

Growth Strategy

Our main objectives are to rapidly expand our channel network in multiple markets, and through automation, expand their uptake. We also intend to accelerate our data acquisition activities and data synchronization projects to maximize the addressable market within our ecosystem to which we can apply our technology.

Locafy’s growth strategy is to:

1.	Leverage its existing substantial databases of small businesses and digital agencies to automate the production of high performing landing pages to drive both subscription and advertising revenues.
2.	Deliver API access to data partners including directories, citation management companies and large media agencies to scale the delivery of highly optimised landing page solutions in key markets.
3.	Grow our reseller base in North American and APAC markets to deliver a network effect of growth of end customers using our products.
4.	Deploy leading edge SEO solutions to resellers to ensure Locafy is delivering innovative solutions that are rapid to deploy and rapid to take effect.
5.	Round out our SEO offerings to cater to both local or national keyword search terms.

In addition, Locafy will:

●	increase the velocity of data synchronization projects with database owners, online directories, SEO agencies and citation management companies to enable more resellers to market and sell our products directly from the resellers’ own administration dashboards;
●	undertake acquisitions of relevant digital agencies, online directories and databases to grow the number of business profiles within our network and marketing control, which has the potential to increase the number of direct clients that subscribe to our products;
●	undertake a major data migration project to unify all current business profiles across our disparate online publishing network, thereby enabling streamlined customer management, sales and marketing;
●	increase the production of niche business directories utilizing our own technology to target high value business categories to generate advertising and subscription revenues;
●	enhance the scale of our existing commercial partners;
●	further develop our technology and its capabilities;
●	upgrade and implement new internal systems and reporting to support our anticipated growth and any increased commercial activities.

We intend to seek additional staffing and resources as needed to assist in implementing these key objectives, secure new commercial contracts and service our existing client base.

Initially, we will focus on a global expansion in the Publishing division and expansion in the North American and Australian markets in the Subscriptions division. We plan to generate increased revenues through existing partnerships and also through securing new commercial partnerships. We also plan to explore new acquisitions and business initiatives, which expand both our client base and the capabilities of our technology and solutions in both existing and new markets.

We plan to target clients who own or manage large online databases and are seeking to reduce their operating costs, increase their organic traffic and increase revenues from advertising and lead generation solutions. Accordingly, the type of commercial partners that we are targeting include online directory publishers, data management companies, digital agencies, domain registrars and industry associations.

We intend to acquire additional resources in management, engineering, marketing and design to help grow the business and facilitate this commercialization strategy.

We plan to continue our ongoing maintenance, development and enhancement of our technology to ensure it meets consumer demand and remains compliant with new and emerging technologies and data protection laws.

Competition

We compete against various companies to attract and engage users, some of which are larger and have greater brand name recognition, longer operating histories, larger marketing budgets and established customer relationships, access to larger customer bases and significantly greater resources for the development of their solutions. In addition, we may face potential competition from participants in adjacent markets that may enter our markets by leveraging related technologies and partnering with or acquiring other companies or providing alternative approaches to provide similar results.

Furthermore, rival product offerings by existing and new competitors as well as technology developments by competitors may have an adverse impact on our business operations, financial performance and prospects as well as on the value and market price of our ordinary shares. This risk may influence our customer acquisition cost and customer lifetime value.

Intellectual Property

Our ability to establish and protect our core technology and intellectual property, including our software source code and copyright, is critical to our success. We rely on a combination of patents, trade secrets, including know-how, and contractual rights to establish and protect our proprietary rights in our technology. A component of the underlying technology on which our technology is built is patented in the United States (Patent Number US 9286274), which will remain in effect until January 27, 2035. In addition, we enter into confidentiality and non-disclosure agreements with our employees and business partners. The agreements we enter into with our employees also provide that all software, inventions, developments, works of authorship and trade secrets created by them during the course of their employment are our property.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business and Industry—If we fail to adequately protect our proprietary rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue, and incur costly litigation to protect our rights.”

C. Organizational Structure

We commenced activities in April 2009. The chart below illustrates our organizational structure, including the dates and jurisdictions of incorporation. As of the date hereof, Moboom USA Inc. has ceased operations, and we intend to formally close the company.

D. Property, Plants and Equipment

We are headquartered in Perth, Australia where we lease and occupy for office space approximately 603 square meters (approximately 6,490 square feet) as of the date of this Annual Report. The current lease term expires in November 2026 and we believe that our existing facilities are generally adequate to meet our current of future needs, but we expect to seek additional space as needed to accommodate future growth.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are an Australian company currently focused on commercializing our Software as a Service (SaaS) online publishing technology platform. Key aspects of our platform are patented in the United States. Central to our platform is the ability to publish almost any type of content to almost any device that uses a web browser to display web content. Further to that, our platform programmatically optimizes the published content for local search. Once data is integrated with our platform, the production of pages is largely automated. This enables the publication of large volumes of landing pages optimized for customer relevant search queries for local products and services in target locations.

“Local search” is one of the strongest emerging trends in search engine optimization, with consumers increasingly searching for products and services in close proximity to their immediate location. According to Safari Digital, approximately 46% of all online search is “local”. We provide businesses an automated and cost-effective solution to increase their online visibility. The objective is to increase the likelihood that local consumers will find our customer’s business online when searching for local products and services, regardless of search method. Regardless of whether the consumer is searching using more traditional means, such as by typing, or by using more modern methods such as voice search (e.g., Google Home, Alexa, Siri), a recent emergent trend, the landing pages are designed to be found for relevant search terms, locally. This is achieved through the automated attribution of schema and speakable codes to published content, which ensures that content and the context in which it is used is understood by all device types, including voice assistants.

The landing pages produced by our platform contain features that would otherwise require significant manual effort to achieve, or the application of additional and more expensive solutions. Our technology results in fast page load speed and the seamless delivery of content to all device types due to the platform’s adaptive nature of publishing content, and the automated attribution of security. We believe the results recently achieved in multiple markets, including North America, Australia and the UK, demonstrate the capability of our technology. Across 78,589 landing pages published as of June 30, 2022, more than 67% of these pages appeared in page one search results for the target keyword and location, while more than 50% of pages appeared in either the first, second and third positions on Page 1.The importance of Page 1 results is exemplified by consumer behavior studies that found the vast majority of consumers were more likely to enter a new search query than to proceed to page 2 of a search result.

Specifically, our technology is able to process structured data provided in standard technical formats (for example XML, JSON, CSV and XLS) of any quantity, to be published to any web browser and made accessible on any viewing device that uses a browser to display content, including smart phones, tablets, laptops, desktops and wearables (in so far as the content from data feeds can be published on a myriad of devices). Data may be transmitted via Web API, FTP or local upload. In March 2016, we were granted a patent in the United States (Patent Number US 9286274) relating to this process.

Impact of COVID-19

We have been largely unaffected by COVID-19 and our existing larger international customers currently appear to have withstood significant financial impact caused by COVID-19 on their business. Additionally, our smaller customers are predominantly based in Australia, where COVID-19 has had a relatively minor disruption to businesses.

A. Operating Results

Revenue. We derive substantially all of our revenue from license subscription fees earned from customers using our technology as well as from data and advertising fees earned from customers publishing their content on our digital property network.

Operating Expenses. The most significant components of operating expenses are personnel costs, which consist of salaries, benefits, bonuses and commissions. We also incur other non-personnel costs related to our general overhead expenses. We plan to continue investing in sales and marketing by increasing our sales and marketing headcount, expanding our sales channels and building our brand awareness. We expect our sales and marketing expenses to continue to increase in absolute dollars for the foreseeable future as we expand our sales and marketing efforts, although these expenses may fluctuate as a percentage of our total revenue from period to period depending on the timing of these expenses and, over the longer term, we expect them to decline as a percentage of revenue as we scale our business. Following the completion of our initial public offering in March 2022, we have incurred additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC and increased expenses for insurance, investor relations and professional services.

Comparison of the Years Ended June 30, 2022 and 2021

The following table sets forth information concerning our operating results for the years ended June 30, 2022 and 2021:

	Year Ended June 30,
	2022 A$	2021 A$
Revenue	4,222,689	2,191,425
Other income	1,298,499	788,258
Technology expense	(1,805,432)	(651,644)
Employee benefits expense	(4,411,926)	(2,359,459)
Occupancy expense	(66,365)	(52,219)
Advertising expense	(414,012)	(67,575)
Consultancy expense	(1,691,544)	(240,928)
Depreciation and amortization expense	(852,361)	(397,506)
Other expenses	(245,079)	(132,515)
Impairment of financial assets	(376,606)	(14,690)
Operating loss	(4,342,137)	(936,853)
Financial cost	(748,190)	(58,913)
Loss before income tax	(5,090,327)	(995,766)
Income tax expense	-	-
Loss for the year	(5,090,327)	(995,766)
Other comprehensive income	48,453	(1,653)
Total comprehensive loss for the year	(5,041,874)	(997,419)

Revenue

	Year Ended June 30,		Change
	2022 A$	2021 A$	A$	%
Revenue	4,222,689	2,191,425	2,031,264	+92.6%
Other income	1,298,499	788,258	510,241	+64.7%

Publishing: While revenues from our data aggregation partners grew modestly at 7.9% to A$649,937 for the year ended June 30, 2022 (2021: A$602,304), advertising revenues grew 77.5% to A$314,513 for the year ended June 30, 2022 (2021: A$177,126). The growth in advertising revenues was due to an expansion of online properties carrying advertising together with an improvement in on-page SEO, leading to higher page impressions. As we accelerate our creation of online properties using Locafy’s core technologies, we expect advertising revenues to continue to grow strongly.

Direct: Historically, we have built (organically and via acquisitions) a direct-to-end user customer base. While our current strategic focus is to grow our channel partnerships, we still saw a 12.3% increase in direct-to-end user revenues to A$1,328,403 for the year ended June 30, 2022 (2021: A$1,183,025). The growth is mainly attributed to customers in Australia, New Zealand and Europe.

Channel: Our pursuit of a channel distribution strategy during the period resulted in 742.8% revenue growth to A$1,929,836 for the year ended June 30, 2022 (2021: A$228,970). This growth is mainly due to an increase in net new resellers and an increase in average sales volumes within those accounts. This type of growth exemplifies the multiplier effect that we anticipated by engaging with resellers and partners with an existing end-user customer base. We anticipate being able to reach a wider and larger number of end-user customers through this model. We offer tiered, volume-based discounts to our largest customers and in some cases, customers are contracted to some level of minimum revenue commitment. We are focused on developing the North American and Australian/New Zealand regions, which derived revenues for the year ended June 30, 2022 of A$884,383 (2021: A$15,897) and A$643,166 (2021: A$170,061), respectively.

Other Income

Other income primarily relates to funding through various Australian government grants and subsidies. Our main source of funding is through an R&D Tax Incentive program, which for the year ended June 30, 2022 included both the actual cash received with respect to our claim for the year ended June 30, 2021 plus the cash funding estimated to be received with respect to claimable expenditure of A$757,609 for the year ended June 30, 2022 (2021: A$497,358). A further A$495,457 is attributed to unrealized foreign exchange gains primarily due to the Company holding significant U.S. Dollar financial assets combined with the appreciation of the U.S Dollar against the Australian Dollar. For the year ended June 30, 2022 we did not receive any government subsidies due to COVID-19 (2021: A$290,900).

Operating Expenses

	Year Ended June 30,		Change
	2022 A$	2021 A$	A$	%
Technology expense	(1,805,432)	(651,644)	(1,153,788)	+177.0%
Employee benefits expense	(4,411,926)	(2,359,459)	(2,052,467)	+86.9%
Occupancy expense	(66,365)	(52,219)	(14,146)	+27.0%
Advertising expense	(414,012)	(67,575)	(346,437)	+512.6%
Consultancy expense	(1,691,544)	(240,928)	(1,450,616)	+602.0%
Depreciation and amortization expense	(852,361)	(397,506)	(454,855)	+114.4%
Other expenses	(245,079)	(132,515)	(112,564)	+84.9%
Impairment of financial assets	(376,606)	(14,690)	(361,916)	+2463.6%
Total Operating Expenses	(9,863,325)	(3,916,536)	(5,946,789)	+151.8%

During the year ended June 30, 2022, operating expenses have broadly increased due to our expanding commercial operations.

Technology expense. Technology expense includes the software and hosting services required to operate and maintain our platform, software that we use in the management of our broader operations, and third-party solutions that we may offer for resale, typically as part of a bundled solution. The increase in technology expense for the year ended June 30, 2022 compared to the year ended June 30, 2021 is mainly attributed to the increase in the sales of our bundled “Proximity” solutions, which incorporates an element of third-party software.

Employee benefits expense. The most significant components of operating expenses are personnel costs, relating to our engagement of employees and contractors, together with associated expenses including recruitment, payroll taxes and insurances. Employee benefits expenses increased 86.9% to A$4,411,926 for the year ended June 30, 2022 (2021: A$2,359,459) due to our increased number of employees as we expand our capabilities across all of our functional areas (i.e. sales, marketing, operations and R&D). At June 30, 2022, we had 50 employees globally (2021: 21).

Occupancy expense. The increase in occupancy expenses for the year ended June 30, 2022 compared to the year ended June 30, 2021 was primarily due to the renewal of our short-term office premises for a longer comparative period.

Advertising expense. Advertising expenses increased significantly for the year ended June 30, 2022 compared to the year ended June 30, 2021 due to a greater focus on brand and product awareness. With the lifting of global travel restrictions previously imposed due to COVID-19, we attended more tradeshows and similar sales and marketing opportunities. We expect our sales and marketing expenses to remain steady in the near term as we become more targeted in securing new business while working with existing customers to increase their average spend.

Consultancy expense. Consultancy expense for the year ended June 30, 2022 was A$1,691,544 (2021: A$240,928) with the increase primarily due to the costs associated with our initial public offering and listing of our ordinary shares and warrants on Nasdaq in March 2022.

Depreciation and amortization expense. The increase in depreciation and amortization expense to A$852,361 for the year ended June 30, 2022 (2021: A$397,506) was as a result of our acquisition of databases and the re-commencement of our program to capitalize development costs due to the stronger nexus between our R&D efforts and the commercialization of the developed technologies.

Other expenses. With the easing of travel restrictions due to COVID-19, the increase in other expenses was primarily due to an increase in travel and related expenses.

Impairment of financial assets. Historically, we have not experienced any significant recoverability issues with respect to our accounts receivable, however, during the year ended June 30, 2022, we saw a higher level of delinquent accounts and bad debts leading to a higher provision for bad and doubtful debts. We attribute this to a decline in the broader global economic environment and in some cases delays in customer implementations. We have taken steps to improve operational efficiencies, including installing a platform upgrade allowing for easier product ordering, implementations and the ability for customers to supply credit card details as a payment method. We believe these changes will assist with our controls to reduce accounts receivable ageing and improve collections.

Comparison of the Years Ended June 30, 2021 and 2020

The following table sets forth information concerning our operating results for the years ended June 30, 2021 and 2020:

	Year Ended June 30,
	2021 A$	2020 A$
Revenue	2,191,425	1,985,362
Other income	788,258	615,356
Technology expense	(651,644)	(979,161)
Employee benefits expense	(2,359,459)	(2,389,185)
Occupancy expense	(52,219)	(104,419)
Advertising expense	(67,575)	(265,996)
Consultancy expense	(240,928)	(273,978)
Depreciation and amortization expense	(397,506)	(362,917)
Other expenses	(132,515)	(438,418)
Impairment of financial assets	(14,690)	-
Operating loss	(936,853)	(2,213,356)
Financial cost	(58,913)	(108,471)
Loss before income tax	(995,766)	(2,321,827)
Income tax expense	-	-
Loss for the year	(995,766)	(2,321,827)
Other comprehensive income	(1,653)	(4,205)
Total comprehensive loss for the year	(997,419)	(2,326,032)

Revenue

	Year Ended June 30,		Change
	2021 A$	2020 A$	A$	%
Revenue	2,191,425	1,985,362	206,063	+10.4%
Other income	788,258	615,356	172,902	+28.1%

While there was a 10.4% increase in overall revenue, of particular significance was the change in the mix of underlying revenue from a declining print business (resulting from our acquisition of SuperMedia in 2018) to a largely recurring subscription-based revenue. The strategic rationale for the SuperMedia acquisition was to gain access to their customer list and online directory asset, however, a requirement for the acquisition was to also acquire its print business. The print operations were never intended to be a continued business and were incidental to the acquisition. Hence, the year ended June 30, 2020 included A$310,349 print directory revenues, which for the year ended June 30, 2021 was a discontinued product line with no attributed revenue. Overall revenues from subscriptions were A$1,362,110 for the year ended June 30, 2021, as compared to A$831,733 for the year ended June 30, 2020, or an increase of A$530,377. This increase in subscription revenues included A$467,702 in additional subscription revenues, attributable to our acquisition of PinkPages in November 2020. Other income included government subsidies, which was A$290,900 for the year ended June 30, 2021 compared to A$116,000 for the year ended June 30, 2020, comprising “Jobkeeper” and “COVID-19 Cashflow Boost subsidies,” and research and development grants, which was A$497,358 for the year ended June 30, 2021 compared to A$494,577 for the year ended June 30, 2020, which comprised “R&D Tax Incentive.”

Operating Expenses

	Year Ended June 30,		Change
	2021 A$	2020 A$	A$	%
Technology expense	(651,644)	(979,161)	327,517	(33.4)%
Employee benefits expense	(2,359,459)	(2,389,185)	29,726	(1.2)%
Occupancy expense	(52,219)	(104,419)	52,200	(50.0)%
Advertising expense	(67,575)	(265,996)	198,421	(74.6)%
Consultancy expense	(240,928)	(273,978)	33,050	(12.1)%
Depreciation and amortization expense	(397,506)	(362,917)	(34,589)	9.5%
Other expenses	(132,515)	(438,418)	305,903	(69.8)%
Impairment of financial assets	(14,690)	-	(14,690)	N/A
Total Operating Expenses	(3,916,536)	(4,814,074)	(897,538)	(18.6)%

Total Operating Expenses decreased to A$3,916,536 for the year ended June 30, 2021 from A$4,814,074 for the year ended June 30, 2021, a decrease of 18.6%. This decrease was primarily due to the changes discussed below.

Technology expense. Technology expense includes the software and hosting services required to operate and maintaining our platform, software that we use in the management of our broader operations and third-party solutions that we may offer for resale, typically as part of a bundled solution. The decline in technology expense for the year ended June 30, 2021 compared to the year ended June 30, 2020 is mainly attributed to the reduction in the sale of third-party solutions, primarily as a result of a change in product mix.

Employee benefits expense. Employee benefits expense relates to our engagement of employees and contractors together with associated expenses including recruitment, payroll taxes and insurances. While the total costs were relatively unchanged for the year ended June 30, 2021 compared to the year ended June 30, 2020, we made significant changes in the reallocation of resources. Costs attributed to the now discontinued print business were redeployed to bolster sales and services related to our channel reseller target market.

Occupancy expense. From July 1, 2019 we have adopted IFRS 16 Leases which has resulted in changes in the classification, measurement and recognition of leases. The new standard, among other things, requires recognition of a right-of-use asset (the leased item) and a financial liability (lease payments) with expenses being recognized as depreciation costs. In applying IFRS 16 for the first time, as permitted by the standard, we have elected not to apply the new standard to existing short-term leases, but have applied the new standard to the lease of our head office in Perth, Australia. As a result, the financial impact from our application of the new standard is a comparative decrease in occupancy expenses and an increase in depreciation expenses. The decrease in occupancy expenses for the year ended June 30, 2021 compared to the year ended June 30, 2020 was also due to the non-renewal of certain leased premises.

Advertising expense. Advertising expenses during the year ended June 30, 2020 included print directory production costs, which was discontinued for the year ended June 30, 2021, representing a cost decrease of A$82,389. Further expense reductions of A$60,939 resulted from the decrease in the resale of third-party online advertising solutions as we continue to assist customers acquired through SuperMedia transition to use our technology.

Consultancy expense. Consultancy expenses include tax, corporate and general advisory services provided by third-party consultants.

Depreciation and amortization expense. During the years ended June 30, 2021 and 2020, we continued to amortize the acquired database assets for Hotfrog and SuperPages. Amortization expense commenced for the PinkPages database asset acquired during the year ended June 30, 2021. The depreciation of right -of -use assets was A$34,819 for the year ended June 30, 2021 and A$23,213 for the year ended June 30, 2020.

Other expenses. Other expenses are sundry costs incurred that relate to business operations which includes insurances, legal and travel costs. The decrease in other expenses for the year ended June 30, 2021 compared to the year ended June 30, 2020 is mainly attributed to the reduction in legal expenses to A$93,801 for the year ended June 30, 2021, from A$249,316 for the year ended June 30, 2020, primarily as a result of legal work undertaken in connection with a possible offering in Australia in the year ended June 30, 2020, with no corresponding work in the year ended June 30, 2021, as well as to the decrease in travel & related expenses to A$7,558 for the year ended June 30, 2021, from A$56,290 for the year ended June 30, 2020, and in business expenses to A$4,958 for the year ended June 30, 2021, from A$31,531 for the year ended June 30, 2020, as well as to a one-time share based payment of A$30,800 that occurred in the year ended June 30, 2020.

B. Liquidity and Capital Resources

Overview

Since our inception and through June 30, 2022, we have financed our operations and capital expenditures primarily through cash flows generated by operations and sales of our equity securities. From our inception in 2009 through to June 30, 2022, we have raised in excess of A$45 million of equity capital, in connection with such financing, including approximately $6 million before deducing underwriting discounts, commissions and other offering expenses in our initial public offering in March 2022.

Comparison of the Years Ended June 30, 2022 and 2021

The following table shows our cash, accounts receivable and working capital as of the dates indicated:

	As at June 30,
	2022 A$	2021 A$

Cash and cash equivalents	4,083,735	650,731
Accounts receivable, net	1,203,249	391,016
Current liabilities	(2,917,209)	(2,402,068)
Working capital (1)	2,369,775	(1,360,321)

(1) Working capital is defined as current assets less current liabilities.

The table below presents our cash flows for the periods indicated:

	Years Ended June 30,
	2022 A$	2021 A$
Net cash used by operating activities	(4,240,436)	(496,031)
Net cash used by investing activities	(2,005,531)	(442,423)
Net cash from financing activities	9,183,513	1,427,994
Net increase/(decrease) in cash and cash equivalents	2,937,547	489,540
Net foreign exchange difference	495,457	-

Operating Activities

For the year ended June 30, 2022, net cash used by operating activities was A$4,240,436, attributable to a net loss of A$5,090,327 adjusted for A$1,704,373 in operating cash flows before movements in working capital as well as a net cash outflow from cash generated from operations of A$854,482. Operating cash flows before movements in working capital of A$1,704,373 consisted of A$852,361 in depreciation and amortization expenses, A$359,544 in share-based payments, A$369,844 from expected credit losses, A$666,534 in implied interest expense related to convertible notes, and A$543,910 in net foreign exchange gains.

For the year ended June 30, 2021, net cash used by operating activities was A$496,031, attributable to a net loss of A$995,766 adjusted for A$410,543 in operating cash flows before movements in working capital as well as a net cash inflow from cash generated from operations of A$89,192. Operating cash flows before movements in working capital of A$410,543 consisted of A$397,506 in depreciation and amortization expenses, A$14,690 from expected credit losses and A$1,653 of foreign exchange loss.

Investing Activities

For the years ended June 30, 2022 and 2021, net cash used by investing activities was A$2,005,531 and A$442,423, respectively, attributable to A$1,615,192 and A$433,639, respectively, in cash payments for the purchase of intellectual property and further cash payments of A$390,339 and A$8,784, respectively, for the purchase of property, plant and equipment.

Financing Activities

For the year ended June 30, 2022, net cash from financing activities was A$9,183,513, of which A$9,340,432 was from the issuance of shares, partially offset by A$97,500 from the net repayment of borrowings and A$59,419 reduction in leasing liabilities.

For the year ended June 30, 2021, net cash from financing activities was A$1,427,994, of which A$1,729,849 was from the issuance of shares, partially offset by A$284,070 from the net repayment of borrowings and A$17,785 reduction in leasing liabilities.

Together with our existing cash and cash equivalents, anticipated funds received from improved sales and cost savings from operations, including from a reduction in excess staffing requirements and technologies, we believe will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, our liquidity assumptions may prove to be incorrect, and we could exhaust our available financial resources sooner than we currently expect. We may seek additional funds at any time through equity, equity linked or debt financing arrangements. Our future capital requirements and the adequacy of available funds will depend on many factors, including those described in the section of this Annual Report captioned “Risk Factors”. We may not be able to secure additional financing to meet our operating requirements on acceptable terms, or at all.

Off-Balance Sheet Arrangements

We have not engaged in any off-balance sheet financing arrangements and do not have any holdings in variable interest entities. We do not have any contingent assets or liabilities.

Recently Issued Accounting Pronouncements

The Group has considered the implications of all new or amended Accounting Standards and Interpretations issued by the International Accounting Standard Board (IASB) that are mandatory for the current reporting period. The adoption of these standards do not have significant impact on the financial performance or position of the Group.

Any new amended Accounting Standards or Interpretations that are not yet mandatory have nor been early adopted.

Impact of Standards Issued but not yet Effective

The following new accounting standards and interpretations have been published that are not mandatory for 30 June 2022 reporting periods, have not been early adopted by the Group, and are as follows:

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

●	What is meant by a right to defer settlement
●	That a right to defer must exist at the end of the reporting period
●	That classification is unaffected by the likelihood that an entity will exercise its deferral right
●	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

The amendments are effective for reporting periods beginning on or after 1 January 2023 and must be applied retrospectively. The Group is currently assessing the impact the amendments will have on current practice and whether existing loan agreements may require renegotiation.

Reference to the Conceptual Framework – Amendments to IFRS 3

In May 2020, the IASB issued Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework. The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements.

The Board also added an exception to the recognition principle of IFRS 3 to avoid the issue of potential “day 2” gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC 21 Levies, if incurred separately.

At the same time, the Board decided to clarify existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Framework for the Preparation and Presentation of Financial Statements.

The amendments are effective for annual reporting periods beginning on or after 1 January 2022 and apply prospectively.

Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16

In May 2020, the IASB issued Property, Plant and Equipment — Proceeds before Intended Use, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the costs of producing those items, in profit or loss.

The amendment is effective for annual reporting periods beginning on or after 1 January 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment.

The amendments are not expected to have a material impact on the Group.

Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making.

The amendments apply a “directly related cost approach”. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.

The amendments are effective for annual reporting periods beginning on or after 1 January 2022. The Group will apply these amendments to contracts for which it has not yet fulfilled all its obligations at the beginning of the annual reporting period in which it first applies the amendments.

IFRS 9 Financial Instruments – Fees in the “10 per cent” test for derecognition of financial liabilities

As part of its 2018-2020 annual improvements to IFRS standards process the IASB issued amendment to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

The amendment is effective for annual reporting periods beginning on or after 1 January 2022 with earlier adoption permitted. The Group will apply the amendments to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

The amendments are not expected to have a material impact on the Group.

Definition of Accounting Estimates - Amendments to IAS 8

In February 2021, the IASB issued amendments to IAS 8, in which it introduces a definition of “accounting estimates”. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates.

The amendments are effective for annual reporting periods beginning on or after 1 January 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted as long as this fact is disclosed.

The amendments are not expected to have a material impact on the Group.

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their “significant” accounting policies with a requirement to disclose their “material” accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

The amendments to IAS 1 are applicable for annual periods beginning on or after 1 January 2023 with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary.

The Group is currently assessing the impact of the amendments to determine the impact they will have on the Group’s accounting policy disclosures.

Contractual Obligations

Our future minimum payments under non-cancelable contracts were as follows as of June 30, 2022:

Contractual Obligations					Payment due by period
	Total		Less than 1 year		1–3 years		3–5 years		More than 5 years
Short-Term Debt Obligations (1)	A$	308,100	A$	308,100	A$	-	A$	-	A$	-
Lease Payments(2)		450,416		32,672		213,834		203,910		-
Purchase Obligations (3)		341,148		194,513		146,635		-		-
Total	A$	1,099,664	A$	535,285	A$	360,469	A$	203,910	A$	-

(1)	Relate to unsecured notes which we would seek to repay.
(2)	We lease our corporate head office in Perth, Australia under an operating lease arrangement that expires November 20, 2026. The terms of the lease agreement provide for rental payments on a graduated basis. We recognize rent expense on a straight-line basis over the lease periods.
(3)	Amounts consist of purchase obligations with certain vendors to provide products and services for operating purposes.

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty. We do not have any capital lease obligations and all of our property, equipment and software have been purchased with cash.

We enter into agreements in the normal course of business with vendors for products and services for operating purposes which are cancellable at any time by us. These payments are not included in this table of contractual obligations.

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rate risk.

Interest Rate Risk

As of June 30, 2022, we had cash and cash equivalents of A$4,083,735. We have limited exposure to interest rate risk. Our exposure to market interest rates relates primarily to short-term deposits. Our cash and cash equivalents are not locked into long-term deposits at fixed rates so as to mitigate the risk of earning interest below the current floating rate. We do not have any credit facilities bearing variable interest rates or that allow lenders to reset the interest rate or the basis for the interest rate.

Foreign Currency Exchange Rate Risk

As a result of services provided by third parties in the United States, Canada and Europe, we incur financial assets and liabilities in foreign currency denominated transactions that are affected by movements in the applicable exchange rate. We do not enter into any hedging transactions, although trade receivables and cash at banks held in foreign currency denominations provide a partial natural hedge against liabilities to be settled in foreign currencies. We are primarily exposed to foreign exchange risk inherent in U.S. dollar-denominated contracts related to our commercialization and acquisition activities. As of June 30, 2022 and June 30, 2021, we had a net exposure to the US. Dollar of A$3,212,072 and A$203,996, respectively, , primarily in cash and cash equivalents. An appreciation of the Australian dollar against the U.S. dollar by 10% would have increased our operating loss for the year ended June 30, 2022 by A$292,006 and increased our operating loss for the year ended June 30, 2021 by A$18,545 , while a depreciation would have decreased our operating loss for the year ended June 30, 2022 by A$321,207 and would have decreased our operating loss by A$20,400 for the year ended June 30, 2021. As we continue our commercialization and acquisition activities, we expect to face continued exposure to exchange rate risk from the U.S. dollar. There was minimal or insignificant exposure to the euro, Great British Pound or to the Canadian dollar during the years ended June 30, 2022 and 2021.

C. Research and Development, Patents and Licenses

In March 2016, we were granted a patent in the United States (Patent Number US 9286274) relating to the process of taking structured data provided in standard technical formats (for example, XML, JSON, CSV and XLS) of any quantity, to be published to any web browser and made accessible on any viewing device that uses a browser to display content, including smart phones, tablets, laptops, desktops and wearables (in so far as the content from data feeds can be published on a myriad of devices). Data may be transmitted via Web API, FTP or local upload. We have continued research and development of our core technologies to further enhance its performance and extend their applicable commercial use cases.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Critical Accounting Estimates

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this Annual Report. The address for our directors and executive officers is c/o Locafy Limited, 246A Churchill Avenue, Subiaco, Western Australia 6008, Australia.

Name	Age	Position(s)
Gavin Burnett	53	Chief Executive Officer and Managing Director
Melvin Tan	45	Chief Financial Officer and Executive Director
David Penner	48	Chief Technology Officer
Michael Watkins	38	Chief Operating Officer
Collin Visaggio	60	Chairman of the Board and Non-Executive Director
Ranko Matic(1)	54	Non-Executive Director

(1)Ranko Matic was appointed to the board of directors on June 23, 2022.

There are no family relationships between any of our directors or members of senior management. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our directors or members of senior management were selected to be a director or member of senior management.

Senior Management and Key Employees

Gavin Burnett, Chief Executive Officer and Managing Director

Mr. Burnett founded Locafy (f/k/a Moboom Limited) and has served as our Chief Executive Officer and Managing Director since 2009. Prior to 2009, Mr. Burnett has more than a decade of digital media experience and has held senior executive positions in ASX-listed media organizations where he was responsible for the development of core digital assets through to their commercialization. Mr. Burnett has been the recipient of numerous industry awards including WA Technology Product of the Year 2004 and twice finalist in Ernst & Young’s Entrepreneur of the Year 2003 & 2004. He holds a Bachelor of Commerce from Curtin University.

Melvin Tan, Chief Financial Officer and Executive Director

Mr. Tan has served as our Chief Financial Officer since May 2012 and served as a member of our board of directors since August 2016. Mr. Tan has held senior finance roles in technology companies for the majority of his career, and has experience in growing businesses organically and through strategic acquisitions. Mr. Tan worked as a finance executive in both public and private companies as well as a public accounting firm. He is a Fellow Certified Practicing Accountant (FCPA), Fellow Governance Institute Australia (FGIA/FCIS) and holds bachelor degrees in Law and Commerce from The University of Western Australia (LLB, BCom).

David Penner, Chief Technology Officer

Mr. Penner has led Locafy’s software engineering efforts since August 2012. David was instrumental in the design and development of the Locafy platform, which was patented in 2016. Previously, he worked as the head of several engineering departments at various companies, overseeing all engineering consulting projects from planning to customer delivery. He served as the technology interface for all business partners, and worked closely with developers to architect technical approaches for projects. He holds a Bachelor of Science in Aeronautics and Astronautics from the Massachusetts Institute of Technology.

Michael Watkins, Chief Operating Officer

Mr. Watkins joined Locafy as Chief Operating Officer in April 2021. He has over 15 years of experience as a digital marketing leader specializing in digital transformation, building award winning teams, program management & strategy. Mr. Watkins holds a Bachelor of Communications Advertising and Marketing from the University of Canberra, He is a Google specialist and Fellow Certified Practicing Marketer of the Australian Marketing Institute.

Non-Employee Directors

Collin Visaggio, Chairman of the Board and Non-Executive Director

Mr. Visaggio has served as a member of our board of directors and chairperson since August 2017. Mr. Visaggio has 33 years’ experience in corporate leadership, strategy, financing and governance. He was formerly the Chief Financial Officer of InterOil Corporation, a company he listed on the New York Stock Exchange in March 2009. Collin previously held senior business positions within Woodside Petroleum and BP Australia. He also served on the board of directors of Santa Maria Ladies College from 2004 to March 2010, including as Chairman for four of those years. He has a Bachelor of Business from Curtin University and a Master’s Degree in Business Administration from Murdoch University.

Ranko Matic, Non-Executive Director

Mr. Matic has served as Locafy’s company secretary in January 2020 and as a director from June 23, 2022. Mr. Matic is a Chartered Accountant with over 30 years of experience in financial and executive management, accounting, audit, business and corporate advisory. Mr. Matic is a director of a chartered accounting firm and a corporate advisory company based in Perth and has specialist expertise and exposure in areas of audit, corporate services, due diligence, mergers and acquisitions, and valuations. Mr. Matic is a non-executive director of Panther Metals Limited (ASX: PNT), Cavalier Resources Limited (ASX: CVR) and Lycaon Resources Limited (ASX: LYN) and formerly a non-executive director of Australia Gold & Copper Limited (ASX: AGC), Argosy Minerals Limited (ASX: AGY) and Ragusa Minerals Limited (ASX: RAS).

The board of directors continually assesses its composition and skills matrix to consider the addition of board and management resources our business develops and grows.

We are aware of the need to have sufficient management to properly supervise the Company’s operations. As our activities require an increased level of involvement, the board of directors will look to appoint additional management, consultants or other contractors when and where appropriate to ensure proper management of our activities.

B. Compensation

Compensation Philosophy

The goal of our compensation program is to attract, retain and motivate our employees and executives. Our board of directors is responsible for setting our executive compensation and establishing corporate performance objectives. In considering executive compensation, the board strives to ensure that our total compensation is competitive within the industry in which we operate and supports our overall strategy and corporate objectives. The combination of base salary, annual incentives and long-term incentives that we provide our executive officers is designed to accomplish this. Our board of directors considers the implications of the risks associated with our compensation policies and practices. For additional details regarding the relevant education and experience of our board of directors see “Item 6—Directors, Senior Management and Employees—A. Management—Directors and Senior Management”.

Components of Compensation Package

There are two major components of our executive compensation program:

●	base salary; and

●	variable-performance based compensation, consisting of:

●	annual, discretionary cash bonuses based on a comparison of individual and corporate performance to pre-set goals and objectives; and

●	long-term incentives, consisting of grants of long-term stock performance rights.

Executive Compensation Practices

The objective of the board of directors when determining compensation to be paid to our senior executives is to ensure that the level and form of compensation: (a) attracts and retains talented, qualified, experienced and effective executives consistent with the general sector; (b) motivates the short and long-term performance of these executives; (c) reflects our current state of development; (d) reflects our performance and financial status; (e) reflects individual performance; and (f) aligns the interests of the executives with our overall business objectives and the interests of our shareholders.

In addition to industry trends, the board of directors considers a variety of other factors it considers relevant and appropriate when assessing compensation policies and practices for director and executive compensation levels. These factors include the long-range interests of our business and our shareholders, the implications of the risks associated with our compensation policies and practices in light of our financial performance, our overall financial and operating performance and the board of directors’ assessment of each executive’s individual achievements, performance and contribution toward meeting corporate objectives.

Assessments to determine executive compensation are made through board discussion. To ensure our executive compensation is appropriate and competitive, the board of directors will typically review the compensation practices on an annual basis but may also conduct reviews on an ad hoc basis as the need arises. We have not retained any third-party advisors to conduct compensation reviews of our pay levels and practices. We aim to provide compensation that is competitive with companies at a similar stage of development; however, no formal benchmark group of companies is established.

We have adopted both short-term and long-term incentive plans. These plans are available to our directors, key employees, including officers, and consultants, as determined by our board of directors.

Base Salary

Base salaries for our named executive officers are evaluated and established to provide a reasonable amount of non-contingent remuneration in order to retain executives with experience and skills required to achieve our strategic and organizational goals. In determining base salaries, the board of directors references salary levels in the industry and location in which we operate, the individual’s experience level, the scope and complexity of the position held, and the level of expertise and capabilities demonstrated by and expected by the executive officers.

Bonuses

The board of directors considers, on an annual basis, discretionary cash bonuses to reward extraordinary performance during the preceding fiscal year which has led to our milestones, strategic transactions, or capital raising achievements. The discretionary bonuses are intended to provide a short-term incentive for executive officers to meet our goals, as well as to remain competitive within the industry. In determining whether a bonus will be awarded, the board of directors considers such factors as the executive’s performance over the past year, our achievements in the past year and the executive’s role in effecting such achievements, after taking into account our financial and operating performance.

The board of directors determines performance bonus payments based on the results achieved as compared to targets established for a particular fiscal year.

Variable-Performance Based Compensation

The board of directors considers long-term performance incentive awards and stock performance rights to be an important component of executive compensation. Under our Incentive Performance Rights Plan (the “Performance Rights Plan”) adopted by us, executive officers may be provided with long-term incentives consisting of grants of long-term stock performance rights. The objective of providing long-term incentives is to encourage our executive officers to acquire an ownership interest in us over a period of time, which is intended to align the interests of executive officers with the interests of shareholders while discouraging excessive risk taking. In granting long-term incentives, the board of directors considers past grants offered to executive officers under the Performance Rights Plan as well as other factors. The board of directors retains the discretion to declare who may be eligible to receive long-term stock performance rights and to, by resolution, amend or add to all or any of the provisions of the Performance Rights Plan, or the terms or conditions of any long-term stock performance rights granted under the Performance Rights Plan, including giving any amendment retrospective effect, amongst others. Continued service is attached to the vesting of the long-term stock performance rights, unless otherwise resolved by the board of directors.

Summary of Compensation

The following table provides information about the compensation awarded to, earned by or paid to each of our directors and executive officers for the year ended June 30, 2022.

	Short term			Post- employment	Other long term	Share-based payments(1)
	Salary & fees	Cash bonus & non- monetary benefits	Annual leave accrual(2)	Super- annuation	Long service leave accrual(3)	Performance Rights	Total

Non-Employee Directors
Collin Visaggio	80,000	-	-	-	-	26,667	106,667
Ranko Matic(4)	36,000	-	-	-	-	-	36,000
Executive Officers and Directors
Gavin Burnett	336,692	-	(20,969)	33,669	5,725	85,786	440,903
Melvin Tan	200,000	-	6,333	20,000	3,820	40,000	270,153
Executive Officers
David Penner	262,638	8,184	-	-	-	40,000	310,822
Michael Watkins	155,769	22,727	11,044	17,850	792	26,667	234,849
Total	1,071,099	30,911	(3,592)	71,519	10,337	219,120	1,399,395

(1)	The fair value of the performance rights is calculated at the date of grant in accordance with IFRS 2 Share Base Payments for non-market performance conditions. The value disclosed is the portion of the grant-date fair value of the performance rights recognized as an expense in each reporting period.
(2)	Represents accounting adjustments for accrued annual leave.
(3)	In accordance with AASB 119 Employee Benefits, long service leave is classified as other long-term employee benefits.
(4)	Appointed as a director of our board of directors on June 23, 2022. The fees paid in the year ended June 30, 2022 was compensation as related to Mr. Matic’s role as our company secretary.

Details of performance rights held by our directors and senior management for the fiscal year ended June 30, 2022 are set forth below.

	Held at July 1, 2021	Granted as compensation	Exercised	Lapsed	Forfeited	Other changes [1]	Held at June 30, 2022	Vested during the year	Vested and exercise-able at June 30, 2022
Collin Visaggio	100,000	100,000	-	-	100,000	138,643	238,643	-	-
Ranko Matic [2]	-	-	-	-	-	-	-	-	-
Gavin Burnett	250,000	827,680	-	-	250,000	-	827,680	-	-
Melvin Tan	150,000	150,000	-	-	150,000	710,815	860,815	-	-
David Penner	150,000	150,000	-	-	150,000	-	150,000	-	-
Michael Watkins	125,000	150,000	-	-	125,000	-	150,000	-	-

(1)	Other changes represent performance rights that were issued during the year to extinguish historical liabilities.
(2)	Held at appointment date of 23 June 2022.

Executive Employment, Consulting and Management Arrangements and Termination and Change in Control Benefits

Following is a summary description of material terms of compensation awarded to, earned by, paid or payable to our named executive officers pursuant to agreements or arrangements.

Gavin Burnett, Chief Executive Officer and Managing Director

On January 1, 2020, we entered into an Executive Agreement with Gavin Burnett (the “Burnett Agreement”) pursuant to which Mr. Burnett is serving as our Chief Executive Officer and Managing Director. The Burnett Agreement will continue on an ongoing basis, unless terminated earlier in accordance with its terms. Pursuant to the Burnett Agreement, we will pay Mr. Burnett A$328,500 per annum, inclusive of superannuation and exclusive of any short-term incentives, long term incentives or bonus entitlements. Under the Burnett Agreement, if certain short-term incentive milestones are achieved within the required time frame, Mr. Burnett will be eligible to receive a percentage increase to his base salary. In addition, if 100 to 125 percent of certain Gross Revenue Targets (as defined in the Burnett Agreement) are reached by certain dates, Mr. Burnett will be eligible to receive increases to his base salary, as specified in the Burnett Agreement.

In the event that Mr. Burnett is terminated under certain circumstances, notwithstanding such termination, if targets are ultimately met for the fiscal year during which the termination occurred, Mr. Burnett shall be entitled to receive a cash bonus that is prorated for the number of days Mr. Burnett was employed during that fiscal year.

The Burnett Agreement contains other terms and conditions considered standard for an agreement of this nature.

Melvin Tan, Chief Financial Officer and Executive Director

On January 1, 2020, we entered into an Executive Agreement with Melvin Tan (the “Tan Agreement”) pursuant to which Mr. Tan is serving as our Chief Financial Officer. The Tan Agreement will continue on an ongoing basis, unless terminated earlier in accordance with its terms. Pursuant to the Tan Agreement, we will pay Mr. Tan A$219,000 per annum, inclusive of superannuation and exclusive of any short-term incentives, long term incentives or bonus entitlements. Under the Tan Agreement, if certain short-term incentive milestones are achieved within the required time frame, Mr. Tan will be eligible to receive a percentage increase to his base salary. In addition, if 100 to 125 percent of certain Gross Revenue Targets (as defined in the Tan Agreement), Mr. Tan will be eligible to receive increases to his base salary, as specified in the Tan Agreement.

In the event that Mr. Tan is terminated in certain circumstances, notwithstanding such termination, if targets are ultimately met for the fiscal year during which the termination occurred, Mr. Tan shall be entitled to receive a cash bonus that is prorated for the number of days Mr. Tan was employed during that fiscal year.

The Tan Agreement contains other terms and conditions considered standard for an agreement of this nature.

C. Board Practices

Our board of directors currently consists of four directors. Our board of directors will facilitate its exercise of independent supervision over management by ensuring that a majority of its members are “independent” following this offering. Under our Constitution, at each annual general meeting, one-third of the directors, other than the Managing Director, or if their number is not a multiple of three, then the number nearest to one-third (rounded upwards in case of doubt) of the directors must retire. The following table provides the of beginning and expiration of each director’s term on our board of directors as of June 30, 2022:

Name	Beginning of Term	Expiration of Term
Gavin Burnett	N/A	N/A
Melvin Tan	December 14, 2020	At the 2022 annual general meeting
Colin Visaggio	January 31, 2022	At the 2023 annual general meeting
Ranko Matic	June 23, 2022	At the 2022 annual general meeting

Notwithstanding the above, no director, other than the Managing Director, shall hold office for a period in excess of 3 years, or until the third annual general meeting following his or her appointment, whichever is the longer, without submitting himself for re-election.

A retiring director remains in office until the relevant shareholder meeting and will be eligible for re-election at that meeting.

Meetings of Directors

Our board of directors is responsible for our stewardship and for providing oversight as to the management of our business and affairs, including providing guidance and strategic oversight to management by, among other things:

●	appointing our Chief Executive Officer;

●	developing the corporate goals and objectives that our Chief Executive Officer is responsible for meeting, and reviewing the performance of our Chief Executive Officer against such corporate goals and objectives;

●

taking steps to satisfy itself as to the integrity of our Chief Executive Officer and other executive officers and that our Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;

●	reviewing and approving our Code of Conduct and Ethics and reviewing and monitoring compliance with the Code of Conduct and Ethics and our enterprise risk management processes;

●	adopting a strategic planning process to establish objectives and goals for our business and reviewing, approving, and modifying, as appropriate, the strategies proposed by management to achieve such objectives and goals; and

●	reviewing and approving material transactions not in the ordinary course of business.

Foreign Private Issuer Status

We are a “foreign private issuer” under SEC and Nasdaq rules, which also exempts us, as well as our directors, executive officers and 10% shareholders, from certain requirements that apply to U.S. public companies and their directors, executive officers and 10% shareholders. See “Item 3. Key Information—D. Risk Factors—We are a “foreign private issuer” and may have disclosure obligations that are different from those of U.S. domestic reporting companies. As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which could limit the information publicly available to our shareholders.”

Board Committees

In light of our size and nature, we believe that the current size of the board of directors is a cost effective and practical method of directing and managing us. As our activities develop in size, nature and scope, the size of the board, the formation of board committees and the implementation of additional corporate governance policies and structures will be reviewed.

To assist with the effective discharge of its duties, our board of directors has established an Audit and Risk Committee. The Audit and Risk Committee operates under a charter approved by our board of directors, which sets forth the purposes and responsibilities of the Audit and Risk Committee as well as qualifications for committee membership, committee structure and operations and committee reporting to our board of directors

Audit and Risk Committee

The members of our Audit and Risk Committee are Gavin Burnett, Ranko Matic and Collin Visaggio. Our board of directors has determined that each of Mr. Matic and Mr. Visaggio satisfies the independence requirements under Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chairperson of our Audit and Risk Committee is Colin Visaggio. Our board of directors has determined that each of Ranko Matic and Collin Visaggio is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our Audit and Risk Committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each member’s scope of experience and the nature of his or her employment. We currently have two directors that satisfy the independence requirements under Nasdaq listing standards on our Audit and Risk Committee and plan to add a third independent director in compliance with Nasdaq listing standards by March 2023.

The Audit and Risk Committee’s duties are specified in our Audit and Risk Committee Charter, and include, but are not limited to:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	annually reviewing and reassessing the adequacy of our Audit and Risk Committee Charter;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

We rely upon the exemption available to foreign private issuers under the Nasdaq listing rules with respect to the determination of the compensation of our Chief Executive Officer and other executive officers in lieu of forming a compensation committee consisting entirely of independent directors (or the determination of such compensation solely by the independent members of our board of directors). In lieu of a compensation committee, the remuneration of an executive director is decided by our board of directors, without the affected executive director participating in that decision-making process.

The total maximum remuneration of non-executive directors is initially set by the Constitution and subsequent variation is by ordinary resolution of shareholders in general meeting in accordance with the Constitution and the Corporations Act, as applicable. The determination of non-executive directors’ remuneration within that maximum will be made by the board of directors having regard to the inputs and value to us of the respective contributions by each non-executive director. The current amount has been set at an amount not to exceed A$300,000 per annum.

Where agreed by the board of directors, directors are also entitled to be paid reasonable travel, hotel and other expenses incurred by them respectively in or about the performance of their duties as directors.

A director who has a material interest in a matter before our board of directors or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by our board of directors or any committee on which he or she serves, such director may be required to remove himself or herself from the meeting while discussions and voting with respect to the matter are taking place.

Our board of directors reviews and approves the remuneration policy to enable us to attract and retain executives and directors who will create value for shareholders having consideration to the amount considered to be commensurate for a company of its size and level of activity as well as the relevant directors’ time, commitment and responsibility. Our board of directors is also responsible for reviewing any employee incentive and equity-based plans including the appropriateness of performance hurdles and total payments proposed.

Nominating Committee

Our board of directors does not have a nominating committee, as director nominees are presented by our board of directors to our shareholders based upon the nominations made by the board of directors itself. We rely upon the exemption available to foreign private issuers under the Nasdaq listing rules related to independent director oversight of nominations to our board of directors and the adoption of a formal written charter or board resolution addressing the nominations process.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report. Additional biographical information of our directors and executive officers is set forth above under “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”.

Board Diversity Matrix
Country of Principal Executive Offices:	Australia
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	4

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	4

Code of Conduct

We have adopted a Code of Conduct and Ethics applicable to all of our directors, officers and employees. We post on our website all disclosures that are required by law or the listing standards of Nasdaq concerning any amendments to, or waivers from, any provision of the Code of Conduct and Ethics. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of, this Annual Report.

Monitoring Compliance with the Code of Conduct and Ethics

Our board of directors is responsible for reviewing and evaluating the Code of Conduct and Ethics periodically and will make any necessary changes thereto. Our board of directors is also charged with the monitoring of compliance with the Code of Conduct and Ethics and will be responsible for considering any waivers of the Code of Conduct and Ethics.

Interests of Directors

A director who has a material interest in a matter before our board of directors or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by our board of directors or any committee on which he or she serves, such director may be required to excuse himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors will also be required to comply with the relevant provisions of the Corporations Act regarding conflicts of interest and any material personal interest in a matter that relates to our affairs. Under the Corporations Act, we may be required to obtain approval of shareholders before providing certain financial benefits to directors, unless an exemption set out in the Corporations Act applies.

Complaint Reporting and Whistleblower Policy

In order to foster a climate of openness and honesty in which any concern or complaint pertaining to a suspected violation of the law, our Code of Conduct and Ethics or any of our policies or any unethical or questionable act or behavior, the board of directors will adopt a whistleblower policy that requires that our employees promptly report such violation or suspected violation. In order to ensure that violations or suspected violations can be reported without fear of retaliation, harassment or an adverse employment consequence, our whistleblower policy will contain procedures that are aimed to facilitate confidential, anonymous submissions by our employees.

D. Employees

As of June 30, 2022, we had 50 full time employees and contractors. Of these employees, 32 were employed in Australia, 5 in the United States, 5 in Canada and 8 in other countries. These employees are engaged in technical development, sales and marketing, customer support, finance, legal, human resources and general management. We rely upon and engage consultants on a contract basis to provide services, management and personnel who assist us to carry on our technical development, administrative, shareholder communication and marketing activities.

E. Share Ownership

Information regarding the ownership of our ordinary shares by our directors and executive officers is set forth in “Item 7.A—Major Shareholders” of this Annual Report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table indicates information as of the date of this Annual Report regarding the beneficial ownership of our ordinary shares for:

●	each person who is known by us to beneficially own 5% or more of our ordinary shares;
●	each named executive officer;
●	each of our directors; and
●	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules provide that beneficial ownership includes ordinary shares issuable pursuant to the exercise of stock options or warrants or upon conversion of a security that are either exercisable or convertible within 60 days of October 31, 2022. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. As of November 7, 2022, we had 933 record holders of our ordinary shares, with 452 record holders in Australia, representing 77.4% of our outstanding ordinary shares, and 399 record holders in the United States, representing 15.0% of our outstanding ordinary shares. The address for our directors and executive officers is c/o Locafy Limited, 246 Churchill Avenue, Subiaco, Western Australia 6008, Australia. As of October 31, 2022, there were 20,528,803 ordinary shares issued and outstanding.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percentage of Shares Outstanding
Named Executive Officers and Directors:
Gavin Burnett	3,549,981	(1)	17.2%
Melvin Tan	1,493,385	(2)	7.2%
Collin Visaggio	620,338	(3)	3.0%
Ranko Matic	38,591		* %
David Penner	194,879	(4)	* %
Michael Watkins	-	(5)	-%
All Current Executive Officers and Directors as a Group (6 persons)	5,897,174	(1) (2)(3)(4)(5)	28.7%

*	Represents beneficial ownership of less than 1%
(1)	Excluding 827,680 ordinary shares underlying certain unvested and contingent performance rights.
(2)	Excluding 860,815 ordinary shares underlying certain unvested and contingent performance rights.
(3)	Excluding 238,643 ordinary shares underlying certain unvested and contingent performance rights.
(4)	Excluding 150,000 ordinary shares underlying certain unvested and contingent performance rights.
(5)	Excluding 150,000 ordinary shares underlying certain unvested and contingent performance rights.

B. Related Party Transactions

Agreements with Executive Officers

Director and Senior Management Compensation

For a description of our agreements with our executive officers, please see “Item 6. Directors, Senior Management and Employees—B. Compensation”.

Indemnification Agreements

Our Constitution provides that, except to the extent prohibited by law including under the Corporations Act, we will indemnify every person who is or has been an officer of the Company against any liability (other than conduct involving a lack of good faith on the part of the officer) incurred by that person as an officer. This includes any liability incurred by that person in their capacity as an officer of our subsidiary where we requested that person to accept that appointment.

We have entered into Deeds of Indemnity, Insurance and Access (the “Indemnity Deeds”), with each of Gavin Burnett, Melvin Tan and Collin Visaggio and plan to enter into an Indemnity Deed with Ranko Matic. Under the Indemnity Deeds, we have agreed to indemnify (to the maximum extent permitted by law and our Constitution, subject to certain specified exceptions) each director against certain liabilities incurred in their capacity as our or our subsidiaries’ director and any and all costs and expenses relating to such a claim or to any notified event incurred by such director, including costs and expenses reasonably and necessarily incurred to mitigate any liability for such a claim or any claim which may arise from such a notified event.

Separately, we have obtained insurance for our directors and executive officers, as required by the Indemnity Deeds.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” of this Annual Report for the consolidated financial statements and other financial information.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Dividend Policy

We have never declared or paid any dividends on our ordinary shares or any of our other securities. We currently intend to retain any future earnings to finance the growth and development of our business, and we do not anticipate that we will declare or pay any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, restrictions under any future indebtedness and other factors the board of directors deems relevant.

B. Significant Changes

A discussion of significant changes since June 30, 2022 is provided under Item 5 of this Annual Report and is incorporated herein by reference.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares and warrants are listed on Nasdaq under the symbols “LCFY” and “LCFYW”, respectively.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares and warrants are listed on Nasdaq under the symbols “LCFY” and “LCFYW”, respectively. There can be no assurance that our ordinary shares and warrants will remain listed on Nasdaq.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We were incorporated on April 23, 2009 under the name Gumiyo Australia Pty Lt under the Corporations Act and on January 14, 2021, we changed our name to Locafy Limited. The following description of the material terms of our Constitution is a summary and does not purport to be complete. It should be read in conjunction with our Constitution, attached as Exhibit 1.1 to this Annual Report, and certain sections of the Corporations Act.

Since we are governed by the laws of Australia, some of the laws affecting our shareholders differ from those of the United States. See “Item 3. Key Information—D. Risk Factors—’We are governed by the corporate laws of Australia which in some cases have a different effect on shareholders than the corporate laws of the United States and may have the effect of delaying or preventing a change in control’”.

Australian law does not limit the authorized share capital that may be issued by a corporation and does not recognize the concept of par value. Subject to our Constitution, the Corporations Act, and the rules governing the listing of our securities on Nasdaq, our directors are entitled to issue shares in our capital, grant options over unissued shares, and settle the manner in which fractions of a share are to be dealt with. The directors may decide the persons to whom, and the terms on which, shares are issued or options are granted as well as the rights and restrictions that attach to those shares or options subject to our Constitution, the Corporations Act and the rules governing the listing of our securities on the Nasdaq.

Ordinary shares

Voting Rights

Each holder of our ordinary shares is entitled to receive notice of and to be present, to vote and to speak at general meetings. Subject to any rights or restrictions attached to any shares, on a show of hands each holder of ordinary shares present has one vote and, on a poll, one vote for each fully paid share held, and for each partly paid share, a fraction of a vote equivalent to the proportion to which the share has been paid up. Voting may be in person or by proxy, attorney or representative.

No business, the election of a chairman and the adjournment of the meeting, shall be transacted at any general meeting unless a quorum is present comprising two shareholders present in person, by proxy, attorney or representative.

Dividend Rights

Holders of our ordinary shares are entitled to receive such dividends as may be declared by the directors, subject to and in accordance with the Corporations Act, the rights of any preference shareholders and to the rights of the holders of any shares created or raised under any special arrangement as to dividend. If the directors determine that a final or interim dividend is payable, it is (subject to the terms of issue on any shares or class of shares) paid on all shares proportionate to the amount for the time being paid on each share. Dividends may be paid by cash, electronic transfer, or any other method as the board determines.

The directors have the power to capitalize and distribute the whole or part of the amount from time to time standing to the credit of any reserve account or the profit and loss account or otherwise available for distribution to shareholders, subject to any rights or restrictions for the time being attached to any class or class of shares. The capitalization and distribution must be in the same proportions which the shareholders would be entitled to receive if distributed by way of a dividend.

Subject to the rules of Nasdaq, the directors may pay a dividend out of any fund or reserve or out of profits derived from any source.

Variation of Class Rights

The Corporations Act provides that if a company has a constitution that sets out the procedure for varying or cancelling rights attached to shares in a class of shares, those rights may be varied or cancelled only in accordance with the procedure.

The rights attached to our ordinary shares may only be varied with the consent in writing of members holding at least three-quarters of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of shares of that class. Any variation of rights will be subject to the Corporations Act.

Rights of Non-Resident or Foreign Shareholders

There are no specific limitations in the Corporations Act which restrict the acquisition, ownership, or disposal of shares in an Australian company by non-resident or foreign shareholders. The Foreign Acquisitions and Takeovers Act 1975 (Cth) regulates investment in Australian companies and may restrict the acquisition, ownership, and disposal of our ordinary shares by non-resident or foreign shareholders.

Below is a reconciliation of the number of ordinary shares outstanding from June 30, 2021 through June 30, 2022:

Number of Ordinary shares
Ordinary shares outstanding at June 30, 2021	18,598,414
Shares issued from capital raisings	1,454,546
Shares issued upon the automatic conversion of Nasdaq Convertible Notes upon the closing of our initial public offering	475,843
Ordinary shares outstanding at June 30, 2022:	20,528,803

Rights and Restrictions on Classes of Shares

Subject to the Corporations Act, rights attaching to our ordinary shares are detailed in our Constitution. Our Constitution provides that any of our ordinary shares may be issued with preferred, deferred or other special rights or restrictions, whether in relation to dividends, voting, return of share capital, payment of calls or otherwise as the board may determine from time to time. Except as provided by contract or by our Constitution to the contrary, all unissued shares are under the control of the board which may grant options on the ordinary shares, allot or otherwise issue the ordinary shares on the terms and conditions and for the consideration it deems fit. Currently our outstanding share capital consists of only one class of ordinary shares.

Dividend Rights

The board may from time to time determine to pay dividends to shareholders. All unclaimed dividends may be invested or otherwise made use of by the board for our benefit until claimed or otherwise disposed of in accordance with our Constitution, except as otherwise provided by statute.

Voting Rights

Under our Constitution, each holder of our ordinary shares is entitled to receive notice of and to be present, to vote and to speak at general meetings. Subject to any rights or restrictions attached to any shares, on a show of hands each holder of ordinary shares present has one vote and, on a poll, one vote for each fully paid share held, and for each partly paid share, a fraction of a vote equivalent to the proportion to which the share has been paid up.

Under Australian law, shareholders of a public company with more than one member are not permitted to approve corporate matters by written consent. Our Constitution does not provide for cumulative voting.

Pursuant to the Corporations Act, our board of directors must convene a general meeting if requested to do so by shareholders with at least 5% of the votes that may be cast at the general meeting or members with at least 5% of the votes that may be cast at a general meeting may call, and arrange to hold, a general meeting.

Generally, only items of business included in the relevant notice of meeting (or any supplementary notice) would be considered and voted on at general meetings.

Right to Share in our Profits

Subject to the Corporations Act (which contains no overriding provisions as of the filing of this Annual Report) and pursuant to our Constitution, our shareholders are entitled to participate in our profits only by payment of dividends. The board may from time to time determine to pay dividends to the shareholders.

Rights to Share in the Surplus in the Event of Liquidation

Our Constitution provides for the right of shareholders to participate in a surplus in the event of our liquidation. In certain circumstances, any division may be otherwise than in accordance with the legal rights of the contributories, and in particular, our creditors and any other class of security holders may be given preferential or special rights or may be excluded altogether or in part from participation in a surplus in the event of liquidation.

If our business is wound up, the liquidator may, with the authority of a special resolution, divide among the shareholders in kind the whole or any part of our property of, and may for that purpose set such value as he considers fair upon any property to be so divided, and may determine how the division is to be carried out as between the shareholders or different classes of shareholders.

The liquidator may, with the authority of a special resolution, vest the whole or any part of any such property in trustees upon such trusts for the benefit of the contributories as the liquidator thinks fit, but so that no shareholder is compelled to accept any shares or other securities in respect of which there is any liability.

Redemption Provisions

Under our Constitution and subject to the Corporations Act (which contains no overriding provisions as of the date of filing of this Annual Report) we are able to:

●	redeem and cancel ordinary shares, subject to obtaining the necessary and prior shareholder approval; and

●	issue preference shares on the terms that they are, or may at our option be, liable to be redeemed, with or without shareholder approval.

Shareholders’ Meetings

We must hold an annual general meeting within five months of the end of each fiscal year. Our end of fiscal year is currently June 30 each year. At the annual general meeting, shareholders typically consider the annual financial report, directors’ report and auditor’s report and vote on matters, including the election of directors and the appointment of the auditor (if necessary). We may also hold other meetings of shareholders from time to time. The annual general meeting must be held in addition to any other meetings which we may hold.

Unless applicable law or our Constitution requires a special resolution, a resolution of shareholders is passed if more than 50% of the votes at the meeting are cast in favor of the resolution by shareholders in person or proxy entitled to vote upon the relevant resolution. A special resolution is passed if the notice of meeting sets out the intention to propose the special resolution and it is passed if at least 75% of the votes at the meeting are cast by shareholders in person or proxy entitled to vote upon the relevant resolution.

A special resolution usually involves more important questions affecting us as a whole or the rights of some or all of our shareholders. Special resolutions are required in a variety of circumstances under our Constitution and the Corporations Act, including without limitation:

● to change our name;

● to amend or repeal and replace our Constitution;

● to approve the terms of issue of preference shares;

● to approve the variation of class rights of any class of shareholders;

● to convert one class of shares into another class of shares;

● to approve certain buy backs of shares;

● to approve a selective capital reduction of our shares;

● to approve financially assisting a person to acquire our shares;

● to change our company type;

● with the leave of an authorized Australian court, to approve our voluntary winding up;

● to confer on a liquidator, with either general or specific authority in respect of compensation arrangements of such liquidator; and

● to approve an arrangement entered into between a company about to be, or in the course of being, wound up.

Corporate Governance

Our Constitution

Our constituent document is a constitution, which is similar in nature to the by-laws of a company incorporated under the laws of a U.S. state. Our Constitution does not provide for or prescribe any specific objectives or purposes of Locafy. Our Constitution is subject to the terms of the Corporations Act. Our Constitution may be amended or repealed and replaced by special resolution of shareholders, which is a resolution passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.

Directors

Interested Directors

Except where permitted by the Corporations Act, a director who has a material personal interest in a matter that is being considered at a meeting of directors must not be present while the matter is being considered at the meeting or vote on that matter.

Unless a relevant exception applies under the Corporations Act, our directors are:

●	required to disclose all their and their associates’ holdings of our securities, any and all dealings in any of those securities and certain other interests; and
●	required to obtain prior shareholder approval of any provision of related party benefits to any of those directors or their associates.

Borrowing Powers Exercisable by Directors

Pursuant to our Constitution, the management and control of our business affairs are vested in our board of directors, subject to the Constitution and the Corporations Act. The board of directors has the power to raise or borrow money. The board of directors may also charge any of our property or business or any uncalled capital and may issue debentures or give any other security for any of our debts, liabilities or obligations or of any other person, in each case, in the manner and on terms it deems fit.

Retirement of Directors

Under our Constitution, at each annual general meeting one-third of the directors, other than the Managing Director, or if their number is not a multiple of three, then the number nearest to one-third (rounded upwards in case of doubt) of the directors must retire.

Notwithstanding the above, no director, other than the Managing Director, shall hold office for a period in excess of 3 years, or until the third annual general meeting following his or her appointment, whichever is the longer, without submitting himself for re-election.

A retiring director remains in office until the relevant shareholder meeting and will be eligible for re-election at that meeting.

Access to and Inspection of Documents

Inspection of our records is governed by our Constitution and the Corporations Act. Any shareholder of the Company has the right to inspect or obtain copies of our share register on the payment of any prescribed fee required by us. Our books containing the minutes of general meetings will be kept at our registered office and will be open to inspection of members at all times when the office is required to be open to the public. Generally other corporate records, including minutes of directors’ meetings, financial records and other documents, are not open for inspection by shareholders (who are not directors). Where a shareholder is acting in good faith and an inspection is deemed to be made for a proper purpose, a shareholder may apply to the court to make an order for inspection of our books.

Takeovers – Change of Control

Takeovers of Australian public companies, such as Locafy, are regulated by the Corporations Act, which prohibits the acquisition of a “relevant interest” in issued voting shares in a company if the acquisition will lead to that person’s or someone else’s voting power in the company increasing from 20% or below to more than 20% or increasing from a starting point that is above 20% and below 90%, subject to a range of exceptions.

Generally, a person will have a relevant interest in securities if the person:

● is the holder of the securities;

● has power to exercise, or control the exercise of, a right to vote attached to the securities; or

● has the power to dispose of, or control the exercise of a power to dispose of, the securities, including any indirect or direct power or control.

If, at a particular time, a person has a relevant interest in issued securities and the person:

● has entered or enters into an agreement with another person with respect to the securities;

● has given or gives another person an enforceable right, or has been or is given an enforceable right by another person, in relation to the securities (whether the right is enforceable presently or in the future and whether or not on the fulfillment of a condition);

● has granted or grants an option to, or has been or is granted an option by, another person with respect to the securities;

● the other person would have a relevant interest in the securities if the agreement were performed, the right enforced or the option exercised; or

● the other person is taken to already have a relevant interest in the securities.

There are a number of exceptions to the above prohibition on acquiring a relevant interest in issued voting shares above 20%. In general terms, some of the more significant exceptions include:

● acquisition relating to takeover bids;

● when shareholders approve the takeover by resolution passed at general meeting;

● an acquisition by a person of no more than 3% in any 6 month period; or

● when the acquisition results from the issue of securities under a pro rata rights issue.

Breaches of the takeovers provisions of the Corporations Act are criminal offenses. The Australian Securities and Investment Commission (“ASIC”) and the Australian Takeovers Panel have a wide range of powers relating to breaches of takeover provisions, including the ability to make orders canceling contracts, freezing transfers of, and rights attached to, securities, and forcing a party to dispose of securities. There are certain defenses to breaches of the takeover provisions provided in the Corporations Act.

Foreign Ownership Regulation

There are no limitations on the rights to own securities imposed by our Constitution. However, the Foreign Acquisitions and Takeovers Act 1975 (Cth) and Foreign Acquisitions and Takeovers Regulations 2015, (together, “Australia’s Foreign Investment Regime’), regulates certain types of acquisitions by ‘foreign persons’ of equity interests in Australian companies and acquisitions and proposed acquisitions of shares and voting power in Australian companies.

Under Australia’s Foreign Investment Regime, as currently in effect, foreign persons must make a mandatory notification to the Australian Treasurer through the Foreign Investment Review Board (“FIRB”) and obtain receipt of a no objections notification from the Australian Treasurer in the following circumstances (among others):

● all foreign persons acquiring a ‘direct interest’ (generally an interest of 10% or more) of the shares in a company that is a ‘national security business’, regardless of value;

● ‘foreign government investors’ acquiring a direct interest in the share of any company, regardless of value; and

● ‘foreign persons’ that are not ‘foreign government investors’ acquiring a substantial interest (generally 20% or more) of the shares in a company which has a total asset value of A$281 million or more (or A$1,216 million or more in the case of investors incorporated in the US and ultimately owned by entities and persons within the US).

At present, we do not have total assets of A$281 million and we are not a ‘national security business.

An entity is a ‘foreign government investor’ if it is:

● a foreign government or separate government entity; or

● a corporation, trust or limited partnership in which foreign government entities/separate government entities/ from:

○ a single country, together with associates, hold (directly or indirectly) an interest of 20% or more (including through actual or potential voting power); or

○ multiple countries, together with associates, hold (directly or indirectly) interests of 40% or more in aggregate (including through actual or potential voting power) – provided the interest holders do not meet certain passive investor requirements.

Acquisitions thresholds take account of interests held by ‘associates’ and there are tracing rules that can apply. “Associates” is a broadly defined term under Australia’s Foreign Investment Regime and includes:

●	spouses, lineal ancestors and descendants, and siblings;

●	partners, officers of companies, the company or its subsidiaries;

●	their shareholders related through substantial shareholdings or voting power;

●	corporations whose directors are controlled by the person, or who control a person;

●	associations between trustees and substantial beneficiaries of trust estates; and

●	for foreign government investors, any foreign government investor from the same country.

The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Australian Federal Treasurer is satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or an interest in shares in an Australian company in contravention of Australia’s Foreign Investment Regime, the Australian Treasurer may order the divestiture of such person’s shares or interest in shares in such company. The Australian Treasurer may order divestiture pursuant to Australia’s Foreign Investment Regime if it is determined that the acquisition has resulted in that foreign person, either alone or together with other non-associated or associated foreign persons, controlling the company and that such control is contrary to the national interest. Criminal offences and civil penalties for breaches of Australia’s Foreign Investment Regime can apply to failing to give notification of certain acquisitions, undertaking certain acquisitions without a no objection notification or contravening a condition in a no objection notification.

Each foreign person seeking to acquire holdings in excess of the above caps (including their Associates, as the case may be) would need to complete an application form setting out the proposal and relevant particulars of the acquisition/shareholding. The Australian Treasurer then has 30 days to consider the application and a further 10 days to notify the applicant of that decision. The decision period commences upon receipt of payment of the correct application fee. However, FIRB can request an extension of time. If the applicant does not consent to the extension, FIRB can issue an interim order preventing the foreign person from carrying out the proposed transactions and allowing FIRB a further 90 days to consider the application.

If we become a ‘foreign person’ under Australia’s Foreign Investment Regime due to levels of foreign ownership of our shares, we would be required to obtain the approval of the Australian Treasurer for us, together with our associates, to undertake certain acquisitions of Australian entities, businesses and land.

C. Material Contracts

For a description of our material agreements, see “Item 4. Information on the Company—B. Business Overview”.

D. Exchange Controls

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Foreign Ownership Regulation”.

E. Taxation

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of ordinary shares and Warrants by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our ordinary shares and Warrants pursuant to this Annual Report and hold such ordinary shares and Warrants as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold our ordinary shares and Warrants as part of a “straddle”, “hedge”, “conversion transaction”, “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our ordinary shares, corporations that accumulate earnings to avoid U.S. federal income tax, persons subject to special tax accounting rules under Section 451(b) of the Code, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our ordinary shares and Warrants that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (i) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our ordinary shares and Warrants, the U.S. federal income tax consequences relating to an investment in our ordinary shares and Warrants will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our ordinary shares and Warrants. Persons considering an investment in our ordinary shares and Warrants should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our ordinary shares and Warrants, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a passive foreign investment company, or PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income”, or the “PFIC income test”, or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income, the “PFIC asset test”. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Section 1298(a)(4) of the Code provides that to the extent provided in regulations, if any person has an option to acquire stock in a PFIC, such stock shall be considered as owned by such person. Certain proposed regulations provide rules for treatment of options to acquire stock in a PFIC. It is not currently known if, when or the extent to which such proposed regulations will be finalized and become effective. The discussion below assumes that regulations relating to options to acquire PFIC stock will become effective and would apply to the Warrants. Each prospective investor is urged to consult with its own tax advisor about the tax consequences of holding Warrants if we are classified as a PFIC.

Although we do not believe that we will be a PFIC for the tax year ending December 31, 2021, our determination is based on an interpretation of complex provisions of the law, which are not addressed in a significant number of administrative pronouncements or rulings by the Internal Revenue Service, or IRS. Accordingly, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year. Because we may continue to hold a substantial amount of cash and cash equivalents, and because the calculation of the value of our assets may be based in part on the value of our ordinary shares, which may fluctuate considerably, we may be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status.

If we are a PFIC in any taxable year during which a U.S. Holder owns our ordinary shares and Warrants, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our ordinary shares and Warrants, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of our ordinary shares and Warrants, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our ordinary shares and Warrants. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our ordinary shares and Warrants, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds our ordinary shares and Warrants, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our ordinary shares and Warrants. If the election is made, the U.S. Holder will be deemed to sell our ordinary shares and Warrants it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s ordinary shares and Warrants would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and Warrants and one of our non-U.S. corporate subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the ordinary shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our ordinary shares if such U.S. Holder makes a valid “mark-to-market” election for our ordinary shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock”.

Our ordinary shares will be marketable stock as long as they remain listed on the Nasdaq and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of our ordinary shares held at the end of such taxable year over the adjusted tax basis of such ordinary shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such our ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our ordinary shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our ordinary shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election will not apply to our ordinary shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for our ordinary shares.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or QEF, election. Because at this time we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a valid QEF election, prospective investors should assume that a QEF election will not be available.

Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our ordinary shares and Warrants, the consequences to them of an investment in a PFIC, any elections available with respect to our ordinary shares and Warrants and the IRS information reporting obligations with respect to the purchase, ownership and disposition of the ordinary shares and Warrants of a PFIC.

Distributions

Subject to the discussion above under “Passive Foreign Investment Company Consequences”, a U.S. Holder that receives a distribution with respect to our ordinary shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s ordinary shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s ordinary shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on our ordinary shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Dividends paid by a “qualified foreign corporation” are eligible for taxation for certain non-corporate U.S. Holders at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided certain requirements are met. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “Passive Foreign Investment Company Consequences”), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on our ordinary shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Australia for purposes of, and are eligible for the benefits of, the U.S.-Australia Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Australia Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision. Therefore, subject to the discussion above under “Passive Foreign Investment Company Consequences”, if the U.S.-Australia Treaty is applicable, such dividends will generally be “qualified dividend income” in the hands of individual U.S. Holders, provided that certain conditions are met, including holding period and the absence of certain risk reduction transactions. In addition, it is anticipated that our ordinary shares will qualify for the exception applicable to dividends from stock that is readily tradeable on an established securities market.

Sale, Exchange or Other Disposition of our Ordinary Shares and Warrants

Subject to the discussion above under “Passive Foreign Investment Company Consequences”, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our ordinary shares and Warrants in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in our ordinary shares and Warrants. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for noncorporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, our ordinary shares and Warrants were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder from the sale or other disposition of our ordinary shares and Warrants generally will be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Allocation of Purchase Price and Tax Basis

For United States federal income and other applicable tax purposes, each purchaser of our Units in this offering must allocate its purchase price between each component (i.e. the ordinary shares and Warrants) based on the relative fair market value of each at the time of issuance. These allocated amounts will be the holder’s tax basis in each component. Because each investor must make its own determination of the relative value of each component of the Units, we urge each investor to consult its tax advisor in connection with this analysis.

Exercise or Lapse of a Warrant

Subject to the PFIC rules described above and except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder generally will not recognize gain or loss on the exercise of a warrant and related receipt of an ordinary share, except to the extent that cash is received in lieu of the issuance of a fractional ordinary share.

A U.S. Holder’s initial tax basis in the ordinary share received on the exercise of a warrant should be equal to the sum of (i) the U.S. Holder’s tax basis in the warrant plus (ii) the exercise price paid by the U.S. Holder on the exercise of the warrant. A U.S. Holder’s holding period for ordinary shares received on exercise of a warrant will commence on the date following the date of exercise of the warrant and will not include the period during which the U.S. Holder held the warrant.

The U.S. federal income tax treatment of a cashless exercise of warrants into ordinary shares is unclear, and the tax consequences of a cashless exercise could differ from the consequences upon the exercise of a warrant described in the preceding paragraph.

Due to the absence of clear authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance as to the tax treatment that would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of our Warrants.

The exercise of a Warrant for ordinary shares generally will not be a taxable event for the exercising U.S. Holder. A U.S. Holder will have a tax basis in the ordinary shares received on exercise of a Warrant equal to the sum of the U.S. Holder’s tax basis in the Warrant surrendered, reduced by any portion of the basis allocable to a fractional share, plus the exercise price of the Warrant. A U.S. Holder generally will have a holding period in ordinary shares acquired on exercise of a Warrant that commences on the date of exercise of the Warrant.

Tax Basis of each ordinary share and Warrant

The ordinary shares will be sold together with an accompanying Warrant. The initial tax basis of a beneficial owner in each ordinary share will be equal to the amount paid for the ordinary share less the fair market value of their accompanying Warrant. The initial basis in the accompanying Warrant will equal the initial fair market value of the Warrant.

Medicare Tax on Net Investment Income

Certain U.S. Holders who are individuals, estates or trusts are subject to an additional 3.8% U.S. federal income tax on all or a portion of their “net investment income,” which generally includes dividends (and constructive dividends) on the securities and net gains from the disposition of ordinary shares or warrants. U.S. Holders that are individuals, estates or trusts should consult their tax advisors regarding the applicability of the Medicare tax to them.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our ordinary shares and Warrants, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for our ordinary shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our ordinary shares and Warrants may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (1) fails to provide an accurate United States taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR UNITS IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

CERTAIN AUSTRALIAN FEDERAL INCOME TAX CONSIDERATIONS

In this section, we discuss the material Australian income tax, stamp (or transfer) duty and goods and services tax considerations related to the acquisition, ownership and disposal by the absolute beneficial owners of the ordinary shares. It is based upon existing Australian tax law as of the date of this registration statement, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax-exempt organizations). In addition, this summary does not discuss any non-Australian or state tax considerations, other than transfer duty.

Prospective investors are urged to consult their tax advisors regarding the Australian and non-Australian income and other tax considerations of the acquisition, ownership and disposition of the ordinary shares. This summary is based upon the premise that the holder is not an Australian tax resident and is not carrying on business in Australia through a permanent establishment (referred to as a “Non-Australian Holder” in this summary).

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular shareholder, and no representations with respect to the income tax consequences to any particular shareholder are made. This summary is not exhaustive of all Australian federal income tax considerations. Accordingly, you should consult your own tax advisor with respect to your particular circumstances.

Non-Australian residents may be liable to pay Australian tax on income derived from Australian sources. One mechanism by which that tax is paid (for non-residents who have no permanent establishment or fixed base in Australia or where the income is not connected with a permanent establishment or fixed base) is known as withholding tax. Dividends paid by a resident Australian company to a resident of the United States of America who is entitled to the benefits of the Australia/US double tax treaty and is beneficially entitled to the dividends are subject to withholding tax at the rate of 15% to the extent the dividends are ‘unfranked’. The rate of withholding tax on dividends is normally 30%, but since the United States has concluded a double tax treaty agreement with Australia, the rate is reduced to 15% where the benefits of the treaty apply. It should be noted, however, that under Section 128B(3) of the Income Tax Assessment Act 1936 (Cth), to the extent that dividends paid to non-residents have been franked (generally where a company pays tax itself), such dividends are exempt from withholding tax. “Franked dividends” is the expression given to dividends when the profits out of which those dividends are paid have been taxed at company level and such tax is allocated to the dividend. Accordingly, an Australian company paying fully franked dividends to a non-resident is not required to deduct any withholding tax. Dividends on which withholding tax has been paid are generally not subject to any further Australian tax. In other words, the withholding tax should represent the final Australian tax liability in relation to those dividends.

The pertinent provisions of the double tax treaty between Australia and the United States provide that dividends are primarily liable for tax in the country of residence of the beneficial owner of the dividends. However, the source country, in this case Australia, may also tax them, but in such case the tax will be limited to 15% if the benefits of the treaty apply. Where the beneficial owner is a United States resident corporation that directly holds at least 10% of the voting power in us, the tax will be limited to 5%. The 15% limit does not apply to dividends derived by a resident of the United States of America who has a permanent establishment or fixed base in Australia, if the holding giving rise to the dividends is effectively connected with that establishment or base. Such dividends are taxed on a net assessment basis as business income or independent personal services income as the case may be.

We have not paid any cash dividends since our inception, and we do not anticipate the payment of cash dividends in the foreseeable future. See “Item 8.A. Financial Statements and Other Financial Information—Dividend Policy”.

A Non-Australian Holder will not generally be subject to capital gains tax in Australia as the Non-Australian Holder is unlikely to have an indirect interest in Australian real property. An indirect interest in Australian real property will only occur where more than 50% of the market value of our assets are attributable to Australian real property.

Dual Residency

If an investor were a resident of both Australia and the United States under those countries’ domestic taxation laws, that investor may be subject to tax as an Australian resident. If, however, the shareholder is determined to be a United States resident for the purposes of Australia/US double tax treaty, the Australian tax applicable would be limited by the Australia/US double tax treaty. Shareholders should obtain specialist taxation advice in these circumstances.

Transfer Duty

Any transfer of shares through trading on the Nasdaq should not be subject to transfer duty.

Inheritance and Estate Taxes in Australia

Australia does not have estate or death duties. Generally, no capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability.

Goods and Services Tax

The issue or transfer of shares will not incur Australian goods and services tax and does not require a stockholder to register for Australian goods and services tax purposes.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We maintain a corporate website at www.locafy.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report. We also make available on our website’s investor relations page at www.investor.locafy.com, free of charge, our Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The information contained on our website is not incorporated by reference in this Annual Report. See also Item 10. Additional Information—B. Memorandum and Articles of Association—Access to and Inspection of Documents”.

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Quantitative and Qualitative Disclosure about Market Risk”.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

A. - D. Material Modifications to the Rights of Security Holders

Not applicable.

E. Use of Proceeds

Initial public offering

In March 2022, we completed our initial public offering of 1,454,546 units, each consisting of one of our ordinary shares and one warrant to purchase one ordinary share at a price of $4.125, at a price of $4.125 per unit. H.C. Wainwright & Co., LLC acted as the book-running manager and representative of the underwriters. The offering was registered under the Securities Act pursuant to our Registration Statement on Form F-1 (Registration No. 333-262442), which was declared effective by the SEC on March 24, 2022.

The gross proceeds from the offering were approximately $6.0 million. Except for our expenses related to the offering, we used the net proceeds from the offering to accelerate the commercialization of our existing technology, continue to innovate by enhancing and developing alternative applications of the technology, reduce debt to strengthen our balance sheet, and execute potential strategic acquisitions, as well as for working capital and other general corporate purposes.

The amount of expenses incurred for our account in connection with the issuance and distribution of the registered securities in our initial public offering for underwriting discounts and commissions, finders’ fees, expenses paid to or for underwriters, other expenses and total expenses, as of June 30, 2022, was approximately $1.3 million. None of the net proceeds from the initial public offering were directly or indirectly paid to the directors, officers, general partners of our company or their associates, persons owning 10% or more of our ordinary shares, or our affiliates.

ITEM 15.	Controls and Procedures

A. Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this Annual Report. Based on such evaluation, particularly given the size and nature of our Company, our Chief Executive Officer and Chief Financial Officer have concluded that as of June 30, 2022, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. While disclosure controls and procedures and internal controls over financial reporting were adequate and effective we continue to implement certain measures to strengthen control processes and procedures.

B. Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

C. Attestation Report of the Registered Public Accounting Firm.

Not applicable.

D. Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[Reserved]

ITEM 16A.	Audit Committee Financial Expert

Our board of directors has determined that Collin Visaggio, independent Chairperson of our Audit and Risk Committee and Ranko Matic, independent director serving on our Audit and Risk Committee, each possesses specific accounting and financial management expertise and that both are “audit committee financial experts” as defined by the rules of the SEC.

Mr. Visaggio is a Fellow of the Australian Society of Certified Practicing Accountants and is a member of the Australian Institute of Company Directors. He has a Bachelor of Business Degree from Curtin University, Bentley, Western Australia and a Master of Business Administration (MBA) degree from Murdoch University, Murdoch, Western Australia. While completing his MBA, he won the Alcoa Australia prize for top student in Strategic Management and he has also attended the Stanford Senior Executive Program (SEP) in Management at Stanford University, Stanford, California.

Mr. Visaggio has had experience in senior business positions within Woodside Petroleum and BP Australia. Mr. Visaggio was at Woodside Petroleum from March 1988 until July 2005, with his final position being Manager, Compliance and Business for the Africa Business Unit, and prior position as Manager, Commercial and Planning for the Gas Business Unit. Prior to this and during his 17 years with Woodside, he was Deputy Chief Financial Officer, and Financial Analyst and Planning Manager within the Corporate Finance Unit.

Mr. Matic is a Chartered Accountant with over 30 years of experience in financial and executive management, accounting, audit, business and corporate advisory. Mr. Matic is a director of a chartered accounting firm and a corporate advisory company based in Perth and has specialist expertise and exposure in areas of audit, corporate services, due diligence, mergers and acquisitions, and valuations

ITEM 16B.	Code of Ethics

We believe in strict adherence to the highest standards of business ethics and responsibility. We have adopted a Code of Conduct and Ethics applicable to all of our directors, officers and employees. We post on our website all disclosures that are required by law or the listing standards of Nasdaq concerning any amendments to, or waivers from, any provision of the Code of Conduct and Ethics. Our Code of Conduct and Ethics may be accessed, free of charge, at https://investor.locafy.com/governance-overview. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this Annual Report.

Our board of directors is responsible for reviewing and evaluating the Code of Conduct and Ethics periodically and will make any necessary changes thereto. Our board of directors is also charged with the monitoring of compliance with the Code of Conduct and Ethics and will be responsible for considering any waivers of the Code of Conduct and Ethics.

ITEM 16C.	Principal Accountant Fees and Services

A. Audit Fees

The following sets forth the aggregate fees billed for each of the last two fiscal years for professional fees to our principal accountants for the audit of the annual financial statements or for services normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Fiscal year ended June 30, 2022	A$	67,413
Fiscal year ended June 30, 2021	A$	24,970

Audit fees consists of fees for professional services rendered by our principal independent registered public accountant for the audit related work connected to annual financial statements, review of interim financial statements and work relating to the Company’s F-1 filing for those fiscal years.

B. Audit-Related Fees

The following sets forth additional aggregate fees to those reported under “Audit Fees” in each of the last two fiscal years that were provided by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements:

Fiscal year ended June 30, 2022	A$	66,697
Fiscal year ended June 30, 2021		-

Audit-related fees consists of fees for assurance and related services by our principal independent registered public accountant that are reasonably related to the performance of the auditor review of our financial statements and are not reported above under “Audit Fees”. The services for the fees disclosed under this category include fees related to our public offering, and not reported under Audit Fees.

C. Tax Fees

The following sets forth the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning:

Fiscal year ended June 30, 2022	-
Fiscal year ended June 30, 2021	-

D. All Other Fees

The following sets forth the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant not described above, including advisory services related to our Interactive Data File (XBRL information):

Fiscal year ended June 30, 2022	-
Fiscal year ended June 30, 2021	-

E. Audit Committee Pre-Approval Policies and Procedures

Our Audit and Risk Committee pre-approves our engagement of Grant Thornton Audit Pty Ltd to render audit or non-audit services in terms of its non-audit services policy. All of the services described above were approved in terms of our delegation of authority framework and the Audit and Risk Committee’s policy on non-audit services.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16G.	Corporate Governance

We are incorporated under the laws of Australia. Our governing document is our Constitution. We have additionally implemented a corporate governance framework guided by The Corporate Governance Principles and Recommendations (4th Edition), as published by the Australian Securities Exchange’s Corporate Governance Council.

We qualify as a “foreign private issuer” as defined in Section 405 of the Securities Act. As a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, the members of our board of directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They are, however, subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules, to the extent applicable.

The foreign private issuer exemption also permits us to follow home country corporate governance practices or requirements instead of certain Nasdaq listing requirements, including the following exemptions upon which we rely:

●	an exemption from the requirement that our independent directors meet regularly in executive sessions under Nasdaq listing rules. The Corporations Act does not require the independent directors of an Australian company to have such executive sessions.

●	an exemption from the quorum requirements applicable to meetings of shareholders under Nasdaq listing rules. In compliance with Australian law, our Constitution provides that two shareholders present, in person or by proxy, attorney or a representative, shall constitute a quorum for a general meeting. Nasdaq listing rules require that an issuer provide for a quorum as specified in its by-laws for any meeting of the holders of ordinary shares, which quorum may not be less than 33 1/3% of the outstanding voting ordinary shares.

●	an exemption from the requirement to disclose third-party director and director nominee compensation under Nasdaq listing rules. The Corporations Act does not have a similar requirement.

●	an exemption from the independence requirements for a majority of our board of directors as prescribed by Nasdaq listing rules. The Corporations Act does not require us to have a majority of independent directors although ASX Corporate Governance Principles and Recommendations do recommend a majority of independent directors. During the years ended June 30, 2022 and 2021, we did not have a majority of directors who were “independent” as defined in the ASX Corporate Governance Principles and Recommendations, which definition differs from Nasdaq’s definition.

See “Item 6. Directors, Senior Management and Employees—C. Board Practices” for additional information.

ITEM 16H.	Mine Safety Disclosure

Not applicable.

ITEM 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 17.	Financial Statements

Not applicable.

ITEM 18.	Financial Statements

See our financial statements beginning on page F-1, which are filed as part of this Annual Report and incorporated herein by reference.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1	Constitution of Locafy Limited, as currently in effect (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

2.1*	Description of Securities.

2.2	Constitution of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

2.3	Form of Deed Poll Constituting Convertible Loan Notes (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

2.4	Form of Representative’s Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

2.5	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

2.6	Form of Convertible Note Deed (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

2.7	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

2.8	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

4.1#	Executive Agreement, dated January 1, 2020, by and among Locafy Limited (f/k/a Moboom Limited) and Gavin Burnett (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

4.2#	Company Performance Rights Plan (as of July 16, 2021) (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

4.3	Form of Deed of Access, Insurance and Indemnity (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

4.4	Lease Agreement, by and between Landville Pty Ltd and Victor Vlahos as trustee for the Victor Vlahos Family trust and Locafy Limited (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

4.5#	Executive Agreement, dated January 1, 2020, by and among Locafy Limited (f/k/a Moboom Limited) and Melvin Tan (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

4.6	Form of Warrant Agency Agreement, by and between Computershare Inc. and Computershare Trust Company, N.A., and Locafy Limited (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

8.1	List of subsidiaries (incorporated by reference to Exhibit 21.1 to the Company’s Registration on Form F-1/A, filed with the SEC on March 7, 2022).

12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)

12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)
13.1**	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	XBRL Instant Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBLR Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase

101.LAB*	XBRL Taxonomy Extension Label Linkbase

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase

104*	Cover Page Interactive Data File – (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith.

** Furnished herewith.

# Indicates management contract or compensatory plan.

Certain schedules and/or exhibits have been omitted in accordance with the instructions to Item 19 of Form 20-F. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the SEC or its staff upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Locafy Limited

November 15, 2022	By:	/s/ Gavin Burnett
	Name:	Gavin Burnett
	Title:	Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Locafy Limited

Opinion on the financial statements

We have audited the accompanying consolidated statement of financial positions of Locafy Limited and subsidiaries (the “Company”) as of June 30, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income, statement in changes in equity, and statement cash flows for each of the three years in the period ended June 30, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2022, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3.2 to the financial statements, the Company incurred a net loss of $5,090,327 during the year ended June 30, 2022, and as of that date, the Company’s incurred operating cash outflows of $4,240,436. These conditions, along with other matters as set forth in Note 3.2, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3.2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ GRANT THORNTON AUDIT PTY LTD
PCAOB: 2233
We have served as the Company’s auditor since 2021.
Perth, Western Australia
15 November 2022

Locafy Limited

Consolidated statement of profit or loss and other comprehensive income for the years ended 30 June 2022, 30 June 2021 and 30 June 2020

		Consolidated Group
	Notes	2022 A$	2021 A$	2020 A$

Revenue	5	4,222,689	2,191,425	1,985,362
Other income	6	1,298,499	788,258	615,356
Technology expense		(1,805,432)	(651,644)	(979,161)
Employee benefits expense		(4,411,926)	(2,359,459)	(2,389,185)
Occupancy expense		(66,365)	(52,219)	(104,419)
Advertising expense		(414,012)	(67,575)	(265,996)
Consultancy expense		(1,691,544)	(240,928)	(273,978)
Depreciation and amortisation expense		(852,361)	(397,506)	(362,917)
Other expenses	8	(245,079)	(132,515)	(438,418)
Impairment of financial assets		(376,606)	(14,690)	-
Operating loss		(4,342,137)	(936,853)	(2,213,356)

Financial cost	8	(748,190)	(58,913)	(108,471)
Loss before income tax		(5,090,327)	(995,766)	(2,321,827)

Income tax expense	9	-	-	-
Loss for the year		(5,090,327)	(995,766)	(2,321,827)

Other comprehensive income:
Items that will be reclassified subsequently to profit and loss
Exchange differences on translating foreign operations		48,453	(1,653)	(4,205)

Total Comprehensive Loss for the year		(5,041,874)	(997,419)	(2,326,032)

Earnings per share
Basic loss per share	25	(0.25)	(0.05)	(0.13)
Diluted loss per share	25	(0.25)	(0.05)	(0.13)

This statement should be read in conjunction with the notes to the financial statements.

Locafy Limited

Consolidated statement of financial position

As at 30 June 2022

		Consolidated Group
	Notes	2022 A$	2021 A$
Assets
Current assets
Cash and cash equivalents		4,083,735	650,731
Trade and other receivables	10	1,203,249	391,016
Other assets	11	230,094	234,288
Total current assets		5,517,078	1,276,035

Non-current assets
Property, plant and equipment	13	395,999	12,392
Right of use assets	14	406,673	95,756
Intangible assets	15	2,235,180	1,397,397
Total non-current assets		3,037,852	1,505,545

Total assets		8,554,930	2,781,580

Liabilities
Current liabilities
Trade and other payables	16	1,454,241	1,058,037
Borrowings	17	308,100	435,600
Provisions	18	473,006	384,914
Accrued expenses	19	511,848	456,140
Lease liabilities	14	32,672	43,298
Contract and other liabilities	20	137,342	24,079
Total current liabilities		2,917,209	2,402,068

Non-current liabilities
Lease liabilities	14	417,744	87,400
Provisions	18	25,988	10,557
Accrued expenses	19	76,504	1,117,033
Total non-current liabilities		520,236	1,214,990
Total liabilities		3,437,445	3,617,058

Net assets / (liabilities)		5,117,485	(835,478)

Equity
Issued capital	21	45,038,037	35,505,073
Reserves	22	5,306,475	3,796,149
Accumulated losses	23	(45,227,027)	(40,136,700)
Total equity / (deficiency)		5,117,485	(835,478)

This statement should be read in conjunction with the notes to the financial statements.

Locafy Limited

Consolidated statement of changes in equity

for the years ended 30 June 2022, 30 June 2021 and 30 June 2020

Consolidated	Issued capital	Foreign currency translation reserve	Share option reserve	Convertible note reserve	Accumulated losses	Total
	A$	A$	A$	A$	A$	A$
Balance at 1 July 2019	31,599,639	198,091	3,603,916	-	(36,819,107)	(1,417,461)
Loss for the year	-	-	-	-	(2,321,827)	(2,321,827)
Exchange difference on translation of foreign operations	-	(4,205)	-	-	-	(4,205)
Total other comprehensive income	-	(4,205)	-	-	(2,321,827)	(2,326,032)

Issue of ordinary shares	2,431,849	-	-	-	-	2,431,849
Share issue costs	(52,097)	-	-	-	-	(52,097)
Shares cancelled during the year	(800,000)	-	-	-	-	(800,000)
Balance at 30 June 2020	33,179,391	193,886	3,603,916	-	(39,140,934)	(2,163,741)

Balance at 1 July 2020	33,179,391	193,886	3,603,916	-	(39,140,934)	(2,163,741)
Loss for the year	-	-	-	-	(995,766)	(995,766)
Exchange difference on translation of foreign operations	-	(1,653)	-	-	-	(1,653)
Total other comprehensive income	-	(1,653)	-	-	(995,766)	(997,419)

Issue of ordinary shares	2,335,832	-	-	-	-	2,335,832
Share issue costs	(10,150)	-	-	-	-	(10,150)
Balance at 30 June 2021	35,505,073	192,233	3,603,916	-	(40,136,700)	(835,478)

Balance at 1 July 2021	35,505,073	192,233	3,603,916	-	(40,136,700)	(835,478)
Loss for the year	-	-	-	-	(5,090,327)	(5,090,327)
Exchange difference on translation of foreign operations	-	(48,453)	-	-	-	(48,453)
Total other comprehensive income	-	(48,453)	-	-	(5,090,327)	(5,041,874)

Issue of ordinary shares	10,516,298	-	-	-	-	10,516,298
Issue of convertible notes	-	-	-	140,721	-	140,721
Issue of warrants	-	-	363,282	-	-	363,282
Issue of performance rights	-	-	1,054,776	-	-	1,054,776
Share issue costs	(983,334)	-	-	-	-	(983,334)
Balance at 30 June 2022	45,038,037	143,780	5,021,974	140,721	(45,227,027)	5,117,485

This statement should be read in conjunction with the notes to the financial statements.

Locafy Limited

Consolidated statement of cash flows

for the years ended 30 June 2022, 30 June 2021 and 30 June 2020

		Consolidated Group
	Notes	2022 A$	2021 A$	2020 A$
Cash flows from operating activities
Receipts from customers		3,038,044	2,192,798	2,084,018
Payments to suppliers and employees		(7,999,866)	(3,127,274)	(3,962,643)
R&D Tax Incentive	6	803,042	497,358	494,577
Financial Cost		(81,656)	(58,913)	(100,541)
Net cash used by operating activities	24	(4,240,436)	(496,031)	(1,484,589)

Cash flows from investing activities
Purchase of intellectual property		(1,615,192)	(433,639)	(52,656)
Purchase of property, plant and equipment		(390,339)	(8,784)	(1,481)
Net cash used by investing activities		(2,005,531)	(442,423)	(54,137)

Cash flows from financing activities
Proceeds from issue of shares		9,979,861	1,739,999	2,301,050
Payment for share issue costs		(639,429)	(10,150)	(2,432
Payment for cancellation of shares		-	-	(800,000)
Repayment of borrowings		(97,500)	(284,070)	(87,412)
Leasing liabilities		(59,419)	(17,785)	(13,235)
Net cash from financing activities		9,183,513	1,427,994	1,397,961

Net increase / (decrease) in cash and cash equivalents		2,937,547	489,540	(140,765
Net foreign exchange difference		495,457	-	-
Cash and cash equivalents at the beginning of the year		650,731	161,191	301,956
Cash and cash equivalents at the end of the year		4,083,735	650,731	161,191

This statement should be read in conjunction with the notes to the financial statements.

Notes to the financial statements

1. General information

Locafy Limited (“Company” or “Locafy”) is a limited liability company incorporated in Australia. Its registered office and principal place of business is 246 Churchill Avenue, Subiaco, Western Australia. Locafy’s shares are listed on the Nasdaq Stock Exchange.

The Company’s principal activities are the continued commercialisation of Locafy’s developed technologies, extension of the technology into local search solutions and the continual acquisition of businesses complimentary to Locafy’s technology and commercial model.

Our products and solutions are market differentiated by the scale at which we can create online assets, the short time in which those online assets achieve high rankings on search engine result pages, superior user experience through world-leading page load speeds and adaptability to quickly implement future technology changes with management of all online assets through a centralised platform.

2. Application of new and revised Accounting Standards

New and revised standards that are effective for these financial statements

Certain new accounting standards and interpretations have been published that are mandatory for 30 June 2022 reporting periods and have not been adopted by the Group. The Group’s assessment of the impact of these new standards do not have a material impact on the entity in the current reporting periods.

Impact of standards issued but not yet applied

The following new accounting standards and interpretations have been published that are not mandatory for 30 June 2022 reporting periods, have not been early adopted by the Group, and are as follows:

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

●	What is meant by a right to defer settlement
●	That a right to defer must exist at the end of the reporting period
●	That classification is unaffected by the likelihood that an entity will exercise its deferral right
●	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

The amendments are effective for reporting periods beginning on or after 1 January 2023 and must be applied retrospectively. The Group is currently assessing the impact the amendments will have on current practice and whether existing loan agreements may require renegotiation.

Reference to the Conceptual Framework – Amendments to IFRS 3

In May 2020, the IASB issued Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework. The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements.

The Board also added an exception to the recognition principle of IFRS 3 to avoid the issue of potential “day 2” gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC 21 Levies, if incurred separately.

At the same time, the Board decided to clarify existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Framework for the Preparation and Presentation of Financial Statements.

The amendments are effective for annual reporting periods beginning on or after 1 January 2022 and apply prospectively.

Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16

In May 2020, the IASB issued Property, Plant and Equipment — Proceeds before Intended Use, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

The amendment is effective for annual reporting periods beginning on or after 1 January 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment.

The amendments are not expected to have a material impact on the Group.

Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making.

The amendments apply a “directly related cost approach”. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.

The amendments are effective for annual reporting periods beginning on or after 1 January 2022. The Group will apply these amendments to contracts for which it has not yet fulfilled all its obligations at the beginning of the annual reporting period in which it first applies the amendments.

IFRS 9 Financial Instruments – Fees in the “10 per cent” test for derecognition of financial liabilities

As part of its 2018-2020 annual improvements to IFRS standards process the IASB issued amendment to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

The amendment is effective for annual reporting periods beginning on or after 1 January 2022 with earlier adoption permitted. The Group will apply the amendments to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

The amendments are not expected to have a material impact on the Group.

Definition of Accounting Estimates - Amendments to IAS 8

In February 2021, the IASB issued amendments to IAS 8, in which it introduces a definition of “accounting estimates”. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates.

The amendments are effective for annual reporting periods beginning on or after 1 January 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted as long as this fact is disclosed.

The amendments are not expected to have a material impact on the Group.

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their “significant” accounting policies with a requirement to disclose their “material” accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

The amendments to IAS 1 are applicable for annual periods beginning on or after 1 January 2023 with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary.

The Group is currently assessing the impact of the amendments to determine the impact they will have on the Group’s accounting policy disclosures.

3. Significant accounting policies

3.1 Statement of compliance

Theses financial statements comprise the consolidated financial statements of the Group. For the purposes of preparing the consolidated financial statements, the Company is a for-profit entity.

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). They have been prepared under the assumption that the Group operates on a going concern basis.

The consolidated financial statements for the year ended 30 June 2022 (including comparatives) were approved and authorised for issue by the board of directors on 15 November 2022.

3.2 Basis of preparation

The Group’s financial statements have been prepared on an accrual basis and under the historical cost convention, modified where applicable, by the measurement at fair value of selected non-current assets, financial assets and financial liabilities. Historical cost is generally based on the fair values of the consideration given in exchange for goods and services. Monetary amounts are expressed in Australian dollars, rounded to the whole dollar, unless otherwise noted.

Going concern basis

The financial report has been prepared on the going concern basis, which assumes continuity of normal business activities and the realisation of assets and the settlement of liabilities in the ordinary course of business.

The Consolidated Entity and Company have incurred a net loss after tax of A$5,090,327 and experienced net cash outflows from operating activities of A$4,240,436 for the year ended 30 June 2022.

As at 30 June 2022, the Consolidated Entity and Company had cash assets of A$4,083,735 and reported current assets exceed its current liabilities by A$2,599,869.

The Consolidated Entity and Company’s ability to continue as going concerns and to pay their debts as and when they fall due is dependent on the generating additional revenues from its operations, managing all costs in line with management’s forecasts and, if necessary, raising further capital. Management have prepared a cash flow forecast on this basis which indicates that the Consolidated Entity will have sufficient cash flows to meet minimum operating overheads and committed expenditure requirements for the 12 month period from the date of signing the financial report if they are successful in meeting those forecasts.

The Directors believe the Consolidated Entity and Company will continue as a going concern, after consideration of the following factors:

●	regular review of management accounts and cash flow forecast, incorporating expected cash inflows from sales and collection of trade receivables;
●	close management of both its operating costs and corporate overheads;
●	sales pipeline continues to grow and the Company is confident of achieving further sales growth across a number of existing and new reseller customers and different product offerings;
●	expected increase in advertising yields across existing and new online assets; and
●	the Company has the ability to raise funds through equity issues (if required).

The financial report has therefore been prepared on the going concern basis. Should the Consolidated Entity and the Company be unable to achieve successful outcomes in relation to each of the matters referred to above, there is a significant uncertainty whether the Consolidated Entity and the Company will be able to continue as a going concern and, therefore, whether they will realise their assets and discharge their liabilities in the normal course of business.

The financial report does not include adjustments relating to the recoverability and classification of recorded asset amounts, nor to the amounts and classification of liabilities that might be necessary should the Consolidated Entity and the Company not continue as a going concern.

3.3 Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities (including structured entities) controlled by the Company and its subsidiaries. Control is achieved when the Company:

●	has power over the investee;
●	is exposed, or has rights, to variable returns from its involvement with the investee; and
●	has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the group are eliminated in full on consolidation.

3.4 Segment Reporting

The Company has three operating segments: publishing, direct sales and channel sales. In identifying these operating segments, management generally follows the Company’s service lines representing its main products and services (see Note 7). Each of these operating segments are managed separately as each requires different technologies, marketing approach and other resources.

3.5 Revenue

Overview

Revenue arises mainly from the sale of digital marketing solutions and associated services. To determine whether to recognise the revenue, the Company follows a 5-step process:

1.	Identifying the contract with a customer.
2.	Identifying performance obligations.
3.	Determining the transaction price.
4.	Allocating the transaction price to the performance obligations.
5.	Recognising revenue when/as performance obligations are satisfied.

The Company often enters into transactions involving a range of the Company’s products and services, for example for the delivery of software and related after-sales support.

In all cases, the total transaction price for a contract is allocated amongst the various performance obligations based on their relative stand-alone selling prices. The transaction price for a contract excludes any amounts collected on behalf of third parties.

Revenue is recognised either at a point in time or over time, when (or as) the Company satisfies performance obligations by transferring the promised goods or services to its customers.

The Company recognises contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts as contract liabilities in the statement of financial position (see Note 20). Similarly, if the Company satisfies a performance obligation before it receives the consideration, the Company recognises either a contract asset or a receivable in its statement of financial position, depending on whether something other than the passage of time is required before the consideration is due.

Revenue from operating segments

Publishing

The Company generates revenues through advertisements placed on its website properties on a Pay-Per-Impression or similar basis and through publishing business and product profiles on its online directory properties on a per insertion basis. Revenues are recognised during the period in which the advertisements or listings are published.

Direct

The Company separately identifies end user customers to which we have a direct sales, support and billing relationship. Revenue is derived by providing customers access to the Company’s platform and is recognised in accordance with the terms of contracts provided in the subscription agreement. The SaaS and related support revenue (if any) is recognised over time, being the subscription period, as the customer simultaneously receives and consumes the benefit of accessing the platform.

Revenues from the sale of product licences are recognised during the period in which the subscription is made available to our customers for use. Where the Company provides services which involve developing a customer-specific website design or solution, in such cases, revenue is recognised during the period in which the professional services were delivered or upon the achievement of agreed performance obligations.

Access to the platform is not considered distinct from other performance obligations, as access to any platform alone does not allow the customer to obtain substantially all the benefits of the access, and is therefore accounted for as a single performance obligation.

Consideration received can be variable in nature, based upon customer usage in excess of contractually agreed units. The variable consideration is included in the transaction price at the company’s best estimate, using either an expected value or most likely outcome, whichever provides the best estimate and is included in revenue to the extent that it is highly probable that there will be no significant reversal of the cumulative amount of revenue when any price uncertainty is resolved.

Channel

The Company separately identifies end user customers to which sales, support and billing relationships are conducted through third party resellers and partners.

Revenues from the sale of product licences are recognised during the period in which the subscription is made available to our reseller for use. Where the Company provides services which involve developing a customer-specific website design or solution, in such cases, revenue is recognised during the period in which the professional services were delivered or upon the achievement of agreed performance obligations.

3.6 Foreign currencies

The individual financial statements of each group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each group entity are expressed in Australian dollars (A$), which is the functional currency of the Company and the presentation currency for the consolidated financial statements.

In preparing the financial statements of each individual group entity, transactions in currencies other than the entity’s functional currency are recognised at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

For the purpose of presenting these consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into Australian dollars using exchange rates prevailing at the end of the reporting period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognised in other comprehensive income and accumulated in equity.

3.7 Government grants

Government grants are recognised where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognised as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed.

When the grant relates to an asset, it is recognised as income in equal amounts over the expected useful life of the related asset. When the Group receives grants of non-monetary assets, the asset and the grant are recorded at nominal amounts and released to profit or loss over the expected useful life of the asset, based on the pattern of consumption of the benefits of the underlying asset by equal annual instalments.

3.8 Employee benefits

A liability is recognised for benefits accruing to employees in respect of wages and salaries, annual leave, long service leave, when it is probable that settlement will be required and they are capable of being measured reliably.

Liabilities recognised in respect of short-term employee benefits, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Liabilities recognised in respect of long-term employee benefits are measured as the present value of the estimated future cash outflows to be made by the Group in respect of services provided by employees up to reporting date.

3.9 Share-based payments arrangements

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or service received, except where that fair value cannot be estimated reliably, in which case they are measured at their fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

Performance rights

Share-based compensation benefits are provided to employees via the Company’s Incentive Performance Rights Plan (Plan). The objective of the Plan is to assist in the recruitment, reward, retention and motivation of eligible persons of the Group. The fair value of performance rights granted under the Plan are recognized as a share-based payment expense with a corresponding increase in equity.

The fair value is measured at grant date and recognized over the period of service during which the employees become unconditionally entitled to the performance rights. The fair value of the performance rights at grant date excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). These non-market vesting conditions are included in assumptions about the number of performance rights that are expected to vest.

At each statement of financial position date, the entity revises its estimate of the number of performance rights that are expected to vest. The share-based payment expense recognized each period considers the most recent estimate. The impact of the revision to original estimates, if any, is recognized in the statement of profit or loss and other comprehensive income with a corresponding adjustment to equity.

3.10 Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit before tax as reported in the consolidated statement of profit or loss and other comprehensive income because of items of income or expense that are taxable or deductible in other years, and items that are never taxable or deductible. The Group’s current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax is recognised on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such deferred tax assets and liabilities are not recognised if the temporary differences arise from the initial recognition of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reported period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

3.11 Property, plant and equipment

Fixtures and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is recognised so as to write off the cost or valuation of assets less their residual values over their useful lives, using the diminishing value method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis. The following useful lives are applied:

Class of fixed asset	Depreciation rate
Leasehold improvements	Remaining lease term
IT equipment	10-25%
Other equipment	20%

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in profit or loss.

In the case of right-of-use assets, expected useful lives are determined by reference to comparable owned assets or the lease term, if shorter. Material residual value estimates and estimates of useful life are updated as required, but at least annually.

Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognised in profit or loss within other income or other expenses.

3.12 Intangible assets other than goodwill

Research and development

Expenditure on research activities is recognised as an expense in the period in which it is incurred. An internally-generated intangible asset arising from development is recognised if, and only if, all of the following have been demonstrated:

●	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
●	the intention to complete the intangible asset and use or sell it;
●	the ability to use or sell the intangible asset;
●	how the intangible asset will generate probable future economic benefits;
●	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
●	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognised for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognised, development expenditure is recognised in profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortisation and accumulated impairment losses.

Patents and trademarks

Patents and trademarks are recognised at cost of acquisition and amortised over their useful lives. They have a finite life and are reported at cost less accumulated amortisation and accumulated impairment losses.

Databases

Databases are recognised at cost of acquisition and amortised over their useful lives. They have a finite life as data becomes dated and are reported at cost less accumulated amortisation and accumulated impairment losses.

The following useful lives are applied:

Class of fixed asset	Amortisation rate
Patents	5%
Trademarks	10%
Databases	16.67%

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

When an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no 1 loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

3.13 Provisions

Provisions for product warranties, legal disputes, onerous contracts or other claims are recognised when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic resources will be required from the Company and amounts can be estimated reliably. The timing or amount of the outflow may still be uncertain.

Provisions are not recognised for future operating losses.

Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. Provisions are discounted to their present values, where the time value of money is material.

No liability is recognised if an outflow of economic resources as a result of present obligations is not probable. Such situations are disclosed as contingent liabilities unless the outflow of resources is remote.

3.14 Financial instruments

Recognition and derecognition

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the financial instrument.

Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred. A financial liability is derecognised when it is extinguished, discharged, cancelled or expires.

Classification and initial measurement of financial assets

All financial assets are initially measured at fair value adjusted for transaction costs (where applicable). Financial assets are classified into one of the following categories:

●	amortised cost
●	fair value through profit or loss (FVTPL), or
●	fair value through other comprehensive income (FVOCI).

In the periods presented the Group does not have any financial assets categorised as FVTPL or FVOCI.

The classification is determined by both:

●	the entity’s business model for managing the financial asset, and
●	the contractual cash flow characteristics of the financial asset.

All revenue and expenses relating to financial assets that are recognised in profit or loss are presented within finance costs, finance income or other financial items.

Subsequent measurement of financial assets

Financial assets are measured at amortised cost if the assets meet the following conditions (and are not designated as FVTPL):

●	they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows, and
●	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, these are measured at amortised cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial.

Impairment of financial assets

IFRS 9’s impairment requirements use forward-looking information to recognise expected credit losses – the “expected credit loss (ECL) model”. Instruments within the scope of the requirements included loans and other debt-type financial assets measured at amortised cost and FVOCI, trade receivables, contract assets recognised and measured under IFRS 15 and loan commitments and some financial guarantee contracts (for the issuer) that are not measured at fair value through profit or loss.

The Group considers a broader range of information when assessing credit risk and measuring expected credit losses, including past events, current conditions, reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument.

In applying this forward-looking approach, a distinction is made between:

●	financial instruments that have not deteriorated significantly in credit quality since initial recognition or that have low credit risk (‘Stage 1’); and
●	financial instruments that have deteriorated significantly in credit quality since initial recognition and whose credit risk is not low (‘Stage 2’).

“Stage 3” would cover financial assets that have objective evidence of impairment at the reporting date.

“12-month expected credit losses” are recognised for the first category (ie Stage 1) while “lifetime expected credit losses” are recognised for the second category (ie Stage 2).

Trade and other receivables and contract assets

The Group makes use of a simplified approach in accounting for trade and other receivables as well as contract assets and records the loss allowance as lifetime expected credit losses. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. In calculating, the Group uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses. The Group assesses impairment of trade receivables on an individual account basis.

Classification and measurement of financial liabilities

The Group’s financial liabilities include borrowings, trade and other payables and derivative financial instruments.

Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Group designated a financial liability at fair value through profit or loss.

Subsequently, financial liabilities are measured at amortised cost using the effective interest method except for derivatives and financial liabilities designated at FVTPL, which are carried subsequently at fair value with gains or losses recognised in profit or loss (other than derivative financial instruments that are designated and effective as hedging instruments). All interest-related charges and, if applicable, changes in an instrument’s fair value that are reported in profit or loss are included within finance costs or finance income.

Convertible Notes

The component parts of convertible notes issued by the Group are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. Conversion options that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments is an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recognised as a liability on an amortised cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date.

3.15 Trade and other receivables

The Company makes use of a simplified approach in accounting for trade and other receivables and records the loss allowance as lifetime expected credit losses. These are expected shortfalls in contractual cash flows, considering the potential for default at any point during the lifetime of the financial instrument. In calculating, the Company uses its historical experience, external indicators and forward-looking information to calculate expected credit losses using a provision matrix.

The Group assess impairment of trade receivables on a collective basis as they possess shared credit risk characteristics they have been grouped based on the days past due. Refer to Note 3.15 for a detailed analysis of how the impairment requirements of IAS 9 are applied.

3.16 Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

i.	where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or
ii.	for receivables and payable which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified within operating cash flows.

3.17 Leases

For any new contracts entered into the Company considers whether a contract is, or contains a lease. A lease is defined as “a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration”. To apply this definition the Company assesses whether the contract meets three key evaluations which are whether:

1.	the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Company;
2.	the Company has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract;
3.	the Company has the right to direct the use of the identified asset throughout the period of use. The Company assess whether it has the right to direct ‘how and for what purpose’ the asset is used throughout the period of use.

At lease commencement date, the Company recognises a right of use asset and a lease liability on the balance sheet. The right of use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Company, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received).

The Company depreciates the right of use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right of use asset or the end of the lease term. The Company also assesses the right of use asset for impairment when such indicators exist.

At the commencement date, the Company measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available or the Company’s incremental borrowing rate.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised.

Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments.

When the lease liability is remeasured, the corresponding adjustment is reflected in the right of use asset, or profit and loss if the right of use asset is already reduced to zero.

The Company has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognising a right of use asset and lease liability, the payments in relation to these are recognised as an expense in profit or loss on a straight-line basis over the lease term.

Short-term leases and leases of low value

Short-term leases (lease term of 12 months or less) and lease of low value assets (under A$5,000) are recognised as incurred as an expense in the consolidated income statement.

3.18 Equity, reserves and dividend payments

Share capital represents the nominal value of shares that have been issued.

Other components of equity include the following:

●	share option reserve – comprises equity-settled employee benefits and equity-settled supplier payments (see Notes 3.8 and 3.9); and
●	translation reserve – comprises foreign currency translation differences arising from the translation of financial statements of the Group’s foreign entity into functional currency (see Note 3.6).

Accumulated losses include all current and prior period accumulated losses.

All transactions with owners of the parent are recorded separately within equity.

Dividend distributions payable to equity shareholders are included in other liabilities when the dividends have been approved in a general meeting prior to the reporting date.

4. Significant management judgement in applying accounting policies and estimating uncertainty

The following are the judgements made by management in applying the accounting policies of the Group that have the most significant effect on these consolidated financial statements.

Capitalisation of internally developed software

Distinguishing the research and development phases of a new customised software project and determining whether the recognition requirements for the capitalisation of development costs are met, together with the allocation of time spent on these projects requires judgement. After capitalisation, management monitors whether the recognition requirements continue to be met and whether there are any indicators that capitalised costs may be impaired (see Note 3.13). Costs relating to maintaining current technology platforms are expensed in the period they are incurred.

Recognition of deferred tax assets

The extent to which deferred tax assets can be recognised is based on an assessment of the probability that future taxable income will be available against which the deductible temporary differences and tax loss carry-forwards can be utilised. In addition, significant judgement is required in assessing the impact of any legal or economic limits or uncertainties.

Research and development tax incentives

Research and development tax incentives are recognised when it is reasonable reliable the costs relating to the project can be determined. Refundable research and development credits received from the research and development tax offset scheme are accounted for as a government grant as per IAS 20. Consequently, a credit is been recognised in the same period necessary to match the benefits of the credit with the costs for which it is intended to compensate. This credit has been presented as other income.

Asset acquisition or business combination determination

Transactions recognised as an asset acquisition have been determined on the basis they do not meet the definition of a business combination in accordance with IAS 3 Business Combinations.

The assets acquired and liabilities assumed are measured at their accounting book values at the acquisition date, and transitions costs were included in the capitalized cost of the asset.

No goodwill is recognised on the asset acquisition and no deferred taxes were recognize on the acquired assets and assumed liabilities, as the recognition exceptions available under IAS 12 Income taxes was applied.

Estimating uncertainty

Impairment of non-financial assets

Intangible assets are reviewed for impairment whenever there is an indication that these assets may be impaired. This includes any capitalised internally developed software that is not yet complete is not amortised. The Group considers the guidance of IAS 36 in assessing whether there is any indication that an item of the above assets may be impaired.

This assessment requires management’s judgement. If any such indication exists, the recoverable amount of the assets is estimated to ascertain the amount of impairment loss. The recoverable amount is defined as the higher of the fair value less cost to sell and value in use.

In determining the value in use of assets, the Group applies a discounted cash flow model where the future cash flows derived from such assets are discounted at an appropriate rate. Forecasts of future cash flow are estimated based on financial budgets and forecasts approved by the management. Based on management’s assessment, there is no indication of impairment as at the end of the reporting period.

Contract revenue

Recognised amounts of contracted services and subscription revenues and their related receivables reflect management’s best estimate of each contract’s outcome and stage of completion or delivery.

Useful lives and residual values of depreciable assets

Management reviews its estimate of the useful lives and residual values of depreciable assets at each reporting date, based on the expected utility of the assets. Uncertainties in these estimates relate to technological obsolescence that may change the utility of certain software and IT equipment.

Leases – determination of the appropriate discount rate to measure lease liabilities

As noted above, the Group enters into leases with third-party landlords and as a consequence the rate implicit in the relevant lease is not readily determinable. Therefore, the Group uses its incremental borrowing rate as the discount rate for determining its lease liabilities at the lease commencement date. The incremental borrowing rate is the rate of interest that the Group would have to pay to borrow over similar terms which requires estimations when no observable rates are available.

Share options and performance rights

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using an appropriate valuation model. The valuation basis and related assumptions are detailed within Note 3.9.

5. Revenue

The following is an analysis of the Group’s revenue for the year from continuing operations. The Group’s revenue disaggregated by primary revenue sources are as follows:

	For the year ended 2022
	Publishing	Direct	Channel	Total
Subscriptions	-	1,265,483	1,903,611	3,169,094
Advertising	314,513	-	2,200	316,713
Data	649,937	-	-	649,937
Services	-	62,920	24,025	86,945
Total	964,450	1,328,403	1,929,836	4,222,689

	For the year ended 2021
	Publishing	Direct	Channel	Total
Subscriptions	-	1,153,255	208,855	1,362,110
Advertising	177,126	-	-	177,126
Data	602,304	-	-	602,304
Services	-	29,770	20,115	49,885
Total	779,430	1,183,025	228,970	2,191,425

	For the year ended 2020
	Publishing	Direct	Channel	Total
Subscriptions	-	552,794	278,939	831,733
Advertising	174,498	1,500	-	175,998
Data	616,873	-	-	616,873
Print directory sales	310,349	-	-	310,349
Services	-	50,409	-	50,409
Total	1,101,720	604,703	278,939	1,985,362

The Group’s revenue disaggregated by primary geographical markets is as follows:

	For the year ended 2022
	Publishing	Direct	Channel	Total
Australia & New Zealand	-	1,242,566	643,166	1,885,732
North America	508,507	11,575	884,383	1,404,465
Europe	411,061	44,431	73,008	528,500
Other countries	44,882	29,832	329,278	403,992
Total	964,450	1,328,403	1,929,836	4,222,689

	For the year ended 2021
	Publishing	Direct	Channel	Total
Australia	34,741	1,042,621	170,061	1,247,423
North America	345,946	7,772	15,897	369,615
Europe	398,406	132,000	-	530,406
Other countries	337	632	43,012	43,981
Total	779,430	1,183,025	228,970	2,191,425

	For the year ended 2020
	Publishing	Direct	Channel	Total
Australia	383,085	602,659	106,478	1,092,223
North America	283,890	-	-	282,890
Europe	433,487	-	152,000	585,487
Other countries	1,257	2,044	20,461	23,762
Total	1,101,720	604,703	616,873	1,985,362

The Group’s revenue disaggregated by pattern of revenue recognition is as follows:

	For the year ended 2022
	Publishing	Direct	Channel	Total
Services transferred at a point in time	314,513	62,920	26,224	403,657
Services transferred over time	649,937	1,265,483	1,903,612	3,819,032
Total	964,450	1,328,403	1,929,836	4,222,689

	For the year ended 2021
	Publishing	Direct	Channel	Total
Services transferred at a point in time	177,126	29,770	20,115	227,011
Services transferred over time	602,304	1,153,255	208,855	1,964,414
Total	779,430	1,183,025	228,970	2,191,425

	For the year ended 2020
	Publishing	Direct	Channel	Total
Services transferred at a point in time	174,498	51,909	-	226,407
Services transferred over time	927,720	552,794	278,939	1,758,955
Total	1,101,720	604,703	278,939	1,985,362

6. Other Income

		Consolidated Group
	Notes	2022 A$	2021 A$	2020 A$
Government subsidy		-	290,900	116,000
Research and development tax incentive	(a)	757,609	497,358	494,577
Export market development grant		45,433	-	-
Unrealised foreign exchange gain		495,457	-	-
Other income		-	-	4,779
Total other income		1,298,499	788,258	615,356

(a)	R&D Tax Incentive. The amount in FY21 related to the actual cash funding received with respect to FY20 claimable R&D expenditure. The amount in FY22 relates to the actual cash funding received with respect to FY21 claimable R&D expenditure plus the cash funding estimated to be received with respect to FY22 claimable R&D expenditure.

7. Segment Reporting

Management currently identifies three operating segments (see Note 3.4). Management monitors the performance of these operating segments as well as deciding on the allocation of resources to them. Segmental performance is monitored using adjusted segment operating results.

	For the year ended 2022
	Publishing	Direct	Channel	Total
Revenue
From external customers	964,450	1,328,403	1,929,836	4,222,689
Segment revenue	964,450	1,328,403	1,929,836	4,222,689

Technology expense	(77,974)	(13,724)	-	(91,698)
Employee benefit expense	(211,891)	(516,520)	(786,560)	(1,514,971)
Occupancy expense	(3,069)	(2,646)	(857)	(6,572)
Advertising expense	(31,210)	(2,048)	-	(33,258)
Consultancy expense	(364)	(245)	-	(609)
Depreciation and amortisation	(256,021)	(197,884)	-	(453,905)
Impairment of financial assets	(16,853)	(187,398)	(172,355)	(376,606)
Other expenses	758)	(1,253)	(20,089)	(20,584)

Segment operating profit/(loss)	367,826	406,685	949,975	1,724,486
Segment assets	589,390	1,069,196	383,032	2,041,618
Segment liabilities	(108,326)	(226,382)	(229,737)	(564,445)

	For the year ended 2021
	Publishing	Direct	Channel	Total
Revenue
From external customers	779,430	1,183,025	228,970	2,191,425
Segment revenue	779,430	1,183,025	228,970	2,191,425

Technology expense	(225,324)	(12,724)	(376)	(238,424)
Employee benefit expense	(407,876)	(359,082)	(209,251)	(976,209)
Occupancy expense	(1,857)	(15,807)	-	(17,664)
Advertising expense	(659)	(46,734)	-	(47,393)
Consultancy expense	-	-	-	-
Depreciation and amortisation	(198,578)	(143,468)	(10,544)	(352,590)
Impairment of financial assets	-	-	-	-
Other expenses	(294)	(625)	(1,379)	(2,298)

Segment operating profit/(loss)	(55,158)	604,585	7,420	556,847
Segment assets	1,654,054	151,460	85,889	1,891,403
Segment liabilities	(382,104)	(212,644)	(43,251)	(637,999)

	For the year ended 2020
	Publishing	Direct	Channel	Total
Revenue
From external customers	1,101,720	604,703	278,939	1,985,362
Segment revenue	1,101,720	604,703	278,939	1,985,362

Technology expense	(251,859)	(10,875)	-	(262,734)
Employee benefit expense	(404,527)	(478,592)	-	(883,119)
Occupancy expense	(2,585)	(72,562)	-	(75,147)
Advertising expense	(128,275)	(98,144)	-	(226,419)
Consultancy expense	-	-	-	-
Depreciation and amortisation	(180,146)	(58,345)	(40,259)	(278,750)
Impairment of financial assets	-	-	-	-
Other expenses	(6,609)	(14,305)	(4,180)	(25,094)

Segment operating profit/(loss)	127,719	(128,120)	234,500	234,099
Segment assets	1,218,608	29,210	5,968	1,253,786
Segment liabilities	(101,986)	(157,069)	-	(259,055)

The totals presented for the Group’s operating segments reconcile to the key financial figures as presented in its financial statements as follows:

	Consolidated Group
	2022 A$	2021 A$	2020 A$
Revenue
Total reportable segment revenue	4,222,689	2,191,425	1,985,362
Segment operating profit	1,724,486	556,847	234,099
Other income not allocated	495,457	290,900	120,779
Research and development incentives	803,042	497,358	494,577
Research and development costs	-	(761,140)	(1,274,584)
Technology expenses not allocated	(1,713,734)	(48,750)	(41,604)
Employee benefits expenses not allocated	(2,896,954)	(986,580)	(906,305)
Occupancy expenses not allocated	(59,793)	(34,555)	(29,272)
Advertising expenses not allocated	(380,754)	(20,182)	(39,577)
Consultancy expenses not allocated	(1,690,935)	(240,928)	(273,978)
Depreciation and amortisation not allocated	(398,456)	(44,916)	(84,167)
Impairment of financial assets not allocated	-	(14,690)	-
Other expenses not allocated	(224,496)	(130,217)	(413,324)
Group operating loss	(4,342,137)	(936,853)	(2,213,356)
Finance costs	(748,190)	(58,913)	(108,471)
Group loss before tax	(5,090,327)	(995,766)	(2,321,827)

	Consolidated Group
	2022 A$	2021 A$
Assets
Total reportable segment assets	2,041,618	1,891,403
Cash and cash equivalents	4,083,734	470,250
R&D tax incentive	371,365	-
Deposits and prepayments	230,094	234,288
Fixed assets	395,999	12,392
Right of use assets	406,673	95,756
Capitalised development costs	945,821	-
Other assets	79,626	77,491
Group assets	8,554,930	2,781,580
Liabilities
Total reportable segment liabilities	(564,445)	(637,999)
Trade and other payables	(1,031,933)	(1,824,000)
Borrowings	(308,100)	(435,600)
Provisions	(318,598)	(253,873)
Accrued expenses	(763,953)	(12,470)
Lease liabilities	(450,416)	(130,698)
Other liabilities	-	(736)
Group liabilities	(3,437,445)	(3,295,376)

8. Other expenses and financial costs

	Consolidated Group
	2022 A$	2021 A$	2020 A$
Other expenses
Travel & related expenses	(118,292)	(7,558)	(56,290)
Legal expenses	-	(93,801)	(249,316)
Insurance expenses	(68,167)	(59,685)	(60,733)
Business expenses	(24,204)	(4,958)	(31,531)
Foreign exchange gain	(34,416)	33,487	(9,747)
Share based payment	-	-	(30,800)
Total other expenses	(245,079)	(132,515)	(438,417)

Finance costs
Implied interest expense related to convertible notes	(666,534)	-	-
Interest expense	(68,271)	(40,106)	(86,127)
Bank charges	(9,182)	(8,155)	(8,060)
Merchant facility fees	(4,203)	(10,652)	(14,284)
Total finance costs	(748,190)	(58,913)	(108,471)

9. Tax expense

(a) Tax expense

The major component of tax expense and the reconciliation of the expected tax expense based on the domestic effective tax rate of Locafy Limited as 25% (2021: 26%) and the reported tax expense in profit and loss are as follows:

	Consolidated Group
	2022 A$	2021 A$	2020 A$
Loss before income tax	(5,090,327)	(995,766)	(2,321,827)
Domestic tax rate	25%	26%	27.5%
Expected tax expense/(benefit)	(1,272,582)	(258,899)	(638,502)
Adjustment for tax-exempt income:
-Decline in value of depreciating assets	(221,095)	(12,401)	(141,285)
-R&D tax incentive	(189,402)	(136,773)	(161,467)
-Other deductible expenses	(230,118)	(142,272)	(136,009)
Adjustment for non-deductible expenses:
-R&D expenses	200,909	-	314,422
-Other non-deductible expenses	937,491	176,897	252,031
Income tax expense/(benefit)	-	-	-
Movement in unrecognized deferred tax	774,797	373,448	510,810

(b) Deferred tax assets and liabilities

As at 30 June 2022, the Company had accumulated tax losses totaling A$27,055,094 (2021: A$24,937,802). A deferred tax asset in relation to the tax value of losses carried forward has not been recognised in the accounts as, presently, the Company does not expect to be in a position to utilise these losses in the foreseeable future.

10. Trade and other receivables

Trade and other receivables consist of the following:

	Consolidated Group
	2022 A$	2021 A$
Trade receivables, gross	1,144,456	368,285
Allowance for credit losses	(369,844)	-
Trade receivables	774,612	368,285

R&D tax incentive	371,365	-
Goods and services taxes	47,647	22,731
Services contracts	9,625	-
Other receivables	428,637	22,731
Trade and other receivables	1,203,249	391,016

All amounts are short term. The net carrying value of trade receivables is considered a reasonable approximation of fair value.

All of the Group’s trade and other receivables have been reviewed for indicators of impairment by ascertaining the solvency of the debtor and are provided for where there are specific circumstances indicating that the debt may not be fully repaid to the Group. The higher allowance for credit loss in FY22 takes into consideration increasing interest rates and other global economic conditions that may affect the ability of our customers to pay their accounts in a timely manner.

The current impairment provision applies the IFRS 9 expected loss model. The allowance in the comparative period was assessed as insignificant, as the credit risk for trade receivables was negligible.

11. Other assets

	Consolidated Group
	2022 A$	2021 A$
Current
Prepayments	157,435	164,346
Deposits	72,659	69,942
	230,094	234,288

12. Subsidiaries

Name of subsidiary	Principal activity	Place of incorporation and operation	Proportion of ownership interest and voting power held by the Group
			2022	2021
Moboom USA Inc	Dormant	USA	100%	100%

13. Property, plant & equipment

	Leasehold improvements	IT equipment	Other equipment	Total
Gross carrying amount
Balance 1 July 2020	-	3,337	48,830	52,167
Additions	-	8,129	655	8,784
Dispoals	-	-	-	-
Balansce as at 30 June 2021	-	11,466	49,485	60,951

Depreciation and Impairment
Balance 1 July 2020	-	(3,337)	(43,132)	(46,469)
Disposals	-	-	-	-
Depreciation	-	(1,774)	(316)	(2,090)
Balance as at 30 June 2021	-	(5,111)	(43,448)	(48,559)

Carrying amount 30 June 2021	-	6,355	6,037	12,392

	Leasehold improvements	IT equipment	Other equipment	Total
Gross carrying amount
Balance 1 July 2021	-	11,466	49,485	60,951
Additions	250,211	69,612	104,391	424,214
Disposals	-	(2,268)	-	(2,268)
Balance as at 30 June 2022	250,211	78,810	153,876	482,897

Depreciation and Impairment
Balance 1 July 2021	-	(5,111)	(43,448)	(48,559)
Disposals	-	414	-	414
Depreciation	(17,680)	(10,381)	(10,692)	(38,753)
Balance as at 30 June 2022	(17,680)	(15,078)	(54,140)	(86,898)

Carrying amount 30 June 2022	232,531	63,732	99,736	395,999

14. Right of use assets and lease liabilities

Right of use assets

Buildings A$
Gross carrying amount
Balance as at 1 July 2021	153,788
Additions	460,385
Disposals	(153,788)
Balance as at 30 June 2022	460,385

Depreciation and impairment
Balance as at 1 July 2021	(58,032)
Disposals	72,540
Depreciation	(68,220)
Balance as at 30 June 2022	(53,712)

Carrying amount as at 30 June 2022	406,673

Lease liabilities

Lease liabilities are presented in the consolidated statement of financial position as follows:

	Consolidated Group
	2022 A$	2021 A$
Current	32,672	43,298
Non-current	417,744	87,400
	450,416	130,698

The Company has a lease for office space. This lease is reflected in the consolidated financial statement of financial position as a right-of-use asset and a lease liability. For the lease over the office space, the Company must keep this property in a good state of repair and return the property in their original condition at the end of lease.

Right-of-use asset	No. of right-of-use assets leased	Range of remaining term	Average remaining lease term	No. of leases with extension options	No. of leases with options to purchase	No. of leases with variable payments linked to an index	No. of leases with termination options
Office	1	4-5 years	4 years	0	0	0	0

The lease liabilities are secured by the related underlying right of use assets. Future minimum lease payments at 30 June 2022 were as follows:

	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Total
Lease payments	65,568	114,221	149,251	151,717	63,917	544,674
Finance charges	(32,896)	(29,056)	(20,582)	(10,543)	(1,181)	(94,258)
Net present value	32,672	85,165	128,669	141,174	62,736	450,416

15. Intangible assets

		Consolidated Group
	Note	2022 A$	2021 A$
Carrying amounts of:
Databases		1,238,787	1,340,179
Trademarks		31,979	22,458
Patents		18,593	34,760
Capitalised development costs		945,820	-
		2,235,179	1,397,397

Databases
Opening balance		1,340,179	918,951
Additions	(a) (b)	351,737	773,638
Disposals		-	-
Amortisation expense		(453,129)	(352,410)
Carrying amount for databases		1,238,787	1,340,179

Patents
Opening balance	34,760	37,754
Additions	-	-
Disposals	-	-
Amortisation expense	(2,781)	(2,994)
Carrying amount for patents	31,979	34,760

Trademarks
Opening balance	22,458	27,650
Additions	2,360	-
Disposals	-	-
Amortisation expense	(6,225)	(5,192)
Carrying amount for trademarks	18,593	22,458

Capitalised development costs
Opening balance		-	-
Additions	(c)	1,261,094	-
Disposals		-	-
Amortisation expense		(315,274)	-
Carrying amount for trademarks		945,820	-

(a)	On 1 June 2022, the Company acquired the customer base of a digital marketing agency that was previously a reseller of Locafy’s products. Through the acquisition, the Company assumed direct responsibility for managing and service delivery to those customers. The Company has determined that the elements of IAS 3 Business Combinations were not achieved and, accordingly, the acquisition is that it is an asset acquisition. The details of the asset acquisition are as follows:

A$
Amount settled in cash	30,000
Fair value of contingent consideration	120,000
Fair value of consideration transferred	150,000

Recognised amounts of identifiable net assets:
Intangible assets (customer database/contracts)	150,000
Net identifiable assets	150,000
Goodwill on acquisition	-

(b)	During the period, the Company determined the final performance consideration payable for the acquisition of the PinkPages database asset to be A$180,000. The Company has determined that the elements of IAS 3 Business Combinations were not achieved and, accordingly, the acquisition is that it is an asset acquisition.

(c)	During FY22, the Company has capitalised a significant portion of its development expenditure relating to the development of a new “Page Optimisation Engine” technology. This new technology programmatically optimizes Locafy’s webpages for Search Engine Optimisation (SEO) from generic inputs. The Company intends to commercialise this developed technology and accordingly, the development expense will be amortized over future periods.

16. Trade and other payables

Trade and other payables consist of the following:

	Note	2022 A$	2021 A$
		Consolidated Group
	Note	2022 A$	2021 A$
Trade payables		661,755	475,069
Sundry payables		492,486	342,968
Deferred consideration	(a)	300,000	240,000
		1,454,241	1,058,037

(a)	Relates to the acquisition of the PinkPages directory and the customer base of a digital marketing agency.

All amounts are short term. The carrying values of trade payables is considered to be a reasonable approximation of fair value.

17. Borrowings

Borrowings include the following financial liabilities:

		Consolidated Group
	Note	2022 A$	2021 A$
ASX convertible notes	(a)	308,100	435,600
		308,100	435,600

Balance at the beginning of the period		435,600	719,670
Issue of Nasdaq convertible notes		1,846,279	30,000
Interest recognised on convertible notes		544,121	-
Conversion of debt to equity	(b)	(2,420,400)	-
Repayment of borrowings		(97,500)	(314,070)
Balance at the end of the period		308,100	435,600

(a)	The Company has on issue A$308,100 in unsecured convertible notes, including accrued interest. These notes have matured, have a fixed repayment amount and are not accruing further interest. These notes automatically convert to equity upon an ASX listing, however, due to the Company now being listed on Nasdaq the Company is unlikely to pursue an ASX listing, in which case the notes can only be redeemed in cash at their face value plus interest. All convertible notes are due and payable as at reporting date.

(b)	During the year ended 30 June 2022, the Company entered into a convertible note facility agreement (Facility) with certain noteholders for the provision of $2,017,000 in unsecured finance. Interest rate of nil% was provided with conversion to ordinary shares upon the Company listing its shares on the Nasdaq Stock Exchange and at a 20% discount to the listing share price.

It was determined that in accordance with IAS 32 “Financial Instruments: Presentation”, the convertible notes were Compound financial instruments that contain both a liability and an equity component. The equity component representing the fair value of the conversion option to convert a fixed amount of liability into a fixed number of shares of the Company.

The fair value of the liability portion of the note is determined using a market interest rate for an equivalent non-convertible note at the issue date. The liability is subsequently recognized on an amortised cost basis until extinguished on conversion or maturity of the notes. The remainder of the note proceeds is recognized in equity, net of income tax, and is not subsequently remeasured.

On 25 March 2022 the Company converted the Facility as the terms of the conversion were met. On conversion, the liability is reclassified to equity. In accordance with IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments any gain or loss arising on the settlement of the liability in equity instruments is recognised in the profit or loss and has been classified as interest expense.

Reconciliation of the movements in the Facility during the year are as follows:

	Note	A$
At 1 July 2021		30,000
Proceeds		1,987,000
Equity reserve component recognized on initial recognition	(1)	(140,720)
Interest and fees expense	(2)	544,120
Remeasurement of liability component on repurchase	(1)	122,412
Conversion	(3)	(2,542,812)
Interest and transaction costs paid		-
At 30 June 2022		-

(1)	In order to allocate the consideration to the liability and equity of the convertible note, the fair value of the liability component of the convertible note was determined at the purchase date in accordance with IAS 32 Financial Instruments: Presentation, resulting in a debt settlement gain of $122,412 recognised in profit or loss.

(2)	Interest costs paid consists of $544,120 relating to the implied interest determined in accordance with the effective interest method.

(3)	The conversion amount takes into account the fair value of the financial liability including implied interest recognized to maturity (being the Nasdaq listing date) and the fair value considered between the fair value of the shares issued and the convertible note fair value.

18. Provisions

	Consolidated Group
	2022 A$	2021 A$
Employee benefits
Current	473,006	384,914
Non Current	25,988	10,557
	498,994	395,471

The provision for employee benefits represents accrued annual leave and vested together with vested and unvested long service leave entitlements.

19. Accrued expenses

	2022 A$	2021 A$
	Consolidated Group
	2022 A$	2021 A$
Current
Accrued expenses	477,144	310,835
Salaries payable	34,704	145,305
	511,848	456,140
Non-Current
Salaries payable	76,504	1,117,033
	76,504	1,117,033

20. Contract liabilities

Contract liabilities consist of the following:

	Consolidated Group
	2022 A$	2021 A$
Deferred subscription revenue	136,606	23,343
Advances for website builds	736	736
	137,342	24,079

Current	136,606	23,343
Non-current	736	736

21. Share capital

The share capital of Locafy Limited consists only of fully paid ordinary shares. All shares are equally eligible to receive dividends and the repayment of capital and represent one vote at shareholders’ meeting of the Company.

	Note	2022 Number of Shares	2022 Share Capital A$	2021 Number of Shares	2021 Share Capital A$
Balance at 1 July		18,598,414	35,505,073	17,389,894	33,179,391
Share issue, private placement		-	-	957,500	1,740,000
Share based payments		-	-	186,020	415,832
Shares issued to related parties		-	-	40,000	80,000
Shares issued for assets		-	-	25,000	100,000
Share issue, Nasdaq initial public offering	(a)	1,454,546	7,973,486	-	-
Issues on conversion of convertible notes	(b)	475,843	2,542,812	-	-
Balance at 30 June		20,528,803	46,021,371	18,598,414	35,515,223

Share issue costs		-	(983,334)	-	(10,150)
Net share capital balance		20,528,803	45,038,037	18,598,414	35,505,073

(a)	The Company issued ordinary shares pursuant to a listing on Nasdaq Capital Markets at US$4.115 per share.
(b)	The Company had issued “Nasdaq convertible notes” which automatically converted to ordinary shares upon the Company listing on Nasdaq Capital Markets (refer to Note 17).

22. Reserves

		Consolidated Group
	Notes	2022 A$	2021 A$
Foreign currency translation reserve	(a)
Opening balance at 1 July		192,233	193,886
Exchange differences arising from foreign operations		(48,453)	(1,653)
Closing balance at 30 June		143,780	192,233

Share option reserve	(b)
Opening balance at 1 July		3,603,916	3,603,916
Equity-settled employee benefits		3,669,971	2,615,194
Equity-settled supplier payments		1,093,843	988,722
Listed warrants		258,161	-
Closing balance at 30 June		5,021,975	3,603,916

Convertible note reserve
Opening balance at 1 July		-	-
Convertible note issues		140,720	-
Closing balance at 30 June	(c)	140,720	-

Total reserves		5,306,475	3,797,802

(a)	Foreign currency translation reserve

Exchange differences relating to the translation of the results and net assets of the Group’s foreign operations from their functional currencies to the Group’s presentation currency (ie Australian dollars) are recognised directly in other comprehensive income and accumulated in the foreign currency translation reserve.

(b)	Share option reserve

The Company had issued share options to certain employees and suppliers. While these options have since expired unexercised, the value of the options at the date of issue are accumulated in the share option reserve. In addition, the Company has issued Performance Rights (refer to Note 30).

(c)	Convertible note reserve

The convertible note reserve comprises the equity component of convertible debt instruments, representing the value of the conversion rights. Refer to Note 17 for details of the movements in the reserve during the year.

23. Accumulated losses

	Consolidated Group
	2022 A$	2021 A$
Balance at beginning of year	(40,136,700)	(39,140,934)
Profit attributable to owners of the Company	(5,090,327)	(995,766)
Balance at end of year	(45,227,027)	(40,136,700)

24. Reconciliation of profit for the year to net cash flows from operating activities

	Consolidated Group
	2022 A$	2021 A$
Loss for the year	(5,090,327)	(995,766)

Non-cash items in operating profit
Depreciation of property, plant and equipment	6,732	2,090
Amortisation of intangible assets	777,409	360,597
Amortisation of right of use asset	68,220	34,819
Share based payments	359,544	-
Implied interest expense related to convertible notes	666,534	-
Foreign exchange loss	(543,910)	(1,653)
Expected credit losses	369,844	14,690
Operating cash flows before movements in working capital	1,704,373	410,543

Movements in working capital
(Increase)/decrease in trade and other receivables	(1,182,077)	(173,689)
(Increase)/decrease in prepayments and deposits	4,194	(115,838)
Increase/(decrease) in trade and other payables	396,204	65,435
Increase/(decrease) in provisions and accruals	(186,066)	321,619
Increase/(decrease) in deferred revenue	113,263	(8,335)
Cash generated from operations	(854,482)	89,192
Net cash generated by operating activities	(4,240,436)	(496,031)

25. Earnings per share

Both basic and diluted earnings per share have been calculating the profit attributable to shareholders of the parent company (Locafy Limited) as the numerator, i.e. no adjustments to profit were necessary in 2022 or 2021.

	Consolidated Group
	2022	2021
Weighted average number of shares used in basic earnings per share	20,528,803	18,598,414
Weighted average number of shares used in diluted earnings per share	20,528,803	18,598,414

26. Contingent liabilities

There were no contingent liabilities in both 2022 and 2021.

27. Fair value of financial instruments

The Company’s financial instruments comprise the following:

		Consolidated Group
	Notes	2022 A$	2021 A$
Cash and cash equivalents		4,083,735	650,731
Trade and other receivables	(a)	1,203,249	368,285
Term deposits with financial institutions	(b)	69,942	69,942
Trade and other payables	(a)	(1,454,241)	(1,058,037)
Lease liabilities		(450,416)	(130,698)
Borrowings	(c)	(308,100)	(435,600)
		3,144,169	(535,377)

(a)	The fair values are a close approximation of the carrying amounts for trade and other receivables and payables on account of the short term maturity cycle.
(b)	The fair values are a close approximation of the carrying amounts for term deposits as these deposits are interest bearing and are rolled over at short maturity.
(c)	Borrowings relate to ASX convertible notes (refer to Note 17).

28. Financial instruments risk

Risk management objective and policies

The Company is exposed to various risks in relation to financial instruments.

Risk management is carried out under the policies approved by the Board of Directors. The Board identifies and evaluates the risk and takes appropriate measures to minimize the risks. The nature and extent of such risks, and management’s risk management strategy are noted below.

Market risk analysis

The Company is exposed to market risk through its use of financial instruments and specifically to currency risk and interest rate risk, which result from both its operating and investing activities.

Foreign currency risk

The Company’s functional and presentation currency is Australian Dollars (AUD). Exposures to currency exchange rates arise from the Company’s overseas sales and purchases, which are primarily denominated in US dollars (USD).

To mitigate the Company’s exposure to foreign currency risk, non-AUD cash flows are monitored in their respective currencies together with movements in foreign currency exchange rates. The Company does not currently engage in any hedging activities.

Foreign currency denominated financial assets and liabilities which expose the Company to currency risk are disclosed below.

	USD	Other
30 June 2022
Financial assets	3,647,337	1,709,589
Financial liabilities	(435,265)	(1,777,492)
Total exposure	3,212,072	(67,903)

30 June 2021
Financial assets	262,029	777,660
Financial liabilities	(58,033)	(1,566,301)
Total exposure	203,996	(788,642)

The following table illustrates the sensitivity of profit and equity in relation to the Company’s financial assets and financial liabilities and the AUD:USD exchange rate “all other things being equal”. It assumes a +/- 10% change of the AUD:USD exchange rate for the year ended 30 June 2022 (2021: 10%). The percentages have been determined based on the average market volatility in exchange rates in the previous twelve months. The sensitivity analysis is based on the Company’s foreign currency financial instruments held at each reporting date.

If the AUD had strengthened against the USD by 10% (2021: 10%) then this would have had the following impact:

Profit and equity for the year	A$
30 June 2022	(292,006)
30 June 2021	(18,545)

If the AUD had weakened against the USD by 10% (2021: 10%) then this would have had the following impact:

Profit and equity for the year	A$
30 June 2022	321,207
30 June 2021	20,400

The higher foreign currency exchange rate sensitivity in profit in 2022 compared with 2021 is attributable to an increase in USD denominated cash and trade receivables.

Interest rate risk

The Company’s cash and term deposits with financial institutions are impacted by interest rate risks. Other receivables and payables have short maturities and are non-interest bearing. Management believes that the risk of interest rate movement would not have a material impact on the Company’s operations.

The Company is in the business of software development. Earning interest income is not the primary objective of the business, hence, management does not closely monitor the movements in market interest rates as these do not have a material impact on the Company’s business activities. The cash balances and term deposits are placed at the prevailing short term market interest rates with credit worthy financial institutions.

At the reporting date, the interest rate risk profile of the consolidated entity’s interest-bearing financial instruments was as follows:

		Fixed Interest maturing in:					Weighted
2022	Floating interest rate	1 year or less	Over 1 to 5 years	More than 5 years	Non-Interest bearing	Total	average interest rate
Financial assets
Cash and cash equivalents	-	-	-	-	4,083,735	4,083,735
Trade and other receivables	-	-	-	-	1,203,249	1,203,249
Term deposits	-	69,942	-	-	-	69,942	0.21%
	-	69,942	-	-	5,286,984	5,356,926
Financial liabilities
Trade and other payables	-	-	-	-	1,454,241	1,454,241
Lease liabilities					450,416	450,416
Borrowings	-	-	-	-	308,100	308,100
	-	-	-	-	2,212,757	2,212,757

		Fixed Interest maturing in:					Weighted
2021	Floating interest rate	1 year or less	Over 1 to 5 years	More than 5 years	Non-Interest bearing	Total	average interest rate
Financial assets
Cash and cash equivalents	-	-	-	-	650,731	650,731
Trade and other receivables	-	-	-	-	319,016	319,016
Term deposits	-	69,942	-	-	-	69,942	0.28%
	-	69,942	-	-	969,747	1,039,689
Financial liabilities
Trade and other payables	-	-	-	-	1,058,037	1,058,037
Lease liabilities					130,697	130,697
Borrowings	-	-	-	-	435,600	435,600
	-	-	-	-	1,624,334	1,624,334

The following table illustrates the sensitivity of profit and equity in relation to the Company’s financial assets and financial liabilities and interest rate movements “all other things being equal”. It assumes a +/- 1% change in interest rates for the year ended 30 June 2022 (2021: 1%).

If interest rates had increased by 1% then this would have had the following impact:

Profit and equity for the year	A$
30 June 2022	849
30 June 2021	699

If interest rates had decreased by 1% then this would have had the following impact:

Profit and equity for the year	A$
30 June 2022	(550)
30 June 2021	(699)

Credit risk analysis

Credit risk is the risk that a counterparty fails to discharge an obligation to the Company. The Company is exposed to credit risk from financial assets including cash and cash equivalents held at banks, trade and other receivables.

Credit risk management

The credit risk in respect of cash balances held with banks and deposits with banks are managed via diversification of bank deposits and are only with major reputable financial institutions.

Trade receivables consist of a large number of customers in various industries and geographical areas. Sales are primarily monthly subscriptions in nature and credit risk arising from trade debtors are mitigated by the Company’s ability to terminate the services provided to the debtor.

Trade receivables

The Company applies the IFRS 9 simplified model of recognising lifetime expected credit losses for all trade receivables as these items do not have a significant financing component.

In measuring expected credit losses, the trade receivables have been assessed on a collective basis as they possess shared credit risk characteristics. They have been grouped broadly based on advertising, channel partners and direct to end user customer categories.

The expected loss rates are based on the payment profile for sales over the past 12 months before 30 June 2022. The historical rates are adjusted to reflect current and forward looking macroeconomic factors affecting the customer’s ability to settle the amount outstanding. The Company has identified interest rates to be the most relevant factor and accordingly adjusts historical loss rates for expected changes in this factor. However, given the short period of credit risk exposure, the impact of this macroeconomic factor has not been considered significant within the reporting period.

Trade receivables are written off (ie derecognised) when there is no reasonable expectation of recovery. Failure to make payments within 180 days from the invoice due date and failure to engage with the Company on alternative payment arrangements amongst others are considered indicators of no reasonable expectation of recovery.

On the above basis, the expected credit loss for trade receivables as at 30 June 2022 was A$369,844 (2021: Nil).

Liquidity risk analysis

Liquidity risk is where the Company may be unable to meet its financial obligations as and when they fall due, generally due to a shortage of cleared funds. The Company manages its liquidity risk through continuously monitoring its cleared funds position by utilising short term cash budgets, considering expected cash flows from financial assets and liabilities, in particular its trade receivables and payables and negotiating extended payment terms where possible. The Company’s existing cash resources and trade receivables exceed the current cash outflow requirements.

The contractual maturity analysis of the Company’s financial instruments is noted below:

30 June 2022	3 months or less A$	Over 3 to 12 months A$	Total A$
Financial assets:
Cash and cash equivalents	4,083,735	-	4,083,735
Trade and other receivables	1,203,249	-	1,203,249
Term deposits	-	69,942	69,942
	5,286,984	69,942	5,356,926
Financial liabilities:
Trade and other payables	(1,454,241)	-	(1,454,241)
Lease liabilities	(4,407)	(446,009)	(450,416)
Borrowings	(308,100)	-	(308,100)
	(1,766,748)	(446,009)	(2,212,757)

30 June 2021	3 months or less A$	Over 3 to 12 months A$	Total A$
Financial assets:
Cash and cash equivalents	650,731	-	650,731
Trade and other receivables	319,016	-	319,016
Term deposits	-	69,942	69,942
	969,747	69,942	1,039,689
Financial liabilities:
Trade and other payables	(1,058,037)	-	(1,058,037)
Lease liabilities	(10,439)	(120,258)	(130,697)
Borrowings	(435,600)	-	(435,600)
	(1,504,076)	(120,258)	(1,624,334)

29. Capital management policies

The Company’s capital management objectives are:

●	To ensure the Company’s ability to continue as a going concern; and
●	To provide an adequate return to shareholders by pricing products and services in a way that reflects the level of risk involved in providing those goods and services.

Management assesses the Company’s capital requirements in order to maintain an efficient overall financing structure while avoiding excessive leverage. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, convert debt to equity or sell assets to reduce debt.

30. Share-based payments

Performance Rights Plan

The Company has a performance-based compensation scheme which allows select employees, contractors and consultants the right to acquire ordinary shares in the Company upon the Company attaining certain milestones and performance targets (“Performance Right”). No amounts are paid or payable by the recipient on receipt of the Performance Right or the shares (if issued). The Performance Rights carry neither entitlement to dividends nor voting rights.

Performance Rights vesting conditions

Due to the impact of COVID-19 on the timing of the Company’s listing and hence its ability to access capital to execute on operational plans, the vesting conditions and expiry dates were modified on 16 July 2021, as set out below:

Old vesting conditions:

Tranche	Vesting Conditions	Expiry Date
1	Total Group operating revenue greater than A$500,000 for 3 consecutive calendar months.	31 December 2021
2	Total Group operating revenue greater than A$1,000,000 for 3 consecutive calendar months.	31 December 2022
3	Total Group operating revenue greater than A$2,000,000 for 3 consecutive calendar months.	31 December 2023
4 (“catch up provision”)	Total Group operating revenue greater than A$2,500,000 for 3 consecutive calendar months.	31 December 2023

New vesting conditions:

Tranche	Vesting Conditions	Expiry Date
1	Total Group operating revenue greater than A$500,000 for 3 consecutive calendar months.	30 June 2024
2	Total Group operating revenue greater than A$1,000,000 for 3 consecutive calendar months.	30 June 2024
3	Total Group operating revenue greater than A$2,000,000 for 3 consecutive calendar months.	30 June 2024

Valuation and recognition

The liability for the performance rights is measured, initially and at the end of each reporting period until settled, at the full fair value of the performance rights, taking into account the probability of the Company attaining the performance hurdles, the probability that employees will remain eligible to retain the performance rights through continued service and the extent to which employees have rendered services to date.

The carrying amount of the liability relating to the Performance Rights at 30 June 2022 was $1,296,881. The expense recognised for employee services received during the year was $291,029.

Movements in Performance Rights during the year

	2022	2021
Tranche 1
Balance at beginning of year	217,800	245,000
Granted during the year	1,465,888	47,800
Forfeited during the year	(30,000)	(75,000)
Exercised during the year	-	-
Expired during the year	-	-
Balance at end of year	1,653,688	217,800

	2022	2021
Tranche 2
Balance at beginning of year	378,575	367,500
Granted during the year	85,375	123,575
Forfeited during the year	(120,000)	(112,500)
Exercised during the year	-	-
Expired during the year	-	-
Balance at end of year	343,950	378,575

	2022	2021
Tranche 3
Balance at beginning of year	547,625	612,500
Granted during the year	200,875	122,625
Forfeited during the year	(175,000)	(187,500)
Exercised during the year	-	-
Expired during the year	-	-
Balance at end of year	573,500	547,625

31. Related party transactions

Principles of related party compensation

The Company’s current remuneration structure is largely comprised of fixed remuneration and long-term performance-based incentives, which we believe to be appropriate for a business of our size and nature. Locafy listed in March 2022 and is undertaking a continuous improvement program to transition from its legacy executive remuneration framework that was in line with a venture capital structure to that of a listed company. This will include a review of the framework to align executive remuneration with our reward principles, strategy and best practice.

Directors’ remuneration

	Short term			Post-employment	Other long term	Share-based payments(1)
	Salary & fees	Cash bonus & non-monetary benefits	Annual leave accrual(2)	Super-annuation	Long service leave accrual(3)	Performance Rights	Total
Total directors	652,692	-	(14,636)	53,669	9,545	152,453	853,723

(1)	The fair value of the performance rights is calculated in accordance with IFRS 2 Share-based Payments for non-market performance conditions. The value disclosed is the portion of the grant-date fair value of the performance rights recognised as an expense in each reporting period.
(2)	Represents accounting adjustments for accrued annual leave.
(3)	In accordance with AASB 119 Employee benefits, long service leave is classified as other long-term employee benefits.

Performance Rights held by Directors

The movement during the reporting period of Performance Rights over ordinary shares in Locafy Limited held, directly, indirectly or beneficially by directors, including their related parties, is as follows:

	Held at July 1, 2021	Granted as compensation	Exercised	Lapsed	Forfeited	Other changes (1)	Held at June 30, 2022	Vested during the year	Vested and exercise-able at June 30, 2022
Total Directors	500,000	1,077,680	-	-	500,000	849,458	1,927,138	-	-

(1)	In order to preserve cash and to reduce debt, the directors agreed to apply unpaid salaries and director’s fees as at 30 June 2022 towards acquiring performance rights. The number of performance rights issued was based upon a price of US$0.61 per Performance Right; which was calculated by applying the 30-day volume weighted average price per Locafy share ended 30 June 2022 and a AUD:USD exchange rate of $0.7030; being the 30-day average rate ended 30 June 2022 (published by the Reserve Bank of Australia).

Shares held by Directors

The movement during the reporting period in the number of ordinary shares in Locafy Limited held, directly, indirectly or beneficially, by directors, including their related parties, is as follows:

	Held at July 1, 2021	Received on exercise of Performance Rights	Other changes (1)	Held at June 30, 2022
Total Directors	5,546,193	-	156,102	5,702,295

(1)	Other changes represent shares that were purchased or sold during the year and the automatic conversion of notes upon the Company listing on the Nasdaq stock exchange

Other related party transactions

Mr Ranko Matic held the company secretary position for the period, 1 July 2021 to 30 June 2022 and was paid A$36,000 as a retainer for those services during that period. On 23 June 2022, Mr Matic was appointed a non-executive director of the Company.

32. Events after the reporting date

●	On 1 September 2022, we acquired the business assets, technology and know-how of Jimmy Kelley Digital. Combined with Locafy’s patented publishing engine, this acquisition further enhances Locafy’s product performance and commercially allows Locafy to sell to a more “sophisticated” type of customer base. The Company has provisionally assessed that the acquisition will be recognized as an asset acquisition.
●	On 4 October 2022, the Company launched “Brand Boost”; an e-commerce focused search engine marketing tool that creates national SEO campaigns for brands and products

33. Authorisation of financial statements

The consolidated financial statements for the year ended 30 June 2022 (including comparatives) were approved by the board of directors on 15 November 2022.

Gavin Burnett	Melvin Tan
Chief Executive Officer	Chief Financial Officer

