Form 20-F
period 2023-06-30
Locafy Ltd
filed 2023-10-11
CIK 1875547

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2023

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

246 Churchill Avenue

Subiaco WA 6008, Australia

+61 409 999 339

(Address of principal executive offices)

Gavin Burnett

Locafy Limited

246 Churchill Avenue

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

On June 30, 2023, the issuer had 1,276,248 ordinary shares, no par value per share, outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued		Other	☐
		by the International Accounting Standards Board	☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

TABLE OF CONTENTS1

BASIS OF PRESENTATION

Except as otherwise indicated, references in this Annual Report on Form 20-F (“Annual Report”) to “Locafy,” the “Company,” the “Group,” “we,” “us” and “our” refer to Locafy Limited, a company incorporated under the laws of Australia, and its directly owned subsidiary on a consolidated basis.

We express all amounts in this Annual Report in U.S. dollars, except where otherwise indicated. References to “$” and “US$” are to U.S. dollars and references to “A$” are to Australian dollars. Except as otherwise noted, conversions from Australian dollars into U.S. Dollars were made at the rate of A$1.0000 to US$0.6630, which was the daily exchange rate published by the Reserve Bank of Australia on June 30, 2023.

We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

On December 7, 2022, our shareholders approved, at a general meeting of shareholders, a 1-for-20 reverse share split (the “Reverse Share Split”) of our outstanding ordinary shares and warrants (the “IPO Warrants”) issued in connection with our initial public offering in the United States, effective as of 11:00 a.m. (Australia time). Except as otherwise indicated, all share and per share information in this Annual Report gives effect to the Reverse Share Split.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Risk Factors”, “Operating and Financial Review and Prospects”, “Business Overview” and “Business”. Forward-looking statements can often be identified by the use of terminology such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy. Forward-looking statements are any statements that look to future events and include, but are not limited to, statements regarding our business strategy; trends, opportunities and risks affecting our business, industry and financial results; future expansion or growth plans and potential for future growth; our ability to attract new clients to purchase our solution; our strategy of expanding our business through strategic acquisitions and to integrate such acquisitions with our business and personnel; our ability to retain customer base and induce them to license additional products; our ability to accurately forecast future revenues and appropriately plan our expenses; market acceptance of our solutions; our expectations regarding implementation of remedial measures; our expectations regarding future revenues generated by our solutions; our ability to attract and retain qualified employees and key personnel; and the impact of the novel coronavirus (COVID-19) endemic and its ongoing effects on our business, results of operations, cash flows, financial condition and liquidity.

Forward-looking statements are neither historical facts nor assurances of future performance, and are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following:

●	our expenses, future revenues, capital requirements and our needs for financing;
●	our ability to successfully commercialize, develop, market or sell new products or adopt new technology platforms;
●	the possibility that our customers may not renew maintenance agreements or purchase additional professional services;
●	our ability to attract and retain qualified personnel;
●	our ability to adequately manage our growth;
●	our ability to maintain good relations with our partners;
●	our reliance on relationships with third parties;
●	our ability to adequately protect our intellectual property and proprietary rights;
●	our ability to regain and maintain compliance with continued listing requirements of The Nasdaq Capital Market’s (“Nasdaq”);
●	our ability to compete effectively;
●	the availability of suitable acquisition targets;
●	our ability to maintain effective internal controls; and
●	the other factors set forth under the heading “Risk Factors” of this Annual Report.

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

RISK FACTOR SUMMARY

Investing in our securities is speculative and involves substantial risk. You should carefully consider all of the information in this Annual Report prior to investing in our securities. There are numerous risk factors related to our business that are described under “Risk Factors” on page 8 and elsewhere in this Annual Report. These risks could materially and adversely impact our business, results of operations, financial condition and future prospects, which could cause the trading price of our ordinary shares to decline and could result in a loss of your investment. Among these important risks are the following:

●	Our recent growth may not be indicative of our future growth, and we may not be able to sustain our revenue growth rate in the future. Our growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

●	The market and technology space in which we participate are competitive, new, and rapidly changing, and if we do not compete effectively, introduce new features or products successfully, make enhancements to our existing products and services, or if our products and services do not perform as well as our competitors’, then our business, results of operations, and financial condition could be harmed.

●	We use third-party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in negative publicity and a slowdown in the growth of our user base, which could materially and adversely affect our business, financial condition and results of operations.

●	If we fail to manage our growth effectively, we may be unable to execute our business plan or maintain high levels of service and customer satisfaction.

●	We will face additional risks as we offer new products and services, transact with a broader array of clients and counterparties, and expose ourselves to new geographical markets.

●	Real or perceived errors, failures, vulnerabilities, or bugs in our technology could harm our business, results of operations, financial condition, and our reputation could be harmed.

●	If there are interruptions or performance problems associated with the technology or infrastructure used to operate our technology, customers may experience service outages, other organizations may be reluctant to use our technology, and our reputation could be harmed.

●	We face cybersecurity risks that could result in damage to our reputation and/or subject us to fines, payment of damages, lawsuits and restrictions on our use of data.

●	If we are unable to attract new users and organizations, our revenue growth and profitability will be harmed.

●	Any inability to deal with and manage our development and growth could have a material adverse effect on our business, operations, financial performance and prospects.

●	If we are not able to maintain and enhance our brand and increase market awareness of our company and products, our business, results of operations and financial condition may be adversely affected.

●	We cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit.

●	We have been reliant on government subsidies and research and development grants in the past and we cannot ensure that our existing capital will be sufficient to meet our capital requirements.

●	Compliance with the rapidly evolving landscape of global data privacy and security laws may be challenging, and any failure or perceived failure to comply with such laws, or other concerns about our practices or policies with respect to the processing of personal data, could damage our reputation and deter current and potential customers and end users from using our platform and products and services or subject us to significant compliance costs or penalties, which could materially and adversely affect our business, financial condition and results of operations.

●	We rely on key personnel and employees with the technical know-how to lead and operate our businesses.

●	If we fail to adequately protect our proprietary rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue, and incur costly litigation to protect our rights.

●	Our results of operations may be harmed if we are subject to a protracted infringement claim, a claim that results in a significant damage award, a third-party infringement claim, or a claim that results in an injunction.

●	We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

●	The COVID-19 endemic and its continuing effects have significantly impacted the global economy and markets and may continue to do so, which could adversely affect our business, financial condition and the trading price of our securities.

●	As a company primarily based outside of the United States, our business is subject to economic, political, regulatory and other risks associated with international operations.

●	The requirements of being a U.S. public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

●	We are a “foreign private issuer” and may have disclosure obligations that are different from those of U.S. domestic reporting companies. As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which could limit the information publicly available to our shareholders.

●	We may lose our “foreign private issuer” status in the future, which could result in additional costs and expenses to us.

●	We are an “emerging growth company,” and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our ordinary shares less attractive to investors.

●	If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

●	Substantial future sales of our ordinary shares, or the perception that these sales could occur, may cause the price of our ordinary shares to drop significantly, even if our business is performing well.

●	We do not anticipate paying cash dividends and, accordingly, shareholders must rely on share appreciation for any return on their investment.

●	Our failure to meet the continued listing requirements Nasdaq could result in a delisting of our securities.

●	We are governed by the corporate laws of Australia, which in some cases have a different effect on shareholders than the corporate laws of the United States and may have the effect of delaying or preventing a change in control.

●	U.S. civil liabilities may not be enforceable against us, our directors, our officers or certain experts named in this Annual Report.

As a result of these risks and other risks described under “Risk Factors,” there is no guarantee that we will experience growth or profitability in the future.

RISK FACTORS

You should consider carefully the following risk factors, as well as the other information in this Annual Report, including our financial statements and notes thereto. If any of the following risks were to actually occur, our business, financial conditions, results of operations and prospects could be materially adversely affected and the value of our securities could decline. The risks and uncertainties described below in this Annual Report for the year ended June 30, 2023, are not the only risks facing us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Relating to our Business and Industry

Our recent growth may not be indicative of our future growth, and we may not be able to sustain our revenue growth rate in the future. Our growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We have experienced growth since the inception of our operations. Our revenue increased by 27.3% from year- end 2022 to year-end 2023. However, you should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. We cannot assure you that we will be able manage our growth at the same rate as we did in the past, or avoid any decline in the future. To maintain our growth, we need to attract more customers, scale up our business and continue to improve our technology, among other things. Moreover, our current and planned staffing, systems, policies, procedures and controls may not be adequate to support our future operations. To effectively manage the expected growth of our operations and personnel, we will also be required to refine our operational, financial and management controls and reporting systems and procedures. If we fail to efficiently manage the expansion of our business, our costs and expenses may increase faster than we planned and we may not successfully attract a sufficient number of customers and end users in a cost-effective manner, respond timely to competitive challenges, or otherwise execute our business strategies. Our growth requires significant financial resources and will continue to place significant demands on our management. There is no guarantee that we will be able to effectively manage any future growth in an efficient, cost-effective and timely manner, or at all. Our past growth is not necessarily indicative of results that we may achieve in the future. If we fail to effectively manage the growth of our business and operations, our reputation, results of operations and overall business and prospects could be negatively impacted.

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

Additionally, the market for generative artificial intelligence (“AI”), including “chatbots”, machine learning, and generative AI workloads is an intensely competitive and rapidly evolving market, and our future financial performance may depend on our ability to adapt to, and capture new spending, in this market. If more consumers utilize AI and AI-related technology to search for online content, or if we do not successfully integrate AI with our solutions and products or integrate AI with our solutions as rapidly or effectively as other competitors within our industry, search traffic volumes through traditional search engines may decline, and our solutions and products may not compete as effectively with AI or other available solutions, which may in turn have a negative impact on our business and financial condition.

We use third-party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in negative publicity and a slowdown in the growth of our user base, which could materially and adversely affect our business, financial condition and results of operations.

Our business depends, in part, on services provided by, and relationships with, various third parties. For example, we rely on contracts with third-party suppliers such as Cloudflare, Inc. (“Cloudfare”), which provides cloud hosting services. If these contracts and services are terminated or suffer a disruption in the future and we are not able to replace or accommodate for those events in a timely and cost-effective manner, our operations and financial performance, competitive position and business prospects may be adversely impacted.

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

Part of our business strategy may, from time to time, include pursuing synergistic acquisitions. We have expanded, and plan to continue to expand, our business by making strategic acquisitions and regularly seeking suitable acquisition targets to enhance our growth. In September 2022 and June 2023, we acquired technology assets from Jimmy Kelley Digital, a marketing firm headquartered in Austin, Texas. We may fund such acquisitions using cash on hand or accessing the capital markets. To the extent we finance such acquisitions with debt, the incurrence of such debt may result in a significant increase in our interest expense and financial leverage.

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

Our technology is hosted through data centers provided by Cloudflare, a provider of cloud infrastructure services. Our operations therefore depend on the virtual cloud infrastructure hosted by Cloudflare as well as the information stored in these virtual data centers and which third-party Internet service providers transmit. Any incident affecting Cloudflare’s infrastructure could negatively affect the availability, functionality or reliability of our technology. A prolonged Cloudflare service disruption affecting our technology, or Cloudflare no longer being willing to offer its cloud infrastructure services, for example, could damage our reputation, expose us to liability, cause us to lose customers or otherwise adversely impact our business.

While our agreement with Cloudflare is ongoing for an indefinite term and may be terminated by us for any reason upon the delivery of adequate notice, or by either party if the other party is in material breach of the agreement and such agreement remains uncured for a period of 30 days, Cloudflare may also terminate our agreement at its sole discretion at any time, with or without notice for any reason or no reason at all. Cloudflare may also change or discontinue any of its virtual cloud infrastructure services from time to time, temporarily suspend our right to access or use any portion of the virtual cloud infrastructure, and may modify our agreement at any time upon requisite notice to us. While alternative cloud infrastructure services are available, we may incur significant costs and delays if we are required to transition to a new service provider, and alternative cloud infrastructure providers may provide services on terms less favorable to those offered by Cloudflare.

We face cybersecurity risks that could result in damage to our reputation and/or subject us to fines, payment of damages, lawsuits and restrictions on our use of data.

Our information systems and data, including those we maintain with our third-party service providers, may be subject to cybersecurity breaches in the future. Computer programmers and hackers may be able to penetrate our network security and misappropriate, copy or pirate our confidential information or that of third parties, create system disruptions or cause interruptions or shutdowns of our internal systems and services. Our technology may become subject to denial-of-service attacks, where a website is bombarded with information requests eventually causing the website to overload, resulting in a delay or disruption of service. Computer programmers and hackers also may be able to develop and deploy viruses, worms and other malicious software programs that attack our products or otherwise exploit any security vulnerabilities of our products. Certain of our employees have access to sensitive information about our clients’ employees. While we conduct background checks of our employees and limit access to systems and data, it is possible that one or more of these individuals may circumvent these controls, resulting in a security breach.

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

If we fail to offer a high-quality customer experience, our business and reputation will suffer.

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

To date, a substantial but declining portion of our operations have been funded through government subsidies and research and development grants. Such subsidies and grants accounted for 8.9% and 14.5% of the sum of our revenue and other income (referred to herein as “total income”) for the years ended June 30, 2023 and June 30, 2022, respectively. We expect to generate revenues primarily through license subscription fees from our customer-base and through the acquisition of additional online directories and databases to grow the number of business profiles within our network and hence the opportunity to generate increased advertising revenues.

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

Under the GDPR, restrictions are placed on transfers of personal data outside of the European Economic Area and the UK to countries which have not been deemed “adequate” by the European Commission (including the United States). As a global business, with customers and end users worldwide, we are susceptible to any changes in legal requirements affecting international data flows. On July 10, 2023, the European Commission adopted its adequacy decision for the new EU-US Data Privacy Framework following the invalidation of its predecessor, the EU-US Privacy Shield. This decision re-established a previously popular mechanism to legitimize cross-border transfers of personal data between the EU and the U.S. The new Data Privacy Framework was immediately challenged in the EU courts, just as Privacy Shield was, and it is unclear whether the new Framework will survive judicial review. While the invalidation of Privacy Shield did not invalidate the use of standard contractual clauses, a second mechanism for making lawful cross-border transfers, the decision has called the validity of standard contractual clauses into question under certain circumstances. In response, the European Data Protection Board and the UK Information Commissioner’s Office recently published new versions of the standard contractual clauses that purport to address the CJEU’s decision. Taken together, these recent legal developments have made the legality of transferring personal data from the EU to the U.S. or various other jurisdictions outside of the EU more uncertain. Due to this evolving regulatory guidance, we may need to invest in additional technical, legal and organization safeguards in the future to avoid disruptions to data flows within our business and to and from our customers and service providers. Furthermore, this uncertainty, and its eventual resolution, may increase our costs of compliance, impede our ability to transfer data and conduct our business, and harm our business or results of operations.

Outside of the EU and UK, many jurisdictions have adopted or are adopting new data privacy and security laws, which may result in additional expenses to us and increase the risk of non-compliance. For example, in the United States, various federal and state regulators, including governmental agencies like the Federal Trade Commission, have adopted, or are considering adopting, laws and regulations concerning personal data and data security. This patchwork of legislation and regulation may give rise to conflicts or differing views of personal privacy rights. For example, certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal data than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. One such comprehensive privacy law in the United States is the California Consumer Privacy Act (“CCPA”), which came into effect on January 1, 2020. Among other things, the CCPA requires companies that process information of California residents to make new detailed disclosures to consumers about such companies’ data collection, use and sharing practices, gives California residents expanded rights to access and delete their personal information, and to opt out of certain personal information sharing with (and sales of personal information to) third parties. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal data. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. The CCPA was amended in September 2018, November 2019 and September 2020, and it is possible that further amendments will be enacted, but even in its current form it remains unclear how various provisions of the CCPA will be interpreted and enforced. Additionally, a new privacy law, the California Privacy Rights Act (“CPRA”), which took take effect in most material respects on January 1, 2023, modifies the California Consumer Privacy Act significantly, including by expanding consumers’ rights with respect to certain sensitive personal information and creating a new state agency to oversee implementation and enforcement efforts, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Other state privacy laws with similarities to the CCPA, such as the Colorado Privacy Act, the Utah Consumer Privacy Act, and the Virginia Consumer Data Privacy Act, will come into force in 2023. Connecticut, Iowa, Indiana, Tennessee, Oregon, Montana and Texas have each recently passed their own general consumer privacy laws, which will come into force in 2024 and 2025, and there have been ongoing discussions and proposals in the U.S. Congress with respect to new federal data privacy and security laws to which we would become subject if enacted. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time, may require us to modify our data processing practices and policies, divert resources from other initiatives and projects, and could restrict the way products and services involving data are offered, all of which may have a material and adverse impact on our business, financial condition and results of operations.

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

Our independent registered public accounting firm has issued an opinion on our consolidated financial statements included in this Annual Report that states that there is substantial doubt in respect of the assumption that we will continue as a going concern. We have incurred substantial operating losses and have used cash in our operating activities for the past few years. As of and for the year ended June 30, 2023, we had a net loss of A$3,891,586 and net cash used in operating activities of A$2,260,971. Our consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should we be unable to continue as a going concern. We also cannot be certain that additional financing, if needed, will be available on acceptable terms, or at all, and our failure to raise capital when needed could limit our ability to continue our operations. There remains substantial doubt about our ability to continue as a going concern for the next twelve months from the date the consolidated financial statements were issued.

To date, we have experienced negative cash flow from development of our technology, as well as from the costs associated with building a sales force to market our product and services. Our ability to achieve or, if achieved, sustain profitability is based on numerous factors, many of which are beyond our control, including the market acceptance of our products, competitive product development and our market penetration and margins. If such factors become significant, we may never be able to generate sufficient revenue to achieve or, if achieved, sustain profitability.

Because of the numerous risks and uncertainties associated with further development and commercialization of our technology and any future tests, we are unable to predict the extent of any future losses or the exact timing of when we will become profitable, if ever. We may never become profitable, and you may never receive a return on an investment in our securities. An investor in our securities must carefully consider the substantial challenges, risks and uncertainties inherent in the development in our industry. We may never develop our technology and our business may fail.

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

The COVID-19 endemic and its continuing effects have significantly impacted the global economy and markets and may continue to do so, which could adversely affect our business, financial condition and the trading price of our securities.

In May 2023, the World Health Organization determined that COVID-19 no longer fit the definition of a public health emergency. COVID-19 is expected to remain a serious endemic threat for an indefinite future period and may continue to adversely affect the global economy, including as related but not limited to, supply chain issues and supply shortages, volatile market conditions and rising global inflation, which in turn could adversely affect our ability to obtain future debt or equity financing or affect the trading price of our securities, among others. It is difficult to determine the extent of the economic and market impacts from COVID-19 and its continuing effects, and the many ways in which they may negatively affect our business, the trading price of our securities or on our future results of operations and financial condition.

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

Our ordinary shares and warrants are listed on Nasdaq. As a U.S. public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, we are subject to other reporting and corporate governance requirements, including certain requirements of Nasdaq and certain provisions of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), which imposes significant compliance obligations upon us. We are also required to ensure that we have the ability to prepare financial statements that are fully compliant with all applicable reporting requirements on a timely basis. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual reports with respect to our business and operating results. Sarbanes-Oxley, as well as rules subsequently implemented by the Securities and Exchange Commission (the “SEC”) and Nasdaq, have imposed increased regulation and disclosure and require enhanced corporate governance practices of public companies. Our efforts to comply with evolving corporate governance laws, regulations and standards are likely to result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. These changes will require a significant commitment of additional resources. We may need to hire more employees in the future to comply with these requirements, which will increase our costs and expenses.

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

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act. For as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” until the fifth anniversary of the fiscal year end date following the completion of our initial public offering in March 2022, however, our status would change more quickly if we have more than $1.235 billion in annual revenue, if the market value of our ordinary shares held by non-affiliates equals or exceeds $700 million as of June 30 of any year, or we issue more than $1.0 billion of non-convertible debt over a three-year period before the end of that period.

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

Prior to our initial public offering in March 2022, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the years ended June 30, 2023 and 2022, we identified material weaknesses in our internal control over financial reporting. As a result of lacking an effective accounting review process, material adjustments were made to the financial statements for the last two fiscal years in order to be in conformity with International Financial Reporting Standards. We also identified a significant deficiency relating to insufficient written policies and procedures for accounting and financial reporting which led to inadequate financial statement closing process. To remediate our material weaknesses, we expect to incur substantially more additional costs for addressing our material weaknesses and deficiencies. Our remedial measures will include: (a) hiring qualified internal control personnel, including financial and IT personnel, to manage the implementation of internal control policies, procedures and improvement of the internal audit function, system user access, security management and data protection, as applicable; (b) developing and implementing written policies and procedures for accounting and financial reporting that meet the standards applied to public companies listed in the United States; and (c) conducting internal control training to management, key operations personnel and the accounting department, so that management and relevant personnel understand the requirements and elements of internal control over financial reporting mandated by the U.S. securities laws. We have commenced the implementation of several aforementioned remedial measures, which we expect to complete by June 30, 2024. Our ongoing remedial measures include the formal documentation of key Company controls, processes and accounting transactions. The implementation of any or all of these measures, however, still may not fully address the material weaknesses in our internal control over financial reporting. Additionally, as most of our documentation will be prepared internally, we do not expect there to be significant material costs to implement our remedial measures. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

On March 21, 2023, we received a letter from the Listing Qualifications Department of Nasdaq indicating that we did not meet the minimum of $2.5 million in shareholders’ equity required for continued listing on Nasdaq pursuant to Nasdaq Listing Rule 5550(b)(1) or the alternative compliance standards relating to the market value of listed securities or net income from continuing operations (the “Minimum Stockholders’ Equity Requirement”). The letter also indicated that we will be provided with a period of 45 calendar days to submit a plan to regain compliance, and if such plan is accepted by Nasdaq, we may be granted up to 180 calendar days from March 21, 2023 in which to regain compliance. On June 21, 2023, we received a letter from the Listing Qualifications Staff of Nasdaq indicating that, based upon our continued non-compliance with the Minimum Stockholders’ Equity Requirement, as of June 30, 2023, our securities would be subject to delisting unless we timely request a hearing before the Nasdaq Hearings Panel (the “Panel”). Further, as of June 21, 2023, we did not meet the alternative compliance standards relating to the market value of listed securities of $35 million or net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years. On August 17, 2023, we presented our appeal to the Panel and on August 24, 2023, the Panel informed us that we had been granted an exception to Nasdaq Listing Rule 5550(b)(1) until October 31, 2023 by demonstrating compliance with the Minimum Stockholders’ Equity Requirement through the filing of this Form 20-F.

We have in the past, and may in the future, be unable to comply with certain of the listing standards that we are required to meet to maintain the listing of our ordinary shares on Nasdaq. For instance, on June 30, 2022, we received a letter from the Listing Qualifications Department of Nasdaq indicating that, based upon the closing bid price of our ordinary shares for the 30 consecutive business day period, we did not meet the minimum bid price of $1.00 per share required for continued listing on Nasdaq pursuant to Nasdaq Listing Rule 5550(a)(2). Effective as of December 7, 2022, we effected the Reverse Share Split of our ordinary shares and IPO Warrants. On December 22, 2022 we received notice from Nasdaq indicating that the Company had regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2), and the matter was closed.

If we fail to satisfy the continued listing requirements of Nasdaq, such as minimum stockholders’ equity requirements or minimum bid price requirements, Nasdaq may take steps to delist our ordinary shares. Such a delisting would have a negative effect on the price of our ordinary shares, impair the ability to sell or purchase our ordinary shares when persons wish to do so, and any delisting materially adversely affect our ability to raise capital or pursue strategic restructuring, refinancing or other transactions on acceptable terms, or at all. Delisting from Nasdaq could also have other negative results, including the potential loss of institutional investor interest and fewer business development opportunities, as well as a limited amount of news and analyst coverage of us. Delisting could also result in a determination that our ordinary shares are a “penny stock,” which would require brokers trading in our ordinary shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary market for our ordinary shares. In the event of a delisting, we would attempt to take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our ordinary shares from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

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

We are governed by the Corporations Act and our principal place of business is in Australia. All of our directors and officers, reside outside of the United States, and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us and such directors, officers and experts or to enforce judgments obtained against us or such persons, in U.S. courts, in any action, including actions predicated upon the civil liability provisions of U.S. federal securities laws or any other laws of the United States. Additionally, rights predicated solely upon civil liability provisions of U.S. federal securities laws or any other laws of the United States may not be enforceable in original actions, or actions to enforce judgments obtained in U.S. courts, brought in Australian courts, including courts in the State of Western Australia. In addition, as a company incorporated in Australia, the provisions of the Corporations Act regulate the circumstances in which shareholder derivative actions may be commenced which may be different, and in many ways less permissive, than for companies incorporated in the United States.

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

While we do not believe we are a passive foreign investment company (“PFIC”), the determination as to whether we are a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules that are subject to differing interpretations. If we are a PFIC for any taxable year during which a U.S. Holder (as defined under “Item 10. Additional Information–E. Taxation–Material U.S. Federal Income Tax Considerations”) holds our ordinary shares and warrants, it would likely result in adverse U.S. federal income tax consequences for such U.S. Holder. U.S. Holders should carefully read “Item 10. Additional Information–E. Taxation–Material U.S. Federal Income Tax Considerations for United States Holders” for more information and consult their own tax advisors regarding the likelihood and consequences if we are treated as a PFIC for U.S. federal income tax purposes.

Insiders have substantial control over us which could delay or prevent a change in corporate control or result in the entrenchment of management or the board of directors.

Our directors, executive officers and principal shareholders, together with their affiliates and related persons, will beneficially own, in the aggregate, approximately 22.4% of our outstanding ordinary shares. As a result, these shareholders, if acting together, may have the ability to determine the outcome of matters submitted to our shareholders for approval, including the election and removal of directors and any merger, or sale of all or substantially all of our assets. In addition, these persons, acting together, may have the ability to control our management and affairs. Accordingly, this concentration of ownership may harm the market price of our ordinary shares by:

●	delaying, deferring, or preventing a change in control;
●	entrenching our management or the board of directors;
●	impeding a merger, takeover, or other business combination involving us; or
●	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated on April 23, 2009 in Australia under the name Gumiyo Australia Pty Ltd. On January 14, 2021, we changed our name to Locafy Limited. Our principal executive offices are located at 246 Churchill Avenue, Subiaco, Western Australia 6008, Australia and our telephone number is +61 409 999 339. On March 25, 2022, we completed our initial public offering in the United States. Our ordinary shares and warrants are listed on Nasdaq under the symbols “LCFY” and “LCFYW”, respectively. Our website address is www.locafy.com. The information contained on, or that can be accessed through, our website is not a part of this Annual Report. We have included our website address in this Annual Report solely as an inactive textual reference.

The SEC maintains an internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act that prescribe the furnishing and content of proxy statements to shareholders.

B. Business Overview

Overview

We are an Australian company currently focused on commercializing our Software as a Service (“SaaS”) online Search Engine Optimization (“SEO”) technology (“Technology”). Our Technology publishes search engine optimized web pages using a combination of data integrations and generative AI (“Content”) and our “Entity Based” SEO technology and know-how (“Site Structure”). Once the Content and Site Structure is integrated with our Technology, the production of search engine optimized web pages is largely automated, which enables us to scale production. Based on our testing and those active in production, these web pages are highly likely to appear prominently in search engine results pages (“SERP”) for search keywords relevant to those web pages, more rapidly than alternative solutions.

“Local search” is one of the strongest emerging trends in SEO, with consumers increasingly searching for products and services in close proximity to their immediate location. According to Safari Digital, approximately 46% of all Google searches include “local intent”. Our Technology provides users with a cost-effective solution to increase their online visibility and thereby increase the likelihood that consumers searching online for local products and services will find the end customer’s business. Our “first generation” local search product, Proximity Network, enabled our end users to gain search relevance for a specific keyword and location. For this product, our Technology creates a separate landing page for each keyword and location combination and automates the interlinking of those pages, creating a network of pages, which effectively operates as a niche micro-directory for a customer. Our ongoing research and development to improve our Technology resulted in the June 2023 release of our Local Pages product (“Local Pages”), a more advanced local search product that utilizes our local “Site Structure”. This product does not require a consumer to enter a location in their search query as the pages are designed to rank locally, for a broader range of keywords relevant to the business, based on where the consumer is physically searching from. We believe that Local Pages also generally perform better in SERP results as compared to Proximity Networks for a wider range of keywords.

In August 2022, we acquired technology assets from Jimmy Kelley Digital, which enabled us to extend our product offering beyond local search solutions to now include “national search” and “brand search” solutions.

National search solutions allow us to access a wider market opportunity by enabling end users to reach a broader audience for “national” search terms. Our research and development into ranking factors for “national” search terms has led to pioneering “Entity-Based” SEO. Based on our research, an “Entity” is the highest order keyword or reference point attributed by search engines that they use to help establish the context of a website. This form of SEO focuses on search optimization of the Entity, which by default encompasses a collection of associated keywords. The effect is to gain leverage across multiple keywords through the optimization of a singular Entity, which from our testing, dramatically enhances the search relevancy of a web page. We are now incorporating this breakthrough technology across our entire product range. Our National SEO solutions combine Content with national search optimized Site Structures.

Brand search solutions are primarily focused on improving search prominence for products sold via online marketplaces, in particular, on Amazon. On October 4, 2022 we launched our Brand Boost product which is an e-commerce SEO marketing tool. Our Brand SEO solutions combine Content with brand optimized Site Structures.

Fundamental to each of our search solutions are the landing pages created through our Technology; each of which are configured for a specific use case. Our landing pages contain features that would otherwise require significant manual effort to achieve or the application of additional and more expensive solutions. For instance, in order to achieve superior SERP rankings we optimize our landing pages to enable search engines to detect and understand the relevant page content based on a specific “Entity”. We also automatically incorporate other contributing factors affecting SERP rankings include page speed, accessibility security, and unique quality content, for which we are able to leverage generative artificial intelligence (“AI”).

We also operate a Publishing division, which includes ownership of Hotfrog, a global online business directory, and three additional Australian-focused directories, AussieWeb.com.au (“AussieWeb”), PinkPages.com.au (“PinkPages”) and SuperPages.com.au (“SuperPages”). Combined, these directory assets contain more than 46 million business listings and an email database of approximately 245,000 subscribers.

We believe these large customer databases represent significant untapped commercial potential as we continue our research and development into how to produce individual landing pages from the directory databases on a large-scale. In June 2023, we commenced in-market trials with two of our existing partners to programmatically generate Local Pages using business listing content drawn from our business directory database and supplemented with other content sources, including the end user’s Google Business Profile and generative AI content.

Our Industry

For the approximate 334 million businesses worldwide that may be seeking to get found online for the products and services they offer, there are two main alternatives. The first is to pay for digital advertising and the alternative is to buy SEO services to enhance their own online presence. Both markets are substantial, with annual spend on digital advertising anticipated to be over $600 billion in 2023.

Before the advent of search engines such as Google, Yahoo! and Bing, one method for finding information online was through web directories. A web directory is a searchable catalog of links to external websites. The links are typically organized according to categories, for example “professional services > bookkeeping.” A person searching for information can also browse by category or type a query in a search box. Many of these early web directories were built by companies that owned print directories, and they tended to employ the same commercial strategies online as they did in print. That business model has been superseded by search engine tactics that favor results for the most relevant service in the nearest proximity to the search user. Search engines now effectively operate in competition to traditional directory business models.

Search engines are programs that create a catalog of information by, amongst other things, scanning the Internet to assess the structure of websites and the content within websites. Internet users utilize search engines through the use of keyword(s) search terms. Search engines like Google have developed a series of algorithms to determine what content is best served for a particular keyword search. While search engines do not publish specific details about how their search algorithms operate, SEO is the method used to increase the likelihood of obtaining a high ranking (ideally first page) for relevant keyword searches.

The goal for many content publishers (i.e., business owners) is for their own website or other online presence solutions to appear in the first SERP for related keyword searches. For example, a plumber may want to feature in searches where the keywords are “hot water systems” or “leaking tap.” Accordingly, a website’s keyword ranking is very important because the higher a website ranks in the SERP, the more likely Internet users will view the website, which is likely to then generate more calls, map views, requests for directions or form fills. This means the business can be expected to acquire more sales leads, which could generate more revenue.

An alternative and common internet marketing strategy involves paying an advertising fee to a search engine to appear in specific keyword search results. Google Ads (formerly Adwords) is an example of such a program. The major disadvantages to a business of implementing such a strategy are cost, complexity and a behavioral phenomenon coined “banner blindness,” which describes the phenomenon of users having learned to ignore content that resembles ads, is located in close proximity to ads, or that appears in locations traditionally dedicated to ads.

Studies have shown that 94% of people skip over paid search adverts. Given the challenges with paid advertising, we believe content publishers prefer solutions like those offered by Locafy that are based on SEO principles which promote organic search results.

Our Strategy

Historically, we have applied our Technology on websites owned by end users as well as on landing pages that we own. However, the reliance on end users to assist with implementations is neither efficient nor scalable and should customers cancel, they would still retain the benefit of the SEO improvements already made by our Technology. We intend to increasingly apply our Technology on our own online properties as a priority and utilize our landing pages as the foundation for all of our SEO solutions. By utilizing our proprietary landing pages, we are able to realize a number of benefits, including:

●	Speed to market: we do not need to access an end user’s existing website and therefore we can create and deploy our landing pages with minimal reliance on the end user to undertake any necessary actions or modifications to their systems;
●	Accuracy: we intend to “lock down” critical elements of our landing pages so that our partners and end users are unable to make changes that will inadvertently cause a negative impact on its SEO performance;
●	Speed to impact: because our landing pages incorporate our proprietary site structures the time required for the landing pages to rank highly in SERP results is improved;
●	Control: search algorithms constantly change which requires website owners to constantly monitor for and adapt to any future changes. As we have control over the landing pages, any necessary maintenance can be applied more effectively;
●	Intellectual Property retention: we are able to more effectively retain key aspects of our technical know-how;
●	Asset retention: by retaining ownership of the landing pages we are effectively building a portfolio of online properties which provides us flexibility as to how we are able to monetize these assets. At a basic level, we are able to extend our advertising reach through the placement of Google Ads. We can also lease the landing pages to end users and should this arrangement terminate (e.g. non-payment or cancellation) the end user does not retain the benefit of the Technology had it been applied to their own website. Further, we would then be able to re-lease the landing page by simply changing content applicable to another end user. This is a more sophisticated application of a “rank and rent” business model; and
●	Cost effectiveness: depending on the SEO solution acquired, there is typically little to no associated setup fees.

Our Products and Services

We provide an integrated suite of solutions with the objective of helping to maximize the online marketing presence for business owners. The products we offer can be broadly categorized as: Publishing and SEO solutions. Further, within SEO solutions we have products that are applicable to Local, National and Brand related searches.

Publishing

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

We have several commercial agreements with citation management companies that pay a fee to connect to our directories via API to publish citations for their clients. The attraction for citation management companies is that our directory network attracts high volumes of Internet traffic and clicks as a result of consumers searching for local products and services. We intend to continue to seek out additional commercial citation management opportunities and to add to our publishing network through the production of additional niche directories or acquisition of relevant directories, databases and complementary technologies.

We also intend to continue our directory network upgrades to further develop the automated production of web products from the data published to the directories. In June 2023, we commenced in-market trials with two of our existing partners to programmatically generate Local Pages using content drawn from our business directory listing data and supplemented with other data sources, including the end user’s Google Business Profile and AI-generated content. We intend to extend our commercial agreements with these and other partners for Local Pages subscriptions.

Local SEO solutions

Our SEO solutions are designed to gain online marketing prominence for specific keywords within specific locations either for businesses with a physical address or businesses that operate in a specific service area.

Proximity Pages and Proximity Networks

The primary purpose of our Proximity Pages is to create a prominent and relevant online presence in a business’s immediate proximity in order to deliver more sales leads at a lower cost of acquisition than alternative methods. Typical calls to action include chat-bots, click-to-call, click-to-book, request directions and request-a-quote (via basic form fill). A Proximity Network is a collection of interlinked Proximity Pages. The power of each Proximity Page when combined with the interlinking of related pages within a single solution provides additional SEO benefits that generally result in improved page ranking for the desired keywords. The Proximity Pages and Proximity Networks complement a customer’s existing online marketing presence and do not require any adjustment to their existing website.

Local Pages

Local Pages campaigns employ our local search optimized Site Structures, which focuses on optimizing the landing pages we publish for a relevant primary keyword (“Entity”). The term “Entity” describes the effect of having keywords naturally associated with a primary keyword to form a “cluster” of related search terms. Once that optimization takes effect, amongst other advantages, the Local Pages will typically rank for the cluster of keywords relevant to that Entity without needing to specifically optimize all of the associated keywords on the landing pages.

Map Pack Booster

Our Map Pack Booster (previously marketed as “Proximity Booster”) involves optimizing a client’s Google Business Profile (“GBP”) by linking it to our Proximity Network or Local Pages products. By linking one of our Local SEO products to the GBP, we ensure there is a consistent and relevant optimized web presence promoting the keywords contained in the GBP. Through this process, we believe we can achieve faster and higher-ranking results within Google’s “Local Pack” for competitive keywords. We believe it is a distinct commercial advantage for a business to appear in the top 3 of a “Local Pack” given its positioning and prominence in Google search results, emphasized by the fact that around 32% of local organic traffic is generated from the Top 3 map pack results.

National SEO solutions

Keystone

Our breakthrough Keystone product enables our landing pages to rapidly achieve search prominence on a national scale. The Keystone solution promotes the “Entity” associated with the business but does not associate that with a specific location. For this solution, we utilize our national search optimized Site Structure, which enables the landing page to rank highly in generic national SERP results.

Brand SEO solutions

Brand Boost

Our Brand Boost product has the potential to rapidly increase online product sales in e-commerce marketplaces. In this use-case we utilize our landing pages to optimize for search rankings within online marketplaces (e.g., Amazon) for products associated with a brand. Historically, clients have typically reported increased sales between 20% to 60% following this technology being implemented. Our brand search optimized Site Structure is utilized for this solution.

Our Competitive Strengths

Typical providers of SEO solutions could be broadly classified into three categories: enterprise level organizations, digital media agencies and SEO freelancers. We believe we have both a technological and commercial competitive advantage over each of these alternative service providers. Indeed, many of these types of SEO solution providers become our customers because our Technology automates a lot of otherwise manual work and we achieve superior results compared to what they would otherwise be able to achieve.

Technology Advantages

Site Structure and Know-How

The advantages of our Technology have been gained through years of meticulous research, development and live testing. This has resulted in the development of proprietary know-how on the optimal website structure to implement to meet a broad range of SEO objectives. In addition to the SEO site structure, our landing pages incorporate known search ranking factors relating to speed, accessibility, security and unique quality content. This know-how has been embedded within our Technology platform which facilitates ease-of-application, repetition and scale.

Time to effect

Our current generation landing pages are particularly effective in rapidly achieving high-ranking search results, especially when compared to traditional SEO techniques such as “back-linking” and “content-first focus”. These traditional methods often take months to take effect (if at all), whereas our technology has the ability to generate a Page 1 search result within 30 days of implementation and oftentimes much faster than that. We achieve these results due to our proprietary Site Structure.

Commercial Advantages

Scale

Throughout our operational processes, we aim to have minimal human intervention as necessary. Our Platform’s customer “self-serve” capability allows our partners and customers to purchase and implement our SEO products, which for those customers connected to our Platform via API, can be largely pre-populated with existing content. Our Technology enables very high volumes of websites to be developed through automation which accordingly allows us to operate at scale.

Large-enterprise media groups typically service tens of thousands of customers using either third party SEO technology or their own technology solutions. Digital agencies typically service dozens to hundreds of clients while SEO freelancers typically service a handful of customers. The amount of manual work required to deploy alternative SEO solutions for any of these competitors is a limiting factor in their ability to scale.

Set up time

We automate many SEO tasks that would otherwise take considerable time, cost and manual effort to undertake. The typical set up time for our solutions is minutes as compared to potentially weeks or months for alternative comparative solutions. This is due, in part, to the fact we do not need to interact with the client’s existing website, which would typically require substantial changes to its foundations in order to obtain an equivalent SERP ranking performance. By default, our landing pages already incorporate key proprietary SEO technologies, which makes implementations more efficient and effective. We can also add Content to the site in a largely automated manner.

Set up Costs

Given that our SEO solutions can be largely automated, we have the option to waive or charge a minimal set up fee, whereas digital agencies and SEO freelancers would generally charge a few thousand dollars through to tens of thousands of dollars in set up fees as they are providing a labor-intensive service.

Additionally, because our SEO solutions have the ability to demonstrate SERP ranking performance in a short period of time (i.e., typically within 30 days from implementation), customers can quickly see results as compared to other service providers who typically set expectations with customers of achieving results within 6 to 12 months from implementation.

Revenue Model and Commercial Overview

Revenue Model

Our revenue model is focused on securing long-term, recurring revenue contracts both within our Subscription and Publishing revenue lines. Our Subscription revenues are derived via both direct-to-end user and channel sales. The delivery of these contracts may incorporate professional services, however, these services tend to be limited in scope as most implementations are highly automated. In the case of Publishing revenues, we primarily earn income through the bulk-publishing of business profiles online and through advertising generated by online user traffic.

Direct clients are typically charged our recommended retail price (“RRP”) and can also qualify for volume discounts. Resellers are typically charged wholesale prices which are a discount to RRP.

Subscription Fee Revenues

We charge recurring subscription fees for our products across our Local, National and Brand range of SEO solutions.

Local SEO

Our Local SEO products currently comprise of Proximity Networks, Local Pages and Map Pack Boosters.

Proximity Networks are used to enhance search rankings for a target keyword within a defined geographical location. We generate a landing page for each keyword and location combination being targeted. The size of the network will therefore depend on the volume of keywords and locations with the volume being the multiple of those two factors. For example, a client that selects five (5) keywords and 50 locations will have a 250 page Proximity Network. We typically charge a monthly subscription fee based on the volume of pages within each Proximity Network.

Local Pages are typically charged as a monthly subscription fee for each campaign.

Map Pack Booster can be implemented as a standalone solution or sold in conjunction with either Proximity Network or Local Pages. The solution effectively amplifies a customer’s GBP to gain search prominence in Google’s Map Pack. We typically charge an additional monthly subscription fee for each application of Map Pack Booster.

National SEO

Keystone, our National SEO product, is currently charged as a flat monthly subscription fee for each campaign. However, because the value of each Keystone keyword can be significantly different due to its search popularity, we continue to evaluate the commercial viability of adopting a “market-based” or “value-based” pricing model. In certain cases, we may charge professional fees to implement Keystone.

Brand SEO

Brand Boost, our Brand SEO product, is currently charged as a flat monthly subscription fee for each campaign. However, because Brand Boost seeks to drive search traffic to e-commerce websites and marketplaces, we continue to evaluate the commercial viability of adopting a “value-based” pricing model where we are able to share in any increase in end-user sales revenue. In certain cases, we may charge professional fees to implement Brand Boost.

Advertising Revenues

We generate advertising revenue from our online Publishing assets, including the global directory network Hotfrog and a number of Australian-focused directories including AussieWeb, PinkPages and SuperPages.

From each directory, additional advertising revenue is generated, for instance, from Google Ads (formerly Adsense), which is variable and based on a number of factors, including site traffic. In some cases, business owners also pay a premium advertising rate to appear higher within a specific directory’s search results pages.

We also generate revenue through bulk listing contracts. We enter into commercial contracts with owners or managers of online business databases, including citation management companies that seek to advertise their client’s business profile on our Publishing Network of online directories. This can range from a few thousand listings up to several million listings. The fees we charge are typically relative to the volume of business listings being published, with contracts being either fixed-price for an agreed term or variable based on the volume of profiles being published.

Service Fee Revenues

We may enter into commercial contracts with clients to produce various online publishing solutions in exchange for service fees. These solutions typically relate to bespoke applications of our existing products. Under these contracts, we may also charge ongoing service fees to maintain and support the solution in a managed services arrangement.

Commercial Overview

To support our revenue model, our commercial drivers are to partner with more Publishers and Resellers. We also maintain a direct-to-end user customer base.

Publishers

We have existing commercial agreements with diversified media organizations who wish to increase their online audience reach. Our technology improves the online search prominence of their publications, which the media organizations themselves are able to monetize on their online publishing “mastheads”. On June 22, 2023 we announced the signing of an agreement with a prominent U.S.-based diversified media company to sell our Keystone technology to its portfolio of clients that advertise on their media assets. While no revenues were generated in the year ended June 30, 2023 as a result of this agreement, we expect significant revenues to be recognized in the year ending June 30, 2024 and future periods.

We also partner with data aggregation companies who provide citation management services whereby their business users are able to centrally manage their advertised business profile across multiple online directories, search engines, applications and maps. Data aggregation companies connect to our Publishing API, to facilitate automated bulk publishing to one or more of our owned directories. We currently collectively publish on our Hotfrog directory property more than 8 million business profiles originated from data aggregation companies.

During the year ended June 30, 2023, revenues from our data aggregation partners grew 34.1% to A$871,502 (2022: A$649,937) due to the net new increase in the number of partners connected to our Publishing API. Advertising revenues across our network of directory properties remained steady at A$313,882 (2022: A$314,513).

As a result of enhancements made to our Publishing API in June 2023, we have extended the functionality for our data aggregation partners to re-purpose the business profile data they provide to us to additionally produce our Local SEO products for resale. We are currently undergoing live trials of this solution with two long standing clients, both of whom are data aggregation companies.

We are also optimistic about the potential of applying Proximity Networks towards our own online directory properties. Our strategy is to increase both the number of pages as well as the search prominence of those pages with an expectation of increased search impressions, leading to increased advertising revenues.

Resellers

An important component of our business model includes creating a sales network by leveraging resellers who supply our products and services to their end-user client base. Our resellers typically manage many business profiles, ranging from a few dozen for smaller agencies, to several thousand for mid-sized agencies, to hundreds-of-thousands or even millions for Publishers. By initially engaging with these types of channel partners, we reduce upfront sales and marketing costs and gain access to large client bases where there is a strong existing client relationship with a trusted service provider.

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

In some markets, we engage master resellers, which are resellers that that have the rights to appoint resellers within their own network. In these cases, the master reseller appoints customers both directly and via their reseller network.

During the year ended June 30, 2023, revenues from our reseller sales channel grew 15.5% to A$2,229,913 (2022: A$1,929,836). The growth was comparatively modest as our strategy was to simply maintain existing reseller customers while we completed the development of our newer range of products incorporating our Entity-based technologies. Selling the Entity-based technologies to new resellers would avoid confusion and reduce support and maintenance costs for both ourselves and our resellers.

Direct-to-End Users

Historically, we have built (organically and via acquisitions) a direct-to-end user customer base. While our current strategic focus is to grow our Publisher and Reseller channels, our Direct channel still remains significant. During the year ended June 30, 2023, revenues in this segment increased 47.6% to A$1,961,396 (2022: A$1,328,403). The growth is mainly attributed to an increase in customers and subscriptions in Australia and North America.

Growth Strategy

Our main objectives are to rapidly expand our reseller channel network, primarily in the North American and Australian markets, and through automation, expand their uptake. We also intend to accelerate our data acquisition activities and data synchronization projects to maximize the addressable market within our ecosystem to which we can apply our Technology.

Our growth strategy is to:

1.	Leverage our existing substantial databases of small businesses and digital agencies to automate the production of high performing landing pages to drive both subscription and advertising revenues.
2.	Deliver API access to data partners including directories, citation management companies and large media agencies to scale the delivery of highly optimized landing page solutions in key markets.
3.	Grow our reseller base in North American and APAC markets to deliver a network effect of growth of end customers using our products.
4.	Deploy leading edge SEO solutions to resellers to ensure we are delivering innovative solutions that are rapid to deploy and rapid to take effect.
5.	Continue to refine our local, national and brand focused SEO products to ensure we stay ahead of the market in terms of automated SEO offerings delivered by SaaS.

In addition, we will:

●	increase the velocity of data synchronization projects with database owners, online directories, SEO agencies and citation management companies to enable more resellers to market and sell our products directly from the resellers’ own administration dashboards;
●	undertake acquisitions of relevant digital agencies, online directories and databases to grow the number of business profiles within our network and marketing control, which has the potential to increase the number of direct clients that subscribe to our products;
●	complete a major data migration project to unify all current business profiles across our disparate online publishing network, thereby enabling streamlined customer management, sales and marketing;
●	increase the production of niche business directories utilizing our own technology to target high value business categories to generate advertising and subscription revenues;
●	enhance the scale of our existing commercial partners;
●	further develop our technology and its capabilities; and
●	upgrade and implement new internal systems and reporting to support our anticipated growth and any increased commercial activities.

We intend to seek additional staffing and resources as needed to assist in implementing these key objectives, secure new commercial contracts and service our existing client base, particularly in engineering, marketing and design to help grow the business and facilitate this commercialization strategy.

We plan to generate increased revenues through existing partnerships and also through securing new commercial partnerships. We also plan to explore new acquisitions and business initiatives, which expand both our client base and the capabilities of our technology and solutions in both existing and new markets.

We plan to target clients who own or manage large online databases and are seeking to reduce their operating costs, increase their organic traffic and increase revenues from advertising and lead generation solutions. Accordingly, the type of commercial partners that we are targeting include online directory publishers, data management companies, digital agencies, large media companies and domain registrars.

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

Given the recent advent of AI and chatbots, it is too early to properly assess its impact on how consumers search for online content and the effect this will have on us and our technology.

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

C. Organizational Structure

We commenced activities in April 2009. The chart below illustrates our organizational structure, including the dates and jurisdictions of incorporation. As of the date hereof, Moboom USA Inc. has ceased operations and remained dormant during the year. We intend to formally close the company at an appropriate time.

D. Property, Plants and Equipment

We are headquartered in Perth, Australia where we lease and occupy for office space approximately 603 square meters (approximately 6,490 square feet) as of the date of this Annual Report. The current lease term expires in November 2026, and we believe that our existing facilities are generally adequate to meet our current of future needs, but we expect to seek additional space as needed to accommodate future growth.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are an Australian company currently focused on commercializing our Software as a Service (SaaS) online Search Engine Optimization (SEO) technology (“Technology”). Our Technology publishes search engine optimized web pages using a combination of data integrations and generative AI (“Content”) and our “Entity Based” SEO technology and know-how (“Site Structure”). Once the Content and Site Structure is integrated with our Technology, the production of search engine optimized web pages is largely automated which enables the Company to scale production. Based on our testing and those in production, these web pages are highly likely to appear prominently in search engine results pages (“SERP”) for search keywords relevant to those web pages, more rapidly than alternative solutions.

Fundamental to each of our search solutions are the landing pages created through our Technology; each of which are configured for a specific use case. Our landing pages contain features that would otherwise require significant manual effort to achieve or the application of additional and more expensive solutions. For instance, in order to achieve superior SERP rankings we optimize our landing pages to enable search engines to detect and understand the relevant page content based on a specific “Entity”. We also automatically incorporate other contributing factors affecting SERP rankings include page speed, accessibility security, and unique quality content, for which we are able to leverage generative artificial intelligence (“AI”).

We also operate a Publishing division, which includes ownership of Hotfrog, a global online business directory, and three additional Australian-focused directories, AussieWeb.com.au (“AussieWeb”), PinkPages.com.au (“PinkPages”) and SuperPages.com.au (“SuperPages”). Combined, these directory assets contain more than 46 million business listings and an email database of approximately 245,000 subscribers.

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

Comparison of the Years Ended June 30, 2023 and 2022

The following table sets forth information concerning our operating results for the years ended June 30, 2023 and 2022:

	Year Ended June 30,
	2023 A$	2022 A$
Revenue	5,376,693	4,222,689
Other income	993,493	1,298,499
Technology expense	(1,718,974)	(1,805,432)
Employee benefits expense	(5,267,246)	(4,411,926)
Occupancy expense	(113,572)	(66,365)
Advertising expense	(318,492)	(414,012)
Consultancy expense	(874,638)	(1,691,544)
Depreciation and amortization expense	(1,355,170)	(852,361)
Other expenses	(213,051)	(245,079)
Impairment of financial assets	(295,262)	(376,606)
Operating loss	(3,786,219)	(4,342,137)
Financial cost	(105,367)	(748,190)
Loss before income tax	(3,891,586)	(5,090,327)
Income tax expense	-	-
Loss for the year	(3,891,586)	(5,090,327)
Other comprehensive income	(23,010)	(48,453)
Total comprehensive loss for the year	(3,914,596)	(5,138,780)

Revenue

	Year Ended June 30,		Change
	2023 A$	2022 A$	A$	%
Revenue	5,376,693	4,222,689	1,154,004	+27.3%
Other income	993,493	1,298,499	(305,006)	-23.7 4%

Subscription revenues grew 26.8% to A$4,020,241 (2022: A$3,169,094). The increase in subscription revenues was modest compared to previous years as we did not aggressively pursue new business while we incorporated technologies acquired from Jimmy Kelley Digital into our developed Technology. As this was a significant upgrade that would have key technologies “baked-in” to improve page performance, reduce input errors and require lower maintenance, our preference was to wait for these new products to be available for commercial release in June 2023.

The intellectual property acquired from Jimmy Kelley Digital also provided us with a platform to access a new customer segment comprising SEO specialists who understand the benefits from the Company’s implementation of Entity-Based SEO. Approximately A$700,000 was derived from this segment during the relevant period post-acquisition, comprising both direct and channel partner customers.

Advertising revenues have remained steady at A$315,524 (2022: A$316,713). Given our technical focus on Platform upgrades, we reduced R&D efforts related to the creation and publication of our proposed “decentralised” directories. That said, the Platform upgrade itself will serve as the foundation for further work to grow our directory network and associated advertising revenues.

Data revenues increased by 34.1% to A$871,502 (2022: A$649,937). The growth in Data revenues was due to the net new increase in the number of partners connected to our Publishing API during the year. While not having a significant financial impact during the year ended June 30, 2023, our recent Platform technology upgrade included enhancements to our Publishing API so that both are now in the same Locafy technology ecosystem. As a result, data partners will have the ability to programmatically create additional online assets for resale to their end user customers and potentially lead to increased demand for our subscription revenue products.

Other Income

Other income decreased by 23.4% to A$993,493 (2022: A$1,298,499) primarily due to the year ended June 30, 2022 including R&D tax incentive grants for both the years ended June 30, 2022 and 2021, and a significantly lower foreign exchange gain during the year ended June 30, 2023, partially offset with a gain from the extinguishment of a liability.

Operating Expenses

	Year Ended June 30,		Change
	2023 A$	2022 A$	A$	%
Technology expense	(1,718,974)	(1,805,432)	86,458	-4.8%
Employee benefits expense	(5,267,246)	(4,411,926)	(855,320)	+19.4%
Occupancy expense	(113,572)	(66,365)	(47,207)	+71.1%
Advertising expense	(318,492)	(414,012)	95,520	-23.1%
Consultancy expense	(874,638)	(1,691,544)	816,906	-48.3%
Depreciation and amortization expense	(1,355,170)	(852,361)	(502,809)	+59.0%
Other expenses	(213,051)	(245,079)	32,028	-13.1%
Impairment of financial assets	(295,262)	(376,606)	81,344	-21.6%
Total Operating Expenses	(10,156,405)	(9,863,325)	(293,080)	+3.0%

During the year ended June 30, 2023, total operating expenses increased 3.0% primarily due to an increase in employment related expenses and an increase in amortization expenses, partially offset through lower consultancy expenses.

Technology expense. Technology expense includes the software and hosting services required to operate and maintain our platform, software that we use in the management of our broader operations, and third-party solutions that we may offer for resale. The decrease in technology expense for the year ended June 30, 2023 compared to the year ended June 30, 2022 is primarily attributed to a A$194,387 reduction in expenses related to third party “signals” software required in the delivery of our solutions, resulting from the conclusion of minimum purchasing commitments and partially offset by the A$120,813 increase in costs associated with the development and maintenance of new technologies acquired from Jimmy Kelley Digital.

Employee benefits expense. The most significant components of operating expenses are personnel costs, relating to our engagement of employees and contractors, together with associated expenses including recruitment, payroll taxes and insurances. Employee benefits expenses increased 19.4% to A$5,267,246 for the year ended June 30, 2023 (2022: A$4,411,926). The increase in expenses was mainly due to an increase in headcount during the first half of the year ended June 30, 2023. Through the acquisition of Jimmy Kelley Digital, we shifted our development efforts and streamlined all areas of the organization, in particular in sales and operations, leading to a significant reduction in employee and contractor expenses during the second half of the year ended June 30, 2023. At June 30, 2023, we had 34 employees globally (2022: 50). The year ended June 30, 2023 included A$460,603 in non-cash share-based payment expenses, which was primarily related to the issue of performance rights from prior years.

Occupancy expense. The increase in occupancy expenses for the year ended June 30, 2023 compared to the year ended June 30, 2022 was primarily due to a contractual increase in lease costs for our Perth office, the adoption of leased premises in connection with the acquisition of assets from Jimmy Kelley Digital, partially offset by the termination of short-term office premises.

Advertising expense. Advertising expenses decreased in the year ended June 30, 2023 as compared to the year ended June 30, 2022 primarily due to a reduction in trade show attendance and associated costs, together with the reduction in the engagement of marketing consultants.

Consultancy expense. Consultancy expense for the year ended June 30, 2023 was A$874,638 (2022: A$1,691,544) with the decrease primarily due to the costs associated with our initial public offering during the year ended June 30, 2022. However, the year ended June 30, 2023 included additional costs related to audit, compliance and investor relations.

Depreciation and amortization expense. The increase in depreciation and amortization expense to A$1,355,170 for the year ended June 30, 2023 (2022: A$852,361) was as a result of our acquisition of technology and other assets and our capitalization of development costs.

Other expenses. The movement in other expenses primarily related to a reduction in foreign exchange costs.

Impairment of financial assets. There was an increased focus on debtor collections during the year ended June 30, 2023, incorporating among other things, a greater involvement from account managers (e.g., linking commissions to collections), referrals to external debt collections agencies and the increased collection of customer credit card and direct debit details.

Comparison of the Years Ended June 30, 2022 and 2021

The following table sets forth information concerning our operating results for the years ended June 30, 2022 and 2021:

	Year Ended June 30,
	2022 A$	2021 A$
Revenue	4,222,689	2,191,425
Other income	1,298,499	788,258
Technology expense	(1,805,432)	(651,644)
Employee benefits expense	(4,411,926)	(2,359,459)
Occupancy expense	(66,365)	(52,219)
Advertising expense	(414,012)	(67,575)
Consultancy expense	(1,691,544)	(240,928)
Depreciation and amortization expense	(852,361)	(397,506)
Other expenses	(245,079)	(132,515)
Impairment of financial assets	(376,606)	(14,690)
Operating loss	(4,342,137)	(936,853)
Financial cost	(748,190)	(58,913)
Loss before income tax	(5,090,327)	(995,766)
Income tax expense	-	-
Loss for the year	(5,090,327)	(995,766)
Other comprehensive income	(48,453)	(1,653)
Total comprehensive loss for the year	(5,138,780)	(997,419)

Revenue

	Year Ended June 30,		Change
	2022 A$	2021 A$	A$	%
Revenue	4,222,689	2,191,425	2,031,264	+92.6%
Other income	1,298,499	788,258	510,241	+64.7%

Publishing: While revenues from our data aggregation partners grew modestly at 7.9% to A$649,937 for the year ended June 30, 2022 (2021: A$602,304), advertising revenues grew 77.5% to A$314,513 for the year ended June 30, 2022 (2021: A$177,126). The growth in advertising revenues was due to an expansion of online properties carrying advertising together with an improvement in on-page SEO, leading to higher page impressions. As we accelerate our creation of online properties using our core technologies, we expect advertising revenues to continue to grow strongly.

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

Other Income

Other income primarily relates to funding through various Australian government grants and subsidies. Our main source of funding is through an R&D Tax Incentive program, which for the year ended June 30, 2022 included both the actual cash received with respect to our claim for the year ended June 30, 2021 plus the cash funding estimated to be received with respect to claimable expenditure of A$757,609 for the year ended June 30, 2022 (2021: A$497,358). A further A$495,457 is attributed to unrealized foreign exchange gains primarily due to the Company holding significant U.S. Dollar financial assets combined with the appreciation of the U.S Dollar against the Australian Dollar. For the year ended June 30, 2022, we did not receive any government subsidies due to COVID-19 (2021: A$290,900).

Operating Expenses

	Year Ended June 30,		Change
	2022 A$	2021 A$	A$	%
Technology expense	(1,805,432)	(651,644)	(1,153,788)	+177.0%
Employee benefits expense	(4,411,926)	(2,359,459)	(2,052,467)	+86.9%
Occupancy expense	(66,365)	(52,219)	(14,146)	+27.0%
Advertising expense	(414,012)	(67,575)	(346,437)	+512.6%
Consultancy expense	(1,691,544)	(240,928)	(1,450,616)	+602.0%
Depreciation and amortization expense	(852,361)	(397,506)	(454,855)	+114.4%
Other expenses	(245,079)	(132,515)	(112,564)	+84.9%
Impairment of financial assets	(376,606)	(14,690)	(361,916)	+2,463.6%
Total Operating Expenses	(9,863,325)	(3,916,536)	(5,946,789)	+151.8%

During the year ended June 30, 2022, operating expenses broadly increased due to our expanding commercial operations.

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

Employee benefits expense. The most significant components of operating expenses are personnel costs, relating to our engagement of employees and contractors, together with associated expenses including recruitment, payroll taxes and insurances. Employee benefits expenses increased 86.9% to A$4,411,926 for the year ended June 30, 2022 (2021: A$2,359,459) due to our increased number of employees as we expand our capabilities across all of our functional areas (i.e., sales, marketing, operations and R&D). At June 30, 2022, we had 50 employees globally (2021: 21).

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

B. Liquidity and Capital Resources

Overview

Since our inception and through June 30, 2023, we have financed our operations and capital expenditures primarily through cash flows generated by operations and sales of our equity securities. From our inception in 2009 through to June 30, 2023, we have raised in excess of A$47 million of equity capital.

Comparison of the Years Ended June 30, 2023 and 2022

The following table shows our cash, accounts receivable and working capital as of the dates indicated:

	As at June 30,
	2023 A$	2022 A$

Cash and cash equivalents	3,174,700	4,083,735
Accounts receivable, net	1,288,513	1,203,249
Current liabilities	(3,773,625)	(2,917,209)
Working capital (1)	689,588	2,369,775

(1)Working capital is defined as current assets less current liabilities.

The table below presents our cash flows for the periods indicated:

	Years Ended June 30,
	2023 A$	2022 A$
Net cash used by operating activities	(2,260,971)	(4,240,436)
Net cash used by investing activities	(1,619,616)	(2,005,531)
Net cash from financing activities	2,853,276	9,183,513
Net increase/(decrease) in cash and cash equivalents	(1,027,310)	2,937,547
Net foreign exchange difference	118,275	495,457

Operating Activities

For the year ended June 30, 2023, net cash used by operating activities was A$2,260,971, attributable to a net loss of A$3,891,586 adjusted for non-cash movements totaling A$997,998 in operating cash flows before movements in working capital as well as a net cash inflow from cash generated from operations of A$632,728. Operating cash flows before movements in working capital of A$997,998 consisted of A$1,355,171 in depreciation and amortization expenses, A$304,345 in share-based payments, A$295,263 from expected credit losses, A$533,119 from expected R&D tax incentives and other rebates, A$282,489 gain on liability extinguishments and A$141,284 in net foreign exchange gains.

For the year ended June 30, 2022, net cash used by operating activities was A$4,240,436, attributable to a net loss of A$5,090,327 adjusted for non-cash movements totaling A$1,704,373 in operating cash flows before movements in working capital as well as a net cash outflow from cash generated from operations of A$854,482. Operating cash flows before movements in working capital of A$1,704,373 consisted of A$852,361 in depreciation and amortization expenses, A$359,544 in share-based payments, A$369,844 from expected credit losses, A$666,534 in implied interest expense related to convertible notes, and A$543,910 in net foreign exchange gains.

Investing Activities

For the years ended June 30, 2023 and 2022, net cash used by investing activities was A$1,619,616 and A$2,005,531, respectively, attributable to A$1,617,446 and A$1,615,192, respectively, in cash payments for the purchase of intellectual property and further cash payments of A$2,170 and A$390,339, respectively, for the purchase of property, plant and equipment.

Financing Activities

For the year ended June 30, 2023, net cash from financing activities was A$2,853,276, of which A$2,892,449 was from the issuance of shares, partially offset by A$6,500 from the net repayment of borrowings and A$32,673 reduction in leasing liabilities.

For the year ended June 30, 2022, net cash from financing activities was A$9,183,513, of which A$9,340,432 was from the issuance of shares, partially offset by A$97,500 from the net repayment of borrowings and A$59,419 reduction in leasing liabilities.

At The Market Offering Agreement with H.C. Wainwright & Co., LLC

On May 18, 2023, we entered into an at the market offering agreement (the “Sales Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”), as sales agent, under which we may offer and sell, from time to time, through Wainwright, our ordinary shares pursuant to an effective shelf registration statement on Form F-3, as amended (File No. 333-272066), declared effective by the SEC on June 1, 2023 and related prospectus supplement. Wainwright acts as our sales agent on a commercially reasonable efforts basis, consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of Nasdaq. If expressly authorized by us, Wainwright may also sell our ordinary shares in privately negotiated transactions. Wainwright is entitled to compensation at a fixed placement fee of 3.0% of the gross sales price of our ordinary shares made pursuant to the Sales Agreement. We have no obligation to sell any ordinary shares pursuant to the Sales Agreement, and may at any time suspend sales pursuant to the Sales Agreement. As of June 30, 2023, we have sold 245,010 ordinary shares under the Sales Agreement at a at a weighted average exercise price of $9.14 per share, which resulted in net proceeds of approximately $2,168,910 to us, after deducting sales commissions and expenses payable by us.

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

Any new amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

Standards and Interpretations Issued but not yet Effective

At the date of authorization of the financial statements, the Group has not applied the following new and revised Australian Accounting Standards, Interpretations and amendments that have been issued but are not yet effective:

New or revised requirement	Description	Effective
AASB 2020-1	Classification of Liabilities as Current or Non-current	January 1, 2023
AASB 2021-2 Disclosure of Accounting Policies and Definition of Accounting Estimates	AASB 7 Financial Instruments AASB 101 Presentation of Financial Statements AASB 108 Accounting Policies AASB 134 Interim Financial Reporting AASB Practice Statement 2 Making Materiality Judgements	January 1, 2023
AASB 2021-5	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023
AASB 2014-10	Sale or Contribution of Assets between an Investor and its Associates or Joint Venture	January 1, 2025

The amendments to the individual Standards may be applied early, separately from the amendments to the other Standards, where feasible.

We do not anticipate that the amendments will have a material impact on the Group but may change the disclosure of accounting policies included in the financial statements.

Contractual Obligations

Our future minimum payments under non-cancelable contracts were as follows as of June 30, 2023:

Contractual Obligations					Payment due by period
	Total		Less than 1 year		1–3 years		3–5 years		More than 5 years
Short-Term Debt Obligations (1)	A$	301,600	A$	301,600	A$	-	A$	-	A$	-
Lease Payments(2)		417,743		85,165		269,843		62,735		-
Purchase Obligations (3)		137,855		126,284		11,571		-		-
Total	A$	857,198	A$	513,049	A$	281,414	A$	62,735	A$	-

(1)	Relate to unsecured notes which we would seek to repay.
(2)	We lease our corporate head office in Perth, Australia under an operating lease arrangement that expires November 20, 2026. The terms of the lease agreement provide for rental payments on a graduated basis. We recognize rent expense on a straight-line basis over the lease periods.
(3)	Amounts consist of purchase obligations with certain vendors to provide products and services for operating purposes.

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

Interest Rate Risk

As of June 30, 2023, we had cash and cash equivalents of A$3,174,700. We have limited exposure to interest rate risk. Our exposure to market interest rates relates primarily to short-term deposits. Our cash and cash equivalents are not locked into long-term deposits at fixed rates so as to mitigate the risk of earning interest below the current floating rate. We do not have any credit facilities bearing variable interest rates or that allow lenders to reset the interest rate or the basis for the interest rate.

Foreign Currency Exchange Rate Risk

As a result of services provided by third parties in the United States, Canada and Europe, we incur financial assets and liabilities in foreign currency denominated transactions that are affected by movements in the applicable exchange rate. We do not enter into any hedging transactions, although trade receivables and cash at banks held in foreign currency denominations provide a partial natural hedge against liabilities to be settled in foreign currencies. We are primarily exposed to foreign exchange risk inherent in U.S. dollar-denominated contracts related to our commercialization and acquisition activities. As of June 30, 2023 and June 30, 2022, we had a net exposure to the U.S. dollar of A$2,032,889 and A$3,212,072, respectively, primarily in cash and cash equivalents. An appreciation of the Australian dollar against the U.S. dollar by 10% would have increased our operating loss for the year ended June 30, 2023 by A$952,682 and increased our operating loss for the year ended June 30, 2022 by A$292,006, while a depreciation would have increased our operating loss for the year ended June 30, 2023 by A$478,018 and would have decreased our operating loss by A$321,207 for the year ended June 30, 2022. As we continue our commercialization and acquisition activities, we expect to face continued exposure to exchange rate risk from the U.S. dollar. There was minimal or insignificant exposure to the Euro, Great British Pound or to the Canadian dollar during the years ended June 30, 2023 and 2022.

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

D. Trend Information

The market for AI, including “chatbots”, machine learning, and generative AI workloads is an intensely competitive and rapidly evolving market, and our future financial performance may depend on our ability to adapt to, and capture new spending, in this market. If more consumers utilize AI and AI-related technology to search for online content, or if we do not successfully integrate AI with our solutions and products or integrate AI with our solutions as rapidly or effectively as other competitors within our industry, search traffic volumes through traditional search engines may decline, and our solutions and products may not compete as effectively with AI or other available solutions, which may in turn have a negative impact on our business and financial condition.

Other than as disclosed in this section and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

Name	Age	Position(s)
Gavin Burnett	54	Chief Executive Officer and Managing Director
Melvin Tan	46	Chief Financial Officer and Executive Director
Collin Visaggio	62	Chairman of the Board and Non-Executive Director
Ranko Matic	55	Non-Executive Director
Andrea Betti(1)	51	Non-Executive Director

(1) Ms. Betti was appointed to the board of directors on March 23, 2023.

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

Non-Employee Directors

Collin Visaggio, Chairman of the Board and Non-Executive Director

Mr. Visaggio has served as a member of our board of directors and chairperson since August 2017. Mr. Visaggio has 34 years of experience in corporate leadership, strategy, financing and governance. He was formerly the Chief Financial Officer of InterOil Corporation, a company he listed on the New York Stock Exchange in March 2009. Collin previously held senior business positions within Woodside Petroleum and BP Australia. He also served on the board of directors of Santa Maria Ladies College from 2004 to March 2010, including as Chairman for four of those years. He has a Bachelor of Business from Curtin University and a Master’s Degree in Business Administration from Murdoch University.

Ranko Matic, Non-Executive Director

Mr. Matic has served as a non-executive director on our board of directors since June 2022. Mr. Matic is a Chartered Accountant with over 30 years of experience in financial and executive management, accounting, audit, business and corporate advisory. Mr. Matic is a director of a chartered accounting firm and a corporate advisory company based in Perth and has specialist expertise and exposure in areas of audit, corporate services, due diligence, mergers and acquisitions, and valuations. Mr. Matic is a non-executive director of Panther Metals Limited (ASX: PNT), Cavalier Resources Limited (ASX: CVR) and Lycaon Resources Limited (ASX: LYN) and formerly a non-executive director of Australia Gold & Copper Limited (ASX: AGC) and Argosy Minerals Limited (ASX: AGY).

Andrea Betti, Non-Executive Director

Ms. Betti has served as a non-executive director on our board of directors from March 23, 2023. Ms. Betti is an accounting and corporate governance professional with over 25 years’ experience in accounting, corporate governance, finance and corporate banking. Andrea has a Bachelor of Commerce, Graduate Diploma in Corporate Governance, Graduate Diploma in applied Finance and Investment and a Masters of Business Administration. She is a member of the Institute of Chartered Accountants in Australia and New Zealand and an associate member of the Governance Institute of Australia. Ms. Betti is currently a director of a corporate advisory company based in Perth that provides corporate and other advisory services to public listed companies based in Perth and has specialist expertise and exposure in areas of corporate governance, accounting, corporate services, initial public offerings and due diligence. Ms. Betti has also acted as Non-Executive Director, Chief Financial Officer and Company Secretary for companies in the private and public listed sector and continues to hold various roles in this capacity with publicly listed companies. Ms. Betti is currently a non-executive director of Argosy Minerals Metals Limited (ASX: AGY).

The board of directors continually assesses its composition and skills matrix to consider the addition of board and management resources our business develops and grows.

We are aware of the need to have sufficient management to properly supervise our operations. As our activities require an increased level of involvement, the board of directors will look to appoint additional management, consultants or other contractors when and where appropriate to ensure proper management of our activities.

B. Compensation

Compensation Philosophy

The goal of our compensation program is to attract, retain and motivate our employees and executives. Our board of directors is responsible for setting our executive compensation and establishing corporate performance objectives. In considering executive compensation, the board strives to ensure that our total compensation is competitive within the industry in which we operate and supports our overall strategy and corporate objectives. The combination of base salary, annual incentives and long-term incentives that we provide our executive officers is designed to accomplish this. Our board of directors considers the implications of the risks associated with our compensation policies and practices. For additional details regarding the relevant education and experience of our board of directors see “Item 6—Directors, Senior Management and Employees—A. Directors and Senior Management”.

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

Summary of Compensation

The following table provides information about the compensation awarded to, earned by or paid to each of our directors and executive officers for the year ended June 30, 2023.

	Short term			Post- employment	Other long term	Share-based payments(1)
	Salary & fees A$	Cash bonus & non- monetary benefits A$	Annual leave accrual(2) A$	Super- annuation A$	Long service leave accrual(3) A$	Performance Rights A$	Total A$

Non-Employee Directors
Collin Visaggio	-	-	-	-	-	106,667	106,667
Ranko Matic	66,000	-	-	-	-	-	66,000
Andrea Betti(4)	16,452	-	-	-	-	-	16,452
Executive Officers and Directors
Gavin Burnett	366,542	-	(51,384)	38,487	(49,811)	366,828	670,662
Melvin Tan	207,692	-	(87,313)	21,808	(33,720)	165,856	274,323
Executive Officers
David Penner(5)	149,710	7,324	-	-	-	20,000	177,034
Michael Watkins(6)	89,529	-	(13,668)	7,592	(814)	8,889	91,528
Total	895,925	7,324	(152,365)	67,887	(84,345)	668,240	1,402,666

(1)	The fair value of the performance rights is calculated at the date of grant in accordance with IFRS 2 Share Base Payments for non-market performance conditions. The value disclosed is the portion of the grant-date fair value of the performance rights recognized as an expense in each reporting period.
(2)	Represents accounting adjustments for accrued annual leave.
(3)	In accordance with AASB 119 Employee Benefits, long service leave is classified as other long-term employee benefits.
(4)	Appointed as a director of our board of directors on March 23, 2023.
(5)	Former Chief Technology Officer. Mr. Penner’s employment with us ceased on December 30, 2022.
(6)	Former Chief Operating Officer. Mr. Watkins’s employment with us ceased on October 27, 2022.

Details of performance rights held by our directors and senior management for the year ended June 30, 2023 are set forth below.

	Held at July 1, 2022(1)	Granted as compensation(2)	Exercised	Lapsed	Forfeited	Other changes	Held at June 30, 2023	Vested during the year	Vested and exercise- able at June 30, 2023
Collin Visaggio	11,932	7,150	-	-	-	-	19,082	-	-
Ranko Matic	-	-	-	-	-	-	-	-	-
Andrea Betti(3)	-	-	-	-	-	-	-	-	-
Gavin Burnett	41,384	6,322	-	-	-	-	47,706	-	-
Melvin Tan	43,041	11,249	-	-	-	-	54,290	-	-
Total	96,357	24,721	-	-	-	-	121,078	-	-

(1)	On December 7, 2022, our shareholders authorized at an extraordinary general shareholders’ meeting, the Reverse Share Split. Issued and outstanding performance rights have been adjusted on a 1-for-20 basis. The number of performance rights following the split are reflected in the table above.
(2)	In order to preserve cash and to reduce debt, the directors agreed to apply a portion of unpaid entitlements and director’s fees as at June 30, 2023 towards acquiring performance rights. The number of performance rights issued was based upon a price of $7.46 per Performance Right; which was calculated by applying the 30-day volume weighted average price per ordinary share ended June 23, 2023 and a AUD:USD exchange rate of $0.6670; the 30-day average rate ended June 23, 2023 (published by the Reserve Bank of Australia).
(3)	Held at appointment date of March 23, 2023.

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

Melvin Tan, Chief Financial Officer and Executive Director

On January 1, 2020, we entered into an Executive Agreement with Melvin Tan (the “Tan Agreement”) pursuant to which Mr. Tan is serving as our Chief Financial Officer. The Tan Agreement will continue on an ongoing basis, unless terminated earlier in accordance with its terms. Pursuant to the Tan Agreement, we will pay Mr. Tan A$219,000 per annum, inclusive of superannuation and exclusive of any short-term incentives, long term incentives or bonus entitlements. Under the Tan Agreement, if certain short-term incentive milestones are achieved within the required time frame, Mr. Tan will be eligible to receive a percentage increase to his base salary. In addition, if 100 to 125 percent of certain Gross Revenue Targets (as defined in the Tan Agreement) are reached by certain dates, Mr. Tan will be eligible to receive increases to his base salary, as specified in the Tan Agreement.

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

C. Board Practices

Our board of directors currently consists of five directors. Our board of directors will facilitate its exercise of independent supervision over management by ensuring that a majority of its members are “independent”. Under our Constitution, at each annual general meeting, one-third of the directors, other than the Managing Director, or if their number is not a multiple of three, then the number nearest to one-third (rounded upwards in case of doubt) of the directors must retire. The following table provides the beginning and expiration of each director’s term as of June 30, 2023:

Name	Beginning of Term	Expiration of Term
Gavin Burnett	N/A	N/A
Melvin Tan	December 28, 2022	At the 2024 annual general meeting
Colin Visaggio	January 31, 2022	At the 2023 annual general meeting
Ranko Matic	December 28, 2022	At the 2024 annual general meeting
Andrea Betti	March 23, 2023	At the 2023 annual general meeting

Notwithstanding the above, no director, other than the Managing Director, shall hold office for a period in excess of 3 years, or until the third annual general meeting following his or her appointment, whichever is the longer, without submitting himself for re-election. The current Managing Director of the board of directors is Gavin Burnett.

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

The members of our Audit and Risk Committee are Collin Visaggio, Ranko Matic and Andrea Betti. Our board of directors has determined that each of Mr. Visaggio, Mr. Matic and Ms. Betti satisfies the independence requirements under Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chairperson of our Audit and Risk Committee is Colin Visaggio. Our board of directors has determined that each of Mr. Visaggio, Mr. Matic and Ms. Betti is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our Audit and Risk Committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each member’s scope of experience and the nature of his or her employment.

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

Board Diversity Matrix
Country of Principal Executive Offices:	Australia
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	5

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

D. Employees

As of June 30, 2023, we had 34 full time employees and contractors. Of these employees, 22 were employed in Australia, 5 in the Philippines, 3 in the United States, 4 in other countries. These employees are engaged in technical development, sales and marketing, customer support, finance, legal, human resources and general management. We rely upon and engage consultants on a contract basis to provide services, management and personnel who assist us to carry on our technical development, administrative, shareholder communication and marketing activities.

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

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules provide that beneficial ownership includes ordinary shares issuable pursuant to the exercise of stock options or warrants or upon conversion of a security that are either exercisable or convertible within 60 days of September 30, 2023. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. As of July 11, 2023, we had 985 record holders of our ordinary shares, with 420 record holders in Australia, representing 60.6% of our outstanding ordinary shares, and 502 record holders in the United States, representing 20.5% of our outstanding ordinary shares. The address for our directors and executive officers is c/o Locafy Limited, 246 Churchill Avenue, Subiaco, Western Australia 6008, Australia. As of June 30, 2023, there were 1,276,248 ordinary shares issued and outstanding.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percentage of Shares Outstanding
Named Executive Officers and Directors:
Gavin Burnett	176,526	(1)	13.8%
Melvin Tan	74,671	(2)	5.9%
Collin Visaggio	33,201	(3)	2.6%
Ranko Matic	1,930		* %
Andrea Betti	-		-
All Current Executive Officers and Directors as a Group (5 persons)	286,328	(1)(2)(3)	22.4%

*	Represents beneficial ownership of less than 1%
(1)	Excluding 47,706 ordinary shares underlying certain unvested and contingent performance rights.
(2)	Excluding 54,290 ordinary shares underlying certain unvested and contingent performance rights.
(3)	Excluding 19,082 ordinary shares underlying certain unvested and contingent performance rights.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of us at a subsequent date.

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

We have entered into Deeds of Indemnity, Insurance and Access (the “Indemnity Deeds”) with each of our directors. Under the Indemnity Deeds, we have agreed to indemnify (to the maximum extent permitted by law and our Constitution, subject to certain specified exceptions) each director against certain liabilities incurred in their capacity as our or our subsidiaries’ director and any and all costs and expenses relating to such a claim or to any notified event incurred by such director, including costs and expenses reasonably and necessarily incurred to mitigate any liability for such a claim or any claim which may arise from such a notified event.

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

B. Significant Changes

A discussion of significant changes since June 30, 2023 is provided under Item 5 of this Annual Report and is incorporated herein by reference.

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

B. Memorandum and Articles of Association

We were incorporated on April 23, 2009 under the name Gumiyo Australia Pty Ltd. under the Corporations Act and on January 14, 2021, we changed our name to Locafy Limited. The following description of the material terms of our Constitution is a summary and does not purport to be complete. It should be read in conjunction with our Constitution, attached as Exhibit 1.1 to this Annual Report, and certain sections of the Corporations Act.

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

Below is a reconciliation of the number of ordinary shares outstanding from June 30, 2022 through June 30, 2023:

Number of Ordinary shares
Ordinary shares outstanding at June 30, 2022	20,528,803
Consolidation of ordinary shares due to Reverse Share Split	(19,497,565)
Shares issued from capital raises	245,010
Ordinary shares outstanding at June 30, 2023:	1,276,248

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

Under Australia’s Foreign Investment Regime, as currently in effect, foreign persons must make a mandatory notification to the Australian Federal Treasurer through the Foreign Investment Review Board (“FIRB”) and obtain receipt of a no objections notification from the Australian Federal Treasurer in the following circumstances (among others):

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

The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Australian Federal Treasurer is satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or an interest in shares in an Australian company in contravention of Australia’s Foreign Investment Regime, the Australian Federal Treasurer may order the divestiture of such person’s shares or interest in shares in such company. The Australian Federal Treasurer may order divestiture pursuant to Australia’s Foreign Investment Regime if it is determined that the acquisition has resulted in that foreign person, either alone or together with other non-associated or associated foreign persons, controlling the company and that such control is contrary to the national interest. Criminal offences and civil penalties for breaches of Australia’s Foreign Investment Regime can apply to failing to give notification of certain acquisitions, undertaking certain acquisitions without a no objection notification or contravening a condition in a no objection notification.

Each foreign person seeking to acquire holdings in excess of the above caps (including their Associates, as the case may be) would need to complete an application form setting out the proposal and relevant particulars of the acquisition/shareholding. The Australian Federal Treasurer then has 30 days to consider the application and a further 10 days to notify the applicant of that decision. The decision period commences upon receipt of payment of the correct application fee. However, FIRB can request an extension of time. If the applicant does not consent to the extension, FIRB can issue an interim order preventing the foreign person from carrying out the proposed transactions and allowing FIRB a further 90 days to consider the application.

If we become a ‘foreign person’ under Australia’s Foreign Investment Regime due to levels of foreign ownership of our shares, we would be required to obtain the approval of the Australian Federal Treasurer for us, together with our associates, to undertake certain acquisitions of Australian entities, businesses and land.

C. Material Contracts

For a description of our material agreements, see “Item 4. Information on the Company—B. Business Overview”.

D. Exchange Controls

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Foreign Ownership Regulation”.

E. Taxation

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of ordinary shares and IPO Warrants by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our ordinary shares and IPO Warrants pursuant to this Annual Report and hold such ordinary shares and IPO Warrants as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold our ordinary shares and IPO Warrants as part of a “straddle”, “hedge”, “conversion transaction”, “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our ordinary shares, corporations that accumulate earnings to avoid U.S. federal income tax, persons subject to special tax accounting rules under Section 451(b) of the Code, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our ordinary shares and IPO Warrants that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (i) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our ordinary shares and IPO Warrants, the U.S. federal income tax consequences relating to an investment in our ordinary shares and IPO Warrants will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our ordinary shares and IPO Warrants. Persons considering an investment in our ordinary shares and IPO Warrants should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our ordinary shares and IPO Warrants, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a passive foreign investment company, or PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income”, (the “PFIC income test”), or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income (the “PFIC asset test”). Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Section 1298(a)(4) of the Code provides that to the extent provided in regulations, if any person has an option to acquire stock in a PFIC, such stock shall be considered as owned by such person. Certain proposed regulations provide rules for treatment of options to acquire stock in a PFIC. It is not currently known if, when or the extent to which such proposed regulations will be finalized and become effective. The discussion below assumes that regulations relating to options to acquire PFIC stock will become effective and would apply to the IPO Warrants. Each prospective investor is urged to consult with its own tax advisor about the tax consequences of holding IPO Warrants if we are classified as a PFIC.

Although we do not believe that we will be a PFIC for the tax year ending June 30, 2023, our determination is based on an interpretation of complex provisions of the law, which are not addressed in a significant number of administrative pronouncements or rulings by the Internal Revenue Service (the “IRS”). Accordingly, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year. Because we may continue to hold a substantial amount of cash and cash equivalents, and because the calculation of the value of our assets may be based in part on the value of our ordinary shares, which may fluctuate considerably, we may be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status.

If we are a PFIC in any taxable year during which a U.S. Holder owns our ordinary shares and IPO Warrants, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our ordinary shares and IPO Warrants, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of our ordinary shares and IPO Warrants, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our ordinary shares and IPO Warrants. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, as ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our ordinary shares and IPO Warrants, we must generally continue to be treated as a PFIC with respect to that holder for all succeeding years during which the U.S. Holder holds our ordinary shares and IPO Warrants, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our ordinary shares and IPO Warrants. If the election is made, the U.S. Holder will be deemed to sell our ordinary shares and IPO Warrants it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s ordinary shares and IPO Warrants would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and IPO Warrants and one of our non-U.S. corporate subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the ordinary shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.

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

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our ordinary shares and IPO Warrants, the consequences to them of an investment in a PFIC, any elections available with respect to our ordinary shares and IPO Warrants and the IRS information reporting obligations with respect to the purchase, ownership and disposition of the ordinary shares and IPO Warrants of a PFIC.

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

Sale, Exchange or Other Disposition of our Ordinary Shares and IPO Warrants

Subject to the discussion above under “Passive Foreign Investment Company Consequences”, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our ordinary shares and IPO Warrants in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in our ordinary shares and IPO Warrants. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for noncorporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, our ordinary shares and IPO Warrants were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder from the sale or other disposition of our ordinary shares and IPO Warrants generally will be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Exercise or Lapse of an IPO Warrant

Subject to the PFIC rules described above and except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder generally will not recognize gain or loss on the exercise of a warrant and related receipt of an ordinary share, except to the extent that cash is received in lieu of the issuance of a fractional ordinary share.

A U.S. Holder’s initial tax basis in the ordinary share received on the exercise of a warrant should be equal to the sum of (i) the U.S. Holder’s tax basis in the warrant plus (ii) the exercise price paid by the U.S. Holder on the exercise of the warrant. A U.S. Holder’s holding period for ordinary shares received on exercise of an IPO Warrant will commence on the date following the date of exercise of the IPO Warrant and will not include the period during which the U.S. Holder held the warrant.

The U.S. federal income tax treatment of a cashless exercise of warrants into ordinary shares is unclear, and the tax consequences of a cashless exercise could differ from the consequences upon the exercise of a warrant described in the preceding paragraph.

Due to the absence of clear authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance as to the tax treatment that would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of our IPO Warrants.

The exercise of an IPO Warrant for ordinary shares generally will not be a taxable event for the exercising U.S. Holder. A U.S. Holder will have a tax basis in the ordinary shares received on exercise of an IPO Warrant equal to the sum of the U.S. Holder’s tax basis in the IPO Warrant surrendered, reduced by any portion of the basis allocable to a fractional share, plus the exercise price of the IPO Warrant. A U.S. Holder generally will have a holding period in ordinary shares acquired on exercise of an IPO Warrant that commences on the date of exercise of the IPO Warrant.

Medicare Tax on Net Investment Income

Certain U.S. Holders who are individuals, estates or trusts are subject to an additional 3.8% U.S. federal income tax on all or a portion of their “net investment income,” which generally includes dividends (and constructive dividends) on the securities and net gains from the disposition of ordinary shares or IPO Warrants. U.S. Holders that are individuals, estates or trusts should consult their tax advisors regarding the applicability of the Medicare tax to them.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our ordinary shares and IPO Warrants, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for our ordinary shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our ordinary shares and IPO Warrants may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (1) fails to provide an accurate United States taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

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

Not applicable.

ITEM 15.	Controls and Procedures

A. Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this Annual Report. Based on such evaluation, particularly given the size and nature of our Company, our Chief Executive Officer and Chief Financial Officer have concluded that as of June 30, 2023, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. While disclosure controls and procedures and internal controls over financial reporting were adequate and effective we continue to implement certain measures to strengthen control processes and procedures.

B. Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

Our management, including the Chief Executive Officer and the Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

Our internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with our policies and procedures.

Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2023. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). Based on our assessment, management has concluded that our internal control over financial reporting was not effective as of June 30, 2023.

A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Management has concluded that we did not maintain effective disclosure controls and procedures due to the material weakness in internal control over financial reporting which existed at that date, relating to the documentation of accounting policies and procedures, particularly relating to the correct application of complex accounting measures.

Remediation Efforts

The measures that we are undertaking to remediate the material weakness in internal control over financial reporting have and will include: (a) hiring qualified internal control personnel, including financial and IT personnel, to manage the implementation of internal control policies, procedures and improvement of the internal audit function, system user access, security management and data protection, as applicable; (b) developing and implementing written policies and procedures for accounting and financial reporting that meet the standards applied to public companies listed in the United States; and (c) conducting internal control training to management, key operations personnel and the accounting department, so that management and relevant personnel understand the requirements and elements of internal control over financial reporting mandated by the U.S. securities laws. We believe we have made progress in accordance with our remediation plan even though the material weaknesses will not be considered remediated until we have completed implementing the necessary additional applicable controls and operate with them for a sufficient period of time to allow management and our auditors to concluded that these controls are operating effectively.

We cannot determine when our remediation plan will be fully completed and we cannot provide any assurance that these remediation efforts will be successful or that our internal control over financial reporting will be effective as a result of these efforts.

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

Our board of directors has determined that Collin Visaggio, independent Chairperson of our Audit and Risk Committee, Ranko Matic and Andrea Betti, independent directors serving on our Audit and Risk Committee, each possesses specific accounting and financial management expertise and that both are “audit committee financial experts” as defined by the rules of the SEC.

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

Ms. Betti has a Bachelor of Commerce, Graduate Diploma in Corporate Governance, Graduate Diploma in applied Finance and Investment and a Masters of Business Administration. She is a member of the Institute of Chartered Accountants in Australia and New Zealand and an associate member of the Governance Institute of Australia. Andrea is currently a director of a corporate advisory company based in Perth that provides corporate and other advisory services to public listed companies based in Perth and has specialist expertise and exposure in areas of corporate governance, accounting, corporate services, initial public offerings and due diligence.

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

Fiscal year ended June 30, 2023	A$	159,965
Fiscal year ended June 30, 2022	A$	67,413

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

Fiscal year ended June 30, 2023	A$	17,440
Fiscal year ended June 30, 2022	A$	66,697

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

Fiscal year ended June 30, 2023	-
Fiscal year ended June 30, 2022	-

D. All Other Fees

The following sets forth the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant not described above, including advisory services related to our Interactive Data File (XBRL information):

Fiscal year ended June 30, 2023	-
Fiscal year ended June 30, 2022	-

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

The foreign private issuer exemption also permits us to follow home country corporate governance practices or requirements instead of certain Nasdaq listing requirements, including the following exemptions upon which we rely:

●	an exemption from the requirement that our independent directors meet regularly in executive sessions under Nasdaq listing rules. The Corporations Act does not require the independent directors of an Australian company to have such executive sessions.

●	an exemption from the quorum requirements applicable to meetings of shareholders under Nasdaq listing rules. In compliance with Australian law, our Constitution provides that two shareholders present, in person or by proxy, attorney or a representative, shall constitute a quorum for a general meeting. Nasdaq listing rules require that an issuer provide for a quorum as specified in its by-laws for any meeting of the holders of ordinary shares, which quorum may not be less than 33 1/3% of the outstanding voting ordinary shares.

●	an exemption from the requirement to disclose third-party director and director nominee compensation under Nasdaq listing rules. The Corporations Act does not have a similar requirement.

See “Item 6. Directors, Senior Management and Employees—C. Board Practices” for additional information.

ITEM 16H.	Mine Safety Disclosure

Not applicable.

ITEM 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.	CYBERSECURITY

Not applicable.

PART III

ITEM 17.	Financial Statements

Not applicable.

ITEM 18.	Financial Statements

See our financial statements beginning on page F-1, which are filed as part of this Annual Report and incorporated herein by reference.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1	Constitution of Locafy Limited, as currently in effect (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

2.1*	Description of Securities.

2.2	Constitution of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

2.3	Form of Deed Poll Constituting Convertible Loan Notes (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

2.4	Form of Representative’s Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

2.5	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

2.6	Form of Convertible Note Deed (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

2.7	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

2.8	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

4.1#	Executive Agreement, dated January 1, 2020, by and among Locafy Limited (f/k/a Moboom Limited) and Gavin Burnett (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

4.2#	Company Performance Rights Plan (as of July 16, 2021) (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

4.3	Form of Deed of Access, Insurance and Indemnity (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

4.4	Lease Agreement, by and between Landville Pty Ltd and Victor Vlahos as trustee for the Victor Vlahos Family trust and Locafy Limited (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

4.5#	Executive Agreement, dated January 1, 2020, by and among Locafy Limited (f/k/a Moboom Limited) and Melvin Tan (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

4.6	Form of Warrant Agency Agreement, by and between Computershare Inc. and Computershare Trust Company, N.A., and Locafy Limited (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

4.7	At The Market Offering Agreement, dated May 18, 2023, by and between Locafy Limited and H.C. Wainwright & Co., LLC (incorporated by reference to Exhibit 1.2 to the Company’s Registration Statement on Form F-3, filed with the SEC on May 19, 2023).

8.1	List of subsidiaries (incorporated by reference to Exhibit 21.1 to the Company’s Registration on Form F-1/A, filed with the SEC on March 7, 2022).

12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).

12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).
13.1**	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Grant Thornton Audit Pty Ltd, an Independent Registered Public Accounting Firm.

101.INS*	Inline XBRL Instant Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBLR Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase

104*	Cover Page Interactive Data File – (formatted as Inline XBRL and contained in Exhibit 101)

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

Locafy Limited

October 11, 2023	By:	/s/ Gavin Burnett
	Name:	Gavin Burnett
	Title:	Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Locafy Limited

Opinion on the financial statements

We have audited the accompanying consolidated statement of financial positions of Locafy Limited and subsidiaries (the “Company”) as of June 30, 2023 and 2022, the related consolidated statements of profit or loss and other comprehensive income, statement in changes in equity, and statement cash flows for each of the three years in the period ended June 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2023, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

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

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3.2 to the financial statements, the Company incurred a net loss of $3,891,686 during the year ended June 30, 2023, and as of that date, the Company’s incurred operating cash outflows of $2,260,971. These conditions, along with other matters as set forth in Note 3.2, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3.2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ GRANT THORNTON AUDIT PTY LTD
PCAOB: 2233
We have served as the Company’s auditor since 2021.
Perth, Western Australia
11 October 2023

Locafy Limited

Consolidated statement of profit or loss and other comprehensive income for the years ended 30 June 2023, 30 June 2022 and 30 June 2021

		Consolidated Group
	Notes	2023 A$	2022 A$	2021 A$

Revenue	5	5,376,693	4,222,689	2,191,425
Other income	6	993,493	1,298,499	788,258
Technology expense		(1,718,974)	(1,805,432)	(651,644)
Employee benefits expense		(5,267,246)	(4,411,926)	(2,359,459)
Occupancy expense		(113,572)	(66,365)	(52,219)
Advertising expense		(318,492)	(414,012)	(67,575)
Consultancy expense		(874,638)	(1,691,544)	(240,928)
Depreciation and amortisation expense		(1,355,170)	(852,361)	(397,506)
Other expenses	8	(213,051)	(245,079)	(132,515)
Impairment of financial assets		(295,262)	(376,606)	(14,690)
Operating loss		(3,786,219)	(4,342,137)	(936,853)

Financial cost	8	(105,367)	(748,190)	(58,913)
Loss before income tax		(3,891,586)	(5,090,327)	(995,766)

Income tax expense	9	-	-	-
Loss for the year		(3,891,586)	(5,090,327)	(995,766)

Other comprehensive income:
Items that will be reclassified subsequently to profit and loss
Exchange differences on translating foreign operations		(23,010)	(48,453)	(1,653)

Total Comprehensive Loss for the year		(3,914,596)	(5,138,780)	(997,419)

Earnings per share
Basic loss per share	25	(3.69)	(4.94)	(1.07)
Diluted loss per share	25	(3.69)	(4.94)	(1.07)

This statement should be read in conjunction with the notes to the financial statements.

Locafy Limited

Consolidated statement of financial position

As at 30 June 2023

		Consolidated Group
	Notes	2023 A$	2022 A$
Assets
Current assets
Cash and cash equivalents		3,174,700	4,083,735
Trade and other receivables	10	1,288,513	1,203,249
Other assets	11	356,782	230,094
Total current assets		4,819,995	5,517,078

Non-current assets
Property, plant and equipment	13	380,018	395,999
Right of use assets	14	314,596	406,673
Intangible assets	15	3,720,272	2,235,180
Total non-current assets		4,414,886	3,037,852

Total assets		9,234,881	8,554,930

Liabilities
Current liabilities
Trade and other payables	16	2,507,573	1,454,241
Borrowings	17	301,600	308,100
Provisions	18	214,465	473,006
Accrued expenses	19	512,611	511,848
Lease liabilities	14	85,165	32,672
Contract and other liabilities	20	152,211	137,342
Total current liabilities		3,773,625	2,917,209

Non-current liabilities
Lease liabilities	14	332,578	417,744
Provisions	18	48,271	25,988
Accrued expenses	19	90,450	76,504
Total non-current liabilities		471,299	520,236
Total liabilities		4,244,924	3,437,445

Net assets		4,989,957	5,117,485

Equity
Issued capital	21	47,930,486	45,038,037
Reserves	22	2,404,933	5,306,475
Accumulated losses	23	(45,345,462)	(45,227,027)
Total equity		4,989,957	5,117,485

This statement should be read in conjunction with the notes to the financial statements.

Locafy Limited

Consolidated statement of changes in equity

for the years ended 30 June 2023, 30 June 2022 and 30 June 2021

Consolidated	Issued capital	Foreign currency translation reserve	Share option reserve	Convertible note reserve	Accumulated losses	Total
	A$	A$	A$	A$	A$	A$
Balance at 1 July 2020	33,179,391	193,886	3,603,916	-	(39,140,934)	(2,163,741)
Loss for the year	-	-	-	-	(995,766)	(995,766)
Exchange difference on translation of foreign operations	-	(1,653)	-	-	-	(1,653)
Total other comprehensive income	-	(1,653)	-	-	(995,766)	(997,419)

Issue of ordinary shares	2,335,832	-	-	-	-	2,335,832
Share issue costs	(10,150)	-	-	-	-	(10,150)
Balance at 30 June 2021	35,505,073	192,233	3,603,916	-	(40,136,700)	(835,478)

Balance at 1 July 2021	35,505,073	192,233	3,603,916	-	(40,136,700)	(835,478)
Loss for the year	-	-	-	-	(5,090,327)	(5,090,327)
Exchange difference on translation of foreign operations	-	(48,453)	-	-	-	(48,453)
Total other comprehensive income	-	(48,453)	-	-	(5,090,327)	(5,138,780)

Issue of ordinary shares	10,516,298	-	-	-	-	10,516,298
Issue of convertible notes	-	-	-	140,721	-	140,721
Issue of warrants	-	-	363,282	-	-	363,282
Issue of performance rights	-	-	1,054,776	-	-	1,054,776
Share issue costs	(983,334)	-	-	-	-	(983,334)
Balance at 30 June 2022	45,038,037	143,780	5,021,974	140,721	(45,227,027)	5,117,485

Balance at 1 July 2022	45,038,037	143,780	5,021,974	140,721	(45,227,027)	5,117,485

Loss for the year	-	-	-	-	(3,891,586)	(3,891,586)
Exchange difference on translation of foreign operations	-	(23,010)	-	-	-	(23,010)
Total other comprehensive income	-	(23,010)	-	-	(3,891,586)	(3,914,596)

Issue of ordinary shares	3,295,822	-	-	-	-	3,295,822
Issue of performance rights	-	-	866,105	-	28,514	894,619
Transfer to retained earnings on historical expiry of share options	-	-	(3,603,916)	-	3,603,916	-
Transfer to retained earnings on historical conversion of notes	-	-	-	(140,721)	140,721	-
Share issue costs	(403,373)	-	-	-	-	(403,373)
Balance at 30 June 2023	47,930,486	120,770	2,284,163	-	(45,345,462)	4,989,957

This statement should be read in conjunction with the notes to the financial statements.

Locafy Limited

Consolidated statement of cash flows

for the years ended 30 June 2023, 30 June 2022 and 30 June 2021

		Consolidated Group
	Notes	2023 A$	2022 A$	2021 A$
Cash flows from operating activities
Receipts from customers (inclusive of GST)		4,463,725	3,038,044	2,192,798
Payments to suppliers and employees (inclusive of GST)		(7,005,510)	(7,999,866)	(3,127,274)
R&D Tax Incentive		386,181	803,042	497,358
Financial Cost		(105,367)	(81,656)	(58,913)
Net cash used by operating activities	24	(2,260,971)	(4,240,436)	(496,031)

Cash flows from investing activities
Purchase of intellectual property		(1,617,446)	(1,615,192)	(433,639)
Purchase of property, plant and equipment		(2,170)	(390,339)	(8,784)
Net cash used by investing activities		(1,619,616)	(2,005,531)	(442,423)

Cash flows from financing activities
Proceeds from issue of shares		3,295,822	9,979,861	1,739,999
Payment for share issue costs		(403,373)	(639,429)	(10,150)
Repayment of borrowings		(6,500)	(97,500)	(284,070)
Leasing liabilities		(32,673)	(59,419)	(17,785)
Net cash from financing activities		2,853,276	9,183,513	1,427,994

Net (decrease) / increase in cash and cash equivalents		(1,027,311)	2,937,546	489,540
Net foreign exchange difference		118,276	495,458	-
Cash and cash equivalents at the beginning of the year		4,083,735	650,731	161,191
Cash and cash equivalents at the end of the year		3,174,700	4,083,735	650,731

This statement should be read in conjunction with the notes to the financial statements.

Notes to the financial statements

1. General information

Locafy Limited (“Company” or “Locafy”) is a limited liability company incorporated in Australia. Its registered office and principal place of business is 246 Churchill Avenue, Subiaco, Western Australia. Locafy’s ordinary shares are listed on the Nasdaq Stock Exchange.

The principal activities of the consolidated entity during the financial year ended 30 June 2023 were the continued commercialisation of Locafy’s developed technologies, extension of the technology into local search solutions and the continual acquisition of businesses and assets complimentary to Locafy’s technology and commercial model.

Locafy has developed proprietary Search Engine Optimization (SEO) solutions delivered in a highly automated manner via a Software-as-a-Service (SaaS) model. The company is focused on growing its customer base with a range of local and national SEO products, primarily through distribution partners, targeting the North American and Australian markets.

The company’s Local SEO solutions help to increase search engine relevance and prominence in a specific proximity, using a fast, easy and automated approach. Our National Entity-Based SEO solutions enable the rapid increase in prominence in national markets for high value key terms and our Brand focused SEO solutions drive increased sales in online marketplaces. Central to the platform is the ability to automatically optimise published pages for relevant keyword searches and target audiences with minimal customer effort.

The Company also operates a Publishing division, which includes ownership of the global directory, Hotfrog, and three additional Australian directories, AussieWeb.com.au, PinkPages.com.au and SuperPages.com.au.

Locafy’s business model is largely subscription based recurring revenue derived via both direct-to-end user and reseller channel sales.

2. Application of new and revised Accounting Standards

New and revised standards that are effective for these financial statements

Certain new accounting standards and interpretations have been published that are mandatory for 30 June 2023 reporting periods and have not been adopted by the Group. The Group’s assessment of the impact of these new standards do not have a material impact on the entity in the current reporting periods.

Impact of standards issued but not yet applied

At the date of authorization of the financial statements, the Group has not applied the following new and revised Australian Accounting Standards, Interpretations and amendments that have been issued but are not yet effective:

New or revised requirement	Description	Effective
AASB 2020-1	Classification of Liabilities as Current or Non-current	1 January 2023
AASB 2021-2 Disclosure of Accounting Policies and Definition of Accounting Estimates	AASB 7 Financial Instruments AASB 101 Presentation of Financial Statements AASB 108 Accounting Policies AASB 134 Interim Financial Reporting AASB Practice Statement 2 Making Materiality Judgements	1 January 2023
AASB 2021-5	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	1 January 2023
AASB 2014-10	Sale or Contribution of Assets between an Investor and its Associates or Joint Venture	1 January 2025

The amendments to the individual Standards may be applied early, separately from the amendments to the other Standards, where feasible.

We do not anticipate that the amendments will have a material impact on the Group but may change the disclosure of accounting policies included in the financial statements.

3. Significant accounting policies

3.1 General information

The financial statements cover Locafy Limited as a consolidated entity consisting of Locafy Limited and the entities it controlled at the end of, or during, the year. The financial statements are presented in Australian dollars, which is Locafy Limited’s functional and presentation currency.

A description of the nature of the consolidated entity’s operations and its principal activities are included in the directors’ report, which is not part of the financial statements. The financial statements were authorized for issue, in accordance with a resolution of directors, on October 11, 2023.

3.2 Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001, as appropriate for for-profit oriented entities. These financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB’).

Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of financial assets and liabilities at fair value through profit or loss, financial assets at fair value through other comprehensive income, investment properties, certain classes of property, plant and equipment and derivative financial instruments.

Going concern basis

The financial report has been prepared on the going concern basis, which assumes continuity of normal business activities and the realisation of assets and the settlement of liabilities in the ordinary course of business.

The Consolidated Entity and Company have incurred a net loss after tax of A$3,891,586 and experienced net cash outflows from operating activities of A$2,260,971 for the year ended 30 June 2023.

As at 30 June 2023, the Consolidated Entity and Company had cash assets of A$3,174,700 and reported current assets exceed its current liabilities by A$1,046,370.

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

The financial report has therefore been prepared on the going concern basis. Should the Consolidated Entity and the Company be unable to achieve successful outcomes in relation to each of the matters referred to above, there is substantial doubt whether the Consolidated Entity and the Company will be able to continue as a going concern and, therefore, whether they will realise their assets and discharge their liabilities in the normal course of business.

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

3.4 Segment Reporting

The Company has three operating segments: publishing, direct sales and reseller sales. In identifying these operating segments, management generally follows the Company’s service lines representing its main products and services (see Note 7). Each of these operating segments are managed separately as each requires different technologies, marketing approach and other resources.

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

Reseller

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

When an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

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

“12-month expected credit losses” are recognised for the first category (i.e. Stage 1) while “lifetime expected credit losses” are recognised for the second category (i.e. Stage 2).

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

The Group assess impairment of trade receivables on a collective basis as they possess shared credit risk characteristics they have been grouped based on the days past due. Refer to Note 3.14 for a detailed analysis of how the impairment requirements of IAS 9 are applied.

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

Capitalisation of internally developed software

Distinguishing the research and development phases of a new customised software project and determining whether the recognition requirements for the capitalisation of development costs are met, together with the allocation of time spent on these projects requires judgement. After capitalisation, management monitors whether the recognition requirements continue to be met and whether there are any indicators that capitalised costs may be impaired (see Note 3.12). Costs relating to maintaining current technology platforms are expensed in the period they are incurred.

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

5. Revenue

The following is an analysis of the Group’s revenue for the year from continuing operations. The Group’s revenue disaggregated by primary revenue sources are as follows:

	For the year ended 2023
	Publishing	Direct	Reseller	Total
Subscriptions	-	1,850,929	2,169,312	4,020,241
Advertising	314,591	-	933	315,524
Data	871,502	-	-	871,502
Services	-	110,467	58,959	169,426
Total	1,186,093	1,961,396	2,229,204	5,376,693

	For the year ended 2022
	Publishing	Direct	Reseller	Total
Subscriptions	-	1,265,483	1,903,611	3,169,094
Advertising	314,513	-	2,200	316,713
Data	649,937	-	-	649,937
Services	-	62,920	24,025	86,945
Total	964,450	1,328,403	1,929,836	4,222,689

	For the year ended 2021
	Publishing	Direct	Reseller	Total
Subscriptions	-	1,153,255	208,855	1,362,110
Advertising	177,126	-	-	177,126
Data	602,304	-	-	602,304
Services	-	29,770	20,115	49,885
Total	779,430	1,183,025	228,970	2,191,425

The Group’s revenue disaggregated by primary geographical markets is as follows:

	For the year ended 2023
	Publishing	Direct	Reseller	Total
Australia & New Zealand	-	1,607,146	540,977	2,148,123
North America	971,110	301,101	1,493,597	2,765,808
Europe	140,490	53,142	131,601	325,233
Other countries	74,493	7	63,029	137,529
Total	1,186,093	1,961,396	2,229,204	5,376,693

	For the year ended 2022
	Publishing	Direct	Reseller	Total
Australia	-	1,242,566	643,166	1,885,732
North America	508,507	11,575	884,383	1,404,465
Europe	411,061	44,431	73,008	528,500
Other countries	44,882	29,831	329,279	403,992
Total	964,450	1,328,403	1,929,836	4,222,689

	For the year ended 2021
	Publishing	Direct	Reseller	Total
Australia	34,741	1,042,621	170,061	1,247,423
North America	345,946	7,772	15,897	369,615
Europe	398,406	132,000	-	530,406
Other countries	337	632	43,012	43,981
Total	779,430	1,183,025	228,970	2,191,425

The Group’s revenue disaggregated by pattern of revenue recognition is as follows:

	For the year ended 2023
	Publishing	Direct	Reseller	Total
Services transferred at a point in time	314,591	110,467	59,893	484,951
Services transferred over time	871,502	1,850,929	2,169,311	4,891,742
Total	1,186,093	1,961,396	2,229,204	5,376,693

	For the year ended 2022
	Publishing	Direct	Reseller	Total
Services transferred at a point in time	314,513	62,920	26,224	403,657
Services transferred over time	649,937	1,265,483	1,903,612	3,819,032
Total	964,450	1,328,403	1,929,836	4,222,689

	For the year ended 2021
	Publishing	Direct	Reseller	Total
Services transferred at a point in time	177,126	29,770	20,115	227,011
Services transferred over time	602,304	1,153,255	208,855	1,964,414
Total	779,430	1,183,025	228,970	2,191,425

6. Other Income

		Consolidated Group
	Notes	2023 A$	2022 A$	2021 A$
Government subsidy		-	-	290,900
Research and development tax incentive		503,118	757,609	497,358
Export market development grant		66,600	45,433	-
Foreign exchange gain		141,285	495,457	-
Gain on liability extinguishment		282,490	-	-
Total other income		993,493	1,298,499	788,258

7. Segment Reporting

Management currently identifies three operating segments (see Note 3.4). Management monitors the performance of these operating segments as well as deciding on the allocation of resources to them. Segmental performance is monitored using adjusted segment operating results.

	For the year ended 2023
	Publishing	Direct	Reseller	Total
Revenue
From external customers	1,185,384	1,961,396	2,229,913	5,376,693
Segment revenue	1,185,384	1,961,396	2,229,913	5,376,693

Technology expense	(92,295)	(10,254)	(8,088)	(110,637)
Employee benefit expense	(111,538)	(134,140)	(524,023)	(769,701)
Occupancy expense	(1,573)	(1,036)	(1,189)	(3,798)
Advertising expense	(6,971)	(21,162)	(74,848)	(102,981)
Consultancy expense	-	(413)	-	(413)
Depreciation and amortisation	(255,848)	(219,026)	(26,378)	(501,252)
Impairment of financial assets	(10,958)	(217,739)	(66,566)	(295,263)
Other expenses	(2,358)	(18,774)	(21,791)	(42,923)

Segment operating profit/(loss)	703,843	1,338,852	1,507,030	3,549,725
Segment assets	171,697	910,175	429,998	1,511,870
Segment liabilities	(96,766)	(191,014)	(238,981)	(526,761)

	For the year ended 2022
	Publishing	Direct	Reseller	Total
Revenue
From external customers	964,450	1,328,403	1,929,836	4,222,689
Segment revenue	964,450	1,328,403	1,929,836	4,222,689

Technology expense	(77,974)	(13,724)	-	(91,698)
Employee benefit expense	(211,891)	(516,520)	(786,560)	(1,514,971)
Occupancy expense	(3,069)	(2,646)	(857)	(6,572)
Advertising expense	(31,210)	(2,048)	-	(33,258)
Consultancy expense	(364)	(245)	-	(609)
Depreciation and amortisation	(256,021)	(197,884)	-	(453,905)
Impairment of financial assets	(16,853)	(187,398)	(172,355)	(376,606)
Other expenses	758	(1,253)	(20,089)	(20,584)

Segment operating profit/(loss)	367,826	406,685	949,975	1,724,486
Segment assets	589,390	1,069,196	383,032	2,041,618
Segment liabilities	(108,326)	(226,382)	(229,737)	(564,445)

	For the year ended 2021
	Publishing	Direct	Reseller	Total
Revenue
From external customers	779,430	1,183,025	228,970	2,191,425
Segment revenue	779,430	1,183,025	228,970	2,191,425

Technology expense	(225,324)	(12,724)	(376)	(238,424)
Employee benefit expense	(407,876)	(359,082)	(209,251)	(976,209)
Occupancy expense	(1,857)	(15,807)	-	(17,664)
Advertising expense	(659)	(46,734)	-	(47,393)
Consultancy expense	-	-	-	-
Depreciation and amortisation	(198,578)	(143,468)	(10,544)	(352,590)
Impairment of financial assets	-	-	-	-
Other expenses	(294)	(625)	(1,379)	(2,298)

Segment operating profit/(loss)	(55,158)	604,585	7,420	556,847
Segment assets	1,654,054	151,460	85,889	1,891,403
Segment liabilities	(382,104)	(212,644)	(43,251)	(637,999)

The totals presented for the Group’s operating segments reconcile to the key financial figures as presented in its financial statements as follows:

	Consolidated Group
	2023 A$	2022 A$	2021 A$
Revenue
Total reportable segment revenue	5,376,693	4,222,689	2,191,425
Segment operating profit	3,549,725	1,724,486	556,847
Other income not allocated	423,775	495,457	290,900
Research and development incentives	569,718	803,042	497,358
Research and development costs	-	-	(761,140)
Technology expenses not allocated	(1,608,337)	(1,713,734)	(48,750)
Employee benefits expenses not allocated	(4,497,545)	(2,896,954)	(986,580)
Occupancy expenses not allocated	(109,774)	(59,793)	(34,555)
Advertising expenses not allocated	(215,511)	(380,754)	(20,182)
Consultancy expenses not allocated	(874,225)	(1,690,935)	(240,928)
Depreciation and amortisation not allocated	(853,917)	(398,456)	(44,916)
Impairment of financial assets not allocated	-	-	(14,690)
Other expenses not allocated	(170,128)	(224,496)	(130,217)
Group operating loss	(3,786,219)	(4,342,137)	(936,853)
Finance costs	(105,367)	(748,190)	(58,913)
Group loss before tax	(3,891,586)	(5,090,327)	(995,766)

	Consolidated Group
	2023 A$	2022 A$
Assets
Total reportable segment assets	1,511,870	2,041,618
Cash and cash equivalents	3,174,700	4,083,734
R&D tax incentive and other rebates	554,901	371,365
Deposits and prepayments	231,660	230,094
Fixed assets	380,018	395,999
Right of use assets	314,596	406,673
Capitalised development costs	2,780,538	945,821
Other assets	286,598	79,626
Group assets	9,234,881	8,554,930
Liabilities
Total reportable segment liabilities	(526,761)	(564,445)
Trade and other payables	(1,829,301)	(1,031,933)
Borrowings	(301,600)	(308,100)
Provisions	(118,112)	(318,598)
Accrued expenses	(1,051,406)	(763,953)
Lease liabilities	(417,744)	(450,416)
Group liabilities	(4,244,924)	(3,437,445)

8. Other expenses and financial costs

	Consolidated Group
	2023 A$	2022 A$	2021 A$
Other expenses
Travel & related expenses	(141,196)	(118,292)	(7,558)
Legal expenses	-	-	(93,801)
Insurance expenses	(45,083)	(68,167)	(59,685)
Business expenses	(26,772)	(24,204)	(4,958)
Foreign exchange gain	-	(34,416)	33,487
Total other expenses	(213,051)	(245,079)	(132,515)

Finance costs
Implied interest expense related to convertible notes	-	(666,534)	-
Interest expense	(41,389)	(68,271)	(40,106)
Bank charges	(4,322)	(9,182)	(8,155)
Merchant facility fees	(59,656)	(4,203)	(10,652)
Total finance costs	(105,367)	(748,190)	(58,913)

9. Tax expense

(a) Tax expense

The major component of tax expense and the reconciliation of the expected tax expense based on the domestic effective tax rate of Locafy Limited as 25% (2022: 25%) and the reported tax expense in profit and loss are as follows:

	Consolidated Group
	2023 A$	2022 A$	2021 A$
Loss before income tax	(3,891,586)	(5,090,327)	(995,766)
Domestic tax rate	25%	25%	26%
Expected tax expense/(benefit)	(972,896)	(1,272,582)	(258,899)
Adjustment for tax-exempt income:
-Decline in value of depreciating assets	(315,773)	(221,095)	(12,401)
-R&D tax incentive	(125,780)	(189,402)	(136,773)
-Other deductible expenses	(301,604)	(230,118)	(142,272)
Adjustment for non-deductible expenses:
-R&D expenses	-	200,909	-
-Other non-deductible expenses	680,462	937,491	176,897
Income tax expense/(benefit)	-	-	-
Movement in unrecognized deferred tax	1,035,591	774,797	373,448

(b) Deferred tax assets and liabilities

As at 30 June 2023, the Company had accumulated tax losses totaling A$31,508,456 (2022: A$27,083,603). A deferred tax asset in relation to the tax value of losses carried forward has not been recognised in the accounts as, presently, the Company does not expect to be in a position to utilise these losses in the foreseeable future.

10. Trade and other receivables

Trade and other receivables consist of the following:

	Consolidated Group
	2023 A$	2022 A$
Trade receivables, gross	917,411	1,144,456
Allowance for credit losses	(360,777)	(369,844)
Trade receivables	556,634	774,612

R&D tax incentive	524,901	371,365
Goods and services taxes	132,114	47,647
Services contracts	74,864	9,625
Other receivables	731,879	428,637
Trade and other receivables	1,288,513	1,203,249

All amounts are short term. The net carrying value of trade receivables is considered a reasonable approximation of fair value.

All of the Group’s trade and other receivables have been reviewed for indicators of impairment by ascertaining the solvency of the debtor and are provided for where there are specific circumstances indicating that the debt may not be fully repaid to the Group. The allowance for credit loss in the year ended 30 June 2023 primarily relates to one customer where there is continuing dialogue between the Company and that party to find a resolution. The balance takes into consideration increasing interest rates and other global economic conditions that may affect the ability of our customers to pay their accounts in a timely manner.

The current impairment provision applies the IFRS 9 expected loss model. The allowance in the comparative period was assessed as insignificant, as the credit risk for trade receivables was negligible.

11. Other assets

	Consolidated Group
	2023 A$	2022 A$
Current
Prepayments	161,718	157,435
Deposits	69,942	72,659
Advances	125,122	-
	356,782	230,094

12. Subsidiaries

Name of subsidiary	Principal activity	Place of incorporation and operation	Proportion of ownership interest and voting power held by the Group
			2023	2022
Moboom USA Inc	Dormant	USA	100%	100%

13. Property, plant & equipment

	Leasehold improvements	IT equipment	Other equipment	Total
Gross carrying amount
Balance 1 July 2021	-	11,466	49,485	60,951
Additions	250,211	69,612	104,391	424,214
Disposals	-	(2,268)	-	(2,268)
Balance as at 30 June 2022	250,211	78,810	153,876	482,897

Depreciation and Impairment
Balance 1 July 2021	-	(5,111)	(43,448)	(48,559)
Disposals	-	414	-	414
Depreciation	(17,680)	(10,381)	(10,692)	(38,753)
Balance as at 30 June 2022	(17,680)	(15,078)	(54,140)	(86,898)

Carrying amount 30 June 2022	232,531	63,732	99,736	395,999

	Leasehold improvements	IT equipment	Other equipment	Total
Gross carrying amount
Balance 1 July 2022	250,211	78,810	153,876	482,897

Additions	90,450	1,493	677	92,620
Disposals	-	-	-	-
Balance as at 30 June 2023	340,661	80,303	154,553	575,517

Depreciation and Impairment
Balance 1 July 2022	(17,680)	(15,078)	(54,140)	(86,898)

Disposals	-	-	-	-
Depreciation	(61,665)	(19,198)	(27,738)	(108,601)
Balance as at 30 June 2023	(79,345)	(34,276)	(81,878)	(195,499)

Carrying amount 30 June 2023	261,316	46,027	72,675	380,018

14. Right of use assets and lease liabilities

Right of use assets

Buildings A$
Gross carrying amount
Balance as at 1 July 2022	460,385
Additions	-
Disposals	-
Balance as at 30 June 2023	460,385

Depreciation and impairment
Balance as at 1 July 2022	(53,712)
Disposals	-
Depreciation	(92,077)
Balance as at 30 June 2023	(145,789)

Carrying amount as at 30 June 2023	314,596

Lease liabilities

Lease liabilities are presented in the consolidated statement of financial position as follows:

	Consolidated Group
	2023 A$	2022 A$
Current	85,165	32,672
Non-current	332,578	417,744
	417,743	450,416

The Company has a lease for office space. This lease is reflected in the consolidated financial statement of financial position as a right-of-use asset and a lease liability. For the lease over the office space, the Company must keep this property in a good state of repair and return the property in their original condition at the end of lease.

Right-of-use asset	No. of right-of-use assets leased	Range of remaining term	Average remaining lease term	No. of leases with extension options	No. of leases with options to purchase	No. of leases with variable payments linked to an index	No. of leases with termination options
Office	1	3-4 years	3 years	-	-	-	-

The lease liabilities are secured by the related underlying right of use assets. Future minimum lease payments at 30 June 2022 were as follows:

	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Total
Lease payments	114,211	149,251	151,716	63,916	-	479,104
Finance charges	(29,056)	(20,582)	(10,542)	(1,181)	-	(61,361)
Net present value	85,165	128,669	141,174	62,735	-	417,743

15. Intangible assets

		Consolidated Group
	Note	2023 A$	2022 A$
Carrying amounts of:
Databases		895,057	1,238,787
Trademarks		29,314	31,979
Patents		15,363	18,593
Capitalised development costs		2,780,538	945,820
		3,720,272	2,235,179

Databases
Opening balance	1,238,787	1,340,179
Additions	211,026	351,737
Disposals	(54,285)	-
Amortisation expense	(500,471)	(453,129)
Carrying amount for databases	895,057	1,238,787

Patents
Opening balance	31,979	34,760
Additions	-	-
Disposals	-	-
Amortisation expense	(2,665)	(2,781)
Carrying amount for patents	29,314	31,979

Trademarks
Opening balance	18,593	22,458
Additions	-	2,360
Disposals	-	-
Amortisation expense	(3,230)	(6,225)
Carrying amount for trademarks	15,363	18,593

Capitalised development costs
Opening balance		945,820	-
Additions	(a) (b) (c)	2,482,843	1,261,094
Disposals		-	-
Amortisation expense		(648,125)	(315,274)
Carrying amount for trademarks		2,780,538	945,820

(a)	On 22 August 2022, the Company acquired certain technology assets from Jimmy Kelley Digital that complemented and extended the functionality of the existing technology Locafy has developed. The Company has determined that the elements of IAS 3 Business Combinations were not achieved and, accordingly, the acquisition is that it is an asset acquisition. The details of the asset acquisition are as follows:

A$
Amount settled in cash	521,393
Amount settled in equity	428,726
Fair value of consideration transferred	950,119

Recognised amounts of identifiable net assets:
Intangible assets (capitalized development costs)	950,119
Net identifiable assets	950,119
Goodwill on acquisition	-

(b)	On 30 June 2023, the Company exercised its option to acquire further technology assets from Jimmy Kelley Digital. The Company has determined that the elements of IAS 3 Business Combinations were not achieved and, accordingly, the acquisition is that it is an asset acquisition. The details of the asset acquisition are as follows:

A$
Fair value of contingent consideration	453,446
Fair value of consideration transferred	453,446

Recognised amounts of identifiable net assets:
Intangible assets (capitalized development costs)	453,446
Net identifiable assets	453,446
Goodwill on acquisition	-

(c)	During the year ended 30 June 2023, the Company has capitalised a significant portion of its expenditure relating to the development of, amongst other things, a new admin console to enable customers to acquire products directly from their own account. The admin console is a key component of the Platform allowing users to acquire, manage and view product reporting and analytics. The Company is commercialising this developed technology and accordingly, the development expense will be amortized over future periods.

16. Trade and other payables

Trade and other payables consist of the following:

		Consolidated Group
	Note	2023 A$	2022 A$
Trade payables		773,917	661,755
Sundry payables		1,280,210	492,486
Deferred consideration	(a)	453,446	300,000
		2,507,573	1,454,241

(a)	Relates to the acquisition of further technologies from Jimmy Kelley Digital.

All amounts are short term. The carrying values of trade payables is considered to be a reasonable approximation of fair value.

17. Borrowings

Borrowings include the following financial liabilities:

		Consolidated Group
	Note	2023 A$	2022 A$
ASX convertible notes	(a)	301,600	308,100
		301,600	308,100

Balance at the beginning of the period		308,100	435,600
Issue of Nasdaq convertible notes		-	1,846,279
Interest recognised on convertible notes		-	544,121
Conversion of debt to equity		-	(2,420,400)
Repayment of borrowings		(6,500)	(97,500)
Balance at the end of the period		301,600	308,100

(a)	The Company has on issue unsecured convertible notes totaling A$301,600, including accrued interest. These notes have matured, have a fixed repayment amount and are not accruing further interest. These notes automatically convert to equity upon an ASX listing, however, due to the Company now being listed on Nasdaq the Company is unlikely to pursue an ASX listing, in which case the notes can only be redeemed in cash at their face value plus interest. All convertible notes are due and payable as at reporting date.

18. Provisions

	Consolidated Group
	2023 A$	2022 A$
Employee benefits
Current	214,465	473,006
Non-current	48,271	25,988
	262,736	498,994

The provision for employee benefits represents accrued annual leave and vested together with vested and unvested long service leave entitlements.

19. Accrued expenses

	Consolidated Group
	2023 A$	2022 A$
Current
Accrued expenses	458,057	477,144
Salaries payable	54,554	34,704
	512,611	511,848
Non-Current
Accrued expenses	90,450	-
Salaries payable	-	76,504
	90,450	76,504

20. Contract liabilities

Contract liabilities consist of the following:

	Consolidated Group
	2023 A$	2022 A$
Deferred subscription revenue	149,865	136,606
Advances for website builds	2,346	736
	152,211	137,342

Current	151,475	136,606
Non-current	736	736

21. Share capital

The share capital of Locafy Limited consists only of fully paid ordinary shares. All shares are equally eligible to receive dividends and the repayment of capital and represent one vote at shareholders’ meeting of the Company.

	Note	2023 Number of Shares	2023 Share Capital A$	2022 Number of Shares	2022 Share Capital A$
Balance at 1 July		20,528,803	45,038,037	18,598,414	35,505,073

Share issue, Nasdaq initial public offering		-	-	1,454,546	7,973,486
Issues on conversion of convertible notes		-	-	475,843	2,542,812
Consolidation of ordinary shares due to Reverse Share Split	(a)	(19,497,565)	-	-	-
Share issue, At The Market Offering	(b)	245,010	3,295,822	-	-
Balance at 30 June		1,276,248	48,333,859	20,528,803	46,021,371

Share issue costs		-	(403,373)	-	(983,334)
Net share capital balance		1,276,248	47,930,486	20,528,803	45,038,037

(a)	On 7 December 2022, our shareholders authorized at an extraordinary general shareholders’ meeting, a one-for-twenty reverse share split of our issued and outstanding ordinary shares (“Reverse Share Split”). No fractional ordinary shares were issued in connection with the Reverse Share Split and all fractional interests were rounded up to the nearest whole number. Issued and outstanding warrants and performance rights were split on the same basis.

(b)	On 18 May 2023, the Company entered into an At The Market Offering Agreement (“Sales Agreement”) with H.C. Wainwright & Co., LLC, relating to the sale of our ordinary shares. In June 2023, the Company sold 245,010 ordinary shares for total gross proceeds of $2,238,570 under the Sales Agreement, pursuant to the prospectus dated 1 June 2023 forming a part of the registration statement on Form F-3 (File No. 333-272066), as amended, filed with the Securities and Exchange Commission which became effective on 1 June 2023.

22. Reserves

		Consolidated Group
	Notes	2023 A$	2022 A$
Foreign currency translation reserve	(a)
Opening balance at 1 July		143,780	192,233
Exchange differences arising from foreign operations		(23,010)	(48,453)
Closing balance at 30 June		120,770	143,780

Share option reserve	(b)
Opening balance at 1 July		5,021,974	3,603,916
Equity-settled employee benefits		1,774,645	3,758,700
Equity-settled supplier payments		146,236	899,992
Warrants		363,282	363,282
Closing balance at 30 June		2,284,163	5,021,974

Convertible note reserve
Opening balance at 1 July		140,721	-
Convertible notes issued		-	140,721
Transfer to retained earnings on historical conversion of notes		(140,721)	-
Closing balance at 30 June		-	140,721

Total reserves		2,404,933	5,306,475

(a)	Foreign currency translation reserve

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

23. Accumulated losses

	Consolidated Group
	2023 A$	2022 A$
Balance at beginning of year	(45,227,027)	(40,136,700)
Transfers from reserve accounts	3,773,151
Profit attributable to owners of the Company	(3,891,586)	(5,090,327)
Balance at end of year	(45,345,462)	(45,227,027)

24. Reconciliation of profit for the year to net cash flows from operating activities

	Consolidated Group
	2023 A$	2022 A$
Loss for the year	(3,891,586)	(5,090,327)

Non-cash items in operating profit
Depreciation of property, plant and equipment	108,602	6,732
Amortisation of intangible assets	1,154,492	777,409
Amortisation of right of use asset	92,077	68,220
Share based payments	304,345	359,544
Implied interest expense related to convertible notes	-	666,534
R&D tax incentive and other rebates expected	(533,119)
Foreign exchange loss	(141,284)	(543,910)
Expected credit losses	295,263	369,844
Gain on liability extinguishment	(282,489)	-
Operating cash flows before movements in working capital	997,887	1,704,373

Movements in working capital
(Increase)/decrease in trade and other receivables	(780,321)	(1,182,077)
(Increase)/decrease in prepayments and deposits	(126,688)	4,194
Increase/(decrease) in trade and other payables	1,392,829	396,204
Increase/(decrease) in provisions and accruals	132,039	(186,066)
Increase/(decrease) in deferred revenue	14,869	113,263
Cash generated from operations	632,728	(854,482)
Net cash generated by operating activities	(2,260,971)	(4,240,436)

25. Earnings per share

On 7 December 2022, our shareholders authorised at an extraordinary general shareholders’ meeting, a one-for-twenty reverse share split of our issued and outstanding ordinary shares (the “Reverse Share Split”). The number of ordinary shares following the split are reflected in the calculation below.

Both basic and diluted earnings per share have been calculating the profit attributable to shareholders of the parent company (Locafy Limited) as the numerator, i.e. no adjustments to profit were necessary in 2023 or 2022.

	Consolidated Group
	2023	2022
Weighted average number of shares used in basic earnings per share	1,053,920	1,031,238
Weighted average number of shares used in diluted earnings per share	1,053,920	1,031,238

26. Contingent liabilities

There were no contingent liabilities in both 2023 and 2022.

27. Fair value of financial instruments

The Company’s financial instruments comprise the following:

		Consolidated Group
	Notes	2023 A$	2022 A$
Cash and cash equivalents		3,174,700	4,083,735
Trade and other receivables	(a)	1,288,513	1,203,249
Term deposits with financial institutions	(b)	69,942	69,942
Trade and other payables	(a)	(2,507,573)	(1,454,241)
Lease liabilities		(417,743)	(450,416)
Borrowings	(c)	(301,600)	(308,100)
		1,306,239	3,144,169

(a)	The fair values are a close approximation of the carrying amounts for trade and other receivables and payables on account of the short term maturity cycle.
(b)	The fair values are a close approximation of the carrying amounts for term deposits as these deposits are interest bearing and are rolled over at short maturity.
(c)	Borrowings relate to ASX convertible notes (refer to Note 17).

28. Financial instruments risk

Risk management objective and policies

The Company is exposed to various risks in relation to financial instruments.

Risk management is carried out under the policies approved by the Company’s Audit and Risk Committee. The Committee identifies and evaluates the risk and takes appropriate measures to minimize the risks. The nature and extent of such risks, and management’s risk management strategy are noted below.

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

Foreign currency denominated financial assets and liabilities which expose the Company to currency risk are disclosed below.

	USD	Other
30 June 2023
Financial assets	3,013,159	1,519,966
Financial liabilities	(980,270)	(2,246,647)
Total exposure	2,032,889	(726,681)

30 June 2022
Financial assets	3,647,337	1,709,589
Financial liabilities	(435,265)	(1,777,492)
Total exposure	3,212,072	(67,903)

The following table illustrates the sensitivity of profit and equity in relation to the Company’s financial assets and financial liabilities and the AUD:USD exchange rate “all other things being equal”. It assumes a +/- 10% change of the AUD:USD exchange rate for the year ended 30 June 2023 (2022: 10%). The percentages have been determined based on the average market volatility in exchange rates in the previous twelve months. The sensitivity analysis is based on the Company’s foreign currency financial instruments held at each reporting date.

If the AUD had strengthened against the USD by 10% (2022: 10%) then this would have had the following impact:

Profit and equity for the year	A$
30 June 2023	(952,682)
30 June 2022	(292,006)

If the AUD had weakened against the USD by 10% (2022: 10%) then this would have had the following impact:

Profit and equity for the year	A$
30 June 2023	(478,018)
30 June 2022	321,207

The higher foreign currency exchange rate sensitivity in profit in 2023 compared with 2022 is attributable to an increase in USD denominated cash and trade receivables.

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

At the reporting date, the interest rate risk profile of the consolidated entity’s interest-bearing financial instruments was as follows:

		Fixed Interest maturing in:					Weighted
2023	Floating interest rate	1 year or less	Over 1 to 5 years	More than 5 years	Non-Interest bearing	Total	average interest rate
Financial assets
Cash and cash equivalents	-	-	-	-	3,174,700	3,174,700
Trade and other receivables	-	-	-	-	1,288,513	1,288,513
Term deposits	-	69,942	-	-	-	69,942	1.04%
	-	69,942	-	-	4,463,213	4,533,155
Financial liabilities
Trade and other payables	-	-	-	-	2,507,573	2,507,573
Lease liabilities					417,744	417,744
Borrowings	-	-	-	-	301,600	301,600
	-	-	-	-	3,226,917	3,226,917

		Fixed Interest maturing in:					Weighted
2022	Floating interest rate	1 year or less	Over 1 to 5 years	More than 5 years	Non-Interest bearing	Total	average interest rate
Financial assets
Cash and cash equivalents	-	-	-	-	4,083,735	4,083,735
Trade and other receivables	-	-	-	-	1,203,249	1,203,249
Term deposits	-	69,942	-	-	-	69,942	0.21%
	-	69,942	-	-	5,286,984	5,356,926
Financial liabilities
Trade and other payables	-	-	-	-	1,454,241	1,454,241
Lease liabilities					450,416	450,416
Borrowings	-	-	-	-	308,100	308,100
	-	-	-	-	2,212,757	2,212,757

The following table illustrates the sensitivity of profit and equity in relation to the Company’s financial assets and financial liabilities and interest rate movements “all other things being equal”. It assumes a +/- 1% change in interest rates for the year ended 30 June 2023 (2022: 1%).

If interest rates had increased by 1% then this would have had the following impact:

Profit and equity for the year	A$
30 June 2023	1,426
30 June 2022	849

If interest rates had decreased by 1% then this would have had the following impact:

Profit and equity for the year	A$
30 June 2023	27
30 June 2022	(550)

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

The expected loss rates are based on the payment profile for sales over the past 12 months before 30 June 2023. The historical rates are adjusted to reflect current and forward looking macroeconomic factors affecting the customer’s ability to settle the amount outstanding. The Company has identified interest rates to be the most relevant factor and accordingly adjusts historical loss rates for expected changes in this factor. However, given the short period of credit risk exposure, the impact of this macroeconomic factor has not been considered significant within the reporting period.

Trade receivables are written off (i.e derecognised) when there is no reasonable expectation of recovery. Failure to make payments within 180 days from the invoice due date and failure to engage with the Company on alternative payment arrangements amongst others are considered indicators of no reasonable expectation of recovery.

On the above basis, the expected credit loss for trade receivables as at 30 June 2023 was A$360,777 (2022: $369,844).

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

The contractual maturity analysis of the Company’s financial instruments is noted below:

30 June 2023	3 months or less A$	Over 3 to 12 months A$	Total A$
Financial assets:
Cash and cash equivalents	3,174,700	-	3,174,700
Trade and other receivables	1,288,513	-	1,288,513
Term deposits	-	69,942	69,942
	4,463,213	69,942	4,533,155
Financial liabilities:
Trade and other payables	(2,507,573)	-	(2,507,573)
Lease liabilities	(11,177)	(406,567)	(417,744)
Borrowings	(301,600)	-	(301,600)
	(2,820,350)	(406,567)	(3,226,917)

30 June 2022	3 months or less A$	Over 3 to 12 months A$	Total A$
Financial assets:
Cash and cash equivalents	4,083,735	-	4,083,735
Trade and other receivables	1,203,249	-	1,203,249
Term deposits	-	69,942	69,942
	5,286,984	69,942	5,356,926
Financial liabilities:
Trade and other payables	(1,454,241)	-	(1,454,241)
Lease liabilities	(4,407)	(446,009)	(450,416)
Borrowings	(308,100)	-	(308,100)
	(1,766,748)	(446,009)	(2,212,757)

29. Capital management policies

The Company’s capital management objectives are:

●	To ensure the Company’s ability to continue as a going concern; and
●	To provide an adequate return to shareholders by pricing products and services in a way that reflects the level of risk involved in providing those goods and services.

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

As at 30 June 2023, none of the vesting conditions have been met.

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

The value of the Performance Rights within the Reserve at 30 June 2023 was $2,203,370 (2022: $1,054,776). The expense recognised for employee services received during the year was $460,603 (2022: $291,029).

Movements in Performance Rights during the year

	2023	2022
Tranche 1
Balance at beginning of year	82,686	10,890
Granted during the year	42,493	73,296
Forfeited during the year	(4,063)	(1,500)
Exercised during the year	-	-
Expired during the year	-	-
Balance at end of year	121,116	82,686

	2023	2022
Tranche 2
Balance at beginning of year	17,200	18,929
Granted during the year	5,900	4,271
Forfeited during the year	(6,301)	(6,000)
Exercised during the year	-	-
Expired during the year	-	-
Balance at end of year	16,799	17,200

	2023	2022
Tranche 3
Balance at beginning of year	28,680	27,381
Granted during the year	10,628	10,049
Forfeited during the year	(10,515)	(8,750)
Exercised during the year	-	-
Expired during the year	-	-
Balance at end of year	28,793	28,680

On 7 December 2022, our shareholders authorised at an extraordinary general shareholders’ meeting, a one-for-twenty reverse share split of our issued and outstanding ordinary shares (the “Reverse Share Split”). Issued and outstanding performance rights were split on the same basis. The number of performance rights following the split are reflected in the table above.

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

Directors’ remuneration

	Short term			Post-employment	Other long term	Share-based payments(1)
	Salary & fees	Cash bonus & non-monetary benefits	Annual leave accrual(2)	Super- annuation	Long service leave accrual(3)	Performance Rights	Total
Total directors	656,685	-	(138,697)	60,295	(83,531)	639,351	1,134,103

(1)	The fair value of the performance rights is calculated in accordance with IFRS 2 Share-based Payments for non-market performance conditions. The value disclosed is the portion of the grant-date fair value of the performance rights recognised as an expense in each reporting period.

(2)	Represents accounting adjustments for accrued annual leave.

(3)	In accordance with AASB 119 Employee benefits, long service leave is classified as other long-term employee benefits.

Performance Rights held by Directors

The movement during the reporting period of Performance Rights over ordinary shares in Locafy Limited held, directly, indirectly or beneficially by directors, including their related parties, is as follows:

	Held at July 1, 2022 (1)	Granted as compensation (2)	Exercised	Lapsed	Forfeited	Other changes	Held at June 30, 2023	Vested during the year	Vested and exercise-able at June 30, 2023
Total Directors	96,357	24,721	-	-	-	-	121,078	-	-

(1)	On 7 December 2022, our shareholders authorised at an extraordinary general shareholders’ meeting, a one-for-twenty reverse share split of our issued and outstanding ordinary shares (the “Reverse Share Split”). Issued and outstanding performance rights were split on the same basis. The number of performance rights following the Reverse Share Split are reflected in the table above.

(2)	In order to preserve cash and to reduce debt, the directors agreed to apply a portion of unpaid entitlements and director’s fees as at 30 June 2023 towards acquiring performance rights. The number of performance rights issued was based upon a price of US$7.46 per Performance Right; which was calculated by applying the 30-day volume weighted average price per Locafy share ended 23 June 2023 and a AUD:USD exchange rate of $0.6670; being the 30-day average rate ended 23 June 2023 (published by the Reserve Bank of Australia).

Shares held by Directors

The movement during the reporting period in the number of ordinary shares in Locafy Limited held, directly, indirectly or beneficially, by directors, including their related parties, is as follows:

	Held at July 1, 2022 (1)	Received on exercise of Performance Rights	Other changes (2)	Held at June 30, 2023
Total Directors	283,968	-	2,360	286,328

(1)	On 7 December 2022, our shareholders authorised at an extraordinary general shareholders’ meeting, a one-for-twenty reverse share split of our issued and outstanding ordinary shares (the “Reverse Share Split”). Issued and outstanding shares were split on the same basis. The number of shares following the Reverse Share Split are reflected in the table above.

(2)	Other changes represent shares that were purchased or sold during the year.

Other related party transactions

Mr. Ranko Matic held the company secretary position for the period, 1 July 2022 to 6 September 2022 and was paid A$6,000 as a retainer for those services during that period.

32. Events after the reporting date

●	On 18 July 2023, the Company announced the signing of a new enterprise contract with a leading integrated marketing and advertising agency; primarily focused on the deployment of the Company’s Keystone product.

33. Authorisation of financial statements

The consolidated financial statements for the year ended 30 June 2023 (including comparatives) were approved by the board of directors on 11 October 2023.

Gavin Burnett	Melvin Tan
Chief Executive Officer	Chief Financial Officer

