Form 20-F/A
period 2023-06-30
Locafy Ltd
filed 2024-04-17
CIK 1875547

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Amendment No. 1)

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

Auditor Name	Auditor Location	Auditor Firm ID
GRANT THORNTON AUDIT PTY LTD	Perth, Western Australia	2233

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Amendment”) amends the Annual Report on Form 20-F of Locafy Limited for the fiscal year ended June 30, 2023, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on October 11, 2023 (the “Form 20-F”). The sole purpose of this Amendment is to amend the Form 20-F to supplement certain disclosures in (i) Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources, as related to the Company’s going concern and certain of its outstanding debt obligations pursuant to certain of its outstanding convertible notes and (ii) Item 3D – Risk Factors, as related to the Company’s outstanding debt obligations pursuant to certain of its outstanding convertible notes response to comments received from the SEC.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Form 20-F/A also contains new certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Because no financial statements have been included in this Form 20-F/A and this Form 20-F/A does not contain or amend any disclosure with respect to Items 307 and 308 of Regulation S-K, paragraphs 3, 4 and 5 of the certifications have been omitted.

The Form 20-F, as amended by this Amendment, speaks as of the original filing date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date of the Form 20-F, and does not modify or update in any way the disclosures made in the Form 20-F except as described above. Accordingly, this Amendment should be read in conjunction with the Form 20-F and the Company’s filings with the SEC subsequent to the original filing date of the Form 20-F.

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

PART I

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

Risks Related to the ASX Convertible Notes

Our outstanding obligations under the ASX Convertible Notes may adversely affect our cash flow and our ability to operate our business.

As of June 30, 2023, the outstanding balance of our unsecured convertible notes issued in 2015, including accrued and unpaid interest thereon, totaled A$301,600 (the “ASX Convertible Notes”). The ASX Convertible Notes have a maturity date of March 31, 2016 (the “Maturity Date”), have a fixed repayment amount and are not accruing further interest. Pursuant to the ASX Convertible Notes, we are obligated to redeem each ASX Convertible Note that has not been redeemed, converted or is the subject of a conversion notice on the earlier of (i) the Maturity Date and (ii) the date of receipt by us of a written notice from a holder of the ASX Convertible Notes that an Event of Default (as defined in the ASX Convertible Notes) has occurred, in each case of (i) and (ii), by paying to the holder of the ASX Convertible Notes an amount equal to the applicable Maturity Redemption Value (as defined in the ASX Convertible Notes). The ASX Convertible Notes automatically convert to equity upon an ASX listing, however, as we are now listed on Nasdaq, we are unlikely to pursue an ASX listing. Accordingly, and pursuant to the terms of the ASX Convertible Notes, the ASX Convertible Notes can only be redeemed in cash at their face value plus interest. Pursuant to the ASX Convertible Notes, an event of default occurs when we (i) are in or may be deemed within the meaning of any applicable law to be, insolvent or unable to pay our debts; or (ii) are in default in the due performance of any undertaking, condition or obligation on our part to be performed in accordance with the ASX Convertible Notes or such deed and has not rectified such default within 20 business days of being requested to do so in writing by a holder of the ASX Convertible Notes. As we have not redeemed the full amount under the ASX Convertible Notes at the Maturity Date, such failure constitutes an Event of Default pursuant to the terms of the ASX Convertible Notes. We are currently working to pay off our outstanding obligations under the ASX Convertible Notes, however, there can be no assurances that we will be able to do so. As of the date of this Annual Report, there is no outstanding demand letter to us by any noteholder of the ASX Convertible Notes demanding repayment. We are also unlikely to repay our outstanding obligations under the ASX Convertible Notes to a noteholder of the ASX Convertible Notes that is no longer in existence and that has since been deregistered as a corporation in Australia. As of June 30, 2023, we have sufficient cash to repay the ASX Convertible Notes in full, though we are unlikely to pay an aggregate of A$130,000 to the aforementioned deregistered and defunct noteholder.

Our ability to meet our expenses and debt obligations, including with respect to ASX Convertible Notes, will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors. We will be unable to control many of these factors, such as economic conditions. We cannot be certain that we will continue to have sufficient capital to allow us to pay the principal and interest on the outstanding ASX Convertible Notes and to meet any other obligations. If we do not have sufficient funds to service our debt, including ASX Convertible Notes, we may be required, but unable to refinance all or part of our existing debt, sell assets, borrow money, or raise equity on terms acceptable to us, if at all, and therefore there is substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is further disclosed in this Annual Report on Form 20-F and in the Report of Independent Registered Public Accounting Firm and the notes to the consolidated financial statements, in line with the disclosure requirements pursuant to IAS 1.25.

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

B. Liquidity and Capital Resources

Plan of Operations and Future Funding Requirements – Going Concern

Our independent registered public accounting firm has issued an opinion on our consolidated financial statements included in this Annual Report that states that there is substantial doubt in respect of the assumption that we will continue as a going concern. We have incurred substantial operating losses and have used cash in our operating activities for the past few years. As of and for the year ended June 30, 2023, we had a net loss of A$3,891,586 and net cash used in operating activities of A$2,260,971. Additionally, as of June 30, 2023, the outstanding balance of our ASX Convertible Notes, including accrued and unpaid interest thereon, totaled A$301,600. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—ASX Convertible Notes”.

Our consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should we be unable to continue as a going concern. We also cannot be certain that additional financing, if needed, will be available on acceptable terms, or at all, and our failure to raise capital when needed could limit our ability to continue our operations. There remains substantial doubt about our ability to continue as a going concern for the next twelve months from the date the consolidated financial statements to this Annual Report were issued.

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

We expect to finance our future cash needs through public or private equity offerings, debt financings, government subsidies and research and development grants, and business development transactions. We may need to raise additional funds more quickly if one or more of our assumptions prove to be incorrect or if we choose to expand our business operations and partnerships more rapidly than we presently anticipate. We may also decide to raise additional funds even before we need them if the conditions for raising capital are favorable. Additional equity, debt, government subsidies and research and development grants, or business development transactions may not be available on acceptable terms, if at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate certain of our planned business operations, development of our technology, or partnerships, or obtain to funds through arrangements with collaborators or others that may require us to relinquish rights to certain of our technology that we might otherwise seek to develop independently.

Our long-term success and ability to continue as a going concern are dependent upon obtaining sufficient capital to fund its business operations, to generate revenue and, ultimately, to attain profitable operations or, alternatively, to advance our products and technology to such a point that they would be attractive candidates for acquisition by others in the industry.

To date, we have been able to obtain financing as and when it was needed; however, there is no assurance that financing will be available in the future, or if it is, that it will be available at acceptable terms. See “Item 3. Key Information—D. Risk Factors—There is substantial doubt about our ability to continue as a going concern”, and Note 3.2 to the consolidated financial statements to this Annual Report.

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

ASX Convertible Notes

As of June 30, 2023, the outstanding balance of our unsecured convertible notes issued in 2015, including accrued and unpaid interest thereon, totaled A$301,600 (the “ASX Convertible Notes”). The ASX Convertible Notes have a maturity date of March 31, 2016, have a fixed repayment amount and are not accruing further interest. Of the A$301,600 in outstanding balance of the ASX Convertible Notes, we have since repaid an aggregate of A$30,000. Additionally, an aggregate of A$130,000 in outstanding balance relates to a deregistered and defunct noteholder, and as such, we are unlikely to make repayments to. Pursuant to the ASX Convertible Notes, we are obligated to redeem each ASX Convertible Note that has not been redeemed, converted or is the subject of a conversion notice on the earlier of (i) the Maturity Date and (ii) the date of receipt by us of a written notice from a holder of the ASX Convertible Notes than an Event of Default (as defined in the ASX Convertible Notes) has occurred, in each case of (i) and (ii), by paying to the holder of the ASX Convertible Notes an amount equal to the applicable Maturity Redemption Value (as defined in the ASX Convertible Notes). The ASX Convertible Notes automatically convert to equity upon an ASX listing, however, as we are now listed on Nasdaq, we are unlikely to pursue an ASX listing. Accordingly, and pursuant to the terms of the ASX Convertible Notes, the ASX Convertible Notes can only be redeemed in cash at their face value plus interest.

Pursuant to the ASX Convertible Notes, an event of default occurs when we (i) are in or may be deemed within the meaning of any applicable law to be, insolvent or unable to pay our debts; and (ii) are in default in the due performance of any undertaking, condition or obligation on our part to be performed in accordance with the ASX Convertible Notes or such deed and has not rectified such default within 20 business days of being requested to do so in writing by a holder of the ASX Convertible Notes. As we have not redeemed the full amount under the ASX Convertible Notes at the Maturity Date, such failure constitutes an Event of Default pursuant to the terms of the ASX Convertible Notes. If we do not rectify such default with 20 business days of being requested to do so in writing by a holder of the ASX Convertible Notes, the noteholder may then elect to make a statutory demand on us, which would require us to repay such noteholder’s debt within the statutory period (currently 21 days). A failure to comply with the statutory demand may lead to the noteholder commencing winding up proceedings against us. As of the date of this Annual Report, there is no outstanding demand letter to us by any noteholder of the ASX Convertible Notes demanding repayment.

We plan to progressively pay down the outstanding balance of the ASX Convertible Notes as our financial capacity allows us to do so, while also maintaining sufficient funds on hand for our ongoing business operations. We are unlikely to repay an aggregate of A$130,000 due to a noteholder of the ASX Convertible Notes that is no longer in existence and that has since been deregistered as a corporation in Australia, and may need to allow the statute of limitations to expire before making any corresponding adjustment in our financial accounts.

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

E. Critical Accounting Estimates

Not applicable.

PART III

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1	Constitution of Locafy Limited, as currently in effect (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

2.1***	Description of Securities.

2.2	Constitution of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

2.3	Form of Deed Poll Constituting Convertible Loan Notes (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

2.4	Form of Representative’s Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

2.5	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

2.6	Form of Convertible Note Deed (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

2.7	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

2.8	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

4.1#	Executive Agreement, dated January 1, 2020, by and among Locafy Limited (f/k/a Moboom Limited) and Gavin Burnett (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

4.2#	Company Performance Rights Plan (as of July 16, 2021) (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

4.3	Form of Deed of Access, Insurance and Indemnity (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

4.4	Lease Agreement, by and between Landville Pty Ltd and Victor Vlahos as trustee for the Victor Vlahos Family trust and Locafy Limited (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

4.5#	Executive Agreement, dated January 1, 2020, by and among Locafy Limited (f/k/a Moboom Limited) and Melvin Tan (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

4.6	Form of Warrant Agency Agreement, by and between Computershare Inc. and Computershare Trust Company, N.A., and Locafy Limited (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

4.7	At The Market Offering Agreement, dated May 18, 2023, by and between Locafy Limited and H.C. Wainwright & Co., LLC (incorporated by reference to Exhibit 1.2 to the Company’s Registration Statement on Form F-3, filed with the SEC on May 19, 2023).

8.1	List of subsidiaries (incorporated by reference to Exhibit 21.1 to the Company’s Registration on Form F-1/A, filed with the SEC on March 7, 2022).

12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).

12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).
13.1**	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1***	Consent of Grant Thornton Audit Pty Ltd, an Independent Registered Public Accounting Firm.

101.INS*	Inline XBRL Instant Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBLR Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase

104*	Cover Page Interactive Data File – (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith.

** Furnished herewith.

*** Previously filed.

# Indicates management contract or compensatory plan.

Certain schedules and/or exhibits have been omitted in accordance with the instructions to Item 19 of Form 20-F. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the SEC or its staff upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No.1 to the Annual Report on its behalf.

Locafy Limited

April 17, 2024	By:	/s/ Gavin Burnett
	Name:	Gavin Burnett
	Title:	Chief Executive Officer

	By:	/s/ Melvin Tan
	Name:	Melvin Tan
	Title:	Chief Financial Officer

