Form 20-F
period 2024-06-30
Locafy Ltd
filed 2024-11-12
CIK 1875547

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

On June 30, 2024, the issuer had 1,382,185 ordinary shares, no par value per share, outstanding.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐

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

We express all amounts in this Annual Report in U.S. dollars, except where otherwise indicated. References to “$” and “US$” are to U.S. dollars and references to “A$” are to Australian dollars. Except as otherwise noted, conversions from Australian dollars into U.S. Dollars were made at the rate of A$1.0000 to US$0.6624, which was the daily exchange rate published by the Reserve Bank of Australia on June 28, 2024.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Risk Factors”, “Operating and Financial Review and Prospects”, “Business Overview” and “Business”. Forward-looking statements can often be identified by the use of terminology such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy. Forward-looking statements are any statements that look to future events and include, but are not limited to, statements regarding our business strategy; trends, opportunities and risks affecting our business, industry and financial results; future expansion or growth plans and potential for future growth; our ability to attract new clients to purchase our solution; our strategy of expanding our business through strategic acquisitions and to integrate such acquisitions with our business and personnel; our ability to retain customer base and induce them to license additional products; our ability to accurately forecast future revenues and appropriately plan our expenses; market acceptance of our solutions; our expectations regarding implementation of remedial measures; our expectations regarding future revenues generated by our solutions; and our ability to attract and retain qualified employees and key personnel.

Forward-looking statements are neither historical facts nor assurances of future performance, and are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following:

●	our expenses, future revenues, capital requirements and our needs for financing;
●	our ability to successfully commercialize, develop, market or sell new products or adopt new technology platforms;
●	the possibility that our customers may not renew maintenance agreements or purchase additional professional services;
●	our ability to attract and retain qualified personnel;
●	our ability to adequately manage our growth;
●	our ability to maintain good relations with our partners;
●	our reliance on relationships with third parties;
●	our ability to adequately protect our intellectual property and proprietary rights;
●	our ability to maintain compliance with continued listing requirements of The Nasdaq Capital Market’s (“Nasdaq”);
●	our ability to compete effectively;
●	the availability of suitable acquisition targets;
●	our ability to maintain effective internal controls; and
●	the other factors set forth under the heading “Risk Factors” of this Annual Report.

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

D. Risk Factors

RISK FACTOR SUMMARY

Investing in our securities is speculative and involves substantial risk. You should carefully consider all of the information in this Annual Report prior to investing in our securities. There are numerous risk factors related to our business that are described under “Risk Factors” on page 8 and elsewhere in this Annual Report. These risks could materially and adversely impact our business, results of operations, financial condition and future prospects, which could cause the trading price of our ordinary shares to decline and could result in a loss of your investment. Among these important risks are the following:

●	Our prior growth may not be indicative of our future growth, and we may not be able to sustain our revenue growth rate in the future. Our growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

●	The market and technology space in which we participate are competitive, new, and rapidly changing, and if we do not compete effectively, introduce new features or products successfully, make enhancements to our existing products and services, or if our products and services do not perform as well as our competitors’, then our business, results of operations, and financial condition could be harmed.

●	We use third-party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in negative publicity and a slowdown in the growth of our user base, which could materially and adversely affect our business, financial condition and results of operations.

●	If we fail to manage our growth effectively, we may be unable to execute our business plan or maintain high levels of service and customer satisfaction.

●	We will face additional risks as we offer new products and services, transact with a broader array of clients and counterparties, and expose ourselves to new geographical markets.

●	Real or perceived errors, failures, vulnerabilities, or bugs in our technology could harm our business, results of operations, financial condition, and our reputation could be harmed.

●	If there are interruptions or performance problems associated with the technology or infrastructure used to operate our technology, customers may experience service outages, other organizations may be reluctant to use our technology, and our reputation could be harmed.

●	We face cybersecurity risks that could result in damage to our reputation and/or subject us to fines, payment of damages, lawsuits and restrictions on our use of data.

●	If we are unable to attract new users and organizations, our revenue growth and profitability will be harmed.

●	Any inability to deal with and manage our development and growth could have a material adverse effect on our business, operations, financial performance and prospects.

●	If we are not able to maintain and enhance our brand and increase market awareness of our company and products, our business, results of operations and financial condition may be adversely affected.

●	We cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit.

●	We have been reliant on government subsidies and research and development grants in the past and we cannot ensure that our existing capital will be sufficient to meet our capital requirements.

●	Compliance with the rapidly evolving landscape of global data privacy and security laws may be challenging, and any failure or perceived failure to comply with such laws, or other concerns about our practices or policies with respect to the processing of personal data, could damage our reputation and deter current and potential customers and end users from using our platform and products and services or subject us to significant compliance costs or penalties, which could materially and adversely affect our business, financial condition and results of operations.

●	We rely on key personnel and employees with the technical know-how to lead and operate our businesses.

●	If we fail to adequately protect our proprietary rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue, and incur costly litigation to protect our rights.

●	Our results of operations may be harmed if we are subject to a protracted infringement claim, a claim that results in a significant damage award, a third-party infringement claim, or a claim that results in an injunction.

●	We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

●	As a company primarily based outside of the United States, our business is subject to economic, political, regulatory and other risks associated with international operations.

●	The requirements of being a U.S. public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

●	We are a “foreign private issuer” and may have disclosure obligations that are different from those of U.S. domestic reporting companies. As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which could limit the information publicly available to our shareholders.

●	We may lose our “foreign private issuer” status in the future, which could result in additional costs and expenses to us.

●	We are an “emerging growth company,” and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our ordinary shares less attractive to investors.

●	If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

●	Substantial future sales of our ordinary shares, or the perception that these sales could occur, may cause the price of our ordinary shares to drop significantly, even if our business is performing well.

●	We do not anticipate paying cash dividends and, accordingly, shareholders must rely on share appreciation for any return on their investment.

●	Our failure to meet the continued listing requirements Nasdaq could result in a delisting of our securities.

●	We are governed by the corporate laws of Australia, which in some cases have a different effect on shareholders than the corporate laws of the United States and may have the effect of delaying or preventing a change in control.

●	U.S. civil liabilities may not be enforceable against us, our directors, our officers or certain experts named in this Annual Report.

As a result of these risks and other risks described under “Risk Factors,” there is no guarantee that we will experience growth or profitability in the future.

RISK FACTORS

You should consider carefully the following risk factors, as well as the other information in this Annual Report, including our financial statements and notes thereto. If any of the following risks were to actually occur, our business, financial conditions, results of operations and prospects could be materially adversely affected and the value of our securities could decline. The risks and uncertainties described below in this Annual Report for the year ended June 30, 2024, are not the only risks facing us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Relating to our Business and Industry

Our prior growth may not be indicative of our future growth, and we may not be able to sustain our revenue growth rate in the future. Our growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

Our revenue increased by 27.3% from year-end 2022 to year-end 2023 but decreased 22.8% from year-end 2023 to year-end 2024. However, you should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. We cannot assure you that we will be able manage our growth at the same rate as we did in the past, or avoid any decline in the future. To maintain our growth, we need to attract more customers, scale up our business and continue to improve our technology, among other things. Moreover, our current and planned staffing, systems, policies, procedures and controls may not be adequate to support our future operations. To effectively manage the expected growth of our operations and personnel, we will also be required to refine our operational, financial and management controls and reporting systems and procedures. If we fail to efficiently manage the expansion of our business, our costs and expenses may increase faster than we planned and we may not successfully attract a sufficient number of customers and end users in a cost-effective manner, respond timely to competitive challenges, or otherwise execute our business strategies. Our growth requires significant financial resources and will continue to place significant demands on our management. There is no guarantee that we will be able to effectively manage any future growth in an efficient, cost-effective and timely manner, or at all. Our past growth is not necessarily indicative of results that we may achieve in the future. If we fail to effectively manage the growth of our business and operations, our reputation, results of operations and overall business and prospects could be negatively impacted.

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

We use AI in our business, and challenges with properly managing its use could result in reputational harm, competitive harm, and legal liability, and adversely affect our results of operations.

We incorporate AI solutions into our platform, services, and features, and these applications are important in our operations. Our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations.

Additionally, if the content that AI applications assist in producing are or are alleged to be deficient, inaccurate, or biased, our business, financial condition, and results of operations may be adversely affected. Our use of AI and machine learning is subject to risks related to flaws in our algorithms and datasets that may be insufficient or contain biased information. The development of AI technologies is complex, and there are several challenges associated with achieving the desired level of accuracy, efficiency, and reliability. The algorithms and models used in our AI systems may have limitations, including biases, errors, or inability to handle certain data types or scenarios. There is a risk of system failures, disruptions, or vulnerabilities that could compromise the integrity, security, or privacy of our platform. These failures could result in reputational damage, legal liabilities, or loss of user confidence, which could materially affect our business.

The use of AI applications has resulted in, and may in the future result in, cybersecurity incidents that implicate the personal data of users of such applications. Any such cybersecurity incidents related to our use of AI applications could adversely affect our reputation and results of operations. AI also presents emerging ethical issues, and if our use of AI becomes controversial, we may experience brand or reputational harm, competitive harm, or legal liability. The rapid evolution of AI, including potential government regulation of AI, will require significant resources to develop, test and maintain our platform, services, and features to help us implement AI ethically in order to minimize unintended, harmful impact.

Legislative and governmental activity in the privacy area may result in new laws or regulations that are applicable to us and that may hinder our business, for example, by restricting use or sharing of customer data, limiting our ability to provide certain data to our customers, limiting our ability to develop or modify our AI systems, or otherwise regulating AI and machine learning, including the use of algorithms and automated processing in ways that could materially affect our business, or which may lead to significant increases in the cost of compliance.

We use third-party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in negative publicity and a slowdown in the growth of our user base, which could materially and adversely affect our business, financial condition and results of operations.

Our business depends, in part, on services provided by, and relationships with, various third parties. For example, we rely on contracts with third-party suppliers such as Cloudflare, Inc. (“Cloudflare”), which provides cloud hosting services. If these contracts and services are terminated or suffer a disruption in the future and we are not able to replace or accommodate for those events in a timely and cost-effective manner, our operations and financial performance, competitive position and business prospects may be adversely impacted.

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

Part of our business strategy may, from time to time, include pursuing synergistic acquisitions. We have expanded, and plan to continue to expand, our business by making strategic acquisitions and regularly seeking suitable acquisition targets to enhance our growth. In February 2024, we acquired the scoop.com.au website from Scoop Digital, a marketing firm headquartered in Perth, Western Australia. We may fund such acquisitions using cash on hand, accessing the capital markets or through mutual set-off arrangements. To the extent we finance such acquisitions with debt, the incurrence of such debt may result in a significant increase in our interest expense and financial leverage.

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

To date, a substantial but declining portion of our operations have been funded through government subsidies and research and development grants. Such subsidies and grants accounted for 1.00% and 8.9% of the sum of our revenue and other income (referred to herein as “total income”) for the years ended June 30, 2024 and June 30, 2023, respectively. We expect to generate revenues primarily through license subscription fees from our customer-base and through the acquisition of additional online directories and databases to grow the number of business profiles within our network and hence the opportunity to generate increased advertising revenues.

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

Our business also increasingly relies on artificial intelligence to improve our platform, services, and features. However, in recent years use of these methods has come under increased regulatory scrutiny. New laws, guidance and/or decisions in this area may limit our ability to use artificial intelligence, or require us to make changes to our platform or operations that may decrease our operational efficiency, result in an increase to operating costs and/or hinder our ability to improve our services. For example, there are specific rules on the use of automated decision making under the applicable UK/EU data protection laws that require the existence of automated decision making to be disclosed to the data subject with a meaningful explanation of the logic used in such decision making in certain circumstances, and safeguards must be implemented to safeguard individual rights, including the right to obtain human intervention and to contest any decision.

In the EU, the EU Artificial Intelligence Act (“EU AI Act”) entered into force across all Member States in August 2024, establishing a comprehensive, risk-based governance framework for artificial intelligence in the EU market. The EU AI Act applies to companies that develop, use and/or provide artificial intelligence in the EU and includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose artificial intelligence and foundation models, and proposes fines for breach of up to 7% of worldwide annual turnover. The EU AI Act will continue to have a material impact on the way artificial intelligence is regulated in the EU, and together with developing guidance and/or decisions in this area, may affect our use of artificial intelligence and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, operations and financial condition.

Outside of the EU and UK, many jurisdictions have adopted or are adopting new data privacy and security laws, which may result in additional expenses to us and increase the risk of non-compliance. For example, in the United States, various federal and state regulators, including governmental agencies like the Federal Trade Commission, have adopted, or are considering adopting, laws and regulations concerning personal data and data security. This patchwork of legislation and regulation may give rise to conflicts or differing views of personal privacy rights. For example, certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal data than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. One such comprehensive privacy law in the United States is the California Consumer Privacy Act (“CCPA”), which came into effect on January 1, 2020. Among other things, the CCPA requires companies that process information of California residents to make new detailed disclosures to consumers about such companies’ data collection, use and sharing practices, gives California residents expanded rights to access and delete their personal information, and to opt out of certain personal information sharing with (and sales of personal information to) third parties. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal data. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. The CCPA was amended in September 2018, November 2019 and September 2020, and it is possible that further amendments will be enacted, but even in its current form it remains unclear how various provisions of the CCPA will be interpreted and enforced. Additionally, a new privacy law, the California Privacy Rights Act (“CPRA”), which took take effect in most material respects on January 1, 2023, modifies the California Consumer Privacy Act significantly, including by expanding consumers’ rights with respect to certain sensitive personal information and creating a new state agency to oversee implementation and enforcement efforts, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Other state privacy laws with similarities to the CCPA, such as the Colorado Privacy Act, the Connecticut Data Privacy Act, the Oregon Consumer Data Privacy Act, the Utah Consumer Privacy Act, the Virginia Consumer Data Privacy Act, and the Texas Data Privacy and Security Act came into force in 2023 and 2024. Iowa, Indiana, Tennessee, and Montana have each recently passed their own general consumer privacy laws, which will come into force later in 2024, 2025, and 2026, and there have been ongoing discussions and proposals in the U.S. Congress with respect to new federal data privacy and security laws to which we would become subject if enacted. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time, may require us to modify our data processing practices and policies, divert resources from other initiatives and projects, and could restrict the way products and services involving data are offered, all of which may have a material and adverse impact on our business, financial condition and results of operations.

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

Our independent registered public accounting firm has issued an opinion on our consolidated financial statements included in this Annual Report that states that there is substantial doubt in respect of the assumption that we will continue as a going concern. We have incurred substantial operating losses and have used cash in our operating activities for the past few years. As of and for the year ended June 30, 2024, we had a net loss of A$2,988,469 and net cash used in operating activities of A$1,112,902. Our consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should we be unable to continue as a going concern. We also cannot be certain that additional financing, if needed, will be available on acceptable terms, or at all, and our failure to raise capital when needed could limit our ability to continue our operations. There remains substantial doubt about our ability to continue as a going concern for the next twelve months from the date the consolidated financial statements were issued.

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

Our independent registered public accounting firm has issued an opinion on our consolidated financial statements included in this Annual Report that states that there is substantial doubt in respect of the assumption that we will continue as a going concern, there is a risk that we may need additional cash resources in the future to fund our growth plans or if we experience adverse changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for new investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. The issuance and sale of additional equity would result in further dilution to our shareholders. One or more new debt financing could subject us to any or all of the following risks:

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

The market for our solutions may be limited if prospective clients demand customized features and functions that we do not offer.

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

As of June 30, 2024, the outstanding balance of our unsecured convertible notes issued in 2015, including accrued and unpaid interest thereon, totaled A$271,600 (the “ASX Convertible Notes”). The ASX Convertible Notes have a maturity date of March 31, 2016 (the “Maturity Date”), have a fixed repayment amount and are not accruing further interest. Pursuant to the ASX Convertible Notes, we are obligated to redeem each ASX Convertible Note that has not been redeemed, converted or is the subject of a conversion notice on the earlier of (i) the Maturity Date and (ii) the date of receipt by us of a written notice from a holder of the ASX Convertible Notes that an Event of Default (as defined in the ASX Convertible Notes) has occurred, in each case of (i) and (ii), by paying to the holder of the ASX Convertible Notes an amount equal to the applicable Maturity Redemption Value (as defined in the ASX Convertible Notes). The ASX Convertible Notes automatically convert to equity upon an ASX listing, however, as we are now listed on Nasdaq, we are unlikely to pursue an ASX listing. Accordingly, and pursuant to the terms of the ASX Convertible Notes, the ASX Convertible Notes can only be redeemed in cash at their face value plus interest. Pursuant to the ASX Convertible Notes, an event of default occurs when we (i) are in or may be deemed within the meaning of any applicable law to be, insolvent or unable to pay our debts; or (ii) are in default in the due performance of any undertaking, condition or obligation on our part to be performed in accordance with the ASX Convertible Notes or such deed and has not rectified such default within 20 business days of being requested to do so in writing by a holder of the ASX Convertible Notes. As we have not redeemed the full amount under the ASX Convertible Notes at the Maturity Date, such failure constitutes an Event of Default pursuant to the terms of the ASX Convertible Notes. We are currently working to pay off our outstanding obligations under the ASX Convertible Notes, however, there can be no assurances that we will be able to do so. As of the date of this Annual Report, there is no outstanding demand letter to us by any noteholder of the ASX Convertible Notes demanding repayment. We are also unlikely to repay our outstanding obligations under the ASX Convertible Notes to a noteholder of the ASX Convertible Notes that is no longer in existence and that has since been deregistered as a corporation in Australia. As of June 30, 2024, we have sufficient cash to repay the ASX Convertible Notes in full, excluding the aggregate of A$130,000 payable to the aforementioned deregistered and defunct noteholder, as this is unlikely to be paid.

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

Prior to our initial public offering in March 2022, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the years ended June 30, 2024 and 2023, we identified material weaknesses in our internal control over financial reporting. As a result of lacking an effective accounting review process, material adjustments were made to the financial statements for the last two fiscal years in order to be in conformity with International Financial Reporting Standards. We also identified a significant deficiency relating to insufficient written policies and procedures for accounting and financial reporting which led to inadequate financial statement closing process. To remediate our material weaknesses, we expect to incur substantially more additional costs for addressing our material weaknesses and deficiencies. Our remedial measures will include: (a) hiring qualified internal control personnel, including financial and IT personnel, to manage the implementation of internal control policies, procedures and improvement of the internal audit function, system user access, security management and data protection, as applicable; (b) developing and implementing written policies and procedures for accounting and financial reporting that meet the standards applied to public companies listed in the United States; and (c) conducting internal control training to management, key operations personnel and the accounting department, so that management and relevant personnel understand the requirements and elements of internal control over financial reporting mandated by the U.S. securities laws. We have commenced the implementation of several aforementioned remedial measures, which we expect to complete by June 30, 2025. Our ongoing remedial measures include the formal documentation of key Company controls, processes and accounting transactions. The implementation of any or all of these measures, however, still may not fully address the material weaknesses in our internal control over financial reporting. Additionally, as most of our documentation will be prepared internally, we do not expect there to be significant material costs to implement our remedial measures. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

On March 21, 2023, we received a letter from the Listing Qualifications Department of Nasdaq indicating that we did not meet the minimum of $2.5 million in shareholders’ equity required for continued listing on Nasdaq pursuant to Nasdaq Listing Rule 5550(b)(1) or the alternative compliance standards relating to the market value of listed securities or net income from continuing operations (the “Minimum Stockholders’ Equity Requirement”). On December 18, 2023, we received a letter from the Listings Qualifications Department advising that we regained compliance with the Minimum Stockholders’ Equity Requirement, however we are subject to a Mandatory Panel Monitor for a period of one year from October 31, 2023. If, within that one-year monitoring period, we are again out of compliance with the Minimum Stockholders’ Equity Requirement, we will not be afforded the opportunity to present to the Listing Qualifications Department a plan of compliance with respect to that deficiency nor additional time to cure that deficiency. Instead, the Listings Qualifications Department will issue a Delist Determination Letter and we will have the opportunity to request a hearing before the Nasdaq Hearings Panel to respond to such letter.

We have in the past, and may in the future, be unable to comply with certain of the listing standards that we are required to meet to maintain the listing of our ordinary shares on Nasdaq. For instance, on June 30, 2022, we received a letter from the Listing Qualifications Department of Nasdaq indicating that, based upon the closing bid price of our ordinary shares for the 30 consecutive business day period, we did not meet the minimum bid price of $1.00 per share required for continued listing on Nasdaq pursuant to Nasdaq Listing Rule 5550(a)(2). Effective as of December 7, 2022, we effected the Reverse Share Split of our ordinary shares and IPO Warrants. On December 22, 2022, we received notice from Nasdaq indicating that we had regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2), and the matter was closed.

If we fail to satisfy the continued listing requirements of Nasdaq, such as the Minimum Stockholders’ Equity Requirement or minimum bid price requirements, Nasdaq may take steps to delist our ordinary shares. Such a delisting would have a negative effect on the price of our ordinary shares, impair the ability to sell or purchase our ordinary shares when persons wish to do so, and any delisting materially adversely affect our ability to raise capital or pursue strategic restructuring, refinancing or other transactions on acceptable terms, or at all. Delisting from Nasdaq could also have other negative results, including the potential loss of institutional investor interest and fewer business development opportunities, as well as a limited amount of news and analyst coverage of us. Delisting could also result in a determination that our ordinary shares are a “penny stock,” which would require brokers trading in our ordinary shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary market for our ordinary shares. In the event of a delisting, we would attempt to take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our ordinary shares from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

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

We are governed by the Corporations Act and our principal place of business is in Australia. All of our directors and officers, as well as certain experts named herein, reside outside of the United States, and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us and such directors, officers and experts or to enforce judgments obtained against us or such persons, in U.S. courts, in any action, including actions predicated upon the civil liability provisions of U.S. federal securities laws or any other laws of the United States. Additionally, rights predicated solely upon civil liability provisions of U.S. federal securities laws or any other laws of the United States may not be enforceable in original actions, or actions to enforce judgments obtained in U.S. courts, brought in Australian courts, including courts in the State of Western Australia. In addition, as a company incorporated in Australia, the provisions of the Corporations Act regulate the circumstances in which shareholder derivative actions may be commenced which may be different, and in many ways less permissive, than for companies incorporated in the United States.

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

As of June 30, 2024, our directors, executive officers and principal shareholders, together with their affiliates and related persons, will beneficially own, in the aggregate, approximately 19.0% of our outstanding ordinary shares. As a result, these shareholders, if acting together, may have the ability to determine the outcome of matters submitted to our shareholders for approval, including the election and removal of directors and any merger, or sale of all or substantially all of our assets. In addition, these persons, acting together, may have the ability to control our management and affairs. Accordingly, this concentration of ownership may harm the market price of our ordinary shares by:

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

B. Business Overview

Overview

We are an Australian company currently focused on commercializing our Software as a Service (“SaaS”) online marketing technology (“Technology”). Our Technology publishes content on Search Engine Optimized (“SEO”) web pages hosted and managed by ourselves. Our Technology (and competitive advantage) is different from alternative solutions as it incorporates our “Entity Based” SEO technology and know-how, which based on our testing and those in active production, leads to web pages being highly likely to appear more prominently in search engine results pages (“SERP”) for search keywords relevant to those web pages and more rapidly than alternative solutions.

Consumer-related online searches can be broadly categorized into “local search” terms for products and services that are in close proximity to the consumer’s immediate location (e.g. “cafe”, “accountant near me”) and “national search” terms for non-location specific products and services (e.g. “coffee machine”, home loan”). Our Technology provides users with a cost-effective solution to increase their online visibility for both local and national search terms and thereby increase the likelihood that consumers searching online for products and services will find our user’s web page that promotes their business, products or services.

Fundamental to each of our search solutions are the web pages created through our Technology; each of which are configured for a specific use case. Our web pages contain features that would otherwise require significant manual effort to achieve or the application of additional and more expensive solutions. For instance, in order to achieve superior SERP rankings we optimize our web pages to enable search engines to detect and understand the relevant page content based on a specific “Entity”. The Technology also automatically incorporates other contributing factors affecting SERP rankings including page speed, accessibility, security, and unique quality content, for which we are able to effectively leverage generative artificial intelligence (“AI”).

We also operate a Publishing division, which includes ownership of Hotfrog, a global online business directory, and three additional Australian-focused directories, AussieWeb.com.au (“AussieWeb”), PinkPages.com.au (“PinkPages”) and SuperPages.com.au (“SuperPages”). As of June 2024, combined, these directory assets contain more than 60 million business listings and an email database of approximately 490,000 subscribers.

In March 2024 we completed our development to connect business directory listing data supplied by one of our existing partners to programmatically produce individual web pages on a large scale, using business listing content drawn from our business directory database and supplemented with other content sources, including the end user’s Google Business Profile.

We intend to expand our online property portfolio to provide a wide range of niche publications (boosted by our Technology) whereby content producers can publish their content to reach a wider audience.

In essence, through our Technology we have created an end-to-end online marketing solution that can syndicate content to multiple publications, some of which are owned us and some owned by third parties. Our Technology and know-how improves the publication’s search engine rankings leading to increased website traffic (i.e. increased audience). We monetize these solutions through a combination of service, subscription and advertising fees which are charged on both a fixed and variable (e.g. value-based pricing) basis.

Our Industry

According to Statista, for the approximate 334 million businesses worldwide that may be seeking to get found online for the products and services they offer, there are two main alternatives. The first is to pay for digital advertising and the alternative is to buy SEO services to enhance their own online presence. Both markets are substantial, with annual spend on digital advertising anticipated to be over $740 billion in 2024, according to Lion Digital, including over $300 billion expected to be spent on search advertising, as estimated by Statista.

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

Search engines are programs that create a catalog of information by, amongst other things, scanning the Internet to assess the structure of websites and the content within websites. Internet users utilize search engines through the use of keyword(s) search terms. Search engines like Google have developed a series of algorithms to determine what content is best served for a particular keyword search. While search engines do not publish specific details about how their search algorithms operate, SEO is the method used to increase the likelihood of obtaining a high ranking (ideally top ten) for relevant keyword searches.

The goal for many content publishers is for their own website, blog article, advertorial, or other online presence solutions to appear high in SERP for related keyword searches (i.e. “organic” search results). For example, a plumber may want to feature in searches where the keywords are “hot water systems” or “leaking tap.” Accordingly, a website’s keyword ranking is very important because the higher a website ranks in the SERP, the more likely Internet users will view the website, which is likely to then generate more clicks, calls, map views, requests for directions or form fills. This means content publishers can generate more audience and engagement and businesses can be expected to acquire more sales leads, which could generate more revenue.

An alternative and common internet marketing strategy involves paying an advertising fee to a search engine to appear in specific keyword search results (i.e. “sponsored ads”). Google Ads (formerly Adwords) is an example of such a program. The major disadvantages to a business of implementing such a strategy are cost, complexity and a behavioral phenomenon coined “banner blindness,” which describes the phenomenon of users having learned to ignore content that resembles ads, is located in close proximity to ads, or that appears in locations traditionally dedicated to ads.

According to Statistia, it is estimated that approximately 26% of Internet users installed some form of ad blocking software. Further, studies have shown that on average 86% of people skip over paid search adverts, for example, in a study conducted by Infolinks in July 2013. Given the challenges with paid advertising, we believe content publishers should incorporate into their holistic online search strategy, solutions like those offered by Locafy that are based on SEO principles which promote organic search results.

Our Strategy

Historically, we have applied our Technology on websites owned by end users as well as on websites that we own. However, the reliance on end users to assist with implementations is neither efficient nor scalable and should customers cancel, they would still retain the benefit of the SEO improvements already made by our Technology. We intend to increasingly apply our Technology on our own online properties as a priority and utilize web pages built using our web builder application as the foundation for all of our SEO solutions provided to our customers. By utilizing our proprietary web pages, we are able to realize a number of benefits, including:

●	Speed to market: we do not necessarily need to access an end user’s existing website and therefore we can create and deploy our web pages with minimal reliance on the end user to undertake any necessary actions or modifications to their systems;
●	Accuracy: we intend to “lock down” critical elements of our web pages so that our partners and end users are unable to make changes that will inadvertently cause a negative impact on its SEO performance;
●	Speed to impact: because our web pages incorporate our proprietary site structures the time required for the web pages to rank highly in SERP results is improved;
●	Control: search algorithms constantly change which requires website owners to constantly monitor for and adapt to any future changes. As we have control over the web pages, any necessary maintenance can be applied more effectively;
●	Intellectual Property retention: we are able to more effectively retain key aspects of our technical know-how; and
●	Asset retention: by retaining ownership of the web pages we are effectively building a portfolio of online properties which provides us flexibility as to how we are able to monetize these assets. At a basic level, we are able to extend our advertising reach through the placement of Google Ads as well as those from our advertising technology (“Adtech”) partners.

As a result of publishing content through our Technology platform, our Technology also provides our publisher customers with the opportunity to syndicate their content to be published across other websites and thereby increase their potential audience. This could potentially lead to increased subscription and advertising revenues.

Our Products and Services

We provide an integrated suite of solutions with the objective of helping to maximize the online marketing presence for business owners. The products we offer can be broadly categorized as: Publishing and SEO solutions. Further, within broad categories we have products that are applicable to Local and National related searches.

Publishing solutions

A primary objective for publishers is to reach a larger audience to engage with their content. One strategy to achieve this is through content syndication, meaning republishing the same piece of content on one or more different websites. We assist publishers to syndicate their citation content (the “Business Profile”), in a local search context through our online directories and for curated content, in a national search context through our Article Accelerator product. These publishing solutions are offered through online properties that we own.

Business Profile Directory Listings

We own and operate several online directories. An important component of an online presence for a business owner is to publish its Business Profile on various online properties including directories, applications, maps and search engines, a process also referred to as “citation management.” Business owners or digital agencies on behalf of business owners publish Business Profiles (providing search relevancy) on many business directories in markets in which the business operates (providing search prominence in their proximity). We offer free Business Profile listings across its Directory network, including Hotfrog, AussieWeb, PinkPages and SuperPages. As of June 2024, combined, these directories contain more than 60 million Business Profiles.

Bulk Business Profile Directory Listings

While many smaller business owners update their Business Profiles manually, there are service providers that manage large volumes of Business Profiles through technology platforms. It is more efficient for these citation management services to be managed via an Application Program Interface (“API”) that can synchronize with and publish to third-party directories, such as those we own.

We have several commercial agreements with citation management companies that pay a fee to connect to our directories via API to publish Business Profiles for their clients. The attraction for citation management companies is that our directory network attracts high volumes of Internet traffic and clicks as a result of consumers searching for local products and services. We have recently extended our API to produce our entry level web page product, Enhanced Listings from Business Profile data which we offer to our citation management partners for resale to their customers. We intend to continue to seek out additional commercial citation management opportunities and to add to our publishing network through the production of additional niche directories or acquisition of relevant directories, databases and complementary technologies.

Enhanced Listings (formerly “Proximity Pages”)

We have completed the initial phase of our development to automate the production of web pages utilizing data published to our directories. This provides an upgrade path from Business Profile Directory Listings to our entry level web page product, Enhanced Listings.

Enhanced Listings provides search prominence for a single keyword and a limited number of locations within the immediate proximity of the business location published in the Business Profile. We are currently working with four of our existing citation management partners to commercialize and sell Enhanced Listings that can be programmatically generated using content drawn from an end user’s Business Profile data and supplemented with other data sources, including the end user’s Google Business Profile and AI-generated content. The data is managed by the citation management partner from their platform and published on a Locafy owned domain.

Article Accelerator

“Articles” is a term we use to collectively describe any type of long form content. This could include content published as blogs, reviews, papers written by subject matter experts, news articles or advertorials. A challenge for the authors of these articles is attracting an audience to read their published content.

Typically, Articles are published in a “walled garden” because they are located somewhere within a publisher’s primary website. Consumers searching on a particular subject or keyword typically do so via search engine queries rather than starting at a publisher’s primary website and navigating to a relevant article. Accordingly, in order to be found it is important for an Article to rank highly in search engine results, which is what Article Accelerator is designed to do. It is a solution that targets and promotes an Article’s key subject matter (and technically a singular URL) rather than an entire website that could comprise more broader and diverse subject matter (which is the purpose of our Keyword Maximizer product).

Article Accelerator is a search solution whereby content is published or republished through our Technology providing us with a high degree of control over when the solution remains effective, as opposed to the solution being applied directly to a publisher-owned website.

Advertising

Currently, we own and operate a network of more than 60 million web pages. The vast majority of these web pages are related to business directories; however, we are focused on increasing the number of article web pages as the content for these types of web pages a generally more “rich” and therefore more engaging for readers. In situations where a web page is published for free (i.e. non-sponsored content) we may choose to monetize those pages through advertising placements.

SEO solutions

Our SEO solutions are designed to gain online marketing prominence for specific keywords. We offer solutions tailored for local search terms i.e. within specific locations either for businesses with a physical address or businesses that operate in a specific service area (e.g. “cafe”, “accountant near me”) and for national search terms for non-location specific products and services (e.g. “coffee machine”, home loan”). Our local search solutions typically utilize web pages published from our Technology Platform. Our national SEO solutions typically utilize web pages published from our Technology Platform together with on-page SEO techniques we recommend that our clients implement on their website. These SEO solutions are typically applied to online properties that are owned or controlled by our customers.

Local Pages

The primary purpose of our Local Pages is to create a prominent and relevant online presence in a business’s immediate proximity in order to deliver more sales leads at a lower cost of acquisition than alternative methods. Typical calls to action include chat-bots, click-to-call, click-to-book, request directions and request-a-quote (via basic form fill).

Local Pages campaigns incorporate advanced SEO technologies and know-how by employing our local search optimized Site Structures, which focuses on optimizing web pages we publish for a relevant primary keyword (“Entity”). The term “Entity” describes the effect of having keywords naturally associated with a primary keyword to form a “cluster” of related search terms. Once that optimization takes effect, amongst other advantages, the Local Pages will typically rank for the cluster of keywords relevant to that Entity without needing to specifically optimize all of the associated keywords on the web pages we publish.

Proximity Booster

Our Proximity Booster (also marketed as “Map Pack Booster”) involves optimizing a client’s Google Business Profile (“GBP”) by linking it to our Local SEO products and ensuring the Client’s business listing information is consistently published on multiple directories, search engines and applications. By linking one of our Local SEO products to the GBP, we ensure there is a consistent and relevant optimized web presence promoting the keywords contained in the GBP. Through this process, we believe we can achieve faster and higher-ranking results within Google’s “Local Pack” for competitive keywords. We believe it is a distinct commercial advantage for a business to appear in the top 3 of a “Local Pack” given its positioning and prominence in Google search results, emphasized by the fact that around 42% of local organic traffic is generated from map pack results, according to Backlinko.

Keyword Maximizer

Our Keyword Maximizer product enables web pages to rapidly achieve search prominence for national keyword searches. It can be applied to both web pages published using our Technology or on other website platforms. When deployed utilizing our own Technology, the solution promotes the targeted keyword “Entity” associated with the business but does not associate that with a specific location (as opposed to our Local Pages product). For this solution, we utilize our national search optimized Site Structure, which enables the web page to rank highly in generic national SERP results. When we provide website structure recommendations to be applied directly onto a customer’s website, our Keyword Maximizer solution is delivered using our proprietary “off-page” SEO technology. This assists in protecting our intellectual property.

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

Technology Advantages

Site Structure and Know-How

The advantages of our Technology have been gained through years of meticulous research, development and live testing. This has resulted in the development of proprietary know-how on the optimal website structure to implement to meet a broad range of SEO objectives. In addition to the SEO site structure, our web pages incorporate more widely-known search ranking factors relating to speed, accessibility, security and unique quality content. This know-how has been embedded within our Technology platform which facilitates ease-of-application, repetition and scale.

Entity-Based SEO

We have led the way in utilizing “Entity-Based” SEO. Based on our research, an “Entity” is the highest order keyword or reference point attributed by search engines that they use to help establish the context of a website. This form of SEO focuses on search optimization of the Entity, which by default encompasses a collection of associated keywords. The effect is to gain leverage across multiple keywords through the optimization of a singular Entity, which from our testing, dramatically enhances the search relevancy of a web page. We have incorporated this know-how across our product range.

Time to effect

Our current generation web pages are particularly effective in rapidly achieving high-ranking search results, especially when compared to traditional SEO techniques such as “back-linking” and “content-first focus”. These traditional methods often take months to take effect (if at all), whereas our technology has the ability to generate a Page 1 search result within 30 days of implementation and oftentimes much faster than that. We achieve these results due to our proprietary Site Structure.

Commercial Advantages

Scale

Throughout our operational processes, we aim to have minimal human intervention as necessary. Our Technology platform’s customer “self-serve” capability allows our partners and customers to purchase and implement our SEO products, which for those customers connected to our Technology platform via API, can be largely pre-populated with existing content. Our Technology enables very high volumes of web pages to be developed through automation which accordingly allows us to operate at scale.

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

Set up time

For local search solutions, we automate many SEO tasks that would otherwise take considerable time, cost and manual effort to undertake. The typical set up time for our local solutions is minutes as compared to potentially weeks or months for alternative comparative solutions. This is due, in part, to the fact we do not need to interact with the client’s existing website, which would typically require substantial changes to its foundations in order to obtain an equivalent SERP ranking performance. By default, our web pages already incorporate key proprietary SEO technologies, which makes implementations more efficient and effective. We can also add content to the site in a largely automated manner.

Our national search solutions are also able to be delivered in less time compared to alternative solutions through a combination of technology, expertise and automation.

Revenue Model and Commercial Overview

Revenue Model

Our revenue model is focused on securing long-term, recurring revenue contracts within both our Publishing and SEO Agency business segments. Some of our solutions may require an initial implementation services component, in which case, we typically charge a one-time fee.

Our revenues are primarily derived on a fixed monthly fee basis, however, we have also recently introduced a performance based revenue model in 2024. Our rationale to introduce a performance-based revenue model is to more closely align how our customers pay for our products and services compared to the alternative “sponsored” advertising model (e.g Google Ads). Using Google Ads as an example, under an auction system, advertisers bid on the value of keywords to have adverts (marked as “ad” or “sponsored”) appear above or amongst organic search results related to those keywords. Advertisers are required to set a spending budget and advertising fees are drawn down against that budget on a “cost-per-click” (“CPC”) basis (i.e on a performance basis). In contrast to “sponsored” advertising, our products are designed to rank highly in organic search results, however, we calculate our performance-based pricing with reference to the value of keywords charged under “sponsored” advertising. In essence, an advertiser would pay on a CPC basis and at the same rate regardless of whether their advertisement is “sponsored” or displayed via organic search results. The advertiser simply needs to decide how much of their advertising budget to allocate between these two alternatives. We believe that this performance-based revenue model is unique amongst competitive SEO solutions and could help improve sales conversions and grow revenues.

Direct clients are typically charged our recommended retail price (“RRP”), whereas resellers are typically charged wholesale prices which are a discount to RRP.

Subscription Fee Revenues

We charge monthly recurring subscription fees for our Bulk Business Profile Directory Listings service, Enhanced Listings, Article Accelerator, Local Pages, Proximity Booster and Keyword Maximizer products.

Previously, we referred to and categorized Bulk Business Profile Directory Listings separately as “Data Revenue”. This distinction was made to identify particular customers who published data to our directories in bulk via API to create a business profile. The reclassification to “Subscription Fee Revenue” is done on the basis that Bulk Business Profile Directory Listings are consistent with the nature of other subscription fee revenues i.e. recurring and related to publishing content, as opposed to the method in which the content data is received.

Advertising Revenues

We generate advertising revenues, for instance, through the placement of Google Ads (formerly Adsense) on our online publishing assets, including the global directory network Hotfrog and a number of Australian-focused directories, including AussieWeb, PinkPages and SuperPages. The advertising revenue generated is variable and based on a number of factors, including website traffic volumes. We intend to expand our portfolio of websites, particularly in connection with our Article Accelerator solution, which will give us the ability to increase advertising placements.

Service Fee Revenues

From time to time, we may enter into commercial contracts with clients to produce various online publishing solutions in exchange for service fees. These solutions typically relate to bespoke applications of our existing products. Under these contracts, we may also charge ongoing service fees to maintain and support the solution in a managed services arrangement.

More recently in 2024, we have provided SEO consulting services to evaluate and provide recommendations to remediate websites that have suffered significant declines in website traffic. Due to the nature of the products, we have also begun to incorporate implementation fees for Article Accelerator and Keyword Maximizer.

Commercial Overview

Previously, we viewed our business in terms of customer type: Publishing, Direct and Resellers and organized our operations along those segments. However, as we increasingly shift our focus towards Publishing solutions, we have consolidated our product offering, which has resulted in operations being more streamlined. We now operate two commercial business segments: Publishing and SEO Agency, with a key differentiation being website ownership. Under the Publishing segment are products and services that we offer that are related to digital properties (i.e. mastheads) that we own e.g. business data published on Hotfrog, advertising placed on AussieWeb, articles published on scoop.com.au. In contrast, under the SEO Agency segment are products and services that are applied to digital properties that are owned or operated by third parties. We believe this provides a clearer representation of our business, particularly as we prioritize expanding our own digital property portfolio as we retain more control over the operation and performance of those properties. This reclassification also helps account for scenarios in which a publisher is also a reseller and a consumer of our products in their own right.

Publishing

We partner with several data aggregation companies who, in some cases, provide citation management services whereby their business users are able to centrally manage their advertised business profile across multiple online directories, search engines, applications and maps. Data aggregation companies connect to our Publishing API, to facilitate automated bulk publishing to one or more of our owned directories. We currently collectively publish on our Hotfrog directory property more than 18 million business profiles originated from data aggregation companies.

Subscriptions revenues for the year ended June 30, 2024 wholly relates to bulk directory listings from our data publishing partners (previously disaggregated as “Data Revenue”). These revenues remained steady at A$871,705 (2023: A$871,502).

Advertising revenues across our network of directory properties declined 20.0% to A$251,368 (2023: A$314,591). The decline commenced in the quarter ended December 31, 2023 and reports suggest this was primarily due to changes in Google’s calculation for publisher’s advertising earnings, such as reports by Search Engine Roundtable. The decline in earnings appears to have been widespread and affected many publishers. To help curtail this decline in earnings, we have modified the properties and have started to implement strategies to increase search rankings and website traffic. We continue to work with diDNA, our advertising technology partner, to test and implement higher yielding advertising units.

SEO Agency

Our SEO Agency business segment relates to the solutions we apply to digital properties owned by third parties.

During the year ended June 30, 2024, revenues from this business segment declined 27.7% to A$3,028,015 (2023: A$4,190,600). Subscription revenues declined 38.6% to A$2,466,774 (2023: A$4,020,241), largely due our strategic decision to scale down certain product lines and to cancel delinquent customers. In doing so, we were able to consolidate our operations and significantly reduce costs.

The decline in subscription revenues was offset by a 231.3% increase in services revenues to A$561,241 (2023: A$169,426). Services revenues are typically charged for one-off consulting or implementation work and in some instances, we may receive a recurring retainer fee. Due to the proprietary nature of our technology and expertise, we have been able to charge premium rates for our services. Our rates are also justified as the solution is bespoke and applied to digital properties that we do not own. The lower priced alternative is for prospective customers to utilize solutions built on digital properties that we own. Subsequent to an implementation, we typically charge an ongoing subscription fee for the use of our technology.

Growth Strategy

Recent developments in how Google’s search algorithm evaluates website relevancy when determining search results has negatively impacted many existing websites. As a result of these developments, we believe that new growth opportunities have emerged across our business. We also continue our focus on servicing the Australian and North American markets.

Subscriptions

Our Article Accelerator solution applies our Technology to the online publishing niche. This is a new and large market opportunity encompassing the publication of blogs, reviews, papers written by subject matter experts, news articles and advertorials. Because we charge subscription fees on a per Article basis, we believe we can achieve rapid and significant growth due to the high volume of articles typically published by individual publishers. Similar to citation management businesses paying us to receive and publish business listing data onto our online business directories, we believe there is an opportunity to apply a similar model to have content creators syndicate the articles they produce to publish across different online mastheads with the aim to increase audience and readership.

We also aim to increase our partnerships with Adtech companies because our respective businesses are highly complementary. Our Technology improves website traffic i.e. marketing audience, which Adtech companies can leverage through their advertising placements to generate greater advertising revenues. As a result, we anticipate higher growth can be achieved by working closely with Adtech companies and their customers.

Advertising

We intend to apply our Technology to the directories which we own, commencing with Hotfrog, with the goal to improve the search ranking prominence for those web pages leading to an increase in website traffic. In addition, we will seek to apply higher yielding ad tags to the web pages. The combination of increased traffic and higher advertising yields should significantly improve advertising revenues.

Advertising growth can also be achieved by increasing the quantity of advertising placements. In connection with our Article Accelerator product, we have started to create a number of niche category websites where articles are to be published. We may be able to place advertising on these articles to generate revenues. We also continue to look for existing website acquisition opportunities to not only increase the number of web pages under our control, but also where we can apply our Technology and know-how to improve that website traffic, to which we can subsequently monetize through advertising.

Services

During the fiscal fourth quarter 2024, we had experienced a significant increase in demand for our SEO consulting services from website owners negatively impacted by Google’s search algorithm changes. We are able to provide our services efficiently by utilizing certain software tools to facilitate faster website evaluations and remediation recommendations. Following the implementation of our SEO recommendations, we typically receive ongoing subscription revenue from associated product sales, i.e. Keyword Maximizer.

Other Initiatives

In addition, we will:

1.	Leverage our existing substantial databases of small businesses and digital agencies to automate the production of Enhanced Listings to drive both subscription and advertising revenues.
2.	Grow our reseller base in North American and APAC markets to deliver growth of end customers using our products.
3.	Continue our ongoing maintenance, development and enhancement of our technology to ensure it meets consumer demand and remains compliant with new and emerging technologies and data protection laws.
4.	Continue to seek out complementary technologies and businesses with the aim of making strategic acquisitions of those technologies and businesses.

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

AI has augmented the capabilities of human creators, enabling them to produce content more efficiently. We suggest this increase in content creation efficiency has led to a proliferation of online content which, as a result, has increased competition for this content being ranked highly in search engine result pages. The increased volume of published content has increased the effort required by search engines to evaluate web pages, which we believe will have an impact on how search engines algorithms are applied. In anticipation of such changes, we have made improvements to our Technology, however, until search engine algorithm changes are implemented it is difficult to assess its impact on search results and the effect these changes will have on us and our technology.

Intellectual Property

Our ability to establish and protect our core technology and intellectual property, including our software source code and copyright, is critical to our success. We rely on a combination of trade secrets, including know-how, and contractual rights to establish and protect our proprietary rights in our technology. In addition, we enter into confidentiality and non-disclosure agreements with our employees and business partners. The agreements we enter into with our employees also provide that all software, inventions, developments, works of authorship and trade secrets created by them during the course of their employment are our property.

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

Fundamental to each of our search solutions are the web pages created through our Technology; each of which are configured for a specific use case. Our web pages contain features that would otherwise require significant manual effort to achieve or the application of additional and more expensive solutions. For instance, in order to achieve superior SERP rankings we optimize our web pages to enable search engines to detect and understand the relevant page content based on a specific “Entity”. We also automatically incorporate other contributing factors affecting SERP rankings include page speed, accessibility security, and unique quality content, for which we are able to leverage generative artificial intelligence (“AI”).

We also operate a Publishing division, which includes ownership of Hotfrog, a global online business directory, and three additional Australian-focused directories, AussieWeb.com.au (“AussieWeb”), PinkPages.com.au (“PinkPages”) and SuperPages.com.au (“SuperPages”). As of June 2024, combined, these directory assets contain more than 60 million business listings and an email database of approximately 490,000 subscribers. We have also developed (and will continue to expand) a portfolio of websites for the purposes of publishing articles related to specific niches, e.g. finance, health, education and business.

A. Operating Results

Revenue. We derive our revenue from license subscription fees earned from customers using our technology, services fees earned through associated product implementations and general SEO consulting, as well as from advertising fees earned from the placement of advertisements on our digital properties.

Operating Expenses. The most significant components of operating expenses are personnel costs, which consist of salaries, benefits, bonuses and commissions. During the year ended June 30, 2023, we experienced a period of personnel growth as we tested various products, markets and operating models to help determine our commercial focus. However, during the year ended June 30, 2024, we consolidated our efforts which has led to a reduction in personnel and associated costs. We also incur other non-personnel costs related to our general overhead expenses. To facilitate our strategy to expand our portfolio of online property assets, we plan to continue investing in our technology by increasing our development headcount and building our brand awareness through increased marketing efforts. We expect our sales and marketing expenses to continue to remain steady in absolute dollars for the foreseeable future as we re-shape our sales and marketing efforts, although these expenses may fluctuate as a percentage of our total revenue from period to period depending on the timing of these expenses and, over the longer term, we expect them to decline as a percentage of revenue as we scale our business. Following the completion of our initial public offering in March 2022, we have incurred additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC and increased expenses for insurance, investor relations and professional services.

Comparison of the Years Ended June 30, 2024 and 2023

The following table sets forth information concerning our operating results for the years ended June 30, 2024 and 2023:

	Year Ended June 30,
	2024 A$	2023 A$
Revenue	4,151,088	5,376,693
Other income	61,360	993,493
Technology expense	(890,778)	(1,718,974)
Employee benefits expense	(3,238,568)	(5,267,246)
Occupancy expense	(101,415)	(113,572)
Marketing expense	(187,046)	(318,492)
Consultancy expense	(853,850)	(874,638)
Depreciation and amortization expense	(1,473,999)	(1,355,170)
Other expenses	(68,826)	(213,051)
Impairment of financial assets	(272,236)	(295,262)
Operating loss	(2,874,270)	(3,786,219)
Financial cost	(114,199)	(105,367)
Loss before income tax	(2,988,469)	(3,891,586)
Income tax expense	-	-
Loss for the year	(2,988,469)	(3,891,586)
Other comprehensive income	3,023	(23,010)
Total comprehensive loss for the year	(2,985,446)	(3,914,596)

Revenue

	Year Ended June 30,		Change
	2024 A$	2023 A$	A$	%
Subscription revenue	3,338,479	4,891,743	(1,553,264)	-31.7%
Advertising revenue	251,368	315,524	(64,156)	-20.3%
Services revenue	561,241	169,426	391,815	+231.3%
Total revenue	4,151,088	5,376,693	(1,225,605)	+27.3%
Other income	61,360	993,493	(932,133)	-93.8%

Subscription revenues declined 31.7% to A$3,338,479 (2023: A$4,891,743). The decline is primarily related to the provision of extended billing relief to customers whose Proximity product campaigns were affected by their transition onto our upgraded technology platform and general reseller churn. It is our belief that the churn could have been mitigated through better reseller education as to the reasonable outcomes one could expect from implementing the Proximity products, and in particular the products’ role in generating addition traffic (audience) to an end user’s website rather than additional sales, which is also dependent upon other factors that are independent of the technology that we provide, including the strength of the website’s marketing message, the audience’s opinion of the end user’s business and of it products and services. We have sought to address these concerns by enhancing our reporting dashboard to highlight the key metrics that we believe are important to end users and in doing so, we are better positioned to articulate the value that our technology adds to an end user’s marketing efforts. We have rationalized our reseller base to focus on providing better support and user experience to them. We have seen this improve reseller retention and account growth. As a result of the reduction in resellers, we have also reduced the number of sales and operations staff.

Advertising revenues declined 20.3% to A$251,368 (2023: A$315,524). Locafy-owned online directory assets are currently monetized through Google Ads. Similar to many websites globally that implemented Google Ads, our directory assets were negatively impacted by changes made by Google to its advertising program during the year, resulting in a progressive decline in advertising revenues from September 2023. Having had the opportunity to assess those changes, we have implemented a number of initiatives we believe can improve our advertising revenues. We also anticipate advertising revenue growth as a result of additional online properties that we are creating that we plan to carry advertising. These new online properties will have the benefit of our technology and know-how being applied from the outset, as compared to the legacy platforms that we inherited through our past acquisitions of online directory properties.

Services revenues increased 231.3% to A$561,241 (2023: A$169,426). While historically, services engagements have not been a significant focus of ours, we were able to take advantage of a large commercial opportunity with Localista beginning in February 2024, and assist them to transform their existing directory network’s SEO execution, which significantly increased our service revenue for the year ended June 30, 2024, as compared to the year ended June 30, 2023. This services work was closely tied to our acquisition of scoop.com.au from Localista, which we believe to be a valuable asset given its inherent SEO features that we can leverage upon by applying our technology and know-how. These SEO features would be difficult and expensive to replicate in a reasonable timeframe and include having a Moz Domain Authority score of 36, approximately 48,000 backlinks (including approximately 5,000 Wikipedia backlinks) and ranked for over 157,000 relevant organic keywords (according to Semrush). Other engagements leading to the significant increase in services revenues related to the implementation of our Article Accelerator and Keyword Maximizer products. Following the implementation of these products, we expect to receive recurring subscription revenue from product usage.

Other Income

Other income decreased by 93.8% to A$61,360 (2023: A$993,493) primarily due to the year ended June 30, 2023, including a A$503,118 R&D tax incentive grant for that year, which was not replicated during the year ended June 30, 2024. We may qualify to receive this grant in future years, depending on the nature of our research and development efforts. The decrease in other income is also due to lower gains from the extinguishment of liabilities and a net foreign exchange gain during the year ended June 30, 2023, which did not occur during the year ended June 30, 2024.

Operating Expenses

	Year Ended June 30,		Change
	2024 A$	2023 A$	A$	%
Technology expense	(890,778)	(1,718,974)	828,196	-48.2%
Employee benefits expense	(3,238,568)	(5,267,246)	2,028,678	-38.5%
Occupancy expense	(101,415)	(113,572)	12,157	-10.7%
Marketing expense	(187,046)	(318,492)	131,446	-41.3%
Consultancy expense	(853,850)	(874,638)	20,788	-2.4%
Depreciation and amortization expense	(1,473,999)	(1,355,170)	(118,829)	+8.8%
Other expenses	(68,826)	(213,051)	144,225	-67.7%
Impairment of financial assets	(272,236)	(295,262)	23,026	-7.8%
Total Operating Expenses	(7,086,718)	(10,156,405)	3,069,687	-30.2%

During the year ended June 30, 2024, total operating expenses decreased 30.2% primarily due to a decrease in employment and technology related expenses.

Technology expense. Technology expense includes the software and hosting services required to operate and maintain our platform, software that we use in the management of our broader operations, and third-party solutions that we may offer for resale. Technology expense decreased 48.2% to $890,778 for the year ended June 30, 2024 (2023: A$1,718,974). The decrease in technology expense for the year ended June 30, 2024 compared to the year ended June 30, 2023 is primarily attributed to a A$433,431 reduction in expenses related to third party software required in the delivery of our solutions. A further A$218,396 reduction in expenses related to general operational technology costs and a A$176,369 reduction resulting from the capitalization of certain costs.

Employee benefits expense. The most significant components of operating expenses are personnel costs, relating to our engagement of employees and contractors, together with associated expenses including recruitment, payroll taxes and insurances. Employee benefits expenses decreased 38.5% to A$3,238,568 for the year ended June 30, 2024 (2023: A$5,267,246). This decrease was mainly due to a decrease in sales and operations headcount during the year ended June 30, 2024 as a result of ongoing efforts to streamline our product suite and the geographical markets we serve. We anticipate near term headcount growth to be associated with R&D in line with our strategy to grow our digital asset portfolio followed by marketing resources to assist with its monetization. At June 30, 2024, we had 26 employees globally (2023: 34). The year ended June 30, 2024 included A$426,899 in non-cash share-based payment expenses, which was primarily related to the issue of performance rights from prior years and represents the final expenses to be recognized under that plan.

Occupancy expense. The 10.7% decrease in occupancy expenses for the year ended June 30, 2024 compared to the year ended June 30, 2023 was primarily due to the termination of short-term office premises.

Marketing expense. Marketing expenses decreased 41.3% to A$187,046 for the year ended June 30, 2024 (2023: A$318,492) primarily due to a reduction in the engagement of marketing consultants.

Consultancy expense. Consultancy expense for the year ended June 30, 2024 was A$853,850 (2023: A$874,638). This included A$142,867 in costs from certain suppliers who we have not renewed or relate to expenditure that we anticipate to be non-recurring.

Depreciation and amortization expense. The increase in depreciation and amortization expense to A$1,473,999 for the year ended June 30, 2024 (2023: A$1,355,170) was as a result of our increased capitalization of development costs.

Other expenses. The movement in other expenses primarily related to a reduction in travel costs.

Impairment of financial assets. The impairment of financial assets during the year ended June 30, 2024 has resulted from writing off significantly aged receivables and are not reflective of our more recent operations.

Comparison of the Years Ended June 30, 2023 and 2022

The following table sets forth information concerning our operating results for the years ended June 30, 2023 and 2022:

	Year Ended June 30,
	2023 A$	2022 A$
Revenue(1)	5,376,693	4,222,689
Other income	993,493	1,298,499
Technology expense	(1,718,974)	(1,805,432)
Employee benefits expense	(5,267,246)	(4,411,926)
Occupancy expense	(113,572)	(66,365)
Advertising expense	(318,492)	(414,012)
Consultancy expense	(874,638)	(1,691,544)
Depreciation and amortization expense	(1,355,170)	(852,361)
Other expenses	(213,051)	(245,079)
Impairment of financial assets	(295,262)	(376,606)
Operating loss	(3,786,219)	(4,342,137)
Financial cost	(105,367)	(748,190)
Loss before income tax	(3,891,586)	(5,090,327)
Income tax expense	-	-
Loss for the year	(3,891,586)	(5,090,327)
Other comprehensive income	(23,010)	(48,453)
Total comprehensive loss for the year	(3,914,596)	(5,138,780)

Revenue(1)

	Year Ended June 30,		Change
	2023 A$	2022 A$	A$	%
Subscription revenue	4,891,743	3,819,031	1,072,712	+28.1%
Advertising revenue	315,524	316,713	(1,189)	-0.4%
Services revenue	169,426	86,945	82,481	+94.9%
Total revenue	5,376,693	4,222,689	1,154,004	+27.3%

(1)	For reporting purposes, commencing from the year ended June 30, 2024, Data revenues have been reclassified and incorporated within Subscription revenues. The reclassification was done on the basis that Data revenue (or Bulk Business Profile Directory Listings as they are now called) are consistent with the nature of other subscription fee revenues i.e. recurring and related to publishing content, as opposed to the method in which the content data is received.

Subscription revenues grew 28.1% to A$4,891,743 (2022: A$3,819,031). The increase in subscription revenues was modest compared to previous years as we did not aggressively pursue new business while we incorporated technologies acquired from Jimmy Kelley Digital into our developed Technology. As this was a significant upgrade that would have key technologies “baked-in” to improve page performance, reduce input errors and require lower maintenance, our preference was to wait for these new products to be available for commercial release in June 2023. The growth in subscription revenues was also due to an increase in the number of partners connected to our Publishing API during the year. While not having a significant financial impact during the year ended June 30, 2023, our recent Platform technology upgrade included enhancements to our Publishing API so that both are now in the same Locafy technology ecosystem. As a result, data partners will have the ability to programmatically create additional online assets for resale to their end user customers and potentially lead to increased demand for our other subscription revenue products.

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

B. Liquidity and Capital Resources

Plan of Operations and Future Funding Requirements – Going Concern

Our independent registered public accounting firm has issued an opinion on our consolidated financial statements included in this Annual Report that states that there is substantial doubt in respect of the assumption that we will continue as a going concern. We have incurred substantial operating losses and have used cash in our operating activities for the past few years. As of and for the year ended June 30, 2024, we had a net loss of A$2,988,469 and net cash used in operating activities of A$1,112,902. Additionally, as of June 30, 2024, the outstanding balance of our ASX Convertible Notes, including accrued and unpaid interest thereon, totaled A$271,600. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—ASX Convertible Notes”.

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

ASX Convertible Notes

As of June 30, 2024, the outstanding balance of our unsecured convertible notes issued in 2015, including accrued and unpaid interest thereon, totaled A$271,600 (the “ASX Convertible Notes”). The ASX Convertible Notes have a maturity date of March 31, 2016, have a fixed repayment amount and are not accruing further interest. Of the A$271,600 in outstanding balance of the ASX Convertible Notes, an aggregate of A$130,000 in outstanding balance relates to a deregistered and defunct noteholder, and as such, we are unlikely to make repayments to. Pursuant to the ASX Convertible Notes, we are obligated to redeem each ASX Convertible Note that has not been redeemed, converted or is the subject of a conversion notice on the earlier of (i) the Maturity Date and (ii) the date of receipt by us of a written notice from a holder of the ASX Convertible Notes than an Event of Default (as defined in the ASX Convertible Notes) has occurred, in each case of (i) and (ii), by paying to the holder of the ASX Convertible Notes an amount equal to the applicable Maturity Redemption Value (as defined in the ASX Convertible Notes). The ASX Convertible Notes automatically convert to equity upon an ASX listing, however, as we are now listed on Nasdaq, we are unlikely to pursue an ASX listing. Accordingly, and pursuant to the terms of the ASX Convertible Notes, the ASX Convertible Notes can only be redeemed in cash at their face value plus interest.

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

Overview

Since our inception and through June 30, 2024, we have financed our operations and capital expenditures primarily through cash flows generated by operations and sales of our equity securities. From our inception in 2009 through to June 30, 2024, we have raised in excess of A$48 million of equity capital.

Comparison of the Years Ended June 30, 2024 and 2023

The following table shows our cash, accounts receivable and working capital as of the dates indicated:

	As at June 30,
	2024 A$	2023 A$

Cash and cash equivalents	275,875	3,174,700
Accounts receivable, net	904,564	1,288,513
Current liabilities	(2,508,461)	(3,773,625)
Working capital (1)	(1,328,022)	689,588

(1)Working capital is defined as current assets less current liabilities.

The table below presents our cash flows for the periods indicated:

	Years Ended June 30,
	2024 A$	2023 A$
Net cash used by operating activities	(1,112,902)	(2,260,971)
Net cash used by investing activities	(2,126,587)	(1,619,616)
Net cash from financing activities	341,128	2,853,276
Net decrease in cash and cash equivalents	(2,898,361)	(1,027,311)
Net foreign exchange difference	(464)	118,275

Operating Activities

For the year ended June 30, 2024, net cash used by operating activities was A$1,112,902, attributable to a net loss of A$2,988,469 adjusted for non-cash movements totaling A$2,068,437 in operating cash flows before movements in working capital as well as a net cash outflow from cash used for operations of A$192,870. Operating cash flows before movements in working capital of A$2,068,437 consisted of A$1,444,684 in depreciation and amortization expenses, A$29,314 from the disposal of intangible assets, A$53,420 from the acquisition of intangible assets, A$408,738 in share-based payments, A$36,600 from expected government rebates, A$272,236 from expected credit losses and A$3,485 in net foreign exchange losses.

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

Investing Activities

For the years ended June 30, 2024 and 2023, net cash used by investing activities was A$2,126,587 and A$1,619,616, respectively, attributable to A$2,166,587 and A$1,617,446, respectively, in cash payments for the purchase of intellectual property, A$40,000 in relation to the maturity of a term deposit during the year ended June 30, 2024 and a cash payment of A$2,170 for the purchase of property, plant and equipment during the year ended June 30, 2023.

Financing Activities

For the year ended June 30, 2024, net cash from financing activities was A$341,128, of which A$456,293 was from the issuance of shares, partially offset by A$30,000 from the net repayment of borrowings and A$85,165 reduction in leasing liabilities.

For the year ended June 30, 2023, net cash from financing activities was A$2,853,276, of which A$2,892,449 was from the issuance of shares, partially offset by A$6,500 from the net repayment of borrowings and A$32,673 reduction in leasing liabilities.

At The Market Offering Agreement with H.C. Wainwright & Co., LLC

On May 18, 2023, we entered into an at the market offering agreement (the “Sales Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”), as sales agent, under which we may offer and sell, from time to time, through Wainwright, our ordinary shares pursuant to an effective shelf registration statement on Form F-3, as amended (File No. 333-272066), declared effective by the SEC on June 1, 2023 and related prospectus supplement. Wainwright acts as our sales agent on a commercially reasonable efforts basis, consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of Nasdaq. If expressly authorized by us, Wainwright may also sell our ordinary shares in privately negotiated transactions. Wainwright is entitled to compensation at a fixed placement fee of 3.0% of the gross sales price of our ordinary shares made pursuant to the Sales Agreement. We have no obligation to sell any ordinary shares pursuant to the Sales Agreement, and may at any time suspend sales pursuant to the Sales Agreement. During the year ended June 30, 2024, we sold 106,599 ordinary shares under the Sales Agreement at a weighted average price of $4.76 per share, which resulted in net proceeds of approximately $482,092 to us, after deducting sales commissions and expenses payable by us. As of July 11, 2024, we sold a further 70,046 ordinary shares under the Sales Agreement at a weighted average price of $7.89 per share, which resulted in net proceed of approximately $535,185 to us, after deducting sales commissions and expenses payable by us.

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

ASX Convertible Notes

As of June 30, 2024, the outstanding balance of our unsecured convertible notes issued in 2015, including accrued and unpaid interest thereon, totaled A$271,600 (the “ASX Convertible Notes”). The ASX Convertible Notes have a maturity date of March 31, 2016, have a fixed repayment amount and are not accruing further interest. Of the A$271,600 in outstanding balance of the ASX Convertible Notes, an aggregate of A$130,000 in outstanding balance relates to a deregistered and defunct noteholder, and as such, we are unlikely to make repayments to. Pursuant to the ASX Convertible Notes, we are obligated to redeem each ASX Convertible Note that has not been redeemed, converted or is the subject of a conversion notice on the earlier of (i) the Maturity Date and (ii) the date of receipt by us of a written notice from a holder of the ASX Convertible Notes than an Event of Default (as defined in the ASX Convertible Notes) has occurred, in each case of (i) and (ii), by paying to the holder of the ASX Convertible Notes an amount equal to the applicable Maturity Redemption Value (as defined in the ASX Convertible Notes). The ASX Convertible Notes automatically convert to equity upon an ASX listing, however, as we are now listed on Nasdaq, we are unlikely to pursue an ASX listing. Accordingly, and pursuant to the terms of the ASX Convertible Notes, the ASX Convertible Notes can only be redeemed in cash at their face value plus interest.

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

Standards and Interpretations Issued but not yet Effective

At the date of authorization of the financial statements, the Group has not applied the following new and revised Australian Accounting Standards, Interpretations and amendments that have been issued but are not yet effective:

New or revised requirement	Description	Effective
AASB 2020-1	Classification of Liabilities as Current or Non-current	1 January 2024
AASB 2014-10	Sale or Contribution of Assets between an Investor and its Associates or Joint Venture	1 January 2025
IFRS 9 and IFRS 7	Classification and Measurement of Financial Instruments	1 January 2026
AASB 18	Presentation and Disclosure in Financial Statements	1 January 2027
IFRS 19	Subsidiaries without Public Accountability: Disclosures	1 January 2027

The amendments to the individual Standards may be applied early, separately from the amendments to the other Standards, where feasible.

We do not anticipate that the amendments will have a material impact on the Group but may change the disclosure of accounting policies included in the financial statements.

Contractual Obligations

Our future minimum payments under non-cancellable contracts were as follows as of June 30, 2024:

					Payment due by period
Contractual Obligations	Total		Less than 1 year		1–3 years		3–5 years		More than 5 years
Short-Term Debt Obligations (1)	A$	271,600	A$	271,600	A$	-	A$	-	A$	-
Lease Payments(2)		332,578		128,669		203,909		-		-
Purchase Obligations (3)		42,033		42,033		-		-		-
Total	A$	646,211	A$	442,302	A$	203,909	A$	-	A$	-

(1)	Relate to unsecured notes which we would seek to repay.
(2)	We lease our corporate head office in Perth, Australia under an operating lease arrangement that expires November 20, 2026. The terms of the lease agreement provide for rental payments on a graduated basis. We recognize rent expense on a straight-line basis over the lease periods.
(3)	Amounts consist of purchase obligations with certain vendors to provide products and services for operating purposes.

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

Interest Rate Risk

As of June 30, 2024, we had cash and cash equivalents of A$275,875. We have limited exposure to interest rate risk. Our exposure to market interest rates relates primarily to short-term deposits. Our cash and cash equivalents are not locked into long-term deposits at fixed rates so as to mitigate the risk of earning interest below the current floating rate. We do not have any credit facilities bearing variable interest rates or that allow lenders to reset the interest rate or the basis for the interest rate.

Foreign Currency Exchange Rate Risk

As a result of services provided by third parties in the United States, Canada and Europe, we incur financial assets and liabilities in foreign currency denominated transactions that are affected by movements in the applicable exchange rate. We do not enter into any hedging transactions, although trade receivables and cash at banks held in foreign currency denominations provide a partial natural hedge against liabilities to be settled in foreign currencies. We are primarily exposed to foreign exchange risk inherent in U.S. dollar-denominated contracts related to our commercialization and acquisition activities. As of June 30, 2024 and June 30, 2023, we had a net exposure to the U.S. dollar of A$188,703 and A$2,032,889, respectively, primarily in cash and cash equivalents. An appreciation of the Australian dollar against the U.S. dollar by 10% would have increased our operating loss for the year ended June 30, 2024 by A$850,400 and increased our operating loss for the year ended June 30, 2023 by A$952,682, while a depreciation would have increased our operating loss for the year ended June 30, 2024 by A$814,006 and would have decreased our operating loss by A$478,018 for the year ended June 30, 2023. As we continue our commercialization and acquisition activities, we expect to face continued exposure to exchange rate risk from the U.S. dollar. There was minimal or insignificant exposure to the Euro, Great British Pound or to the Canadian dollar during the years ended June 30, 2024 and 2023.

C. Research and Development, Patents and Licenses

In March 2016, we were granted a patent in the United States (Patent Number US 9286274) relating to the process of taking structured data provided in standard technical formats (for example, XML, JSON, CSV and XLS) of any quantity, to be published to any web browser and made accessible on any viewing device that uses a browser to display content, including smart phones, tablets, laptops, desktops and wearables (in so far as the content from data feeds can be published on a myriad of devices). Data may be transmitted via Web API, FTP or local upload. We have continued research and development of our core technologies to further enhance its performance and extend their applicable commercial use cases. As a result of such research and development, our Technology no longer utilized the process described by the patent granted to us. Accordingly, in March 2024 we did not renew our patent and allowed our registration to lapse.

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

Name	Age	Position(s)
Gavin Burnett	55	Chief Executive Officer and Managing Director
Melvin Tan	47	Chief Financial Officer and Executive Director
Collin Visaggio	63	Chairman of the Board and Non-Executive Director
Ranko Matic	56	Non-Executive Director
John Chegwidden (1)	62	Non-Executive Director

(1) Mr. Chegwidden was appointed to the board of directors on June 1, 2024.

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

John Chegwidden, Non-Executive Director

Mr. Chegwidden is a Chartered Accountant with over 35 years of experience in corporate & business advisory, corporate governance & risk, financial management & accounting, corporate funding, IPO’s/RTO’s and shareholder management. Mr. Chegwidden holds a senior management role in a business & corporate advisory company based in Perth. Mr. Chegwidden has previously held executive director, non-executive director and company secretary positions on a number of ASX listed companies. He is presently a director of two Australia unlisted public companies, a director of an Australian not-for-profit company in the aged care sector and formerly a non-executive director of Adelong Gold Limited (ASX: ADG).

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

Summary of Compensation

The following table provides information about the compensation awarded to, earned by or paid to each of our directors and executive officers for the year ended June 30, 2024.

	Short term			Post- employment	Other long term	Share-based payments
	Salary & fees A$	Cash bonus & non- monetary benefits A$	Annual leave accrual(1) A$	Super- annuation A$	Long service leave accrual(2) A$	Shares A$	Performance Rights(3) A$	Total A$

Non-Employee Directors
Collin Visaggio	-	-	-	-	-	53,333	53,334	106,667
Ranko Matic	60,000	-	-	-	-	-	-	60,000
Andrea Betti(4)	55,000	-	-	-	-	-	-	55,000
John Chegwidden (5)	5,000	-	-	-	-	-	-	5,000
Executive Officers and Directors
Gavin Burnett	316,494	263,367	-	16,500	-	-	296,095	892,456
Melvin Tan	200,000	-	6,287	22,000	4,782	-	40,000	273,069
Total	636,494	263,367	6,287	38,500	4,782	53,333	389,429	1,392,192

(1)	Represents accounting adjustments for accrued annual leave.
(2)	In accordance with AASB 119 Employee Benefits, long service leave is classified as other long-term employee benefits.
(3)	The fair value of the performance rights is calculated at the date of grant in accordance with IFRS 2 Share Base Payments for non-market performance conditions. The value disclosed is the portion of the grant-date fair value of the performance rights recognized as an expense in each reporting period.
(4)	Former non-executive director. Ms. Betti’s role as non-executive director ceased on June 1, 2024, when Ms. Betti resigned from the board and all committees thereto.
(5)	Appointed non-executive director on June 1, 2024, following Ms. Betti’s resignation from the board and all committees thereto.

Details of performance rights held by our directors and senior management for the year ended June 30, 2024 are set forth below.

	Held at July 1, 2023	Granted as compensation(1)	Exercised	Lapsed	Forfeited	Other changes	Held at June 30, 2024	Vested during the year	Vested and exerciseable at June 30, 2024
Collin Visaggio	19,082	2,547	-	(4,000)	-	-	17,629	-	-
Ranko Matic	-	-	-	-	-	-	-	-	-
Andrea Betti	-	-	-	-	-	-	-	-	-
John Chegwidden (2)	-	-	-	-	-	-	-	-	-
Gavin Burnett	47,706	9,152	-	(10,000)	-	-	46,858	-	-
Melvin Tan	54,290	6,133	-	(6,000)	-	-	54,423	-	-
Total	121,078	17,832	-	(20,000)	-	-	118,910	-	-

(1)	In order to preserve cash and to reduce debt, the directors agreed to apply a portion of unpaid entitlements and director’s fees as at November 1, 2023 towards acquiring performance rights. The number of performance rights issued was based upon a price of A$10.47 per Performance Right; which was calculated by applying the 30-day volume weighted average price per ordinary share ended October 31, 2023 and a AUD:USD exchange rate of $0.6350; the 30-day average rate ended October 31, 2023 (published by the Reserve Bank of Australia).
(2)	Held at appointment date of June 1, 2024.

Executive Employment, Consulting and Management Arrangements and Termination and Change in Control Benefits

Following is a summary description of material terms of compensation awarded to, earned by, paid or payable to our named executive officers pursuant to agreements or arrangements.

Gavin Burnett, Chief Executive Officer and Managing Director

On January 1, 2020, we entered into an Executive Agreement with Gavin Burnett (the “Burnett Agreement”) pursuant to which Mr. Burnett is serving as our Chief Executive Officer and Managing Director. The Burnett Agreement will continue on an ongoing basis, unless terminated earlier in accordance with its terms. Pursuant to the Burnett Agreement, we will pay Mr. Burnett A$333,000 per annum, inclusive of superannuation and exclusive of any short-term incentives, long term incentives or bonus entitlements. Under the Burnett Agreement, if certain short-term incentive milestones are achieved within the required time frame, Mr. Burnett will be eligible to receive a percentage increase to his base salary. In addition, if 100 to 125 percent of certain Gross Revenue Targets (as defined in the Burnett Agreement) are reached by certain dates, Mr. Burnett will be eligible to receive increases to his base salary, as specified in the Burnett Agreement.

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

Melvin Tan, Chief Financial Officer and Executive Director

On January 1, 2020, we entered into an Executive Agreement with Melvin Tan (the “Tan Agreement”) pursuant to which Mr. Tan is serving as our Chief Financial Officer. The Tan Agreement will continue on an ongoing basis, unless terminated earlier in accordance with its terms. Pursuant to the Tan Agreement, we will pay Mr. Tan A$222,000  per annum, inclusive of superannuation and exclusive of any short-term incentives, long term incentives or bonus entitlements. Under the Tan Agreement, if certain short-term incentive milestones are achieved within the required time frame, Mr. Tan will be eligible to receive a percentage increase to his base salary. In addition, if 100 to 125 percent of certain Gross Revenue Targets (as defined in the Tan Agreement) are reached by certain dates, Mr. Tan will be eligible to receive increases to his base salary, as specified in the Tan Agreement.

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

Name	Beginning of Term	Expiration of Term
Gavin Burnett	N/A	N/A
Melvin Tan	December 28, 2022	At the 2024 annual general meeting
Colin Visaggio	November 29, 2023	At the 2025 annual general meeting
Ranko Matic	December 28, 2022	At the 2025 annual general meeting
John Chegwidden	June 1, 2024	At the 2024 annual general meeting

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

The members of our Audit and Risk Committee are Collin Visaggio, Ranko Matic and John Chegwidden. Our board of directors has determined that each of Mr. Visaggio, Mr. Matic and Mr. Chegwidden satisfies the independence requirements under Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chairperson of our Audit and Risk Committee is Colin Visaggio. Our board of directors has determined that each of Mr. Visaggio, Mr. Matic and Mr. Chegwidden is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our Audit and Risk Committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each member’s scope of experience and the nature of his or her employment.

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

Board Diversity Matrix
Country of Principal Executive Offices:	Australia
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0
Did Not Disclose Demographic Background	4

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

D. Employees

As of June 30, 2024, we had 26 staff, comprising employees and contractors. Of these staff 18 were employed in Australia, 6 in the Philippines, 1 in the United States, and 1 in Canada. 22 of these staff were employed on a full time basis and 2 on a part time basis. These staff are engaged in technical development, sales and marketing, customer support, finance, legal, human resources and general management. We rely upon and engage consultants on a contract basis to provide services, management and personnel who assist us to carry on our technical development, administrative, shareholder communication and marketing activities.

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

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules provide that beneficial ownership includes ordinary shares issuable pursuant to the exercise of stock options or warrants or upon conversion of a security that are either exercisable or convertible within 60 days of September 30, 2024. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. As of June 28, 2024, we had 807 record holders of our ordinary shares, with 382 record holders in Australia, representing 50.0% of our outstanding ordinary shares, and 373 record holders in the United States, representing 24.2% of our outstanding ordinary shares. The address for our directors and executive officers is c/o Locafy Limited, 246 Churchill Avenue, Subiaco, Western Australia 6008, Australia. As of June 30, 2024, there were 1,382,185 ordinary shares issued and outstanding.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
Named Executive Officers and Directors:
Gavin Burnett	148,026	10.7%
Melvin Tan	74,671	5.4%
Collin Visaggio	38,377	2.8%
Ranko Matic	1,930	* %
John Chegwidden	500	* %
All Current Executive Officers and Directors as a Group (5 persons)	263,504	19.1%

*	Represents beneficial ownership of less than 1%

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

B. Significant Changes

A discussion of significant changes since June 30, 2024 is provided under Item 5 of this Annual Report and is incorporated herein by reference.

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

Below is a reconciliation of the number of ordinary shares outstanding from June 30, 2023 through June 30, 2024:

Number of Ordinary shares
Ordinary shares outstanding at June 30, 2023	1,276,248
Shares issued from capital raises	105,937
Ordinary shares outstanding at June 30, 2024:	1,382,185

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

Under Australia’s Foreign Investment Regime, as currently in effect, foreign persons must make a mandatory notification to the Australian Federal Treasurer through the Foreign Investment Review Board (“FIRB”) and obtain receipt of a no objections notification from the Australian Federal Treasurer in the following circumstances (among others):

●	all foreign persons acquiring a ‘direct interest’ (generally an interest of 10% or more) of the shares in a company that is a ‘national security business’, regardless of value;

●	‘foreign government investors’ acquiring a direct interest in the share of any company, regardless of value; and

●	‘foreign persons’ that are not ‘foreign government investors’ acquiring a substantial interest (generally 20% or more) of the shares in a company which has a total asset value of A$330 million or more (or A$1,427 million or more in the case of investors incorporated in the US and ultimately owned by entities and persons within the US).

At present, we do not have total assets of A$330 million and we are not a ‘national security business’.

An entity is a ‘foreign government investor’ if it is:

●	a foreign government or separate government entity; or

●	a corporation, trust or limited partnership in which foreign government entities/separate government entities/ from:

○	a single country, together with associates, hold (directly or indirectly) an interest of 20% or more (including through actual or potential voting power); or

○	multiple countries, together with associates, hold (directly or indirectly) interests of 40% or more in aggregate (including through actual or potential voting power) – provided the interest holders do not meet certain passive investor requirements.

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

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on our ordinary shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Australia for purposes of, and are eligible for the benefits of, the U.S.-Australia Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Australia Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision. Therefore, subject to the discussion above under “Passive Foreign Investment Company Consequences”, if the U.S.-Australia Treaty is applicable, such dividends will generally be “qualified dividend income” in the hands of individual U.S. Holders, provided that certain conditions are met, including holding period and the absence of certain risk reduction transactions. In addition, it is anticipated that our ordinary shares will qualify for the exception applicable to dividends from stock that is readily tradable on an established securities market.

Sale, Exchange or Other Disposition of our Ordinary Shares and IPO Warrants

Subject to the discussion above under “Passive Foreign Investment Company Consequences”, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our ordinary shares and IPO Warrants in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in our ordinary shares and IPO Warrants. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, our ordinary shares and IPO Warrants were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder from the sale or other disposition of our ordinary shares and IPO Warrants generally will be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

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

J. Annual Report to Security Holders

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

A. Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this Annual Report. Based on such evaluation, particularly given the size and nature of our Company, our Chief Executive Officer and Chief Financial Officer have concluded that as of June 30, 2024, our disclosure controls and procedures were not effective. As a result of lacking an effective accounting review process, material adjustments were made to the financial statements for the last two fiscal years in order to confirm with International Financial Reporting Standards. We also identified a significant deficiency releting to insufficient written policies and procedures for accounting and financial reporting which led to an inadequate financial statement closing process.

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

Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2024. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). Based on our assessment, management has concluded that our internal control over financial reporting was not effective as of June 30, 2024.

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

D. Changes in Internal Control Over Financial Reporting

The measures that we are undertaking to remediate the material weakness in internal control over financial reporting have and will include: (a) hiring qualified financial and IT personnel, to manage the implementation of internal control policies and procedures; (b) developing and implementing written policies and procedures for accounting and financial reporting that meet the standards applied to public companies listed in the United States; and (c) conducting internal control training to management, key operations personnel and the accounting department, so that management and relevant personnel understand the requirements and elements of internal control over financial reporting mandated by the U.S. securities laws. We believe we have made progress in accordance with our remediation plan even though the material weaknesses will not be considered remediated until we have completed implementing the necessary additional applicable controls and operate with them for a sufficient period of time to allow management and our auditors to concluded that these controls are operating effectively.

We cannot determine when our remediation plan will be fully completed and we cannot provide any assurance that these remediation efforts will be successful or that our internal control over financial reporting will be effective as a result of these efforts.

ITEM 16.	[Reserved]

ITEM 16A.	Audit Committee Financial Expert

Our board of directors has determined that Collin Visaggio, independent Chairperson of our Audit and Risk Committee, Ranko Matic and John Chegwidden, independent directors serving on our Audit and Risk Committee, each possesses specific accounting and financial management expertise and that both are “audit committee financial experts” as defined by the rules of the SEC.

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

Mr. Chegwidden is a Chartered Accountant with over 35 years of experience in corporate & business advisory, corporate governance & risk, financial management & accounting and capital raisings. Mr. Chegwidden holds a senior management role in a business & corporate advisory company based in Perth.

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

A. Audit Fees

The following sets forth the aggregate fees billed for each of the last two fiscal years for professional fees to our principal accountant for the audit of the annual financial statements or for services normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Fiscal year ended June 30, 2024	A$	147,770
Fiscal year ended June 30, 2023	A$	159,965

Audit fees consists of fees for professional services rendered by our principal independent registered public accountant for the audit related work connected to annual financial statements, review of interim financial statements for those fiscal years.

B. Audit-Related Fees

The following sets forth additional aggregate fees to those reported under “Audit Fees” in each of the last two fiscal years that were provided by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements:

Fiscal year ended June 30, 2024	A$	20,045
Fiscal year ended June 30, 2023	A$	17,440

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

Fiscal year ended June 30, 2024	-
Fiscal year ended June 30, 2023	-

D. All Other Fees

The following sets forth the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant not described above, including advisory services related to our Interactive Data File (XBRL information):

Fiscal year ended June 30, 2024	-
Fiscal year ended June 30, 2023	-

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

We have adopted an Insider Trading Policy, which governs the purchase, sale, and other dispositions of our securities by our Board and our officers, employees, consultants, contractors and any other party retained by the Company in any capacity, which such Insider Trading Policy is designed to promote compliance with applicable insider trading laws, rules and regulations in the United States and Australia, A copy of our Insider Trading Policy us attached as Exhibit 11.1 to this Annual Report on Form 20-F.

ITEM 16K.	CYBERSECURITY

We operate in the technology sector, which is subject to various cybersecurity risks that could adversely affect our business, financial condition, and results of operations, including intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy laws and other litigation and legal risk; and reputational risk. We recognize the critical importance of developing, implementing, and maintaining robust cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our data. We currently have security measures in place to protect customers’, employees’ and vendors’ information and prevent data loss and other security breaches, including a cybersecurity risk assessment program. Both management and the Board of Directors are actively involved in the continuous assessment of risks from cybersecurity threats, including prevention, mitigation, detection, and remediation of cybersecurity incidents.

Our current cybersecurity risk assessment program is included in our Risk Management Framework and consists of identifying information technology assets that are essential to meeting our key business objectives; identifying cyberattacks that could adversely affect those assets; considering the likelihood of cyberattacks occurring and understanding the impact of any such cyberattack. The program outlines governance, policies and procedures, and technology we use to oversee and identify risks from cybersecurity threats and is informed by previous cybersecurity incidents we have observed in our industry.

Our Research and Development Managers are responsible for the day-to-day assessment and management of risks from cybersecurity threats, including the prevention, mitigation, detection, and remediation of cybersecurity incidents. The individuals currently serving in these roles are experienced in infrastructure management.

Below are processes we use to prevent, detect, remediate and mitigate cybersecurity incidents:

●	roles and permissions follow the Principle of Least Privilege where staff only have access to our technology and services required to complete their day-to-day activities.

●	all passwords for critical systems meet minimum complexity requirement standards.

●	multi-factor authentication (MFA) is enforced on all critical systems and access points.

●	servers and databases are updated with the latest versions of relevant operating systems and applications with long-term support (LTS) as a minimum requirement.

●	all systems are regularly updated with the latest software patches.

●	all servers and client public traffic is encrypted using HTTPS with access controlled by reputable external authentication providers.

●	servers are configured with automatic backup procedures running daily with a retention period of 14 days.

●	access to servers and databases requires a strong password and an encrypted key that is unique to individual users. Access to these services is limited to strictly necessary personnel.

●	suspicious IP Throttling enabled (Auth0), protecting accounts against high-velocity attacks that target multiple user accounts from a single IP address.

●	brute-force Protection enabled (Auth0), safeguarding against brute-force attacks that target a single user account.

●	all source code is stored externally on a reputable third-party repository provider using private repositories and limited access to development staff.

●	proprietary software is peer-reviewed to ensure quality and consistency while reducing potential bugs and issues.

●	proprietary software is tested before release using end-to-end testing, scenario testing and unit testing methods.

●	proprietary software dependency updates are identified, updated and tested in line with software release cycles.

●	in-house software follows release lifecycles flowing through development, stage and production servers.

●	web services are hosted on a reputable third-party provider that provides SSL/HTTPS encryption, DDoS protection and Bot mitigation.

●	services can be recovered using readily available software, existing data backups, source code repositories and leveraging third-party hosting providers.

The Board of Directors is responsible for oversight of risks from cybersecurity threats in conjunction with our Research and Development Managers. The Board of Directors receives regular reports and updates from the Research and Development Managers with respect to the management of risks from cybersecurity threats. Such reports cover the Company’s information technology security program, including its current status, capabilities, objectives and plans, as well as the evolving cybersecurity threat landscape.

We undertake activities to prevent, detect, and minimize the effects of cybersecurity incidents, including periodic risk reviews.

To date, no cybersecurity incident (or aggregation of incidents) or cybersecurity threat has materially affected our results of operations or financial condition. However, an actual or perceived breach of our security could damage our reputation, cause existing customers to discontinue using our publishing solutions, prevent us from attracting new customers, require time, resources and cost to remediate or subject us to third-party lawsuits, regulatory fines or other actions or liabilities, any of which could adversely affect our business, operating results or financial condition. For further information, see “Risk Factors—We face cybersecurity risks that could result in damage to our reputation and/or subject us to fines, payment of damages, lawsuits and restrictions on our use of data.” in Item 3 of this Annual Report on Form 20-F. We have attempted to pre-emptively mitigate the financial impact of any cybersecurity incident and currently maintain a cyber liability insurance policy. However, our cyber liability insurance may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our cyber liability insurance policy may not cover all claims made against us, and defending a suit, regardless of its merit, could be costly and divert management’s attention from our business and operations.

PART III

ITEM 17.	Financial Statements

Not applicable.

ITEM 18.	Financial Statements

See our financial statements beginning on page F-1, which are filed as part of this Annual Report and incorporated herein by reference.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1	Constitution of Locafy Limited, as currently in effect (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

2.1	Description of Securities (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F, filed with the SEC on October 11, 2023.

2.2	Constitution of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

2.3	Form of Deed Poll Constituting Convertible Loan Notes (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

2.4	Form of Representative’s Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

2.5	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

2.6	Form of Convertible Note Deed (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

2.7	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

2.8	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

4.1#	Executive Agreement, dated January 1, 2020, by and among Locafy Limited (f/k/a Moboom Limited) and Gavin Burnett (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

4.2#	Company Performance Rights Plan (as of July 16, 2021) (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

4.3	Form of Deed of Access, Insurance and Indemnity (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

4.4	Lease Agreement, by and between Landville Pty Ltd and Victor Vlahos as trustee for the Victor Vlahos Family trust and Locafy Limited (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

4.5#	Executive Agreement, dated January 1, 2020, by and among Locafy Limited (f/k/a Moboom Limited) and Melvin Tan (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

4.6	Form of Warrant Agency Agreement, by and between Computershare Inc. and Computershare Trust Company, N.A., and Locafy Limited (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

4.7	At The Market Offering Agreement, dated May 18, 2023, by and between Locafy Limited and H.C. Wainwright & Co., LLC (incorporated by reference to Exhibit 1.2 to the Company’s Registration Statement on Form F-3, filed with the SEC on May 19, 2023).

8.1	List of subsidiaries (incorporated by reference to Exhibit 21.1 to the Company’s Registration on Form F-1/A, filed with the SEC on March 7, 2022).

11.1*	Insider Trading Policy of Locafy Limited

12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).

12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).

13.1**	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Grant Thornton Audit Pty Ltd, an Independent Registered Public Accounting Firm.

97.1*	Compensation Recovery Policy of Locafy Limited

101.INS*	Inline XBRL Instant Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBLR Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase

104*	Cover Page Interactive Data File – (formatted as Inline XBRL and contained in Exhibit 101)

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

Locafy Limited

November 12, 2024	By:	/s/ Gavin Burnett
	Name:	Gavin Burnett
	Title:	Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Locafy Limited

Opinion on the financial statements

We have audited the accompanying consolidated statement of financial positions of Locafy Limited and subsidiaries (the “Company”) as of June 30, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, statement in changes in equity, and statement cash flows for each of the three years in the period ended June 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3.2 to the financial statements, the Company incurred a net loss of $2,988,469 during the year ended June 30, 2024, and as of that date, the Company’s incurred operating cash outflows of $1,112,902. These conditions, along with other matters as set forth in Note 3.2, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3.2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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
Perth, Western Australia
November 12, 2024

Locafy Limited

Consolidated statement of profit or loss and other comprehensive income for the years ended 30 June 2024, 30 June 2023 and 30 June 2022

		Consolidated Group
	Notes	2024 A$	2023 A$	2022 A$

Revenue	5	4,151,088	5,376,693	4,222,689
Other income	6	61,360	993,493	1,298,499
Technology expense		(890,778)	(1,718,974)	(1,805,432)
Employee benefits expense		(3,238,568)	(5,267,246)	(4,411,926)
Occupancy expense		(101,415)	(113,572)	(66,365)
Marketing expense		(187,046)	(318,492)	(414,012)
Consultancy expense		(853,850)	(874,638)	(1,691,544)
Depreciation and amortisation expense		(1,473,999)	(1,355,170)	(852,361)
Other expenses	8	(68,826)	(213,051)	(245,079)
Impairment of financial assets		(272,236)	(295,262)	(376,606)
Operating loss		(2,874,270)	(3,786,219)	(4,342,137)

Financial cost	8	(114,199)	(105,367)	(748,190)
Loss before income tax		(2,988,469)	(3,891,586)	(5,090,327)

Income tax expense	9	-	-	-
Loss for the year		(2,988,469)	(3,891,586)	(5,090,327)

Other comprehensive income:
Items that will be reclassified subsequently to profit and loss
Exchange differences on translating foreign operations		3,023	(23,010)	(48,453)

Total Comprehensive Loss for the year		(2,985,446)	(3,914,596)	(5,138,780)

Earnings per share
Basic loss per share	25	(2.30)	(3.69)	(4.94)
Diluted loss per share	25	(2.30)	(3.69)	(4.94)

This statement should be read in conjunction with the notes to the financial statements.

Locafy Limited

Consolidated statement of financial position

As at 30 June 2024

		Consolidated Group
	Notes	2024 A$	2023 A$
Assets
Current assets
Cash and cash equivalents		275,875	3,174,700
Trade and other receivables	10	904,564	1,288,513
Other assets	11	294,355	356,782
Total current assets		1,474,794	4,819,995

Non-current assets
Property, plant and equipment	13	196,929	380,018
Right of use assets	14	280,810	314,596
Intangible assets	15	4,204,966	3,720,272
Total non-current assets		4,682,705	4,414,886

Total assets		6,157,499	9,234,881

Liabilities
Current liabilities
Trade and other payables	16	1,252,503	2,507,573
Borrowings	17	271,600	301,600
Provisions	18	211,300	214,465
Accrued expenses	19	496,749	512,611
Lease liabilities	14	128,669	85,165
Contract and other liabilities	20	147,640	152,211
Total current liabilities		2,508,461	3,773,625

Non-current liabilities
Lease liabilities	14	203,909	332,578
Provisions	18	133,399	138,721
Total non-current liabilities		337,308	471,299
Total liabilities		2,845,769	4,244,924

Net assets		3,311,730	4,989,957

Equity
Issued capital	21	48,588,888	47,930,486
Reserves	22	2,925,679	2,404,933
Accumulated losses	23	(48,202,837)	(45,345,462)
Total equity		3,311,730	4,989,957

This statement should be read in conjunction with the notes to the financial statements.

Locafy Limited

Consolidated statement of changes in equity

for the years ended 30 June 2024, 30 June 2023 and 30 June 2022

Consolidated	Notes	Issued capital	Foreign currency translation reserve	Share option reserve	Convertible note reserve	Accumulated losses	Total
		A$	A$	A$	A$	A$	A$
Balance at 1 July 2021		35,505,073	192,233	3,603,916	-	(40,136,700)	(835,478)
Loss for the year	23	-	-	-	-	(5,090,327)	(5,090,327)
Exchange difference on translation of foreign operations	22	-	(48,453)	-	-	-	(48,453)
Total other comprehensive income		-	(48,453)	-	-	(5,090,327)	(5,138,780)

Issue of ordinary shares	21	10,516,298	-	-	-	-	10,516,298
Issue of convertible notes	22	-	-	-	140,721	-	140,721
Issue of warrants	22	-	-	363,282	-	-	363,282
Issue of performance rights	22	-	-	1,054,776	-	-	1,054,776
Share issue costs	21	(983,334)	-	-	-	-	(983,334)
Balance at 30 June 2022		45,038,037	143,780	5,021,974	140,721	(45,227,027)	5,117,485

Balance at 1 July 2022		45,038,037	143,780	5,021,974	140,721	(45,227,027)	5,117,485
Loss for the year	23	-	-	-	-	(3,891,586)	(3,891,586)
Exchange difference on translation of foreign operations	22	-	(23,010)	-	-	-	(23,010)
Total other comprehensive income		-	(23,010)	-	-	(3,891,586)	(3,914,596)

Issue of ordinary shares	21	3,295,822	-	-	-	-	3,295,822
Issue of performance rights	22	-	-	866,105	-	28,514	894,619
Transfer to retained earnings on historical expiry of share options	22	-	-	(3,603,916)	-	3,603,916	-
Transfer to retained earnings on historical conversion of notes	22	-	-	-	(140,721)	140,721	-
Share issue costs	21	(403,373)	-	-	-	-	(403,373)
Balance at 30 June 2023		47,930,486	120,770	2,284,163	-	(45,345,462)	4,989,957

Balance at 1 July 2023		47,930,486	120,770	2,284,163	-	(45,345,462)	4,989,957

Loss for the year	23	-	-	-	-	(2,988,469)	(2,988,469)
Exchange difference on translation of foreign operations	22	-	3,023	-	-	-	3,023
Total other comprehensive income		-	3,023	-	-	(2,988,469)	(2,985,446)

Issue of ordinary shares	21	769,936	-		-	-	769,936
Share based payments	22			53,333			53,333
Issue of performance rights	22	-	-	595,484	-	-	595,484
Transfer to retained earnings on forfeited performance rights	22	-	-	(131,094)	-	131,094	-
Share issue costs	21	(111,534)	-	-	-	-	(111,534)
Balance at 30 June 2024		48,588,888	123,793	2,801,886	-	(48,202,837)	3,311,730

This statement should be read in conjunction with the notes to the financial statements.

Locafy Limited

Consolidated statement of cash flows

for the years ended 30 June 2024, 30 June 2023 and 30 June 2022

		Consolidated Group
	Notes	2024 A$	2023 A$	2022 A$
Cash flows from operating activities
Receipts from customers (inclusive of GST)		3,098,793	4,463,725	3,038,044
Payments to suppliers and employees (inclusive of GST)		(4,658,997)	(7,005,510)	(7,999,866)
R&D Tax Incentive & other grants		561,501	386,181	803,042
Financial cost		(114,199)	(105,367)	(81,656)
Net cash used by operating activities	24	(1,112,902)	(2,260,971)	(4,240,436)

Cash flows from investing activities
Purchase of intellectual property		(2,166,587)	(1,617,446)	(1,615,192)
Purchase of property, plant and equipment		-	(2,170)	(390,339)
Maturity of term deposit		40,000	-	-
Net cash used by investing activities		(2,126,587)	(1,619,616)	(2,005,531)

Cash flows from financing activities
Proceeds from issue of shares		769,936	3,295,822	9,979,861
Payment for share issue costs		(313,643)	(403,373)	(639,429)
Repayment of borrowings		(30,000)	(6,500)	(97,500)
Leasing liabilities		(85,165)	(32,673)	(59,419)
Net cash from financing activities		341,128	2,853,276	9,183,513

Net (decrease) / increase in cash and cash equivalents		(2,898,361)	(1,027,311)	2,937,546
Net foreign exchange difference		(464)	118,276	495,448
Cash and cash equivalents at the beginning of the year		3,174,700	4,083,735	650,731
Cash and cash equivalents at the end of the year		275,875	3,174,700	4,083,735

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

The principal activities of the consolidated entity during the year ended 30 June 2024 were the continued commercialisation of Locafy’s developed technologies and the continual acquisition of assets complimentary to Locafy’s technology and commercial model.

Locafy has developed online marketing technology (“Technology”) delivered in a highly automated manner via a Software-as-a-Service (“SaaS”) model. Its Technology publishes content on Search Engine Optimized (“SEO”) web pages that it hosts and manages. The Technology (and competitive advantage) is different from alternative solutions as it incorporates the Company’s “Entity Based” SEO technology and know-how, which based on the Company’s testing and those in active production, leads to web pages being highly likely to appear more prominently in search engine result pages (“SERP”) for search keywords relevant to those web pages and more rapidly than alternative solutions.

Consumer-related online searches can be broadly categorized into “local search” terms for products and services that are in close proximity to the consumer’s immediate location (e.g. “cafe”, “accountant near me”) and “national search” terms for non-location specific products and services (e.g. “coffee machine”, “home loan”). The Company’s Technology provides users with a cost-effective solution to increase their online visibility for both local and national search terms and thereby increase the likelihood that consumers searching online for products and services will find a user’s web page that promotes their business, products or services.

Fundamental to each of the Company’s search solutions are the web pages created through its Technology; each of which are configured for a specific use case. Its web pages contain features that would otherwise require significant manual effort to achieve or the application of additional and more expensive solutions. For instance, in order to achieve superior SERP rankings the Company optimises its web pages to enable search engines to detect and understand the relevant page content based on a specific “Entity”. The Technology also automatically incorporates other contributing factors affecting SERP rankings including page speed, accessibility, security, and unique quality content, for which we are able to effectively leverage generative artificial intelligence (“AI”).

The Company also operates a Publishing division, which includes ownership of the global directory, Hotfrog, and three additional Australian directories, AussieWeb.com.au, PinkPages.com.au and SuperPages.com.au. Combined, these directory assets contain more than 60 million business listings and an email database of approximately 490,000 subscribers.

In March 2024 the Company completed its development to connect business directory listing data supplied by one of its existing partners to programmatically produce individual web pages on a large scale, using business listing content drawn from its business directory database and supplemented with other content sources, including the end user’s Google Business Profile.

The Company intends to expand its online property portfolio to provide a wide range of niche publications (boosted by its Technology) whereby content producers can publish their content to reach a wider audience.

In essence, through its Technology, the Company has created an end-to-end online marketing solution that can syndicate content to multiple publications, some of which are owned by Locafy and some owned by third parties. The Company’s Technology and know-how improves the publication’s search engine rankings leading to increased website traffic (i.e. increased audience). The Company monetises these solutions through a combination of service, subscription and advertising fees which are charged on both a fixed and variable (e.g. value-based pricing) basis.

2. Application of new and revised Accounting Standards

New and revised standards that are effective for these financial statements

Certain new accounting standards and interpretations have been published that are mandatory for 30 June 2024 reporting periods and have not been adopted by the Group. The Group’s assessment of the impact of these new standards do not have a material impact on the entity in the current reporting periods.

Impact of standards issued but not yet applied

At the date of authorization of the financial statements, the Group has not applied the following new and revised Australian Accounting Standards, Interpretations and amendments that have been issued but are not yet effective:

New or revised requirement	Description	Effective
AASB 2020-1	Classification of Liabilities as Current or Non-current	1 January 2024
AASB 2014-10	Sale or Contribution of Assets between an Investor and its Associates or Joint Venture	1 January 2025
IFRS 9 and IFRS 7	Classification and Measurement of Financial Instruments	1 January 2026
AASB 18	Presentation and Disclosure in Financial Statements	1 January 2027
IFRS 19	Subsidiaries without Public Accountability: Disclosures	1 January 2027

The amendments to the individual Standards may be applied early, separately from the amendments to the other Standards, where feasible.

We do not anticipate that the amendments will have a material impact on the Group but may change the disclosure of accounting policies included in the financial statements.

3. Material accounting policies

3.1 General information

The financial statements cover Locafy Limited as a consolidated entity consisting of Locafy Limited and the entities it controlled at the end of, or during, the year. The financial statements are presented in Australian dollars, which is Locafy Limited’s functional and presentation currency.

A description of the nature of the consolidated entity’s operations and its principal activities are included in the directors’ report, which is not part of the financial statements. The financial statements were authorized for issue, in accordance with a resolution of directors, on November 12, 2024.

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

The Consolidated Entity and Company have incurred a net loss after tax of $2,988,469 and experienced net cash outflows from operating activities of $1,112,902 for the year ended 30 June 2024.

As at 30 June 2024, the Consolidated Entity and Company had cash assets of $275,875 and reported current liabilities exceed its current assets by $1,033,667. During July 2024, the Company sold 70,708 ordinary shares for total gross proceeds of US$554,428. Following this capital raise, on a proforma basis as of 1 July 2024, the Consolidated Entity and Company has cash assets of $1,097,689 and current liabilities exceed current assets by $211,853.

The Consolidated Entity and Company’s ability to continue as going concerns and to pay their debts as and when they fall due is dependent on generating additional revenues from its operations, managing all costs in line with management’s forecasts and, if necessary, raising further capital. Management have prepared a cash flow forecast on this basis which indicates that the Consolidated Entity will have sufficient cash flows to meet minimum operating overheads and committed expenditure requirements for the 12 month period from the date of signing the financial report if they are successful in meeting those forecasts.

The Directors believe the Consolidated Entity and Company will continue as a going concern, after consideration of the following factors:

●	regular review of management accounts and cash flow forecast, incorporating expected cash inflows from sales and collection of trade receivables;
●	close management of both its operating costs and corporate overheads;
●	sales pipeline continues to grow and the Company is confident of achieving further sales growth across a number of existing and new reseller customers and different product offerings; and
●	the Company has the ability to raise funds through equity issues, currently up to US$1,549,173, pursuant to an At The Market Offering with H.C. Wainwright & Co., LLC.

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

3.4 Segment Reporting

The Company has two operating segments: publishing and SEO agency. In identifying these operating segments, management generally follows the Company’s service lines representing its main products and services (see Note 7). Each of these operating segments are managed separately as each requires different technologies, marketing approach and other resources.

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

Revenue from operating segments

The Company operates two segments: Publishing and SEO Agency, with the key differentiation being website ownership. Under the Publishing segment are products and services that the Company offers that are related to digital properties (i.e. mastheads) that it owns e.g. business data published on Hotfrog, advertising placed on AussieWeb, articles published on scoop.com.au. In contrast, under the SEO Agency segment are products and services that are applied to digital properties that are owned and operated by third parties

Revenue from products and services

Subscriptions

Revenues from the sale of product licences are recognised during the period in which the subscription is made available to our customers for use. The SaaS and related support revenue (if any) is recognised over time, being the subscription period, as the customer simultaneously receives and consumes the benefit of accessing product licences.

Access to the product licence is not considered distinct from other performance obligations, as access to any product licence alone does not allow the customer to obtain substantially all the benefits of the access, and is therefore accounted for as a single performance obligation.

Advertising

We own and operate a network of more than 60 million web pages. The vast majority of these web pages are related to business directories; however, we are focused on increasing the number of article web pages as the content for these types of web pages a generally more “rich” and therefore more engaging for readers. In situations where a web page is published for free (i.e. non-sponsored content) we may choose to monetize those pages through advertising placements. Advertising revenue is generally derived on a Pay-Per-Impression or similar basis and recognised during the period in which the advertisements are published.

Services

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

The following useful lives are applied:

Class of fixed asset	Amortisation rate
Patents	5%
Trademarks	10%
Databases	16.67%
Websites	20%

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

Asset acquisition – fair value determination

In relation to the acquisition of scoop.com.au, management estimated the fair value of the asset based on the cost of bringing the asset into use.

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

5. Revenue

The following is an analysis of the Group’s revenue for the year from continuing operations. The Group’s revenue disaggregated by primary revenue sources are as follows:

	For the year ended 2024
	Publishing	SEO Agency	Total
Subscriptions	871,705	2,466,774	3,338,479
Advertising	251,368	-	251,368
Services	-	561,241	561,241
Total	1,123,073	3,028,015	4,151,088

	For the year ended 2023
	Publishing	SEO Agency	Total
Subscriptions	871,502	4,020,241	4,891,743
Advertising	314,591	933	315,524
Services	-	169,426	169,426
Total	1,186,093	4,190,600	5,376,693

	For the year ended 2022
	Publishing	SEO Agency	Total
Subscriptions	649,937	3,169,094	3,819,031
Advertising	314,513	2,200	316,713
Services	-	86,945	86,945
Total	964,450	3,258,239	4,222,689

The Group’s revenue disaggregated by primary geographical markets is as follows:

	For the year ended 2024
	Publishing	SEO Agency	Total
Australia	1,936	1,440,660	1,442,596
North America	938,145	1,490,225	2,428,370
Other	182,992	97,130	280,122
Total	1,123,073	3,028,015	4,151,088

	For the year ended 2023
	Publishing	SEO Agency	Total
Australia	-	2,139,865	2,139,865
North America	971,110	1,794,698	2,765,808
Other	214,983	256,037	471,020
Total	1,186,093	4,190,600	5,376,693

	For the year ended 2022
	Publishing	SEO Agency	Total
Australia	-	1,885,732	1,885,732
North America	508,507	895,958	1,404,465
Other	455,943	476,549	932,492
Total	964,450	3,258,239	4,222,689

The Group’s revenue disaggregated by pattern of revenue recognition is as follows:

	For the year ended 2024
	Publishing	SEO Agency	Total
Services transferred at a point in time	251,368	561,241	812,609
Services transferred over time	871,705	2,466,774	3,338,479
Total	1,123,073	3,028,015	4,151,088

	For the year ended 2023
	Publishing	SEO Agency	Total
Services transferred at a point in time	314,591	170,360	484,951
Services transferred over time	871,502	4,020,240	4,891,742
Total	1,186,093	4,190,600	5,376,693

	For the year ended 2022
	Publishing	SEO Agency	Total
Services transferred at a point in time	314,513	89,144	403,657
Services transferred over time	649,937	3,169,095	3,819,032
Total	964,450	3,258,239	4,222,689

6. Other Income

		Consolidated Group
	Notes	2024 A$	2023 A$	2022 A$
Research and development tax incentive		-	503,118	757,609
Export market development grant		43,200	66,600	45,433
Foreign exchange gain		-	141,285	495,457
Gain on liability extinguishment		18,160	282,490	-
Total other income		61,360	993,493	1,298,499

7. Segment Reporting

Management currently identifies two operating segments (see Note 3.4). Management monitors the performance of these operating segments as well as deciding on the allocation of resources to them. Segmental performance is monitored using adjusted segment operating results.

	For the year ended 2024
	Publishing	SEO Agency	Total
Revenue
From external customers	1,123,073	3,028,015	4,151,088
Segment revenue	1,123,073	3,028,015	4,151,088

Technology expense	(108,413)	(29,851)	(138,264)
Employee benefit expense	(192,894)	(506,317)	(699,211)
Occupancy expense	-	(924)	(924)
Marketing expense	(4,029)	(93,950)	(97,979)
Consultancy expense	-	(6,057)	(6,057)
Depreciation and amortisation	(41,180)	(248,196)	(289,376)
Other expenses	(4,920)	-	(4,920)
Impairment of financial assets	(1,620)	(270,616)	(272,236)

Segment operating profit	770,017	1,872,104	2,642,121
Segment assets	402,138	1,085,174	1,487,312
Segment liabilities	(130,783)	(354,273)	(485,056)

	For the year ended 2023
	Publishing	SEO Agency	Total
Revenue
From external customers	1,185,384	4,191,309	5,376,693
Segment revenue	1,185,384	4,191,309	5,376,693

Technology expense	(92,295)	(18,342)	(110,637)
Employee benefit expense	(111,538)	(658,163)	(769,701)
Occupancy expense	(1,573)	(2,225)	(3,798)
Marketing expense	(6,971)	(96,010)	(102,981)
Consultancy expense	-	(413)	(413)
Depreciation and amortisation	(255,848)	(245,404)	(501,252)
Other expenses	(2,358)	(40,565)	(42,923)
Impairment of financial assets	(10,958)	(284,305)	(295,263)

Segment operating profit/(loss)	703,843	2,845,882	3,549,725
Segment assets	171,697	1,340,173	1,511,870
Segment liabilities	(96,766)	(429,995)	(526,761)

	For the year ended 2022
	Publishing	SEO Agency	Total
Revenue
From external customers	964,450	3,258,239	4,222,689
Segment revenue	964,450	3,258,239	4,222,689

Technology expense	(77,974)	(13,724)	(91,698)
Employee benefit expense	(211,891)	(1,303,080)	(1,514,971)
Occupancy expense	(3,069)	(3,503)	(6,572)
Marketing expense	(31,210)	(2,048)	(33,258)
Consultancy expense	(364)	(245)	(609)
Depreciation and amortisation	(256,021)	(197,884)	(453,905)
Other expenses	758	(21,342)	(20,584)
Impairment of financial assets	(16,853)	(359,753)	(376,606)

Segment operating profit/(loss)	367,826	1,356,660	1,724,486
Segment assets	589,390	1,452,228	2,041,618
Segment liabilities	(108,326)	(456,119)	(564,445)

The totals presented for the Group’s operating segments reconcile to the key financial figures as presented in its financial statements as follows:

	Consolidated Group
	2024 A$	2023 A$	2022 A$
Revenue
Total reportable segment revenue	4,151,088	5,376,693	4,222,689
Segment operating profit	2,642,121	3,549,725	1,724,486
Other income not allocated	61,360	423,775	495,457
Research and development incentives	-	569,718	803,042
Technology expenses not allocated	(752,514)	(1,608,337)	(1,713,734)
Employee benefits expenses not allocated	(2,539,357)	(4,497,545)	(2,896,954)
Occupancy expenses not allocated	(100,491)	(109,774)	(59,793)
Marketing expenses not allocated	(89,067)	(215,511)	(380,754)
Consultancy expenses not allocated	(847,793)	(874,225)	(1,690,935)
Depreciation and amortisation not allocated	(1,184,623)	(853,917)	(398,456)
Other expenses not allocated	(63,906)	(170,128)	(224,496)
Group operating loss	(2,874,270)	(3,786,219)	(4,342,137)
Finance costs	(114,199)	(105,367)	(748,190)
Group loss before tax	(2,988,469)	(3,891,586)	(5,090,327)

	Consolidated Group
	2024 A$	2023 A$
Assets
Total reportable segment assets	1,487,312	1,511,870
Cash and cash equivalents	275,875	3,174,700
R&D tax incentive and other rebates	-	554,901
Deposits and prepayments	294,355	231,660
Fixed assets	196,929	380,018
Right of use assets	280,810	314,596
Capitalised development costs	3,474,451	2,780,538
Other assets	147,767	286,598
Group assets	6,157,499	9,234,881
Liabilities
Total reportable segment liabilities	(485,056)	(526,761)
Trade and other payables	(1,093,564)	(1,829,301)
Borrowings	(271,600)	(301,600)
Provisions	(197,722)	(118,112)
Accrued expenses	(465,249)	(1,051,406)
Lease liabilities	(332,578)	(417,744)
Group liabilities	(2,845,769)	(4,244,924)

8. Other expenses and financial costs

	Consolidated Group
	2024 A$	2023 A$	2022 A$
Other expenses
Travel & related expenses	(17,093)	(141,196)	(118,292)
Insurance expenses	(46,665)	(45,083)	(68,167)
Business expenses	(1,583)	(26,772)	(24,204)
Foreign exchange loss	(3,485)	-	(34,416)
Total other expenses	(68,826)	(213,051)	(245,079)

Finance costs
Implied interest expense related to convertible notes		-	(666,534)
Interest expense	(78,461)	(41,389)	(68,271)
Bank charges	(4,913)	(4,322)	(9,182)
Merchant facility fees	(30,825)	(59,656)	(4,203)
Total finance costs	(114,199)	(105,367)	(748,190)

9. Tax expense

(a) Tax expense

The major component of tax expense and the reconciliation of the expected tax expense based on the domestic effective tax rate of Locafy Limited as 25% (2023: 25%) and the reported tax expense in profit and loss are as follows:

	Consolidated Group
	2024 A$	2023 A$	2022 A$
Loss before income tax	(2,988,469)	(3,891,586)	(5,090,327)
Domestic tax rate	25%	25%	25%
Expected tax expense/(benefit)	(747,117)	(972,897)	(1,272,582)
Adjustment for tax-exempt income:
-Decline in value of depreciating assets	(368,500)	(315,773)	(221,095)
-R&D tax incentive	-	(125,780)	(189,402)
-Other deductible expenses	(374,865)	(301,604)	(230,118)
Adjustment for non-deductible expenses:
-R&D expenses	-	-	200,909
-Other non-deductible expenses	672,519	680,462	937,491
Income tax expense/(benefit)	-	-	-
Movement in unrecognized deferred tax	817,963	1,035,591	774,797

(b) Deferred tax assets and liabilities

As at 30 June 2024, the Company had accumulated tax losses totaling A$34,963,660 (2023: A$31,508,456). A deferred tax asset in relation to the tax value of losses carried forward has not been recognised in the accounts as, presently, the Company does not expect to be in a position to utilise these losses in the foreseeable future.

10. Trade and other receivables

Trade and other receivables consist of the following:

	Consolidated Group
	2024 A$	2023 A$
Trade receivables, gross	922,392	917,411
Allowance for credit losses	(407,887)	(360,777)
Trade receivables	514,505	556,634

R&D tax incentive	-	524,901
Goods and services taxes	110,617	132,114
Services contracts	279,442	74,864
Other receivables	390,059	731,879
Trade and other receivables	904,564	1,288,513

The closing balance of the trade receivables loss allowance as at 30 June 2024 reconciles with the trade receivables loss allowance opening balance as follows:

Opening loss allowance as at 1 July 2022	369,844
Loss allowance recognised during the year	267,610
Loss allowance used during the year	(276,677)
Loss allowance as at 30 June 2023	360,777
Loss allowance recognised during the year	386,127
Loss allowance used during the year	(339,017)
Loss allowance as at 30 June 2024	407,887

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

The current impairment provision applies the IFRS 9 expected loss model.

11. Other assets

	Consolidated Group
	2024 A$	2023 A$
Current
Prepayments	264,413	161,718
Deposits	29,942	69,942
Advances	-	125,122
	294,355	356,782

12. Subsidiaries

Name of subsidiary	Principal activity	Place of incorporation and operation	Proportion of ownership interest and voting power held by the Group
			2024	2023
Moboom USA Inc	Dormant	USA	100%	100%

13. Property, plant & equipment

	Leasehold improvements	IT equipment	Other equipment	Total
Gross carrying amount
Balance 1 July 2022	250,211	78,810	153,876	482,897
Additions	90,450	1,493	677	92,620
Disposals	-	-	-	-
Balance as at 30 June 2023	340,661	80,303	154,553	575,517

Depreciation and Impairment
Balance 1 July 2022	(17,680)	(15,078)	(54,140)	(86,898)
Disposals	-	-	-	-
Depreciation	(61,665)	(19,198)	(27,738)	(108,601)
Balance as at 30 June 2023	(79,345)	(34,276)	(81,878)	(195,499)

Carrying amount 30 June 2023	261,316	46,027	72,675	380,018

	Leasehold improvements	IT equipment	Other equipment	Total
Gross carrying amount
Balance 1 July 2023	340,661	80,303	154,553	575,517

Additions	-	-	-	-
Disposals	(90,450)	-	-	(90,450)
Balance as at 30 June 2024	250,211	80,303	154,553	485,067

Depreciation and Impairment
Balance 1 July 2023	(79,345)	(34,276)	(81,878)	(195,499)
Disposals	32,160	-	-	32,160
Depreciation	(77,762)	(19,244)	(27,793)	(124,799)
Balance as at 30 June 2024	(124,947)	(53,520)	(109,671)	(288,138)

Carrying amount 30 June 2024	125,264	26,783	44,882	196,929

14. Right of use assets and lease liabilities

Right of use assets

Buildings A$
Gross carrying amount
Balance as at 1 July 2023	460,385
Additions	90,450
Disposals	-
Balance as at 30 June 2024	550,835

Amortisation and impairment
Balance as at 1 July 2023	(145,789)
Additions	(32,160)
Amortisation	(92,076)
Balance as at 30 June 2024	(270,025)

Carrying amount as at 30 June 2024	280,810

Lease liabilities

Lease liabilities are presented in the consolidated statement of financial position as follows:

	Consolidated Group
	2024 A$	2023 A$
Current	128,669	85,165
Non-current	203,909	332,578
	332,578	417,743

The Company has a lease for office space. This lease is reflected in the consolidated financial statement of financial position as a right-of-use asset and a lease liability. For the lease over the office space, the Company must keep this property in a good state of repair and return the property in their original condition at the end of lease.

Right-of-use asset	No. of right-of-use assets leased	Range of remaining term	Average remaining lease term	No. of leases with extension options	No. of leases with options to purchase	No. of leases with variable payments linked to an index	No. of leases with termination options
Office	1	2-3 years	2 years	-	-	-	-

The lease liabilities are secured by the related underlying right of use assets. Future minimum lease payments at 30 June 2024 were as follows:

	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Total
Lease payments	149,251	151,716	63,916		-	364,883
Finance charges	(20,582)	(10,542)	(1,181)		-	(32,305)
Net present value	128,669	141,174	62,735		-	332,578

15. Intangible assets

		Consolidated Group
	Note	2024 A$	2023 A$
Carrying amounts of:
Databases		659,882	895,057
Websites		58,500	-
Trademarks		12,133	29,314
Patents		-	15,363
Capitalised development costs		3,474,451	2,780,538
		4,204,966	3,720,272

Databases
Opening balance	895,057	1,238,787
Additions	53,420	211,026
Disposals	-	(54,285)
Amortisation expense	(288,595)	(500,471)
Carrying amount for databases	659,882	895,057

Websites
Opening balance		-	-
Additions	(a)	58,500	-
Disposals		-	-
Amortisation expense		-	-
Carrying amount for patents		58,500	-

Patents
Opening balance	29,314	31,979
Additions	-	-
Disposals	(29,314)	-
Amortisation expense		(2,665)
Carrying amount for patents	-	29,314

Trademarks
Opening balance	15,363	18,593
Additions	-	-
Disposals	-	-
Amortisation expense	(3,230)	(3,230)
Carrying amount for trademarks	12,133	15,363

Capitalised development costs
Opening balance		2,780,538	945,820
Additions	(b)	1,629,897	2,482,843
Disposals		-	-
Amortisation expense		(935,984)	(648,125)
Carrying amount for trademarks		3,474,451	2,780,538

(a)

On 19 February 2024, the Company entered into an agreement with Localista to acquire the digital assets of scoop.com.au. The Company acquired the asset to bolster its existing portfolio of online directory assets (which includes Hotfrog, AussieWeb and PinkPages) and to further its R&D and commercial efforts. The scoop.com.au domain name is a well-recognised brand in the travel, lifestyle and entertainment niche and at the time of acquisition, the domain name had a Moz Domain Authority score of 36, approximately 48,000 backlinks (including approximately 5,000 Wikipedia backlinks) and ranked for over 157,000 relevant organic keywords (according to Semrush). Contemporaneously, the Company entered into a separate agreement with Localista to provide SEO consulting services to Localista. The SEO consulting services related to the upgrade of the entire website structure of an online property owned by Localista comprising in excess of 700,000 individual listing pages. The services were completed over a 3 month period ending in June 2024.

Due to the nature of the transaction, the scoop.com.au asset was required to be assessed on a fair value basis, being $58,500. Accordingly, revenue from the SEO consulting services provided to Localista was also recognized as $58,500. The performance obligation was satisfied at the point in time when control of the services was transferred to Localista and the timing of revenue recognition was based on the transfer of control of services to Localista.

Significant judgements were made in determining the fair value of the asset and the services.

(b)	During the year ended 30 June 2024, the Company has capitalised a significant portion of its expenditure relating to the development of, amongst other things: Entity-based SEO technologies, upgrades to the technology Platform culminating in the release of version 3.0 (including enhanced metrics and reporting, Site Builder enhancements, expanded theme library, Campaign Manager enhancements, migration to Google Analytics 4 and keyword validation), performance-based pricing model, further development of the Locafy API to support the ingestion of data to produce web pages at scale and our Article Accelerator product. The Company is commercialising this developed technology and accordingly, the development expense will be amortized over future periods.

16. Trade and other payables

Trade and other payables consist of the following:

		Consolidated Group
	Note	2024 A$	2023 A$
Trade payables		509,781	773,917
Sundry payables		580,274	1,280,210
Deferred consideration	(a)	162,448	453,446
		1,252,503	2,507,573

(a)	Relates to the balance of consideration due from the acquisition of further technologies from Jimmy Kelley Digital.

All amounts are short term. The carrying values of trade payables is considered to be a reasonable approximation of fair value.

17. Borrowings

Borrowings include the following financial liabilities:

		Consolidated Group
	Note	2024 A$	2023 A$
ASX convertible notes	(a)	271,600	301,600
		271,600	301,600

Balance at the beginning of the period		301,600	308,100
Repayment of borrowings		(30,000)	(6,500)
Balance at the end of the period		271,600	301,600

(a)	The Company has on issue unsecured convertible notes totaling A$271,600, including accrued interest. These notes have matured, have a fixed repayment amount and are not accruing further interest. These notes automatically convert to equity upon an ASX listing, however, due to the Company now being listed on Nasdaq the Company is unlikely to pursue an ASX listing, in which case the notes can only be redeemed in cash at their face value plus interest. All convertible notes are due and payable as at reporting date.

18. Provisions

	Consolidated Group
	2024 A$	2023 A$
Employee benefits
Current	211,300	214,465
Non-current	42,949	48,271
	254,249	262,736
Other provisions
Non-current	90,450	90,450
	90,450	90,450

The provision for employee benefits represents accrued annual leave and vested together with vested and unvested long service leave entitlements. Other provisions relate to an allowance for make good office lease obligations.

19. Accrued expenses

	Consolidated Group
	2024 A$	2023 A$
Current
Accrued expenses	465,249	458,057
Salaries payable	31,500	54,554
	496,749	512,611

Prior year amounts relating to lease make-good costs ($90,450) have been reclassified to Provisions for consistency with the current year presentation. This reclassification had no effect on the reported results of operations.

20. Contract liabilities

Contract liabilities consist of the following:

	Consolidated Group
	2024 A$	2023 A$
Deferred subscription revenue	144,823	149,865
Advances for website builds	2,817	2,346
	147,640	152,211

Current	147,640	151,475
Non-current	-	736

21. Share capital

The share capital of Locafy Limited consists only of fully paid ordinary shares. All shares are equally eligible to receive dividends and the repayment of capital and represent one vote at shareholders’ meeting of the Company.

	Note	2024 Number of Shares	2024 Share Capital A$	2023 Number of Shares	2023 Share Capital A$	2022 Number of Shares	2022 Share A$
Balance at 1 July		1,276,248	47,930,486	20,528,803	45,038,037	18,598,414	35,505,073

Share issue, Nasdaq initial public offering		-	-	-	-	1,454,546	7,973,486
Issue on conversion of convertible notes		-	-	-	-	475,843	2,542,812
Reduction of ordinary shares due to Reverse Share Split		-	-	(19,497,565)	-	-	-
Share issue, At the Market Offering	(a)	105,937	769,936	245,010	3,295,822	-	-
Balance at 30 June		1,382,185	48,700,422	1,276,248	48,333,859	20,528,803	46,021,371

Share issue costs		-	(111,534)	-	(403,373)	-	(983,334)
Net share capital balance		1,382,185	48,588,888	1,276,248	47,930,486	20,528,803	45,038,037

(a)	On 18 May 2023, the Company entered into an At The Market Offering Agreement (“Sales Agreement”) with H.C. Wainwright & Co., LLC, relating to the sale of our ordinary shares. During the financial year ended 30 June 2024, the Company sold 105,937 ordinary shares for total gross proceeds of US$506,220 (equivalent to $769,936) under the Sales Agreement, pursuant to the prospectus supplement dated 21 July 2023 forming a part of the registration statement on Form F-3 (File No. 333-272066), as amended, filed with the Securities and Exchange Commission which became effective on 1 June 2023.

22. Reserves

		Consolidated Group
	Notes	2024 A$	2023 A$	2022 A$
Foreign currency translation reserve	(a)
Opening balance at 1 July		120,770	143,780	192,233
Exchange differences arising from foreign operations		3,023	(23,010)	(48,453)
Closing balance at 30 June		123,793	120,770	143,780

Share option reserve	(b)
Opening balance at 1 July		2,284,163	5,021,974	3,603,916
Equity-settled employee benefits		2,438,604	1,774,645	3,758,700
Equity-settled supplier payments		-	146,236	899,992
Warrants		363,282	363,282	363,282
Closing balance at 30 June		2,801,886	2,284,163	5,021,974

Convertible note reserve
Opening balance at 1 July		-	140,721	-
Convertible notes issued		-	-	140,721
Transfer to retained earnings on historical conversion of notes		-	(140,721)	-
Closing balance at 30 June		-	-	140,721

Total reserves		2,925,679	2,404,933	5,306,475

(a)	Foreign currency translation reserve

Exchange differences relating to the translation of the results and net assets of the Group’s foreign operations from their functional currencies to the Group’s presentation currency (ie Australian dollars) are recognised directly in other comprehensive income and accumulated in the foreign currency translation reserve.

(b)	Share option reserve

In relation to the Performance Rights the Company has issued (refer to Note 30).

23. Accumulated losses

	Consolidated Group
	2024 A$	2023 A$	2022 A$
Balance at beginning of year	(45,345,462)	(45,227,027)	(40,136,700)
Transfers from reserve accounts	131,094	3,773,151	-
Profit attributable to owners of the Company	(2,988,469)	(3,891,586)	(5,090,327)
Balance at end of year	(48,202,837)	(45,345,462)	(45,227,027)

24. Reconciliation of profit for the year to net cash flows from operating activities

	Consolidated Group
	2024 A$	2023 A$
Loss for the year	(2,988,469)	(3,891,586)

Non-cash items in operating profit
Depreciation of property, plant and equipment	124,799	108,602
Amortisation of right of use assets	92,076	92,077
Amortisation of intangible assets	1,227,809	1,154,492
Acquisition of intangible assets	(53,420)	-
Disposal of intangible assets	29,314	-
Share based payments	408,738	304,345
R&D tax incentive and other rebates expected	(36,600)	(533,119)
Foreign exchange loss	3,485	(141,284)
Expected credit losses	272,236	295,263
Gain on liability extinguishment	-	(282,489)
Operating cash flows before movements in working capital	2,068,437	997,887

Movements in working capital
(Increase)/decrease in trade and other receivables	(22,875)	(780,321)
(Increase)/decrease in prepayments and deposits	135,117	(126,688)
Increase/(decrease) in trade and other payables	(356,194)	1,392,829
Increase/(decrease) in provisions and accruals	55,653	132,039
Increase/(decrease) in deferred revenue	(4,571)	14,869
Cash generated from operations	(192,870)	632,728
Net cash generated by operating activities	(1,112,902)	(2,260,971)

25. Earnings per share

Both basic and diluted earnings per share have been calculating the profit attributable to shareholders of the parent company (Locafy Limited) as the numerator, i.e. no adjustments to profit were necessary in 2024 or 2023.

	Consolidated Group
	2024	2023
Weighted average number of shares used in basic earnings per share	1,299,299	1,053,920
Weighted average number of shares used in diluted earnings per share	1,299,299	1,053,920

During July 2024, the Company sold a further 70,708 ordinary shares pursuant to an At The Market Offering Agreement with H.C. Wainwright & Co., LLC. See Note 32.

26. Contingent liabilities

There were no contingent liabilities in both 2024 and 2023.

27. Fair value of financial instruments

The Company’s financial instruments comprise the following:

		Consolidated Group
	Notes	2024 A$	2023 A$
Cash and cash equivalents		275,875	3,174,700
Trade and other receivables	(a)	904,564	1,288,513
Term deposits with financial institutions	(b)	29,942	69,942
Trade and other payables	(a)	(1,252,503)	(2,507,573)
Lease liabilities		(332,578)	(417,743)
Borrowings	(c)	(271,600)	(301,600)
		(646,300)	1,306,239

(a)	The fair values are a close approximation of the carrying amounts for trade and other receivables and payables on account of the short term maturity cycle.
(b)	The fair values are a close approximation of the carrying amounts for term deposits as these deposits are interest bearing and are rolled over at short maturity.
(c)	Borrowings relate to ASX convertible notes (refer to Note 17).

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

Foreign currency denominated financial assets and liabilities which expose the Company to currency risk are disclosed below.

	USD	Other
30 June 2024
Financial assets	427,693	782,688
Financial liabilities	(238,990)	(1,617,691)
Total exposure	188,703	(835,003)

30 June 2023
Financial assets	3,013,159	1,519,966
Financial liabilities	(980,270)	(2,246,647)
Total exposure	2,032,889	(726,681)

The following table illustrates the sensitivity of profit and equity in relation to the Company’s financial assets and financial liabilities and the AUD:USD exchange rate “all other things being equal”. It assumes a +/- 10% change of the AUD:USD exchange rate for the year ended 30 June 2024 (2023: 10%). The percentages have been determined based on the average market volatility in exchange rates in the previous twelve months. The sensitivity analysis is based on the Company’s foreign currency financial instruments held at each reporting date.

If the AUD had strengthened against the USD by 10% (2023: 10%) then this would have had the following impact:

Profit and equity for the year	A$
30 June 2024	(850,400)
30 June 2023	(952,682)

If the AUD had weakened against the USD by 10% (2022: 10%) then this would have had the following impact:

Profit and equity for the year	A$
30 June 2024	(814,006)
30 June 2023	(478,018)

The higher foreign currency exchange rate sensitivity in profit in 2024 compared with 2023 is attributable to an increase in USD denominated cash and trade receivables.

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

At the reporting date, the interest rate risk profile of the consolidated entity’s interest-bearing financial instruments was as follows:

		Fixed Interest maturing in:					Weighted
2024	Floating interest rate	1 year or less	Over 1 to 5 years	More than 5 years	Non-Interest bearing	Total	average interest rate
Financial assets
Cash and cash equivalents	-	40,000	-	-	235,875	275,875	1.13%
Trade and other receivables	-	-	-	-	904,564	904,564
Term deposits	-	29,942	-	-	-	29,942	4.33%
	-	69,942	-	-	1,140,439	1,210,381
Financial liabilities
Trade and other payables	-	-	-	-	1,252,503	1,252,503
Lease liabilities	-	-	-	-	332,578	332,578
Borrowings	-	-	-	-	271,600	271,600
	-	-	-	-	1,856,681	1,856,681

		Fixed Interest maturing in:					Weighted
2023	Floating interest rate	1 year or less	Over 1 to 5 years	More than 5 years	Non-Interest bearing	Total	average interest rate
Financial assets
Cash and cash equivalents	-	-	-	-	3,174,700	3,174,700
Trade and other receivables	-	-	-	-	1,288,513	1,288,513
Term deposits	-	69,942	-	-	-	69,942	1.04%
	-	69,942	-	-	4,463,213	4,533,155
Financial liabilities
Trade and other payables	-	-	-	-	2,507,573	2,507,573
Lease liabilities	-	-	-	-	417,744	417,744
Borrowings	-	-	-	-	301,600	301,600
	-	-	-	-	3,226,917	3,226,917

The following table illustrates the sensitivity of profit and equity in relation to the Company’s financial assets and financial liabilities and interest rate movements “all other things being equal”. It assumes a +/- 1% change in interest rates for the year ended 30 June 2024 (2023: 1%).

If interest rates had increased by 1% then this would have had the following impact:

Profit and equity for the year	A$
30 June 2024	2,449
30 June 2023	1,426

If interest rates had decreased by 1% then this would have had the following impact:

Profit and equity for the year	A$
30 June 2024	1,050
30 June 2023	27

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

In measuring expected credit losses, the trade receivables have been assessed on a collective basis as they possess shared credit risk characteristics. They have been grouped broadly based on advertising, reseller partners and direct to end user customer categories.

The expected loss rates are based on the payment profile for sales over the past 12 months before 30 June 2024. The historical rates are adjusted to reflect current and forward looking macroeconomic factors affecting the customer’s ability to settle the amount outstanding. The Company has identified interest rates to be the most relevant factor and accordingly adjusts historical loss rates for expected changes in this factor. However, given the short period of credit risk exposure, the impact of this macroeconomic factor has not been considered significant within the reporting period.

Trade receivables are written off (i.e derecognised) when there is no reasonable expectation of recovery. Failure to make payments within 180 days from the invoice due date and failure to engage with the Company on alternative payment arrangements amongst others are considered indicators of no reasonable expectation of recovery.

On the above basis, the expected credit loss for trade receivables as at 30 June 2024 was A$407,887 (2023: $360,777).

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

The contractual maturity analysis of the Company’s financial instruments is noted below:

30 June 2024	3 months or less A$	Over 3 to 12 months A$	Total A$
Financial assets:
Cash and cash equivalents	275,875	-	275,875
Trade and other receivables	904,564	-	904,564
Term deposits	-	29,942	29,942
	1,180,439	29,942	1,210,381
Financial liabilities:
Trade and other payables	(1,267,496)	-	(1,267,496)
Lease liabilities	(31,234)	(301,344)	(332,578)
Borrowings	(271,600)	-	(271,600)
	(1,570,330)	(301,344)	(1,871,674)

30 June 2023	3 months or less A$	Over 3 to 12 months A$	Total A$
Financial assets:
Cash and cash equivalents	3,174,700	-	3,174,700
Trade and other receivables	1,288,513	-	1,288,513
Term deposits	-	69,942	69,942
	4,463,213	69,942	4,533,155
Financial liabilities:
Trade and other payables	(2,507,573)	-	(2,507,573)
Lease liabilities	(11,177)	(406,567)	(417,744)
Borrowings	(301,600)	-	(301,600)
	(2,820,350)	(406,567)	(3,226,917)

29. Capital management policies

The Company’s capital management objectives are:

●	To ensure the Company’s ability to continue as a going concern; and
●	To provide an adequate return to shareholders by pricing products and services in a way that reflects the level of risk involved in providing those goods and services.

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

As at 30 June 2024, the tranche 2 and 3 vesting conditions have not been met and have therefore expired. With respect to tranche 1, the Company is yet to make a final determination as to the amount of performance rights that may be exercised, if any.

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

The value of the Performance Rights within the Reserve at 30 June 2024 was $2,766,712 (2022: $2,203,370). The expense recognised for employee services received during the year was $426,899 (2023: $460,603).

Movements in Performance Rights during the year

	2024	2023
Tranche 1
Balance at beginning of year	121,116	82,686
Granted during the year	17,832	42,493
Forfeited during the year	(1,310)	(4,063)
Exercised during the year	-	-
Expired during the year	-	-
Balance at end of year	137,638	121,116

	2024	2023
Tranche 2
Balance at beginning of year	16,799	17,200
Granted during the year	-	5,900
Forfeited during the year	(2,717)	(6,301)
Exercised during the year	-	-
Expired during the year	(14,082)	-
Balance at end of year	-	16,799

	2024	2023
Tranche 3
Balance at beginning of year	28,793	28,680
Granted during the year	-	10,628
Forfeited during the year	(4,524)	(10,515)
Exercised during the year	-	-
Expired during the year	(24,269)	-
Balance at end of year	-	28,793

The grants during the period ended 30 June 2024 related to the conversion of debts to Performance Rights. The estimated fair value of each Performance Right granted is $9.45, which is equal to the share price at the date of the grant converted into equivalent Australian Dollars at that date.

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

Directors’ remuneration

	Short term			Post-employment	Other long term	Share-based payments
	Salary & fees	Cash bonus & non-monetary benefits	Annual leave accrual(1)	Super- annuation	Long service leave accrual(2)	Shares	Performance Rights(3)	Total
Total directors	636,495	263,367	6,287	38,500	4,782	53,333	389,429	1,392,193

(1)	Represents accounting adjustments for accrued annual leave.

(2)	In accordance with AASB 119 Employee benefits, long service leave is classified as other long-term employee benefits.

(3)	The fair value of the performance rights is calculated in accordance with IFRS 2 Share-based Payments for non-market performance conditions. The value disclosed is the portion of the grant-date fair value of the performance rights recognised as an expense in each reporting period.

In 2024, a director assigned their employment agreement to a company controlled by that director. There was otherwise no change to the director’s compensation under his employment agreement.

Performance Rights held by Directors

The movement during the reporting period of Performance Rights over ordinary shares in Locafy Limited held, directly, indirectly or beneficially by directors, including their related parties, is as follows:

	Held at July 1, 2023	Granted as compensation (1)	Exercised	Lapsed	Forfeited	Other changes	Held at June 30, 2024	Vested during the year	Vested and exercise-able at June 30, 2024
Total Directors	121,078	17,832	-	(20,000)	-	-	118,910	-	-

(1)	In order to preserve cash and to reduce debt, the directors agreed to apply unpaid compensation entitlements as at 31 October 2023 towards acquiring performance rights. The number of Performance Rights issued was based upon a price of US$6.65 per Performance Right; which was calculated by applying the 30-day volume weighted average price per Locafy share ended 31 October 2023 and a AUD:USD exchange rate of $0.6350; being the 30-day average rate ended 31 October 2023 (published by the Reserve Bank of Australia). A total of 17,832 Performance Rights were issued.

Shares held by Directors

The movement during the reporting period in the number of ordinary shares in Locafy Limited held, directly, indirectly or beneficially, by directors, including their related parties, is as follows:

	Held at July 1, 2023	Received on exercise of Performance Rights	Other changes (1)	Held at June 30, 2024
Total Directors	286,328	-	(22,824)	263,504

(1)	Other changes represent shares that were purchased or sold during the year, together with changes due to movements in director appointments made during the year.

32. Events after the reporting date

●	During July 2024, the Company sold 70,708 ordinary shares for total gross proceeds of US$554,428 pursuant to the At The Market Offering Agreement with H.C. Wainwright & Co., LLC and pursuant to the prospectus supplement dated 21 July 2023 forming a part of the registration statement on Form F-3 (File No. 333-272066), as amended, filed with the Securities and Exchange Commission which became effective on 1 June 2023.

33. Authorisation of financial statements

The consolidated financial statements for the year ended 30 June 2024 (including comparatives) were approved by the board of directors on 12 November 2024.

/s/ Gavin Burnett	/s/ Melvin Tan
Gavin Burnett	Melvin Tan
Chief Executive Officer	Chief Financial Officer

