Form 20-F/A
period 2024-06-30
Locafy Ltd
filed 2024-11-18
CIK 1875547

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

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

TABLE OF CONTENTS

PART III
ITEM 18.	FINANCIAL STATEMENTS
ITEM 19.	EXHIBITS	4
SIGNATURES		6

2

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Amendment”) amends the Annual Report on Form 20-F of Locafy Limited for the fiscal year ended June 30, 2024, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on November 12, 2024 (the “Form 20-F”). The sole purpose of this Amendment is to amend and restate the report (the “Report”) of the Company’s independent registered public accounting firm (“Grant Thornton”) in its entirety included in the Form 20-F as the incorrect Report was inadvertently included in the Form 20-F.

In accordance with applicable SEC rules and as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, Item 19 of this Amendment reflects a new consent of Grant Thornton and currently dated certifications from the Company’s Chief Executive Officer and Chief Financial Officer.

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

3

ITEM 18.	Financial Statements

See our financial statements beginning on page F-1, which are filed as part of this Annual Report and incorporated herein by reference.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1	Constitution of Locafy Limited, as currently in effect (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

2.1	Description of Securities (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F, filed with the SEC on October 11, 2023.

2.2	Constitution of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

2.3	Form of Deed Poll Constituting Convertible Loan Notes (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

2.4	Form of Representative’s Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

2.5	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

2.6	Form of Convertible Note Deed (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

2.7	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

2.8	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

4.1#	Executive Agreement, dated January 1, 2020, by and among Locafy Limited (f/k/a Moboom Limited) and Gavin Burnett (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

4.2#	Company Performance Rights Plan (as of July 16, 2021) (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

4.3	Form of Deed of Access, Insurance and Indemnity (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

4

4.4	Lease Agreement, by and between Landville Pty Ltd and Victor Vlahos as trustee for the Victor Vlahos Family trust and Locafy Limited (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

4.5#	Executive Agreement, dated January 1, 2020, by and among Locafy Limited (f/k/a Moboom Limited) and Melvin Tan (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

4.6	Form of Warrant Agency Agreement, by and between Computershare Inc. and Computershare Trust Company, N.A., and Locafy Limited (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

4.7	At The Market Offering Agreement, dated May 18, 2023, by and between Locafy Limited and H.C. Wainwright & Co., LLC (incorporated by reference to Exhibit 1.2 to the Company’s Registration Statement on Form F-3, filed with the SEC on May 19, 2023).

8.1	List of subsidiaries (incorporated by reference to Exhibit 21.1 to the Company’s Registration on Form F-1/A, filed with the SEC on March 7, 2022).

11.1***	Insider Trading Policy of Locafy Limited

12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).

12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).

13.1**	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Grant Thornton Audit Pty Ltd, an Independent Registered Public Accounting Firm.

97.1***	Compensation Recovery Policy of Locafy Limited

101.INS*	Inline XBRL Instant Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBLR Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase

104*	Cover Page Interactive Data File – (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith.

** Furnished herewith.

*** Previously filed.

# Indicates management contract or compensatory plan.

Certain schedules and/or exhibits have been omitted in accordance with the instructions to Item 19 of Form 20-F. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the SEC or its staff upon request.

5

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Locafy Limited

November 18, 2024	By:	/s/ Gavin Burnett
	Name:	Gavin Burnett
	Title:	Chief Executive Officer

6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Locafy Limited

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of Locafy Limited and subsidiaries (the “Company”) as of June 30, 2024 and 2023, the related consolidated statements of profit and loss and other comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended June 30, 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3.2 to the financial statements, the Company incurred a net loss of $2,988,469 and experienced net cash outflows from operating activities of $1,112,902 during the year ended June 30, 2024. These conditions, along with other matters as set forth in Note 3.2, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3.2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

