Form 20-F/A
period 2024-06-30
Locafy Ltd
filed 2025-08-22
CIK 1875547

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

We are filing this comprehensive Annual Report on Form 20-F for the fiscal year ended June 30, 2024 (“Comprehensive Form 20-F”). In filing this Comprehensive Form 20-F, we are restating our previously issued audited Consolidated Financial Statements as of and for the fiscal year ended June 30, 2024 (the “Prior Financial Statements”).

Restatement Background

As previously disclosed in our Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on August 20, 2025 , in connection with the preparation of our consolidated financial statements for the half year ended December 31, 2024, we, in consultation with the Audit Committee of our Board of Directors, concluded that the Prior Financial Statements should no longer be relied upon due to errors in such consolidated financial statements and should be restated to correct the misstatements therein.

During the preparation of the consolidated financial statements for the half year ended December 31, 2024, a misstatement relating to employee service related Tranche 1 performance rights was identified. As at June 30, 2024, the performance conditions relating to the Tranche 1 rights had not been met. At June 30, 2024, the accumulative balance recorded in relation to the employee service rights should have been reversed through the profit or loss in accordance with IFRS 2 “Share-based Payments”. A restatement relating to the share-based payment expense and the share-based payment reserve to accurately reflect the impact has been recognised in the accompanying restated consolidated financial statements.

Restatement Overview

Other sections impacted by the restatement of the Prior Financial Statements are:

●	Part I, Item 3D. Risk Factors
●	Part I, Item 5. Operating and Financial Review and Prospects
●	Part I, Item 8. Financial Information
●	Part II, Item 15. Controls and Procedures

We have not filed, and do not intend to file, amendments to the previously filed Form 20-F for the year ended June 30, 2023, or any prior years. Accordingly, investors should rely only on the financial information and other disclosures regarding the restated periods in this Comprehensive Form 20-F or in future filings with the SEC (as applicable), and not on any previously issued or filed reports, earnings releases or similar communications relating to these periods. Refer to Note 31 “Restatement of 30 June 2024 Balances” in the accompanying consolidated financial statements included in Part I, Item 8 for additional information.

Internal Control Considerations

In connection with the restatement of the consolidated financial statements, management has evaluated its disclosure controls and procedures and internal control over financial reporting as of June 30, 2024. As a result of that assessment, management has concluded that an additional material weakness existed as of June 30, 2024, as follows:

●	Inadequate review of non-routine and judgmental transactions
●	Inadequate controls over share-based payment accounting
●	Inadequate controls over financial statement closing process

For a discussion of management’s consideration of disclosure controls and procedures, internal controls over financial reporting, and the material weaknesses identified, see Part II, Item 15.

Investors and other readers should rely only on the financial information and other disclosures regarding the periods described above in this Comprehensive Form 20-F and in any other future filings with the SEC (as applicable) and should not rely on any previously issued or filed reports, press releases, corporate presentations or similar communications relating to the periods described above.

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

Forward-looking statements are neither historical facts nor assurances of future performance, and are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following:

●	the effect that the restatement of the Prior Financial Statements could have on investor confidence in us and raise reputational risk;
●	our expenses, future revenues, capital requirements and our needs for financing;
●	our ability to successfully commercialize, develop, market or sell new products or adopt new technology platforms;
●	the possibility that our customers may not renew maintenance agreements or purchase additional professional services;
●	our ability to attract and retain qualified personnel;
●	our ability to adequately manage our growth;
●	our ability to maintain good relations with our partners;
●	our reliance on relationships with third parties;
●	our ability to adequately protect our intellectual property and proprietary rights;
●	our ability to maintain compliance with continued listing requirements of The Nasdaq Capital Market’s (“Nasdaq”);
●	our ability to compete effectively;
●	the availability of suitable acquisition targets;
●	our ability to maintain effective internal controls; and
●	the other factors set forth under the heading “Risk Factors” of this Annual Report.

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

5

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable.

B. Advisers

Not applicable.

C. Auditors

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

RISK FACTOR SUMMARY

Investing in our securities is speculative and involves substantial risk. You should carefully consider all of the information in this Annual Report prior to investing in our securities. There are numerous risk factors related to our business that are described under “Risk Factors” on page 9 and elsewhere in this Annual Report. These risks could materially and adversely impact our business, results of operations, financial condition and future prospects, which could cause the trading price of our ordinary shares to decline and could result in a loss of your investment. Among these important risks are the following:

●	We have concluded that certain of our previously issued financial statements should not be relied upon and have restated certain of our previously issued consolidated financial statements which was time consuming and expensive and could expose us to additional risks that could have a negative effect on us.

●	The restatement of the Prior Financial Statements may lead to future shareholder litigation.

●	If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

●	Our prior growth may not be indicative of our future growth, and we may not be able to sustain our revenue growth rate in the future. Our growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

●	The market and technology space in which we participate are competitive, new, and rapidly changing, and if we do not compete effectively, introduce new features or products successfully, make enhancements to our existing products and services, or if our products and services do not perform as well as our competitors’, then our business, results of operations, and financial condition could be harmed.

●	We use third-party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in negative publicity and a slowdown in the growth of our user base, which could materially and adversely affect our business, financial condition and results of operations.

●	If we fail to manage our growth effectively, we may be unable to execute our business plan or maintain high levels of service and customer satisfaction.

●	We will face additional risks as we offer new products and services, transact with a broader array of clients and counterparties, and expose ourselves to new geographical markets.

●	Real or perceived errors, failures, vulnerabilities, or bugs in our technology could harm our business, results of operations, financial condition, and our reputation could be harmed.

●	If there are interruptions or performance problems associated with the technology or infrastructure used to operate our technology, customers may experience service outages, other organizations may be reluctant to use our technology, and our reputation could be harmed.

●	We face cybersecurity risks that could result in damage to our reputation and/or subject us to fines, payment of damages, lawsuits and restrictions on our use of data.

●	If we are unable to attract new users and organizations, our revenue growth and profitability will be harmed.

●	Any inability to deal with and manage our development and growth could have a material adverse effect on our business, operations, financial performance and prospects.

●	If we are not able to maintain and enhance our brand and increase market awareness of our company and products, our business, results of operations and financial condition may be adversely affected.

●	We cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit.

●	We have been reliant on government subsidies and research and development grants in the past and we cannot ensure that our existing capital will be sufficient to meet our capital requirements.

●	Compliance with the rapidly evolving landscape of global data privacy and security laws may be challenging, and any failure or perceived failure to comply with such laws, or other concerns about our practices or policies with respect to the processing of personal data, could damage our reputation and deter current and potential customers and end users from using our platform and products and services or subject us to significant compliance costs or penalties, which could materially and adversely affect our business, financial condition and results of operations.

●	We rely on key personnel and employees with the technical know-how to lead and operate our businesses.

●	If we fail to adequately protect our proprietary rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue, and incur costly litigation to protect our rights.

●	Our results of operations may be harmed if we are subject to a protracted infringement claim, a claim that results in a significant damage award, a third-party infringement claim, or a claim that results in an injunction.

●	We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

●	As a company primarily based outside of the United States, our business is subject to economic, political, regulatory and other risks associated with international operations.

●	The requirements of being a U.S. public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

●	We are a “foreign private issuer” and may have disclosure obligations that are different from those of U.S. domestic reporting companies. As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which could limit the information publicly available to our shareholders.

●	We may lose our “foreign private issuer” status in the future, which could result in additional costs and expenses to us.

●	We are an “emerging growth company,” and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our ordinary shares less attractive to investors.

●	If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

●	Substantial future sales of our ordinary shares, or the perception that these sales could occur, may cause the price of our ordinary shares to drop significantly, even if our business is performing well.

●	We do not anticipate paying cash dividends and, accordingly, shareholders must rely on share appreciation for any return on their investment.

●	Our failure to meet the continued listing requirements Nasdaq could result in a delisting of our securities.

●	We are governed by the corporate laws of Australia, which in some cases have a different effect on shareholders than the corporate laws of the United States and may have the effect of delaying or preventing a change in control.

●	U.S. civil liabilities may not be enforceable against us, our directors, our officers or certain experts named in this Annual Report.

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

The discussion in this section has been impacted by the restatement described in the Explanatory Note at the beginning of this Comprehensive Form 20-F and in Note 31 of the consolidated financial statements of this Comprehensive Form 20-F. Certain of the financial and other information provided in the Risk Factors of our financial condition and results of operations has been updated to reflect the restatement adjustments.

Risks Relating to the Restatement of the Prior Financial Statements

We have concluded that certain of our previously issued financial statements should not be relied upon and have restated certain of our previously issued financial statements which was time-consuming and expensive and could expose us to additional risks that could have a negative effect on us.

As discussed in the Explanatory Note of this Comprehensive Form 20-F and in Note 31, “Restatement of 30 June 2024 Balances” under Item 18 of this Comprehensive Form 20-F, we have concluded that the Prior Financial Statements should not be relied upon. We have restated our previously issued audited consolidated financial statements as of and for the fiscal year ended June 30, 2024, included in our Annual Report for the year ended June 30, 2024. The restatement process was time consuming and expensive and could expose us to additional risks that could have a negative effect on us. In particular, we incurred substantial unanticipated expenses and costs, including audit, legal and other professional fees, in connection with the restatement of the Prior Financial Statements and the ongoing remediation of material weaknesses in our internal control over financial reporting. To the extent these steps are not successful, we could be required to incur additional time and expense. Our management’s attention was also diverted from some aspects of the operation of our business in connection with the restatement of the Prior Financial Statements and these ongoing remediation efforts. In addition, the restatement and related matters could impair our reputation and could cause our counterparties to lose confidence in us. Each of these occurrences could have an adverse effect on our business, results of operations, financial condition and stock price.

The restatement of the Prior Financial Statements may lead to future shareholder litigation.

Lawsuits may be commenced against us and our officers and directors based in part or whole on allegations related to the restatement of the Prior Financial Statements. As with any substantial litigation, we expect to devote significant time, attention and resources to the defense of the litigation, which may have a material adverse effect on us even if the litigation is resolved in a manner favorable to us, and cannot predict when or how the litigation will be resolved or estimate what the potential loss or range of loss would be, if any.

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

Prior to our initial public offering in March 2022, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the years ended June 30, 2024 and 2023, we identified material weaknesses in our internal control over financial reporting. As a result of lacking an effective accounting review process, material adjustments were made to the financial statements for the last two fiscal years in order to be in conformity with International Financial Reporting Standards. We also identified a significant deficiency relating to insufficient review of non-routine and judgmental transactions and inadequate controls over share-based payment accounting, which led to inadequate controls over financial statement closing process.

These material weaknesses resulted in identified material misstatements to the financial statements, and the Prior Financial Statements are restated in this filing. As a result of these material weaknesses, our management, under the supervision of the Audit Committee and with participation of our Chief Executive Officer and Chief Financial Officer, concluded that our internal control over financial reporting was not effective as of June 30, 2024.

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

Any future failure to maintain such internal controls could adversely impact our ability to report our financial results on a timely and accurate basis, which could result in our inability to satisfy our reporting obligations or result in additional material misstatements in our financial statements. If our financial statements are not accurate, investors may not have a complete understanding of our operations or may lose confidence in our reported financial information, which could result in a material adverse effect on our business or have a negative effect on the trading price of our ordinary shares.

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

Our independent registered public accounting firm has issued an opinion on our consolidated financial statements included in this Annual Report that states that there is substantial doubt in respect of the assumption that we will continue as a going concern. We have incurred substantial operating losses and have used cash in our operating activities for the past few years. As of and for the year ended June 30, 2024, we had a net loss of A$1,941,033 and net cash used in operating activities of A$1,112,902. Our consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should we be unable to continue as a going concern. We also cannot be certain that additional financing, if needed, will be available on acceptable terms, or at all, and our failure to raise capital when needed could limit our ability to continue our operations. There remains substantial doubt about our ability to continue as a going concern for the next twelve months from the date the consolidated financial statements were issued.

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

There are inherent limitations in all control systems, and misstatements due to error or fraud may occur and not be detected.

Our management, including our chief executive officer and chief financial officer, does not expect that our internal controls and disclosure controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, in our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may be inadequate because of changes in conditions, such as growth of the company or increased transaction volume, or the degree of compliance with the policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

In addition, discovery and disclosure of a material weakness, including the material weaknesses identified in our internal control over financial reporting as of June 30, 2024, by definition, could have a material adverse impact on our consolidated financial statements. Such an occurrence could discourage certain customers from doing business with us and adversely affect how our shares trades. This could in turn negatively affect our ability to access equity markets for capital. See also “—Risks Relating to the Restatement of the Prior Financial Statements-- If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.”

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

The discussion in this section has been impacted by the restatement described in the Explanatory Note at the beginning of this Comprehensive Form 20-F and in Note 31 of the consolidated financial statements of this Comprehensive Form 20-F. Certain of the financial and other information provided in this Operating and Financial Review and Prospects of our financial condition and results of operations has been updated to reflect the restatement adjustments.

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

Comparison of the Years Ended June 30, 2024 and 2023

The following table sets forth information concerning our operating results for the years ended June 30, 2024 and 2023:

	Year Ended June 30,
	2024 A$ As Previously Stated	2024 A$ As Restated	2023 A$
Revenue	4,151,088	4,151,088	5,376,693
Other income	61,360	61,360	993,493
Technology expense	(890,778)	(890,778)	(1,718,974)
Employee benefits expense	(3,238,568)	(2,191,132)	(5,267,246)
Occupancy expense	(101,415)	(101,415)	(113,572)
Marketing expense	(187,046)	(187,046)	(318,492)
Consultancy expense	(853,850)	(853,850)	(874,638)
Depreciation and amortization expense	(1,473,999)	(1,473,999)	(1,355,170)
Other expenses	(68,826)	(68,826)	(213,051)
Impairment of financial assets	(272,236)	(272,236)	(295,262)
Operating loss	(2,874,270)	(1,826,834)	(3,786,219)
Financial cost	(114,199)	(114,199)	(105,367)
Loss before income tax	(2,988,469)	(1,941,033)	(3,891,586)
Income tax expense	—	—	—
Loss for the year	(2,988,469)	(1,941,033)	(3,891,586)
Other comprehensive income	3,023	3,023	(23,010)
Total comprehensive loss for the year	(2,985,446)	(1,941,033)	(3,914,596)

Revenue

	Year Ended June 30,		Change
	2024 A$	2023 A$	A$	%
Subscription revenue	3,338,479	4,891,743	(1,553,264)	-31.7%
Advertising revenue	251,368	315,524	(64,156)	-20.3%
Services revenue	561,241	169,426	391,815	+231.3%
Total revenue	4,151,088	5,376,693	(1,225,605)	+27.3%
Other income	61,360	993,493	(932,133)	-93.8%

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

Operating Expenses

	Year Ended June 30,			Change
	2024 A$ As Previously Stated	2024 A$ As Restated	2023 A$	A$	%
Technology expense	(890,778)	(890,778)	(1,718,974)	828,196	-48.2%
Employee benefits expense	(3,238,568)	(2,191,132)	(5,267,246)	3,076,114	-58.4%
Occupancy expense	(101,415)	(101,415)	(113,572)	12,157	-10.7%
Marketing expense	(187,046)	(187,046)	(318,492)	131,446	-41.3%
Consultancy expense	(853,850)	(853,850)	(874,638)	20,788	-2.4%
Depreciation and amortization expense	(1,473,999)	(1,473,999)	(1,355,170)	(118,829)	+8.8%
Other expenses	(68,826)	(68,826)	(213,051)	144,225	-67.7%
Impairment of financial assets	(272,236)	(272,236)	(295,262)	23,026	-7.8%
Total Operating Expenses	(7,086,718)	(6,039,282)	(10,156,405)	4,117,123	-40.5%

During the year ended June 30, 2024, total operating expenses decreased 40.5% primarily due to a decrease in employment and technology related expenses.

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

Employee benefits expense. The most significant components of operating expenses are personnel costs, relating to our engagement of employees and contractors, together with associated expenses including recruitment, payroll taxes and insurances. Employee benefits expenses decreased 58.4% to A$2,191,132 for the year ended June 30, 2024 (2023: A$5,267,246). This decrease was mainly due to a decrease in sales and operations headcount during the year ended June 30, 2024 as a result of ongoing efforts to streamline our product suite and the geographical markets we serve. We anticipate near term headcount growth to be associated with R&D in line with our strategy to grow our digital asset portfolio followed by marketing resources to assist with its monetization. At June 30, 2024, we had 26 employees globally (2023: 34). The year ended June 30, 2024 included a A$1,047,436 reversal in non-cash share-based payment expenses, which was related to the expiry of performance rights issued from prior years.

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

Restatement Discussion and Analysis

We have restated the audited consolidated financial statements for the fiscal year ended June 30, 2024, originally included in our Annual Report on Form 20-F for the fiscal year ended June 30, 2024 (the “Affected Period”).

During the preparation of the consolidated financial statements for the half year ended December 31, 2024, a misstatement relating to employee service related Tranche 1 performance rights was identified. As at June 30, 2024, the performance conditions relating to the Tranche 1 rights had not been met. At June 30, 2024, the accumulative balance recorded in relation to the employee service rights should have been reversed through the profit or loss in accordance with IFRS 2 “Share-based Payments”. A restatement relating to the share-based payment expense and the share-based payment reserve to accurately reflect the impact has been recognised in the accompanying restated consolidated financial statements.

The restatements of such the consolidated financial statements are provided in Note 31, “Restatement of 30 June 2024 balances.” The above discussion should be read in conjunction with our accompanying restated audited consolidated financial statements disclosed in Item 8 of this Comprehensive Form 20-F.

B. Liquidity and Capital Resources

Plan of Operations and Future Funding Requirements – Going Concern

Our independent registered public accounting firm has issued an opinion on our consolidated financial statements included in this Annual Report that states that there is substantial doubt in respect of the assumption that we will continue as a going concern. We have incurred substantial operating losses and have used cash in our operating activities for the past few years. As of and for the year ended June 30, 2024, we had a net loss of A$1,941,033 and net cash used in operating activities of A$1,112,902. Additionally, as of June 30, 2024, the outstanding balance of our ASX Convertible Notes, including accrued and unpaid interest thereon, totaled A$271,600. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—ASX Convertible Notes”.

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

Operating Activities

For the year ended June 30, 2024, net cash used by operating activities was A$1,112,902, attributable to a net loss of A$1,941,033 adjusted for non-cash movements totaling A$1,021,001 in operating cash flows before movements in working capital as well as a net cash outflow from cash used for operations of A$192,870. Operating cash flows before movements in working capital of A$1,021,001 consisted of A$1,444,684 in depreciation and amortization expenses, A$29,314 from the disposal of intangible assets, A$53,420 from the acquisition of intangible assets, A$408,738 in share-based payments, A$36,600 from expected government rebates, A$272,236 from expected credit losses, A$3,485 in net foreign exchange losses and $1,047,436 from the expiry of unvested performance rights.

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

	Short term			Post- employment	Other long term	Share-based payments
	Salary & fees A$	Cash bonus & non- monetary benefits A$	Annual leave accrual(1) A$	Super- annuation A$	Long service leave accrual(2) A$	Shares A$	Performance Rights(3) A$	Total A$

Non-Employee Directors
Collin Visaggio	-	-	-	-	-	53,333	53,334	106,667
Ranko Matic	60,000	-	-	-	-	-	-	60,000
Andrea Betti(4)	55,000	-	-	-	-	-	-	55,000
John Chegwidden (5)	5,000	-	-	-	-	-	-	5,000
Executive Officers and Directors
Gavin Burnett	316,494	263,367	-	16,500	-	-	296,095	892,456
Melvin Tan	200,000	-	6,287	22,000	4,782	-	40,000	273,069
Total	636,494	263,367	6,287	38,500	4,782	53,333	389,429	1,392,192

(1)	Represents accounting adjustments for accrued annual leave.
(2)	In accordance with AASB 119 Employee Benefits, long service leave is classified as other long-term employee benefits.
(3)	The fair value of the performance rights is calculated at the date of grant in accordance with IFRS 2 Share Base Payments for non-market performance conditions. The value disclosed is the portion of the grant-date fair value of the performance rights recognized as an expense in each reporting period.
(4)	Former non-executive director. Ms. Betti’s role as non-executive director ceased on June 1, 2024, when Ms. Betti resigned from the board and all committees thereto.
(5)	Appointed non-executive director on June 1, 2024, following Ms. Betti’s resignation from the board and all committees thereto.

Details of performance rights held by our directors and senior management for the year ended June 30, 2024 are set forth below.

	Held at July 1, 2023	Granted as compensation(1)	Exercised	Lapsed	Forfeited	Other changes As Previously Stated	Other changes As Restated	Held at June 30, 2024	Vested during the year	Vested and exerciseable at June 30, 2024
Collin Visaggio	19,082	2,547	-	(5,000)	-	-	(16,629)	-	-	-
Ranko Matic	-	-	-	-	-	-	-	-	-	-
Andrea Betti	-	-	-	-	-	-	-	-	-	-
John Chegwidden (2)	-	-	-	-	-	-	-	-	-	-
Gavin Burnett	47,706	9,152	-	(12,500)	-	-	(44,358)	-	-	-
Melvin Tan	54,290	6,133	-	(7,500)	-	-	(52,923)	-	-	-
Total	121,078	17,832	-	(25,000)	-	-	(113,910)	-	-	-

(1)	In order to preserve cash and to reduce debt, the directors agreed to apply a portion of unpaid entitlements and director’s fees as at November 1, 2023 towards acquiring performance rights. The number of performance rights issued was based upon a price of A$10.47 per Performance Right; which was calculated by applying the 30-day volume weighted average price per ordinary share ended October 31, 2023 and a AUD:USD exchange rate of $0.6350; the 30-day average rate ended October 31, 2023 (published by the Reserve Bank of Australia).
(2)	Held at appointment date of June 1, 2024.

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

As a result of lacking an effective accounting review process, we had to restate the Prior Financial Statements. In preparing our consolidated financial statements as of and for the years ended June 30, 2024 and 2023, we identified material weaknesses in our internal control over financial reporting. As a result of lacking an effective accounting review process, material adjustments were made to the financial statements for the last two fiscal years in order to be in conformity with International Financial Reporting Standards. We also identified a significant deficiency relating to insufficient review of non-routine and judgmental transactions and inadequate controls over share-based payment accounting, which led to inadequate controls over financial statement closing process. Additionally, material adjustments were made to the financial statements for the last two fiscal years in order to confirm with International Financial Reporting Standards. These material weaknesses resulted in identified material misstatements to the financial statements, and the Prior Financial Statements are restated in this filing. As a result of these material weaknesses, the Company’s management, under the supervision of the Audit Committee and with participation of our Chief Executive Officer and Chief Financial Officer, concluded that our internal control over financial reporting was not effective as of June 30, 2024. We also identified a significant deficiency releting to insufficient written policies and procedures for accounting and financial reporting which led to an inadequate financial statement closing process.

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

Locafy Limited

August 22, 2025	By:	/s/ Gavin Burnett
	Name:	Gavin Burnett
	Title:	Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Locafy Limited

Opinion on the financial statements

We have audited the accompanying consolidated statement of financial positions of Locafy Limited and subsidiaries (the “Company”) as of June 30, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended June 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3.2 to the financial statements, the Company incurred a net loss of $1,941,033 during the year ended June 30, 2024, and as of that date, the Company’s incurred operating cash outflows of $1,112,902. These conditions, along with other matters as set forth in Note 3.2, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3.2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Restatement of Previously Issued Consolidated Financial Statements

As discussed in Note 31 “Restatement of 30 June 2024 balances” to the consolidated financial statements, the Company has restated its consolidated financial statements for the year ended June 30, 2024, to correct certain misstatements.

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
Perth, Western Australia

November 12, 2024, except for the effects of the restatement discussed in Note 31 to the consolidated financial statements, as to which the date is August 22, 2025.

Locafy Limited

Consolidated statement of profit or loss and other comprehensive income for the years ended 30 June 2024, 30 June 2023 and 30 June 2022

		Consolidated Group
	Notes	2024 A$ (As Previously Stated)	2024 A$ (As Restated)	2023 A$	2022 A$

Revenue	5	4,151,088	4,151,088	5,376,693	4,222,689
Other income	6	61,360	61,360	993,493	1,298,499
Technology expense		(890,778)	(890,778)	(1,718,974)	(1,805,432)
Employee benefits expense		(3,238,568)	(2,191,132)	(5,267,246)	(4,411,926)
Occupancy expense		(101,415)	(101,415)	(113,572)	(66,365)
Marketing expense		(187,046)	(187,046)	(318,492)	(414,012)
Consultancy expense		(853,850)	(853,850)	(874,638)	(1,691,544)
Depreciation and amortisation expense		(1,473,999)	(1,473,999)	(1,355,170)	(852,361)
Other expenses	8	(68,826)	(68,826)	(213,051)	(245,079)
Impairment of financial assets		(272,236)	(272,236)	(295,262)	(376,606)
Operating loss		(2,874,270)	(1,826,834)	(3,786,219)	(4,342,137)

Financial cost	8	(114,199)	(114,199)	(105,367)	(748,190)
Loss before income tax		(2,988,469)	(1,941,033)	(3,891,586)	(5,090,327)

Income tax expense	9	-	-	-	-
Loss for the year		(2,988,469)	(1,941,033)	(3,891,586)	(5,090,327)

Other comprehensive income:
Items that will be reclassified subsequently to profit and loss
Exchange differences on translating foreign operations		3,023	3,023	(23,010)	(48,453)

Total Comprehensive Loss for the year		(2,985,446)	(1,938,010)	(3,914,596)	(5,138,780)

Earnings per share
Basic loss per share	25	(2.30)	(1.49)	(3.69)	(4.94)
Diluted loss per share	25	(2.30)	(1.49)	(3.69)	(4.94)

This statement should be read in conjunction with the notes to the financial statements.

Locafy Limited

Consolidated statement of financial position

As at 30 June 2024

		Consolidated Group
	Notes	2024 A$ (As Previously Stated)	2024 A$ (As Restated)	2023 A$
Assets
Current assets
Cash and cash equivalents		275,875	275,875	3,174,700
Trade and other receivables	10	904,564	904,564	1,288,513
Other assets	11	294,355	294,355	356,782
Total current assets		1,474,794	1,474,794	4,819,995

Non-current assets
Property, plant and equipment	13	1,96,929	196,929	380,018
Right of use assets	14	280,810	280,810	314,596
Intangible assets	15	4,204,966	4,204,966	3,720,272
Total non-current assets		4,682,705	4,682,705	4,414,886

Total assets		6,157,499	6,157,499	9,234,881

Liabilities
Current liabilities
Trade and other payables	16	1,252,503	1,252,503	2,507,573
Borrowings	17	271,600	271,600	301,600
Provisions	18	211,300	211,300	214,465
Accrued expenses	19	496,749	496,749	512,611
Lease liabilities	14	128,669	128,669	85,165
Contract and other liabilities	20	147,640	147,640	152,211
Total current liabilities		2,508,461	2,508,461	3,773,625

Non-current liabilities
Lease liabilities	14	203,909	203,909	332,578
Provisions	18	133,399	133,399	138,721
Total non-current liabilities		337,308	337,308	471,299
Total liabilities		2,845,769	2,845,769	4,244,924

Net assets		3,311,730	3,311,730	4,989,957

Equity
Issued capital	21	48,588,888	48,588,888	47,930,486
Reserves	22	2,925,679	1,878,243	2,404,933
Accumulated losses	23	(48,202,837)	(47,155,401)	(45,345,462)
Total equity		3,311,730	3,311,730	4,989,957

This statement should be read in conjunction with the notes to the financial statements.

Locafy Limited

Consolidated statement of changes in equity

for the years ended 30 June 2024, 30 June 2023 and 30 June 2022

Consolidated	Notes	Issued capital	Foreign currency translation reserve	Share option reserve	Convertible note reserve	Accumulated losses	Total
		A$	A$	A$ (As Restated)	A$	A$ (As Restated)	A$ (As Restated)
Balance at 1 July 2021		35,505,073	192,233	3,603,916	-	(40,136,700)	(835,478)
Loss for the year	23	-	-	-	-	(5,090,327)	(5,090,327)
Exchange difference on translation of foreign operations	22	-	(48,453)	-	-	-	(48,453)
Total other comprehensive income		-	(48,453)	-	-	(5,090,327)	(5,138,780)

Issue of ordinary shares	21	10,516,298	-	-	-	-	10,516,298
Issue of convertible notes	22	-	-	-	140,721	-	140,721
Issue of warrants	22	-	-	363,282	-	-	363,282
Issue of performance rights	22	-	-	1,054,776	-	-	1,054,776
Share issue costs	21	(983,334)	-	-	-	-	(983,334)
Balance at 30 June 2022		45,038,037	143,780	5,021,974	140,721	(45,227,027)	5,117,485

Balance at 1 July 2022		45,038,037	143,780	5,021,974	140,721	(45,227,027)	5,117,485
Loss for the year	23	-	-	-	-	(3,891,586)	(3,891,586)
Exchange difference on translation of foreign operations	22	-	(23,010)	-	-	-	(23,010)
Total other comprehensive income		-	(23,010)	-	-	(3,891,586)	(3,914,596)

Issue of ordinary shares	21	3,295,822	-	-	-	-	3,295,822
Issue of performance rights	22	-	-	866,105	-	28,514	894,619
Transfer to retained earnings on historical expiry of share options	22	-	-	(3,603,916)	-	3,603,916	-
Transfer to retained earnings on historical conversion of notes	22	-	-	-	(140,721)	140,721	-
Share issue costs	21	(403,373)	-	-	-	-	(403,373)
Balance at 30 June 2023		47,930,486	120,770	2,284,163	-	(45,345,462)	4,989,957

Balance at 1 July 2023		47,930,486	120,770	2,284,163	-	(45,345,462)	4,989,957

Loss for the year	23	-	-	-	-	(2,988,469)	(2,988,469)
Exchange difference on translation of foreign operations	22	-	3,023	-	-	-	3,023
Total other comprehensive income		-	3,023	-	-	(2,988,469)	(2,985,446)

Issue of ordinary shares	21	769,936	-		-	-	769,936
Share based payments	22			53,333			53,333
Issue of performance rights	22	-	-	595,484	-	-	595,484
Expiry of performance rights	22	-	-	(1,047,436)	-	1,047,436	-
Transfer to retained earnings on forfeited performance rights	22	-	-	(131,094)	-	131,094	-
Share issue costs	21	(111,534)	-	-	-	-	(111,534)
Balance at 30 June 2024		48,588,888	123,793	1,754,450	-	(47,155,401)	3,311,730

Consolidated	Notes	Issued capital	Foreign currency translation reserve	Share option reserve	Share option reserve	Convertible note reserve	Accumlated losses	Accumulated losses	Total	Total
		A$	A$	A$ (As Previously Stated)	A$ (As Restated)	A$	A$ (As Previously Stated)	A$ (As Restated)	A$ (As Previously Stated)	A$ (As Restated)
Balance at 1 July 2021		35,505,073	192,233	3,603,916	3,603,916	-	(40,136,700)	(40,136,700)	(835,478)	(835,478)
Loss for the year	23	-	-	-	-	-	(5,090,327)	(5,090,327)	(5,090,327)	(5,090,327)
Exchange difference on translation of foreign operations	22	-	(48,453)	-	-	-	-	-	(48,453)	(48,453)
Total other comprehensive income		-	(48,453)	-	-	-	(5,090,327)	(5,090,327)	(5,138,780)	(5,138,780)

Issue of ordinary shares	21	10,516,298	-	-	-	-	-	-	10,516,298	10,516,298
Issue of convertible notes	22	-	-	-	-	140,721	-	-	140,721	140,721
Issue of warrants	22	-	-	363,282	363,282	-	-	-	363,282	363,282
Issue of performance rights	22	-	-	1,054,776	1,054,776	-	-	-	1,054,776	1,054,776
Share issue costs	21	(983,334)	-	-	-	-	-	-	(983,334)	(983,334)
Balance at 30 June 2022		45,038,037	143,780	5,021,974	5,021,974	140,721	(45,227,027)	(45,227,027)	5,117,485	5,117,485

Balance at 1 July 2022		45,038,037	143,780	5,021,974	5,021,974	140,721	(45,227,027)	(45,227,027)	5,117,485	5,117,485
Loss for the year	23	-	-	-	-	-	(3,891,586)	(3,891,586)	(3,891,586)	(3,891,586)
Exchange difference on translation of foreign operations	22	-	(23,010)	-	-	-	-	-	(23,010)	(23,010)
Total other comprehensive income		-	(23,010)	-	-	-	(3,891,586)	(3,891,586)	(3,914,596)	(3,914,596)

Issue of ordinary shares	21	3,295,822	-	-	-	-	-	-	3,295,822	3,295,822
Issue of performance rights	22	-	-	866,105	866,105	-	28,514	28,514	894,619	894,619
Transfer to retained earnings on historical expiry of share options	22	-	-	(3,603,916)	(3,603,916)	-	3,603,916	3,603,916	-	-
Transfer to retained earnings on historical conversion of notes	22	-	-	-	-	(140,721)	140,721	140,721	-	-
Share issue costs	21	(403,373)	-	-	-	-	-	-	(403,373)	(403,373)
Balance at 30 June 2023		47,930,486	120,770	2,284,163	2,284,163	-	(45,345,462)	(45,345,462)	4,989,957	4,989,957

Balance at 1 July 2023		47,930,486	120,770	2,284,163	2,284,163	-	(45,345,462)	(45,345,462)	4,989,957	4,989,957

Loss for the year	23	-	-	-	-	-	(2,988,469)	(2,988,469)	(2,988,469)	(2,988,469)
Exchange difference on translation of foreign operations	22	-	3,023	-	-	-	-	-	3,023	3,023
Total other comprehensive income		-	3,023	-	-	-	(2,988,469)	(2,988,469)	(2,985,446)	(2,985,446)

Issue of ordinary shares	21	769,936	-	-	-	-	-	-	769,936	769,936
Share based payments	22	-	-	53,333	53,333	-	-	-	53,333	53,333
Issue of performance rights	22	-	-	595,484	595,484	-	-	-	595,484	595,484
Expiry of performance rights	22	-	-	-	(1,047,436)	-	-	1,047,436	-	-
Transfer to retained earnings on forfeited performance rights	22	-	-	(131,094)	(131,094)	-	131,094	131,094	-	-
Share issue costs	21	(111,534)	-	-	-	-	-	-	(111,534)	(111,534)
Balance at 30 June 2024		48,588,888	123,793	2,801,886	1,754,450	-	(48,202,837)	(47,155,401)	3,311,730	3,311,730

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

The Consolidated Entity and Company have incurred a net loss after tax of $1,938,010 and experienced net cash outflows from operating activities of $1,112,902 for the year ended 30 June 2024.

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

	For the year ended 2024
	Publishing	SEO Agency	Total
Revenue
From external customers	1,123,073	3,028,015	4,151,088
Segment revenue	1,123,073	3,028,015	4,151,088

Technology expense	(108,413)	(29,851)	(138,264)
Employee benefit expense	(192,894)	(506,317)	(699,211)
Occupancy expense	-	(924)	(924)
Marketing expense	(4,029)	(93,950)	(97,979)
Consultancy expense	-	(6,057)	(6,057)
Depreciation and amortisation	(41,180)	(248,196)	(289,376)
Other expenses	(4,920)	-	(4,920)
Impairment of financial assets	(1,620)	(270,616)	(272,236)

Segment operating profit	770,017	1,872,104	2,642,121
Segment assets	402,138	1,085,174	1,487,312
Segment liabilities	(130,783)	(354,273)	(485,056)

	For the year ended 2023
	Publishing	SEO Agency	Total
Revenue
From external customers	1,185,384	4,191,309	5,376,693
Segment revenue	1,185,384	4,191,309	5,376,693

Technology expense	(92,295)	(18,342)	(110,637)
Employee benefit expense	(111,538)	(658,163)	(769,701)
Occupancy expense	(1,573)	(2,225)	(3,798)
Marketing expense	(6,971)	(96,010)	(102,981)
Consultancy expense	-	(413)	(413)
Depreciation and amortisation	(255,848)	(245,404)	(501,252)
Other expenses	(2,358)	(40,565)	(42,923)
Impairment of financial assets	(10,958)	(284,305)	(295,263)

Segment operating profit/(loss)	703,843	2,845,882	3,549,725
Segment assets	171,697	1,340,173	1,511,870
Segment liabilities	(96,766)	(429,995)	(526,761)

	For the year ended 2022
	Publishing	SEO Agency	Total
Revenue
From external customers	964,450	3,258,239	4,222,689
Segment revenue	964,450	3,258,239	4,222,689

Technology expense	(77,974)	(13,724)	(91,698)
Employee benefit expense	(211,891)	(1,303,080)	(1,514,971)
Occupancy expense	(3,069)	(3,503)	(6,572)
Marketing expense	(31,210)	(2,048)	(33,258)
Consultancy expense	(364)	(245)	(609)
Depreciation and amortisation	(256,021)	(197,884)	(453,905)
Other expenses	758	(21,342)	(20,584)
Impairment of financial assets	(16,853)	(359,753)	(376,606)

Segment operating profit/(loss)	367,826	1,356,660	1,724,486
Segment assets	589,390	1,452,228	2,041,618
Segment liabilities	(108,326)	(456,119)	(564,445)

The totals presented for the Group’s operating segments reconcile to the key financial figures as presented in its financial statements as follows:

	Consolidated Group
	2024 A$ (As Previously Stated)	2024 A$ (As Restated)	2023 A$	2022 A$
Revenue
Total reportable segment revenue	4,151,088	4,151,088	5,376,693	4,222,689
Segment operating profit	2,642,121	2,642,121	3,549,725	1,724,486
Other income not allocated	61,360	61,360	423,775	495,457
Research and development incentives	-	-	569,718	803,042
Technology expenses not allocated	(752,514)	(752,514)	(1,608,337)	(1,713,734)
Employee benefits expenses not allocated	(2,539,357)	(1,491,921)	(4,497,545)	(2,896,954)
Occupancy expenses not allocated	(100,491)	(100,491)	(109,774)	(59,793)
Marketing expenses not allocated	(89,067)	(89,067)	(215,511)	(380,754)
Consultancy expenses not allocated	(847,793)	(847,793)	(874,225)	(1,690,935)
Depreciation and amortisation not allocated	(1,184,623)	(1,184,623)	(853,917)	(398,456)
Other expenses not allocated	(63,906)	(63,906)	(170,128)	(224,496)
Group operating loss	(2,874,270)	(1,826,834)	(3,786,219)	(4,342,137)
Finance costs	(114,199)	(114,199)	(105,367)	(748,190)
Group loss before tax	(2,988,469)	(1,941,033)	(3,891,586)	(5,090,327)

	Consolidated Group
	2024 A$	2023 A$
Assets
Total reportable segment assets	1,487,312	1,511,870
Cash and cash equivalents	275,875	3,174,700
R&D tax incentive and other rebates	-	554,901
Deposits and prepayments	294,355	231,660
Fixed assets	196,929	380,018
Right of use assets	280,810	314,596
Capitalised development costs	3,474,451	2,780,538
Other assets	147,767	286,598
Group assets	6,157,499	9,234,881
Liabilities
Total reportable segment liabilities	(485,056)	(526,761)
Trade and other payables	(1,093,564)	(1,829,301)
Borrowings	(271,600)	(301,600)
Provisions	(197,722)	(118,112)
Accrued expenses	(465,249)	(1,051,406)
Lease liabilities	(332,578)	(417,744)
Group liabilities	(2,845,769)	(4,244,924)

8. Other expenses and financial costs

	Consolidated Group
	2024 A$	2023 A$	2022 A$
Other expenses
Travel & related expenses	(17,093)	(141,196)	(118,292)
Insurance expenses	(46,665)	(45,083)	(68,167)
Business expenses	(1,583)	(26,772)	(24,204)
Foreign exchange loss	(3,485)	-	(34,416)
Total other expenses	(68,826)	(213,051)	(245,079)

Finance costs
Implied interest expense related to convertible notes		-	(666,534)
Interest expense	(78,461)	(41,389)	(68,271)
Bank charges	(4,913)	(4,322)	(9,182)
Merchant facility fees	(30,825)	(59,656)	(4,203)
Total finance costs	(114,199)	(105,367)	(748,190)

9. Tax expense

(a) Tax expense

The major component of tax expense and the reconciliation of the expected tax expense based on the domestic effective tax rate of Locafy Limited as 25% (2023: 25%) and the reported tax expense in profit and loss are as follows:

	Consolidated Group
	2024 A$ (As Previously Stated)	2024 A$ (As Restated)	2023 A$	2022 A$
Loss before income tax	(2,988,469)	(1,941,033)	(3,891,586)	(5,090,327)
Domestic tax rate	25%	25%	25%	25%
Expected tax expense/(benefit)	(747,117)	(485,258)	(972,897)	(1,272,582)
Adjustment for tax-exempt income:
-Decline in value of depreciating assets	(368,500)	(368,500)	(315,773)	(221,095)
-R&D tax incentive		-	(125,780)	(189,402)
-Other deductible expenses	(374,865)	(374,865)	(301,604)	(230,118)
Adjustment for non-deductible expenses:
-R&D expenses		-	-	200,909
-Other non-deductible expenses	672,519	672,519	680,462	937,491
Income tax expense/(benefit)	-	-	-	-
Movement in unrecognized deferred tax	817,963	556,104	1,035,591	774,797

(b) Deferred tax assets and liabilities

As at 30 June 2024, the Company had accumulated tax losses totaling A$33,916,224 (2023: A$31,508,456). A deferred tax asset in relation to the tax value of losses carried forward has not been recognised in the accounts as, presently, the Company does not expect to be in a position to utilise these losses in the foreseeable future.

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

	Note	2024 Number of Shares	2024 Share Capital A$	2023 Number of Shares	2023 Share Capital A$	2022 Number of Shares	2022 Share A$
Balance at 1 July		1,276,248	47,930,486	20,528,803	45,038,037	18,598,414	35,505,073

Share issue, Nasdaq initial public offering		-	-	-	-	1,454,546	7,973,486
Issue on conversion of convertible notes		-	-	-	-	475,843	2,542,812
Reduction of ordinary shares due to Reverse Share Split		-	-	(19,497,565)	-	-	-
Share issue, At the Market Offering	(a)	105,937	769,936	245,010	3,295,822	-	-
Balance at 30 June		1,382,185	48,700,422	1,276,248	48,333,859	20,528,803	46,021,371

Share issue costs		-	(111,534)	-	(403,373)	-	(983,334)
Net share capital balance		1,382,185	48,588,888	1,276,248	47,930,486	20,528,803	45,038,037

(a)	On 18 May 2023, the Company entered into an At The Market Offering Agreement (“Sales Agreement”) with H.C. Wainwright & Co., LLC, relating to the sale of our ordinary shares. During the financial year ended 30 June 2024, the Company sold 105,937 ordinary shares for total gross proceeds of US$506,220 (equivalent to $769,936) under the Sales Agreement, pursuant to the prospectus supplement dated 21 July 2023 forming a part of the registration statement on Form F-3 (File No. 333-272066), as amended, filed with the Securities and Exchange Commission which became effective on 1 June 2023.

22. Reserves

		Consolidated Group
	Notes	2024 A$ (As Previously Stated)	2024 A$ (As Restated)	2023 A$	2022 A$
Foreign currency translation reserve	(a)
Opening balance at 1 July		120,770	120,770	143,780	192,233
Exchange differences arising from foreign operations		3,023	3,023	(23,010)	(48,453)
Closing balance at 30 June		123,793	123,793	120,770	143,780

Share option reserve	(b)
Opening balance at 1 July		2,284,163	2,284,163	5,021,974	3,603,916
Equity-settled employee benefits		2,438,604	1,391,168	1,774,645	3,758,700
Equity-settled supplier payments		-	-	146,236	899,992
Warrants		363,282	363,282	363,282	363,282
Closing balance at 30 June		2,801,886	1,754,450	2,284,163	5,021,974

Convertible note reserve
Opening balance at 1 July		-	-	140,721	-
Convertible notes issued		-	-	-	140,721
Transfer to retained earnings on historical conversion of notes		-	-	(140,721)	-
Closing balance at 30 June		-	-	-	140,721

Total reserves		2,925,679	1,878,243	2,404,933	5,306,475

(a)	Foreign currency translation reserve

Exchange differences relating to the translation of the results and net assets of the Group’s foreign operations from their functional currencies to the Group’s presentation currency (ie Australian dollars) are recognised directly in other comprehensive income and accumulated in the foreign currency translation reserve.

(b)	Share option reserve

In relation to the Performance Rights the Company has issued and the restatement reported for the 30 June 2024 period. Refer to Notes 30 and 31.

23. Accumulated losses

	Consolidated Group
	2024 A$ (As Previously Stated)	2024 A$ (As Restated)	2023 A$	2022 A$
Balance at beginning of year	(45,345,462)	(45,345,462)	(45,227,027)	(40,136,700)
Transfers from reserve accounts	131,094	131,094	3,773,151	-
Profit attributable to owners of the Company	(2,988,469)	(1,941,033)	(3,891,586)	(5,090,327)
Balance at end of year	(48,202,837)	(47,155,401)	(45,345,462)	(45,227,027)

24. Reconciliation of profit for the year to net cash flows from operating activities

	Consolidated Group
	2024 A$ (As Previously Stated)	2024 A$ (As Restated)	2023 A$
Loss for the year	(2,988,469)	(1,941,033)	(3,891,586)

Non-cash items in operating profit
Depreciation of property, plant and equipment	124,799	124,799	108,602
Amortisation of right of use assets	92,076	92,076	92,077
Amortisation of intangible assets	1,227,809	1,227,809	1,154,492
Acquisition of intangible assets	(53,420)	(53,420)	-
Disposal of intangible assets	29,314	29,314	-
Share based payments	408,738	408,738	304,345
R&D tax incentive and other rebates expected	(36,600)	(36,600)	(533,119)
Foreign exchange loss	3,485	3,485	(141,284)
Expected credit losses	272,236	272,236	295,263
Gain on liability extinguishment	-	-	(282,489)
Expiry of unvested performance rights	-	(1,047,436)	-
Operating cash flows before movements in working capital	2,068,437	1,021,001	997,887

Movements in working capital
(Increase)/decrease in trade and other receivables	(22,875)	(22,875)	(780,321)
(Increase)/decrease in prepayments and deposits	135,117	135,117	(126,688)
Increase/(decrease) in trade and other payables	(356,194)	(356,194)	1,392,829
Increase/(decrease) in provisions and accruals	55,653	55,653	132,039
Increase/(decrease) in deferred revenue	(4,571)	(4,571)	14,869
Cash generated from operations	(192,870)	(192,870)	632,728
Net cash generated by operating activities	(1,112,902	(1,112,902)	(2,260,971)

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

During July 2024, the Company sold a further 70,708 ordinary shares pursuant to an At The Market Offering Agreement with H.C. Wainwright & Co., LLC. See Note 33.

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

As at 30 June 2024, all vesting conditions have not been met and all Performance Rights have therefore expired.

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

The value of the Performance Rights within the Reserve at 30 June 2024 was $nil (2022: $2,203,370). The expense recognised for employee services received during the year was $426,899 (2023: $460,603) and offset by $1,047,436 (2023: nil) as a result of the expiry of unvested performance rights.

Movements in Performance Rights during the year

	2024 (As Previously Stated)	2024 (As Restated)	2023
Tranche 1
Balance at beginning of year	121,116	121,116	82,686
Granted during the year	17,832	17,832	42,493
Forfeited during the year	(1,310)	(1,310)	(4,063)
Exercised during the year	-	-	-
Expired during the year		(137,638)	-
Balance at end of year	137,638	-	121,116

	2024	2023
Tranche 2
Balance at beginning of year	16,799	17,200
Granted during the year	-	5,900
Forfeited during the year	(2,717)	(6,301)
Exercised during the year	-	-
Expired during the year	(14,082)	-
Balance at end of year	-	16,799

	2024	2023
Tranche 3
Balance at beginning of year	28,793	28,680
Granted during the year	-	10,628
Forfeited during the year	(4,524)	(10,515)
Exercised during the year	-	-
Expired during the year	(24,269)	-
Balance at end of year	-	28,793

The grants during the period ended 30 June 2024 related to the conversion of debts to Performance Rights. The estimated fair value of each Performance Right granted is $9.45, which is equal to the share price at the date of the grant converted into equivalent Australian Dollars at that date.

31. Restatement of 30 June 2024 balances

During the preparation of the consolidated financial statements for the half year ended December 31, 2024, a misstatement relating to employee service related Tranche 1 performance rights was identified. As at June 30, 2024, the performance conditions relating to the Tranche 1 rights had not been met. At June 30, 2024, the accumulative balance recorded in relation to the employee service rights should have been reversed through the profit or loss in accordance with IFRS 2 “Share-based Payments”. A restatement relating to the share-based payment expense and the share-based payment reserve to accurately reflect the impact has been recognised in these re-issued Consolidated Financial Statements as follows:

	30 June 2024	Increase / (decrease)	30 June 2024 Restated
Employee benefits expense	3,238,568	(1,047,436)	2,191,132
Share option reserve (Note 22)	2,801,886	(1,047,436)	1,754,450
Accumulated losses	48,202,837	(1,047,436)	47,155,401

Loss before income tax benefit	2,988,469	(1,047,436)	1,941,033
Loss after income tax benefit	2,988,469	(1,047,436)	1,941,033
Total equity	3,311,730	-	3,311,730

Impact on the basic and diluted loss earnings per share increase/(decrease) in earnings per share
Basic and diluted loss for the year attributable to equity holders	2.30	(0.81)	1.49

32. Related party transactions

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

Performance Rights held by Directors

The movement during the reporting period of Performance Rights over ordinary shares in Locafy Limited held, directly, indirectly or beneficially by directors, including their related parties, is as follows:

	Held at July 1, 2023	Granted as compensation (1)	Exercised	Lapsed	Forfeited	Other changes (As Previously Stated)	Other changes (As Restated)	Held at June 30, 2024 (As Previously Stated)	Held at June 30, 2024 (As Restated)	Vested during the year	Vested and exercise-able at June 30, 2024
Total Directors	121,078	17,832	-	(25,000)	-	-	(113,910)	113,910	-	-	-

(1)	In order to preserve cash and to reduce debt, the directors agreed to apply unpaid compensation entitlements as at 31 October 2023 towards acquiring performance rights. The number of Performance Rights issued was based upon a price of US$6.65 per Performance Right; which was calculated by applying the 30-day volume weighted average price per Locafy share ended 31 October 2023 and a AUD:USD exchange rate of $0.6350; being the 30-day average rate ended 31 October 2023 (published by the Reserve Bank of Australia). A total of 17,832 Performance Rights were issued.

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

33. Events after the reporting date

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

34. Authorisation of financial statements

The consolidated financial statements for the year ended 30 June 2024 (including comparatives) were approved by the board of directors on August 22, 2025.

/s/ Gavin Burnett	/s/ Melvin Tan
Gavin Burnett	Melvin Tan
Chief Executive Officer	Chief Financial Officer

