Form 20-F
period 2025-06-30
Locafy Ltd
filed 2025-11-12
CIK 1875547

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

On June 30, 2025, the issuer had 1,799,055 ordinary shares, no par value per share, outstanding.

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

We express all amounts in this Annual Report in U.S. dollars, except where otherwise indicated. References to “$” and “US$” are to U.S. dollars and references to “A$” are to Australian dollars. Except as otherwise noted, conversions from Australian dollars into U.S. Dollars were made at the rate of A$1.0000 to US$0.6550, which was the daily exchange rate published by the Reserve Bank of Australia on June 30, 2025.

We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

PRESENTATION OF FINANCIAL INFORMATION

We report under IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  None of the consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States. We present our consolidated financial statements in Australian dollars.

The consolidated financial statements and accompanying notes thereto for the year ended June 30, 2025, presented in this Annual Report have been audited by BDO Audit Pty Ltd, our independent registered public accounting firm.

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

Forward-looking statements are neither historical facts nor assurances of future performance, and are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following:

●	the effect that the restatement of the audited consolidated financial statements as of and for the fiscal year ended June 30, 2024 (the “Prior Financial Statements”), could have on investor confidence in us and raise reputational risk;
●	our expenses, future revenues, capital requirements and our needs for financing;
●	our ability to successfully commercialize, develop, market or sell new products or adopt new technology platforms;
●	the possibility that our customers may not renew maintenance agreements or purchase additional professional services;
●	our ability to attract and retain qualified personnel;
●	our ability to adequately manage our growth;
●	our ability to maintain good relations with our partners;
●	our reliance on relationships with third parties;
●	our ability to adequately protect our intellectual property and proprietary rights;
●	our ability to maintain compliance with continued listing requirements of The Nasdaq Capital Market’s (“Nasdaq”);
●	our ability to compete effectively;
●	the availability of suitable acquisition targets;
●	our ability to maintain effective internal controls; and
●	the other factors set forth under the heading “Risk Factors” of this Annual Report.

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

D. Risk Factors

RISK FACTOR SUMMARY

Investing in our securities is speculative and involves substantial risk. You should carefully consider all of the information in this Annual Report prior to investing in our securities. There are numerous risk factors related to our business that are described under “Risk Factors” on page 8 and elsewhere in this Annual Report. These risks could materially and adversely impact our business, results of operations, financial condition and future prospects, which could cause the trading price of our ordinary shares to decline and could result in a loss of your investment. Among these important risks are the following:

●	We have concluded that certain of our previously issued consolidated financial statements should not be relied upon and have restated certain of our previously issued consolidated financial statements which was time consuming and expensive and could expose us to additional risks that could have a negative effect on us.

●	The restatement of the Prior Financial Statements may lead to future shareholder litigation.

●	If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

●	Our prior growth may not be indicative of our future growth, and we may not be able to sustain our revenue growth rate in the future. Our growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

●	The market and technology space in which we participate are competitive, new, and rapidly changing, and if we do not compete effectively, introduce new features or products successfully, make enhancements to our existing products and services, or if our products and services do not perform as well as our competitors’, then our business, results of operations, and financial condition could be harmed.

●	We use third-party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in negative publicity and a slowdown in the growth of our user base, which could materially and adversely affect our business, financial condition and results of operations.

●	If we fail to manage our growth effectively, we may be unable to execute our business plan or maintain high levels of service and customer satisfaction.

●	We will face additional risks as we offer new products and services, transact with a broader array of clients and counterparties, and expose ourselves to new geographical markets.

●	Real or perceived errors, failures, vulnerabilities, or bugs in our technology could harm our business, results of operations, financial condition, and our reputation could be harmed.

●	If there are interruptions or performance problems associated with the technology or infrastructure used to operate our technology, customers may experience service outages, other organizations may be reluctant to use our technology, and our reputation could be harmed.

●	We face cybersecurity risks that could result in damage to our reputation and/or subject us to fines, payment of damages, lawsuits and restrictions on our use of data.

●	If we are unable to attract new users and organizations, our revenue growth and profitability will be harmed.

●	Any inability to deal with and manage our development and growth could have a material adverse effect on our business, operations, financial performance and prospects.

●	If we are not able to maintain and enhance our brand and increase market awareness of our company and products, our business, results of operations and financial condition may be adversely affected.

●	We cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit.

●	We have been reliant on government subsidies and research and development grants in the past and we cannot ensure that our existing capital will be sufficient to meet our capital requirements.

●	Compliance with the rapidly evolving landscape of global data privacy and security laws may be challenging, and any failure or perceived failure to comply with such laws, or other concerns about our practices or policies with respect to the processing of personal data, could damage our reputation and deter current and potential customers and end users from using our platform and products and services or subject us to significant compliance costs or penalties, which could materially and adversely affect our business, financial condition and results of operations.

●	We rely on key personnel and employees with the technical know-how to lead and operate our businesses.

●	If we fail to adequately protect our proprietary rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue, and incur costly litigation to protect our rights.

●	Our results of operations may be harmed if we are subject to a protracted infringement claim, a claim that results in a significant damage award, a third-party infringement claim, or a claim that results in an injunction.

●	We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

●	As a company primarily based outside of the United States, our business is subject to economic, political, regulatory and other risks associated with international operations.

●	The requirements of being a U.S. public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

●	We are a “foreign private issuer” and may have disclosure obligations that are different from those of U.S. domestic reporting companies. As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which could limit the information publicly available to our shareholders.

●	We may lose our “foreign private issuer” status in the future, which could result in additional costs and expenses to us.

●	We are an “emerging growth company,” and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our ordinary shares less attractive to investors.

●	If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

●	Substantial future sales of our ordinary shares, or the perception that these sales could occur, may cause the price of our ordinary shares to drop significantly, even if our business is performing well.

●	We do not anticipate paying cash dividends and, accordingly, shareholders must rely on share appreciation for any return on their investment.

●	Our failure to meet the continued listing requirements Nasdaq could result in a delisting of our securities.

●	We are governed by the corporate laws of Australia, which in some cases have a different effect on shareholders than the corporate laws of the United States and may have the effect of delaying or preventing a change in control.

●	U.S. civil liabilities may not be enforceable against us, our directors, our officers or certain experts named in this Annual Report.

As a result of these risks and other risks described under “Risk Factors,” there is no guarantee that we will experience growth or profitability in the future.

RISK FACTORS

You should consider carefully the following risk factors, as well as the other information in this Annual Report, including our consolidated financial statements and notes thereto. If any of the following risks were to actually occur, our business, financial conditions, results of operations and prospects could be materially adversely affected and the value of our securities could decline. The risks and uncertainties described below in this Annual Report for the year ended June 30, 2025, are not the only risks facing us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Relating to our Business and Industry

Our prior growth may not be indicative of our future growth, and we may not be able to sustain our revenue growth rate in the future. Our growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

Our revenue decreased 22.8% from year-end 2023 to year-end 2024 and decreased 22.8% from year-end 2024 to year-end 2025. You should not rely on the historical revenue performance of any prior quarterly or annual period as an indication of our future performance. Should we grow our revenue, we cannot assure you that we will be able manage our growth at the same rate as we did in the past or avoid any decline in the future. To maintain our growth, we need to attract more customers, scale up our business and continue to improve our technology, among other things. Moreover, our current and planned staffing, systems, policies, procedures and controls may not be adequate to support our future operations. To effectively manage the expected growth of our operations and personnel, we will also be required to refine our operational, financial and management controls and reporting systems and procedures. If we fail to efficiently manage the expansion of our business, our costs and expenses may increase faster than we planned and we may not successfully attract a sufficient number of customers and end users in a cost-effective manner, respond timely to competitive challenges, or otherwise execute our business strategies. Our growth requires significant financial resources and will continue to place significant demands on our management. There is no guarantee that we will be able to effectively manage any future growth in an efficient, cost-effective and timely manner, or at all. Our past growth is not necessarily indicative of results that we may achieve in the future. If we fail to effectively manage the growth of our business and operations, our reputation, results of operations and overall business and prospects could be negatively impacted.

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

Additionally, the market for generative artificial intelligence (“AI”), including “chatbots”, machine learning, and generative AI workloads continues to be an intensely competitive and rapidly evolving market, and our future financial performance may depend on our ability to continue to adapt to, and capture new spending, in this market. If more consumers utilize AI and AI-related technology to search for online content, or if we do not successfully integrate AI with our solutions and products or integrate AI with our solutions as rapidly or effectively as other competitors within our industry, search traffic volumes through traditional search engines may decline, and our solutions and products may not compete as effectively with AI or other available solutions, which may in turn have a negative impact on our business and financial condition.

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

AI presents risks and challenges that can impact our business, including by posing security risks to our confidential information, proprietary information and personal data.

Issues in the development and use of artificial intelligence, combined with an uncertain regulatory environment, may result in reputational harm, liability or other adverse consequences to our business operations. As with many technological innovations, AI presents risks and challenges that could impact our business. We or our clients currently incorporate a limited number of AI technologies into certain of our products, and we may continue to adopt and integrate AI, including generative AI, into our products in the future for specific use cases. If we, our vendors, or our third-party partners experience an actual or perceived data breach or cybersecurity incident because of the use of generative AI, we may lose valuable intellectual property, personal data and/or confidential information, and our reputation and the public perception of the effectiveness of our security measures could be harmed. Further, bad actors around the world use increasingly sophisticated methods, including the use of AI, to engage in illegal activities involving the theft and misuse of personal information, confidential information, and intellectual property. Any of these outcomes could damage our reputation, subject us to legal liability, result in the loss of valuable property and information, and adversely impact our business.

The rapid evolution of artificial intelligence will require the application of significant resources to design, develop, test and maintain such systems to help ensure that artificial intelligence is implemented in accordance with applicable law and regulation and in a socially responsible manner and to minimize any real or perceived unintended harmful impacts. The use of certain artificial intelligence technologies can also give rise to intellectual property risks, including by disclosing or otherwise compromising our confidential or proprietary intellectual property, or by undermining our ability to assert or defend ownership rights in intellectual property created with the assistance of artificial intelligence tools. Our vendors may in turn incorporate artificial intelligence tools into their offerings, and the providers of these artificial intelligence tools may not meet existing or rapidly evolving regulatory or industry standards, including with respect to privacy and data security.

A growing number of legislators and regulators are adopting laws and regulations and have focused enforcement efforts on the adoption of artificial intelligence and the use of such technologies in compliance with ethical standards and societal expectations. These developments may increase our compliance burden and costs in connection with the use of artificial intelligence and lead to legal liability if we fail to meet evolving legal standards or if use of such technologies results in harms or other causes of action we did not predict. For example, several states, including Colorado and California, passed laws that will take effect in 2026 to regulate various uses of artificial intelligence, including to make consequential decisions. In addition, various federal regulators have issued guidance and focused enforcement efforts on the use of AI in regulated sectors. If we develop or use AI systems governed by these laws or regulations, we will need to meet higher standards of data quality, transparency, monitoring and human oversight, and we would need to adhere to specific and potentially burdensome and costly ethical, accountability, and administrative requirements, with the potential for significant enforcement or litigation in the event of any perceived non-compliance. Any of these effects could damage our reputation, result in the loss of valuable property and information, cause us to breach applicable laws and regulations, and adversely impact our business.

In addition, our competitive position could be harmed if we fail to adopt and integrate AI effectively into our operations and product offerings. Misjudging the convergence of AI with our business needs may lead to inefficiencies or obsolescence of our services or products. Additionally, AI systems can present risks of unintended bias, errors, or regulatory compliance challenges that could affect our reputation and legal standing. For example, creating or implementing AI-enabled products may contain errors or inadequacies that are not easily detectable may result in these products not operating properly or as we expect them to. If the recommendations, analyses or other content incorporated into or produced by such products are (or are perceived to be) deficient, biased or inaccurate, we could be subject to competitive harm, potential legal liability and brand or reputational harm. Our future success will depend, in part, on our ability to leverage AI responsibly and effectively.

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

To date, a substantial portion of our operations has been funded through government research and development (R&D) grants.  For the year ended June 30, 2025, such grants represented 29.5% of our total income, compared to 1.0% for the year ended June 30, 2024. Total income comprises revenue, other income and the portion of grants applied as a reduction to the carrying amount of capitalized development costs. Total income for the year ended June 30, 2025, included R&D grants relating to both fiscal years 2025 and 2024. The grants represented 12.6% and 16.9% of total income for the fiscal years ended June 30, 2025, and 2024 respectively.

We expect future revenues to be generated primarily through license subscription fees from our customer base, as well as through the acquisition of additional online directories and databases, which will expand our network of business profiles and increase opportunities for advertising revenue growth.

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

Under the GDPR, restrictions are placed on transfers of personal data outside of the European Economic Area and the UK to countries which have not been deemed “adequate” by the European Commission (including the United States). As a global business, with customers and end users worldwide, we are susceptible to any changes in legal requirements affecting international data flows. On July 10, 2023, the European Commission adopted its adequacy decision for the new EU-US Data Privacy Framework following the invalidation of its predecessor, the EU-US Privacy Shield. This decision re-established a previously popular mechanism to legitimize cross-border transfers of personal data between the EU and the U.S. The new Data Privacy Framework was immediately challenged in the EU courts, just as Privacy Shield was. On September 3, 2025, the General Court of the EU dismissed an action for annulment against the Data Privacy Framework, thereby upholding the framework’s validity. However, it is unclear whether the Framework will continue to survive future challenges and judicial review. While the invalidation of Privacy Shield did not invalidate the use of standard contractual clauses, a second mechanism for making lawful cross-border transfers, the decision has called the validity of standard contractual clauses into question under certain circumstances. In response, the European Data Protection Board and the UK Information Commissioner’s Office recently published new versions of the standard contractual clauses that purport to address the CJEU’s decision. Taken together, these recent legal developments have made the legality of transferring personal data from the EU to the U.S. or various other jurisdictions outside of the EU more uncertain. Due to this evolving regulatory guidance, we may need to invest in additional technical, legal and organization safeguards in the future to avoid disruptions to data flows within our business and to and from our customers and service providers. Furthermore, this uncertainty, and its eventual resolution, may increase our costs of compliance, impede our ability to transfer data and conduct our business, and harm our business or results of operations.

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

The EU Data Act, which took effect in September 2025, establishes rules and general conditions for data sharing between businesses and imposes measures to boost fairness and competition in the European cloud market. Additionally, the EU Data Act safeguards companies from unfair contractual terms related to data sharing imposed by dominant market players. Compliance may require us to implement new data management protocols, technological development and changes related to our review contractual practices, potentially increasing operational costs.

Outside of the EU and UK, many jurisdictions have adopted or are adopting new data privacy and security laws, which may result in additional expenses to us and increase the risk of non-compliance. For example, in the United States, various federal and state regulators, including governmental agencies like the Federal Trade Commission, have adopted, or are considering adopting, laws and regulations concerning personal data and data security. This patchwork of legislation and regulation may give rise to conflicts or differing views of personal privacy rights. For example, certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal data than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. One such comprehensive privacy law in the United States is the California Consumer Privacy Act (“CCPA”), which came into effect on January 1, 2020. Among other things, the CCPA requires companies that process information of California residents to make new detailed disclosures to consumers about such companies’ data collection, use and sharing practices, gives California residents expanded rights to access and delete their personal information, and to opt out of certain personal information sharing with (and sales of personal information to) third parties. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal data. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. The CCPA was amended in September 2018, November 2019 and September 2020, and it is possible that further amendments will be enacted, but even in its current form it remains unclear how various provisions of the CCPA will be interpreted and enforced. Additionally, a new privacy law, the California Privacy Rights Act (“CPRA”), which took take effect in most material respects on January 1, 2023, modifies the California Consumer Privacy Act significantly, including by expanding consumers’ rights with respect to certain sensitive personal information and creating a new state agency to oversee implementation and enforcement efforts, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Other state privacy laws with similarities to the CCPA, such as the Colorado Privacy Act, the Connecticut Data Privacy Act, the Iowa Consumer Data Protection Act, the Oregon Consumer Data Privacy Act, the Montana Consumer Data Privacy Law, the Utah Consumer Privacy Act, the Virginia Consumer Data Privacy Act, the Tennessee Information Protection Act, and the Texas Data Privacy and Security Act came into force in 2023, 2024 and 2025. Other states, like Indiana, have recently passed their own general consumer privacy laws, which will come into force later in 2026, and there have been ongoing discussions and proposals in the U.S. Congress with respect to new federal data privacy and security laws to which we would become subject if enacted. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time, may require us to modify our data processing practices and policies, divert resources from other initiatives and projects, and could restrict the way products and services involving data are offered, all of which may have a material and adverse impact on our business, financial condition and results of operations.

Similar to the EU, AI is the subject of evolving review by various governmental and regulatory agencies in the United States, and changes in laws and regulations governing the use of AI may adversely affect the ability of our business to use or rely on AI and our ability to provide and to improve our solutions and services, may require additional compliance measures and changes to our operations and processes, and may result in increased compliance costs and potential increases in civil claims against us. For example, in March 2024, Utah enacted the Artificial Intelligence Policy Act, which imposes certain disclosure obligations and consumer protection responsibilities on companies that use generative AI. In May 2024, Colorado enacted the Colorado AI Act, which creates duties for developers and for those that deploy AI with a specific focus on preventing bias and discrimination. In September 2024, California enacted the California AI Transparency Act, which imposes transparency obligations on companies that develop or substantially modify AI models. Most recently, in June 2025, Texas enacted the Texas Responsible AI Governance Act, which prohibits the development and deployment of AI systems for certain purposes.

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

Our independent registered public accounting firm has issued an opinion on our consolidated financial statements included in this Annual Report that states that there is substantial doubt in respect of the assumption that we will continue as a going concern. We have incurred substantial operating losses and have used cash in our operating activities for the past few years. As of and for the year ended June 30, 2025, we had a net loss of A$4,314,231 and net cash used in operating activities of A$688,667. Our consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should we be unable to continue as a going concern. We also cannot be certain that additional financing, if needed, will be available on acceptable terms, or at all, and our failure to raise capital when needed could limit our ability to continue our operations. There remains substantial doubt about our ability to continue as a going concern for the next twelve months from the date the consolidated financial statements were issued.

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

Risks Relating to the Restatement of the Prior Financial Statements

We have concluded that certain of our previously issued consolidated financial statements for the year ended June 30, 2024, should not be relied upon and have restated certain of our previously issued consolidated financial statements which was time-consuming and expensive and could expose us to additional risks that could have a negative effect on us.

In connection with the preparation of our consolidated financial statements for the half-year ended December 31, 2024, we, in consultation with the Audit Committee of the Board of Directors, concluded that the Prior Financial Statements should no longer be relied upon due to errors in such consolidated financial statements and should be restated to correct the misstatements therein as related to the performance conditions relating to the Tranche 1 rights not being met and the accumulative balance recorded in relation to the employee service rights being reversed through the profit or loss in accordance with IFRS 2 “Share-based Payments”.

We subsequently restated our previously issued audited consolidated financial statements as of and for the fiscal year ended June 30, 2024, included in our Annual Report for the year ended June 30, 2024. The restatement process was time consuming and expensive and could expose us to additional risks that could have a negative effect on us. In particular, we incurred substantial unanticipated expenses and costs, including audit, legal and other professional fees, in connection with the restatement of the Prior Financial Statements and the ongoing remediation of material weaknesses in our internal control over financial reporting. To the extent these steps are not successful, we could be required to incur additional time and expenses. Our management’s attention was also diverted from some aspects of the operation of our business in connection with the restatement of the Prior Financial Statements and these ongoing remediation efforts. In addition, the restatement and related matters could impair our reputation and could cause our counterparties to lose confidence in us. Each of these occurrences could have an adverse effect on our business, results of operations, financial condition and stock price.

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

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our consolidated financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ordinary shares.

Prior to our initial public offering in March 2022, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the years ended June 30, 2024, and 2023, and subsequently in preparing our consolidated financial statements as of and for the years ended June 30, 2025, and 2024, we identified material weaknesses in our internal control over financial reporting. As a result of lacking an effective accounting review process, material adjustments were made to the consolidated financial statements for the fiscal years ended June 30, 2024, and 2023, in order to be in conformity with IFRS Accounting Standards. In connection with these material adjustments, we also identified a significant deficiency relating to insufficient review of non-routine and judgmental transactions and inadequate controls over share-based payment accounting, which led to inadequate controls over financial statement closing process.

These material weaknesses resulted in identified material misstatements to the consolidated financial statements, and the Prior Financial Statements were restated. As a result of these material weaknesses, our management, under the supervision of the Audit Committee and with participation of our Chief Executive Officer and Chief Financial Officer, concluded that our internal control over financial reporting was not effective as of June 30, 2025.

To remediate our material weaknesses, we expect to incur substantially more additional costs for addressing our material weaknesses and deficiencies. Our remedial measures will include: (a) hiring qualified internal control personnel, including financial and IT personnel, to manage the implementation of internal control policies, procedures and improvement of the internal audit function, system user access, security management and data protection, as applicable; (b) developing and implementing written policies and procedures for accounting and financial reporting that meet the standards applied to public companies listed in the United States; and (c) conducting internal control training to management, key operations personnel and the accounting department, so that management and relevant personnel understand the requirements and elements of internal control over financial reporting mandated by the U.S. securities laws. We have commenced the implementation of several aforementioned remedial measures, which we expect to complete by June 30, 2026. Our ongoing remedial measures include the formal documentation of key Company controls, processes and accounting transactions. The implementation of any or all of these measures, however, still may not fully address the material weaknesses in our internal control over financial reporting. Additionally, as most of our documentation will be prepared internally, we do not expect there to be significant material costs to implement our remedial measures. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Any future failure to maintain such internal controls could adversely impact our ability to report our financial results on a timely and accurate basis, which could result in our inability to satisfy our reporting obligations or result in additional material misstatements in our consolidated financial statements. If our consolidated financial statements are not accurate, investors may not have a complete understanding of our operations or may lose confidence in our reported financial information, which could result in a material adverse effect on our business or have a negative effect on the trading price of our ordinary shares.

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

As of June 30, 2025, the outstanding balance of our unsecured convertible notes issued in 2015, including accrued and unpaid interest thereon, totaled A$249,100 (the “ASX Convertible Notes”). The ASX Convertible Notes had a maturity date of March 31, 2016 (the “Maturity Date”), have a fixed repayment amount and are not accruing further interest. Pursuant to the ASX Convertible Notes, we are obligated to redeem each ASX Convertible Note that has not been redeemed, converted or is the subject of a conversion notice on the earlier of (i) the Maturity Date and (ii) the date of receipt by us of a written notice from a holder of the ASX Convertible Notes that an Event of Default (as defined in the ASX Convertible Notes) has occurred, in each case of (i) and (ii), by paying to the holder of the ASX Convertible Notes an amount equal to the applicable Maturity Redemption Value (as defined in the ASX Convertible Notes). The ASX Convertible Notes automatically convert to equity upon an ASX listing, however, as we are now listed on Nasdaq, we are unlikely to pursue an ASX listing. Accordingly, and pursuant to the terms of the ASX Convertible Notes, the ASX Convertible Notes can only be redeemed in cash at their face value plus interest. Pursuant to the ASX Convertible Notes, an event of default occurs when we (i) are in or may be deemed within the meaning of any applicable law to be, insolvent or unable to pay our debts; or (ii) are in default in the due performance of any undertaking, condition or obligation on our part to be performed in accordance with the ASX Convertible Notes or such deed and has not rectified such default within 20 business days of being requested to do so in writing by a holder of the ASX Convertible Notes. As we have not redeemed the full amount under the ASX Convertible Notes at the Maturity Date, such failure constitutes an Event of Default pursuant to the terms of the ASX Convertible Notes. We are currently working to pay off our outstanding obligations under the ASX Convertible Notes, however, there can be no assurances that we will be able to do so. As of the date of this Annual Report, there is no outstanding demand letter to us by any noteholder of the ASX Convertible Notes demanding repayment. We are also unlikely to repay our outstanding obligations under the ASX Convertible Notes to a noteholder of the ASX Convertible Notes that is no longer in existence and that has since been deregistered as a corporation in Australia. As of June 30, 2025, we have sufficient cash to repay the ASX Convertible Notes in full, excluding the aggregate of A$130,000 payable to the aforementioned deregistered and defunct noteholder, as this is unlikely to be paid.

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

In June 2025, the SEC issued a concept release soliciting public comment on potential changes to the definition of an FPI. The concept release was open for public comment until September 8, 2025. This release is the first review of the FPI framework since 2008, and the SEC is considering revisions that could significantly impact which foreign companies qualify for the more-relaxed U.S. reporting requirements afforded to FPIs. In particular, the SEC is evaluating if the current FPI definition, which provides certain regulatory accommodations, is still appropriate given that many FPIs are now incorporated in jurisdictions with less stringent disclosure requirements and primarily trade on U.S. exchanges. The concept release outlines several potential approaches to revising the FPI definition, including updating existing eligibility criteria, adding foreign trading volume requirements and incorporating an assessment of foreign regulation.

If we lose FPI status, as a result of changes in our ownership structure or operations, or as a result of changes in the definition of FPIs as a result of the SEC’s concept release, we would be required to comply with the Exchange Act reporting, such as filing periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. In addition, we may lose the ability to rely upon exemptions from corporate governance requirements that are available to foreign private issuers. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.

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

In addition, discovery and disclosure of a material weakness, including the material weaknesses identified in our internal control over financial reporting as of June 30, 2025, by definition, could have a material adverse impact on our consolidated financial statements. Such an occurrence could discourage certain customers from doing business with us and adversely affect how our shares trades. This could in turn negatively affect our ability to access equity markets for capital. See also “—Risks Relating to the Restatement of the Prior Financial Statements— If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.”

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

We have in the past, and may in the future, be unable to comply with certain of the listing standards that we are required to meet to maintain the listing of our ordinary shares on Nasdaq. For instance, (i) on June 30, 2022, we received a letter from the Listing Qualifications Department of Nasdaq indicating that, based upon the closing bid price of our ordinary shares for the 30 consecutive business day period, we did not meet the minimum bid price of $1.00 per share required for continued listing on Nasdaq pursuant to Nasdaq Listing Rule 5550(a)(2), (ii) on March 21, 2023, we received a letter from the Listing Qualifications Department of Nasdaq indicating that indicating that we did not meet the minimum of $2.5 million in shareholders’ equity required for continued listing on Nasdaq pursuant to Nasdaq Listing Rule 5550(b)(1) or the alternative compliance standards relating to the market value of listed securities or net income from continuing operations, and (iii) on July 1, 2025, we received a letter from the Staff of the Nasdaq Stock Market indicating that we no longer met the periodic filing requirement pursuant to Nasdaq Listing Rule 5250(c)(2) as we has not yet filed a Form 6-K containing an interim balance sheet and income statement as of the end of its second quarter ended December 31, 2024. Each such aforementioned matter is now closed.

If in the future, we fail to satisfy the continued listing requirements of Nasdaq, such as the minimum stockholders’ equity requirement or minimum bid price requirements, Nasdaq may take steps to delist our ordinary shares. Such a delisting would have a negative effect on the price of our ordinary shares, impair the ability to sell or purchase our ordinary shares when persons wish to do so, and any delisting materially adversely affect our ability to raise capital or pursue strategic restructuring, refinancing or other transactions on acceptable terms, or at all. Delisting from Nasdaq could also have other negative results, including the potential loss of institutional investor interest and fewer business development opportunities, as well as a limited amount of news and analyst coverage of us. Delisting could also result in a determination that our ordinary shares are a “penny stock,” which would require brokers trading in our ordinary shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary market for our ordinary shares. In the event of a delisting, we would attempt to take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our ordinary shares from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

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

As of June 30, 2025, our directors and executive officers, together with their affiliates and related persons, will beneficially own, in the aggregate, approximately 20.8% of our outstanding ordinary shares. As a result, these shareholders, if acting together, may have the ability to determine the outcome of matters submitted to our shareholders for approval, including the election and removal of directors and any merger, or sale of all or substantially all of our assets. In addition, these persons, acting together, may have the ability to control our management and affairs. Accordingly, this concentration of ownership may harm the market price of our ordinary shares by:

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

B. Business Overview

Overview

We are an Australian company currently focused on commercializing our Software as a Service (“SaaS”) online marketing technology (“Technology”), which primarily delivers a cost-effective location-based digital marketing solution for small businesses in our key target markets of USA, Australia and Canada. Our Technology stack and product solution incorporates three key elements:

●	Business Listing syndication to generate wider online search prominence;
●	Landing Pages optimized for both traditional search and AI search; and
●	Map Boosting technology that increases visibility in Google’s Local Pack search results.

Our Business Listing syndication solution enables a business owner to publish business listing content to multiple directories, search engines, voice assistants, maps, apps and social media platforms, relevant to the market they operate. Our Technology can publish that same business listing content on Search Engine Optimized (“SEO”) Landing Pages hosted and managed by ourselves. Clients can also add and edit content published to these pages via our Technology’s content management system. Our Technology (and competitive advantage) is different from alternative solutions as it incorporates our “Entity Based” SEO technology and know-how, which based on our testing and those in active production, leads to web pages being highly likely to appear more prominently in search engine results pages (“SERP”) for search keywords relevant to those web pages and more rapidly than alternative solutions.

Our Landing Pages contain features that would otherwise require significant manual effort to achieve or the application of additional and more expensive solutions. For instance, in addition to our “Entity Based” SEO technology and know-how, the Technology also automatically incorporates other contributing factors affecting SERP rankings including page speed, accessibility, security, and unique quality content, for which we are able to effectively leverage generative artificial intelligence (“AI”).

Our Map Boosting solution uses a combination of our Technology and know-how to increase the search ranking of a user’s Google Business Profile (GBP) within Google’s Map Pack for relevant keywords within an approximate five-mile radius of the business’ physical location. Where customers operate a service area business, we can target a specific region and have the potential to target a wider area than is typically possible with a fixed-location business.

We also own customer databases, including Hotfrog, a global online business directory, and four additional Australian-focused directories, AussieWeb.com.au (“AussieWeb”), PinkPages.com.au (“PinkPages”), SuperPages.com.au (“SuperPages”) and Scoop.com.au (“Scoop”). As of June 2025, combined, these directory assets contain more than 60 million business listings.

We monetize these solutions through a combination of service, subscription and advertising fees which are charged on both a fixed and variable (e.g. volume-based pricing) basis. We also intend to utilise AI sales agent technology to market directly to segments of these databases to generate leads for product sales in the markets in which we operate.

In June 2025, we completed the acquisition  of a Lead Management System technology asset (“LMS”). We intend to integrate the LMS within our operations together with AI sales agent technologies. We can then apply the combined technology solution towards marketing products and services to customers within our databases in a highly automated process. We believe marketing leads generated in this manner and working in conjunction with our channel sales Partners (“Partners”), is a more efficient and cost-effective model that will allow us to scale sales more rapidly in the near term.

In essence, through our Technology and solutions we have created an end-to-end location-based digital marketing solution that improves the customer’s search engine rankings leading to increased website traffic (i.e. increased audience).

Our Industry

According to the World Economic Forum, there are approximately 400 million businesses worldwide . For these businesses seeking to get found online for the products and services they offer, there are two main alternatives. The first is to pay for digital advertising and the alternative is to buy SEO services to enhance their own online presence. Both markets are substantial, with annual spend on digital advertising anticipated to be over $678 billion in 2025, according to Dentsu, including over $355 billion expected to be spent on search advertising, as estimated by Statista.

Search engines are programs that create a catalogue of information by, amongst other things, scanning the Internet to assess the structure of websites and the content within websites. Internet users utilize search engines through the use of keyword(s) search terms. Search engines like Google have developed a series of algorithms to determine what content is best served for a particular keyword search. The goal for many content publishers is for their own website, blog article, advertorial, or other online presence solutions to appear high in SERP for related keyword searches. This means content publishers can generate more audience and engagement and businesses can be expected to acquire more sales leads, which could generate more revenue. While search engines do not publish specific details about how their search algorithms operate, SEO is the method used to increase the likelihood of obtaining a high ranking, and hence high visibility in SERP for relevant keyword searches.

Publishers seeking to attain visibility within Google’s search ecosystem may leverage distinct sections of the search results page. Each section is designed to meet specific user intents and each presents unique opportunities and challenges for publishers to establish prominence. The four primary areas of opportunity are: AI search results, Map Pack search results, sponsored advertising and organic search results.

AI Search Results

The AI-generated search results section represents Google’s most recent evolution in delivering information based on consumer search queries. Drawing upon artificial intelligence models, these results provide users with synthesized responses that aim to answer queries directly, often without requiring a user to click through to an external website.

●	Target user: typically, users seeking quick, concise, and authoritative answers, particularly for informational or complex queries.
●	Benefits: publishers cited as sources within AI responses may achieve heightened authority and brand recognition, as inclusion signals trust and relevance. AI results may also drive referral traffic through citations and links. We have observed a high correlation between ranking prominently in online search engines results and appearing prominently in AI search results.
●	Disadvantages: the structured nature of AI responses can reduce user click-through rates, as the information is often contained within the AI summary itself. Achieving consistent placement within these results remains difficult due to evolving algorithms and limited transparency.

Map Pack Search Results

The Map Pack section (also referred to as the “Local Pack”) highlights geographically relevant businesses or content in response to location-based queries. These results appear in a grouped format accompanied by a map interface, contact information, and customer reviews.

●	Target user: users with local or immediate intent, such as those searching for nearby services, retail outlets, restaurants, or event locations.
●	Benefits: Map Pack prominence offers publishers the opportunity to capture highly motivated, geographically targeted audiences. Inclusion enhances credibility by displaying ratings and reviews directly in the search interface.
●	Disadvantages: visibility within the Map Pack is primarily restricted to businesses with a verified physical location and an optimized Google Business Profile. Competition is significant, and rankings can fluctuate based on proximity, relevance and user location.

Sponsored Advertising

Sponsored advertising consists of paid search placements that appear above or alongside organic results. These advertisements are purchased through Google Ads and can be tailored to specific keywords, demographics, or user behaviors.

●	Target user: users with a transactional intent, such as those seeking to make a purchase, sign up for a service, or compare options.
●	Benefits: sponsored placements provide immediate visibility and control over targeting, enabling publishers to secure exposure even in highly competitive categories. Advertisers can also track performance with precision, optimizing campaigns for return on investment.
●	Disadvantages: sponsored placements require ongoing financial investment, and cost-per-click rates may escalate in competitive industries. Users may also view advertising with skepticism compared to organic results, limiting perceived credibility.

Organic Search Results

Organic search results represent the traditional listings generated through Google’s ranking algorithms, based on relevance, authority, and quality of content. These results remain a central component of search visibility for publishers.

●	Target user: users across a wide spectrum of search intents, from informational to transactional, who typically prefer non-paid, authoritative sources.
●	Benefits: organic prominence delivers sustainable, long-term visibility without direct advertising costs. High rankings reinforce brand credibility and can attract a consistent stream of engaged users.
●	Disadvantages: competition for organic rankings is intense, with outcomes dependent on SEO and technical performance. Google algorithm updates can also significantly impact visibility, often without warning. In addition, the recent advent of Google publishing AI search results at the top of many SERP results effectively lowers the placement of organic search results, requiring search users to scroll further to view them.

Our Products and Services

We provide an integrated suite of solutions with the objective of helping to maximize the online marketing presence for business owners. The products we offer are intended to improve search prominence within AI search results, Map Pack search results and organic search results. We have recently extended our product range to provide customer engagement tools which aim to assist businesses manage their customer engagement in a cost-effective and scalable manner; the first of these solutions being AI Concierge.

Search solutions

Listings

We own and operate several online directories. An important component of an online presence for a business owner is to publish its business profiles as Listings on various online properties including directories, applications, maps and search engines, a process also referred to as “citation management.” Business owners or digital agencies on behalf of business owners publish Listings (providing search relevancy) on many business directories in markets in which the business operates (providing search prominence in their proximity). We offer free Listings across our Directory network, including Hotfrog, AussieWeb, PinkPages, SuperPages and Scoop. As of June 2025, combined, these directories contain more than 60 million business profiles.

While many smaller business owners update their Listings manually, there are service providers that manage large volumes of Listings through technology platforms. It is more efficient for these citation management services to be managed via an Application Program Interface (“API”) that can synchronize with and publish to third-party directories, such as those we own. We have several commercial agreements with citation management companies that pay a fee to connect to our directories via API to publish business profiles for their clients.

AI Pages

The primary purpose of our AI Pages is to create a prominent and relevant online presence in both AI search results and organic search results. Through our research and testing, we believe there is a high correlation between websites that rank highly in organic search and those that are cited as relevant sources in AI search. Accordingly, by implementing our AI Pages, users are able to obtain search relevance in two SERP sections and thereby increase their search visibility and the possibility to receive more sales leads at a lower cost of acquisition than alternative methods. Typical calls to action include chat-bots, click-to-call, click-to-book, request directions and request-a-quote (via basic form fill).

Map Pack Booster

Our Map Pack Booster product involves implementing a proprietary AI-led process and technology that we believe we can achieve faster and higher-ranking results within Google’s Map Pack search results for competitive keywords. We believe it is a distinct commercial advantage for a business to appear in the top 3 of Map Pack search results given its positioning and prominence in Google SERP, emphasized by the fact that around 42% of local organic traffic is generated from map pack results, according to Backlinko.

Articles

“Articles” is a term we use to collectively describe any type of long-form content. This could include content published as blogs, reviews, papers written by subject matter experts, news articles or advertorials. A challenge for the authors of these articles is attracting an audience to read their published content.

Typically, Articles are published in a “walled garden” because they are located somewhere within a publisher’s primary website. Consumers searching on a particular subject or keyword typically do so via search engine queries rather than starting at a publisher’s primary website and navigating to a relevant article. Accordingly, in order to be found it is important for an Article to rank highly in search engine results for keywords that relate to an Article’s key subject matter.

Our Articles product is designed to rank highly in organic search results and AI search results. We believe Articles are particularly well suited for AI search queries where users ask questions to find solutions (e.g. “when should I prune roses?”), rather than using traditional keyword search terms (e.g. “landscaper near me”).

Display Advertising

Currently, we own and operate a network of more than 60 million web pages that are related to business directories. In situations where a web page is published for free within these business directories (i.e. non-sponsored content) we may choose to monetize those pages through advertising placements.

Customer engagement solutions

AI Concierge

While our search products are designed to give businesses prominence in search, once a user clicks through to a website, our AI Concierge product is designed to provide customer engagement. Initially developed as an AI-voice assistant for telephone calls, the AI technology can be trained by uploading data in the form of files (e.g. pdf, doc, xls, ppt, etc.) or links to websites and other databases. The benefit to business users is to provide 24/7 telephone coverage for a multitude of use-cases such as answering customer questions or accepting calendar bookings at a lower cost than existing call-center or dedicated administration personnel. Our AI Concierge solution is currently in late-stage development and being trialed with select customers.

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

Time to effect

Our current generation web pages are particularly effective in rapidly achieving high-ranking search results, especially when compared to traditional SEO techniques such as “back-linking” and “content-first focus”. These traditional methods often take months to take effect (if at all), whereas our technology has the ability to generate a Page 1 search result within 30 days of implementation and oftentimes much faster than that. We achieve these results due to our proprietary Site Structure and Know-How and Entity-Based SEO.

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

Large-enterprise media groups typically service tens of thousands of customers using either third-party SEO technology or their own technology solutions. Digital agencies typically service dozens to hundreds of clients while SEO freelancers typically service a handful of customers. The amount of manual work required to deploy alternative SEO solutions for any of these competitors is a limiting factor in their ability to scale.

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

Revenue Model and Commercial Overview

Revenue Model

Our revenue model is focused on securing long-term, recurring revenue contracts. Our revenues are primarily derived on a fixed monthly fee basis. Some of our solutions may require an initial implementation services component, in which case, we typically charge a one-time fee.

Subscription Fee Revenues

We charge monthly recurring subscription fees for our AI Pages, Map Pack Booster, Listings, Articles and AI Concierge products.

Advertising Revenues

We generate advertising revenues, for instance, through the placement of Google Ads (formerly Adsense) on our online publishing assets, including the global directory network, Hotfrog, and our Australian-focused directories, AussieWeb and PinkPages. The advertising revenue generated is variable and based on a number of factors, including website traffic volumes.

Service Fee Revenues

Where possible, we aim to charge an implementation fee for some of our solutions, particularly those that require some manual component to set up or review. From time to time, we may enter into commercial contracts with clients to produce various online publishing solutions in exchange for service fees. These solutions typically relate to bespoke applications of our existing products.

Commercial Overview

We have three main sales channels: direct relationships with end users, sales to resellers and, more recently, sales through partners. Direct end users and end users associated with partners are typically charged our recommended retail price (“RRP”), whereas resellers are typically charged wholesale prices which are a discount to RRP and are able to determine what price they charge their end user customers.

We have a direct billing relationship with direct end users and resellers, who in turn have a direct billing relationship with their end user customers. We also typically have a direct billing relationship with end users associated with partners, however, we subsequently pay partners a commission from money collected from those end users they introduce.

Our commercial obligations are typically limited to providing the products and maintaining the core underlying technologies. We provide sales and technical support to our resellers and partners, however, they are responsible for any initial “tier 1” customer support to their end users.

Our Strategy

Our Technology can be applied on websites owned by end users as well as on websites that we own. However, the reliance on end users to assist with implementations is neither efficient nor scalable and should customers cancel, they would still retain the benefit of the SEO improvements already made by our Technology. Accordingly, we intend to apply our Technology on our own online properties as a priority and utilize web pages built using our web builder application as the foundation for all of our SEO solutions provided to our customers. By utilizing our proprietary web pages, we are able to realize a number of benefits, including:

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

Growth Strategy

Recent developments in how Google’s search algorithm evaluates website relevancy when determining search results has negatively impacted many existing websites. We have also seen an increase in consumers utilizing AI platforms to perform search queries that were traditionally performed utilizing Google. As a result of these developments, we believe that our technology is well positioned to fulfil these new growth opportunities.

Previously, we sold our products on an individual basis with the intention of providing a path for customers to “upgrade” to other products. Our current sales strategy is to offer a complete SEO package, marketed as “Localizer”, that includes AI Pages, Map Pack Booster and Listings solutions. We believe all of our products serve a particular purpose and it is to our customers’ benefit that each are utilized. We believe that this strategy will help improve customer satisfaction and retention as we are not reliant on any one product to derive the “expected results” from implementing our solutions. In essence, we are mitigating our performance risk. For instance, we believe that if a customer has what it perceives as “excellent” Map Pack search results through implementing our Map Pack Booster solution but “average” results in organic search results through implementing our AI Pages solution, then as a whole, they will continue to subscribe to the entire Localizer package as the component solutions cannot be disaggregated.

We are also currently implementing AI sales agent technologies within our business processes. We believe that this will enable us to leverage our existing substantial databases of small businesses and digital agencies to increase direct to end user subscription revenues and form new sales channel relationships, with an initial focus on North American and Australian markets.

In addition, we will:

1.	Continue our ongoing maintenance, development and enhancement of our technology to ensure it meets consumer demand and remains compliant with new and emerging technologies and data protection laws.
2.	Continue to seek out complementary technologies and businesses with the aim of making strategic acquisitions of those technologies and businesses.

We intend to seek additional staffing and resources as needed to assist in implementing these key objectives, secure new commercial contracts and service our existing client base, particularly in engineering, operations and marketing to help grow the business and facilitate this commercialization strategy.

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

Overview

We are an Australian company currently focused on commercializing our Software as a Service (SaaS) online marketing technology (“Technology”). Our Technology publishes content on Search Engine Optimized (“SEO”) web pages using a combination of data integrations and generative AI (“Content”) and our “Entity Based” SEO technology and know-how (“Site Structure”). Once the Content and Site Structure is integrated with our Technology, the production of search engine optimized web pages is largely automated which enables the Company to scale production. Based on our testing and those in production, these web pages are highly likely to appear prominently in search engine results pages (“SERP”) for search keywords relevant to those web pages, more rapidly than alternative solutions.

Fundamental to each of our search solutions are the web pages created through our Technology; each of which are configured for a specific use case. Our web pages contain features that would otherwise require significant manual effort to achieve or the application of additional and more expensive solutions. For instance, in order to achieve superior SERP rankings we optimize our web pages to enable search engines to detect and understand the relevant page content based on a specific “Entity” keyword. We also automatically incorporate other contributing factors affecting SERP rankings include page speed, accessibility security, and unique quality content, for which we are able to leverage generative artificial intelligence (“AI”).

We also own customer databases, including Hotfrog, a global online business directory, and four additional Australian-focused directories, AussieWeb.com.au (“AussieWeb”), PinkPages.com.au (“PinkPages”), SuperPages.com.au (“SuperPages”) and Scoop.com.au (“Scoop”). As of June 2024, combined, these directory assets contain more than 60 million business listings. We have also developed (and will continue to expand) a portfolio of websites for the purposes of publishing articles related to specific niches, e.g. finance, health, education and business.

We have started to incorporate AI sales agent technologies into our business operations, with the intention to apply that technology to market products and services to customer within our databases. We believe marketing leads generated through this process and working in conjunction with our channel sales Partners (“Partners”) is a more efficient and cost-effective model that will allow us to scale sales more rapidly in the near term.

A. Operating Results

Revenue. We derive our revenue from license subscription fees earned from customers using our technology, services fees earned through associated product implementations and general SEO consulting, as well as from advertising fees earned from the placement of advertisements on our digital properties. License subscription fees are sold via our direct sales efforts and also through our channel partners.

Operating Expenses. The most significant components of operating expenses are personnel costs, which consist of salaries, benefits, bonuses and commissions. During the year ended June 30, 2025, we continued to implement more operating efficiencies which has led to a reduction in personnel and associated costs. Our strategy is to leverage AI sales agent technology and work with channel partners, both of which can extend our sales reach and are primarily remunerated on a success basis. We expect our sales and marketing expenses to increase in absolute dollars for the foreseeable future as we implement this strategy, although being largely success-based these expenses are expected to increase in proportion to our total revenue. Over the longer term, we expect these expenses to decline as a percentage of total revenue as we scale our business. We also incur other non-personnel costs related to our general overhead expenses. To facilitate our strategy to expand the applications of our technology, we plan to continue investing in our technology by increasing our development headcount and by making strategic acquisitions. Following the completion of our initial public offering in March 2022, we have incurred additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC and increased expenses for insurance, investor relations and professional services.

Comparison of the Years Ended June 30, 2025, and 2024

The following table sets forth information concerning our operating results for the years ended June 30, 2025, and 2024:

	Year Ended June 30,
	2025 A$	2024 A$ As Restated
Revenue	3,202,692	4,151,088
Other income	326,613	61,360
Technology expense	(1,243,678)	(890,778)
Employee benefits expense	(1,639,375)	(2,758,336)
Share based payments expense	(1,518,553)	567,204
Occupancy expense	(104,699)	(101,415)
Marketing expense	(178,376)	(187,046)
Consultancy expense	(782,567)	(853,850)
Other expenses	(150,653)	(65,341)
Depreciation and amortization expense	(1,677,284)	(1,473,999)
Expected credit loss expense	(370,869)	(272,236)
Operating loss	(4,136,749)	(1,823,349)
Foreign exchange gain / (loss)	5,595	(3,485)
Financial expenses	(183,077)	(114,199)
Loss before income tax	(4,314,231)	(1,941,033)
Income tax expense	—	—
Loss for the year	(4,314,231)	(1,941,033)
Other comprehensive income	(10,604)	3,023
Total comprehensive loss for the year	(4,324,835)	(1,938,010)

Revenue

	Year Ended June 30,		Change
	2025 A$	2024 A$	A$	%
Subscription revenue	3,011,836	3,338,479	(326,643)	-9.8%
Advertising revenue	140,907	251,368	(110,461)	-43.9%
Services revenue	49,949	561,241	(511,292)	-91.1%
Total revenue	3,202,692	4,151,088	(948,396)	-22.8%

Subscription revenues declined 9.8% to A$3,011,836 (2024: A$3,338,479) as a result of our continued efforts to reshape our “go-to-market” approach by replacing our Reseller program with a Partner program and streamlining our product offering. Under both Reseller and Partner programs, we ideally want to engage with digital marketing agencies currently focused on sponsored advertising but are seeking to diversify into SEO solutions to obtain broader online search visibility. However, the key distinction between our Resellers and Partners is our contractual and billing arrangement with the end user. We would sell our solutions to Resellers at a wholesale price, who would then resell that solution to the end user. Under our Partner program, we would typically maintain a direct billing (and performance) arrangement with end users and pay the Partner their partner fee from money collected from end users. We expect improved collections under this arrangement as Resellers would often collect fees from end users but delay payments to us, if at all. The shift from Resellers to Partners also resulted in the termination of underperforming resellers. We have reduced and streamlined our product offering to focus on solutions that can be implemented programmatically or have minimal human intervention. While some products are higher priced, the resources required to implement and monitor ongoing performance leads to an overall lower margin. Accordingly, the decline in revenues was offset by a decline in employee benefits expenses. We believe these changes will establish the foundations for future subscription revenue growth.

Advertising revenues declined 43.9% to A$140,907 (2024: A$251,368). Locafy-owned online directory assets are currently monetized through Google Ads. Similar to many websites globally that implemented Google Ads, our directory assets were negatively impacted by further changes made by Google to its advertising program. We also believe a significant factor leading to the decline in revenues has been the decrease in organic search traffic to websites more broadly and users increasingly conducting search queries through AI and alternative platforms.

Services revenues decreased 91.1% to A$49,949 (2024: A$561,241). The decline is primarily related to the non-recurrence of a high volume of services work performed in year ended June 30, 2024. The services work typically involved recommending bespoke solutions to be applied to customer-owned websites. While we believed it was opportunistic to complete that work during the year ended June 30, 2024, we purposefully restrained from performing such work in the year ended June 30, 2025, such work is not repeatable, is labor intensive and open for customers to deviate from our proposed recommendations during the customers’ implementation of those recommendations, leading to varying performance results.

Other Income

Other income increased by 432.3% to A$326,613 (2024: A$61,360). Subsequent to June 30, 2024, we finalized our assessment of our eligibility to receive an R&D Tax Incentive rebate relating to the year ended June 30, 2024, which such R&D Tax Incentive rebate was not recognized in the consolidated financial statements and notes thereto for the year ended June 30, 2024. On a similar basis, we expect our eligibility to receive an R&D Tax Incentive rebate will extend to R&D expenditure for the year ended June 30, 2025. The A$326,613 recognized in other income represents the portion of R&D Tax Incentive rebates for the year ended June 30, 2024 (A$225,879) and for the year ended June 30, 2025 (A$100,734) relating to R&D expenditure incurred that has not been capitalized as an intangible asset. The R&D Tax Incentive rebate for the year ended June 30, 2025, only relates to Australian-related expenditure. We have made a separate application to have our claim extended to incorporate relevant overseas expenditure. If successful, the R&D Tax Incentive rebate with respect to the overseas expenditure will be recognized as other income in that year. We may qualify to receive this grant in future years, depending on the nature of our research and development efforts.

Operating Expenses

	Year Ended June 30,		Change
	2025 A$	2024 A$ As Restated	A$	%
Technology expense	(1,243,678)	(890,778)	(352,900)	+39.6%
Employee benefits expense	(1,639,375)	(2,758,336)	1,118,961	-40.6%
Share based payments expense	(1,518,553)	567,204	(2,085,757)	+367.7%
Occupancy expense	(104,699)	(101,415)	(3,284)	+3.2%
Marketing expense	(178,376)	(187,046)	8,670	-4.6%
Consultancy expense	(782,567)	(853,850)	71,283	-8.3%
Other expenses	(150,653)	(65,341)	(85,312)	+130.6%
Depreciation and amortization expense	(1,677,284)	(1,473,999)	(203,285)	+13.8%
Expected credit loss expense	(370,869)	(272,236)	(98,633)	+36.2%
Total Operating Expenses	(7,666,054)	(6,035,797)	(1,630,257)	+27.0%

During the year ended June 30, 2025, total operating expenses increased 27.0% to A$7,666,054 (2024: A$6,035,797) primarily due to the accounting for share based payments expenses. The share based payments expenses incurred during the year ended June 30, 2025, were largely as a result of legacy transactions that are not reflective of our current business and are not expected to recur at similar levels in future periods. Further, the year ended June 30, 2024, included A$1,047,436 reversal in non-cash share-based payment expenses, which was related to the expiry of performance rights granted in prior years. No new performance rights were issued during the year ended June 30, 2025.

Pro forma Total Operating Expenses

We believe that presenting operating expenses excluding share based payment expenses provide investors with additional insight into the underlying trends in our cost structure and facilitates a more consistent comparison between periods. This information constitutes a non-IFRS financial measure and should be considered in addition to, and not a substitute for, the IFRS measure of total operating expenses.

The following table provides a reconciliation between the IFRS measure of total operating expenses and the non-IFRS (pro forma) measure that excludes share based payment expenses:

	Year Ended June 30,		Change
	2025 A$	2024 A$ As Restated	A$	%
Total Operating Expenses (IFRS)	(7,666,054)	(6,035,797)	(1,630,257)	+27.0%
Deduct: Share based payments expense	1,422,547	(1,047,436)	2,469,983	-235.8%
Pro forma Total Operating Expenses (Non-IFRS)	(6,243,507)	(7,083,233)	839,726	-11.9%

Note: “Pro forma Total Operating Expenses (Non-IFRS)” is a non-IFRS financial measure that excludes certain share based payment expenses, which in the current and prior periods were affected by extraordinary legacy transactions. Because share based payments are an ongoing component of our compensation structure, this measure should not be viewed as eliminating recurring costs. This measure is presented solely to illustrate the impact of these extraordinary transactions on our reported operating expenses.

Technology expense. Technology expense includes the software and hosting services required to operate and maintain our platform, software that we use in the management of our broader operations, and third-party solutions that we may offer for resale. Technology expense increased 39.6% to A$1,243,678 for the year ended June 30, 2025 (2024: A$890,778). The increase in technology expense for the year ended June 30, 2025, compared to the year ended June 30, 2024, is primarily attributed to a A$331,492 increase in expenses related to third-party software required in the delivery of our solutions and A$33,302 increase in expenses related to website hosting. These increases were offset by a A$12,196 reduction in general operational technology.

Employee benefits expense. The most significant components of operating expenses are personnel costs, relating to our engagement of employees and contractors, together with associated expenses including payroll taxes and insurances. Employee benefits expenses decreased 40.6% to A$1,639,375 for the year ended June 30, 2025 (2024: A$2,758,336). This decrease was mainly due to a decrease in sales and operations headcount during the year ended June 30, 2025, as a result of ongoing efforts to streamline our product suite and the engagement of third-party Partners to facilitate certain sales and end user support roles. We anticipate near term headcount growth to be associated with R&D as we continue to develop our technology and also in operational roles in line with our Partner growth strategy. We expect lower growth in sales-related roles as we continue to implement AI sales agent technologies. At June 30, 2025, we had 18 employees globally (2024: 36).

Share based payments expense. Between June 30, 2022, and June 30, 2024, in order to preserve cash and to maintain compliance with the Nasdaq Capital Market listing requirement for minimum stockholders’ equity of US$2.5 million, pursuant to Nasdaq Listing Rule 5550(b)(1), we converted A$1,634,982 outstanding debts into equity instruments in the form of 101,026 Performance Rights, with an aggregate fair value of A$1,337,835. A further A$499,982 was converted into 28,884 Performance Rights (with a fair value of A$472,498) as it related to the restitution of shares previously held by Gavin Burnett. Those shares were transferred to a third party in an effort to resolve claims made by that third party against us. However, in FY20 those claims were finally settled which led to those transferred shares being forfeited and cancelled.

As we did not meet the performance conditions of the Performance Rights, they had therefore expired and accordingly, A$1,337,835 was transferred from reserves to accumulated losses. However, as the Performance Rights were issued in order to extinguish debt to assist us maintain listing compliance and to reinstate shares previously cancelled in the course of resolving a legal dispute with a third party, during the period and after authorizing the FY24 consolidated financial statements, the independent directors considered these circumstances reasonable to view the treatment of these Performance Rights separately to those Performance Rights that had been issued in relation to employee remuneration. Accordingly, on November 26, 2024, the independent directors authorized the issue of 129,910 shares for no consideration. Fair value for these shares was A$1,422,547 based on a share price of US$7.11 and AUD:USD foreign exchange rate of 0.6493 i.e. approximately A$10.95 per share. In addition, A$96,006 of director fee expenses incurred during the year ended June 30, 2025, have or will be settled through the issue of shares.

The year ended June 30, 2024, included a A$1,047,436 reversal in non-cash share-based payment expenses, which was related to the expiry of performance rights issued from prior years.

Occupancy expense. The 3.2% increase in occupancy expenses for the year ended June 30, 2025, compared to the year ended June 30, 2024, was primarily due to the foreign exchange rate differences on short term office lease expenses.

Marketing expense. Marketing expenses decreased 4.6% to A$178,376 for the year ended June 30, 2025 (2024: A$187,046) primarily due to a A$76,352 reduction in the engagement of marketing consultants and a A$16,397 decrease in advertising and trade show costs, but offset by a A$84,939 increase in Partner referral fees.

Consultancy expense. Consultancy expense for the year ended June 30, 2025, was A$782,567 (2024: A$853,850). This reduction included A$142,867 in costs from certain suppliers who we have not renewed or relate to expenditure that we anticipate to be non-recurring.

Other expenses. The movement in other expenses primarily related to an increase in travel and insurance costs.

Depreciation and amortization expense. The increase in depreciation and amortization expense to A$1,677,284 for the year ended June 30, 2025 (2024: A$1,473,999), was primarily as a result of our increased capitalization of development costs.

Expected credit loss expense. The expected credit loss expense incurred during the year ended June 30, 2025, increased A$98,633 compared to the year ended June 30, 2024. We expect to be able to better manage customer collections as a result of implementing our Partner program and having a direct billing relationship with end users.

Comparison of the Years Ended June 30, 2024, and 2023

The following table sets forth information concerning our operating results for the years ended June 30, 2024, and 2023:

	Year Ended June 30,
	2024 A$ As Restated	2023 A$
Revenue	4,151,088	5,376,693
Other income	61,360	852,208
Technology expense	(890,778)	(1,718,974)
Employee benefits expense	(2,811,669)	(4,806,643)
Share based payments expense	620,537	(460,603)
Occupancy expense	(101,415)	(113,572)
Marketing expense	(187,046)	(318,492)
Consultancy expense	(853,850)	(874,638)
Other expenses	(65,341)	(213,051)
Depreciation and amortization expense	(1,473,999)	(1,355,170)
Expected credit loss expense	(272,236)	(295,262)
Operating loss	(1,823,349)	(3,927,504)
Foreign exchange gain / (loss)	(3,485)	141,285
Financial expenses	(114,199)	(105,367)
Loss before income tax	(1,941,033)	(3,891,586)
Income tax expense	-	-
Loss for the year	(1,941,033)	(3,891,586)
Other comprehensive income	3,023	(23,010)
Total comprehensive loss for the year	(1,938,010)	(3,914,596)

Revenue

	Year Ended June 30,		Change
	2024 A$	2023 A$	A$	%
Subscription revenue	3,338,479	4,891,743	(1,553,264)	-31.8%
Advertising revenue	251,368	315,524	(64,156)	-20.3%
Services revenue	561,241	169,426	391,815	+231.3%
Total revenue	4,151,088	5,376,693	(1,225,605)	-22.8%

Subscription revenues declined 31.8% to A$3,338,479 (2023: A$4,891,743). The decline is primarily related to the provision of extended billing relief to customers whose Proximity product campaigns were affected by their transition onto our upgraded technology platform and general reseller churn. It is our belief that the churn could have been mitigated through better reseller education as to the reasonable outcomes one could expect from implementing the Proximity products, and in particular the products’ role in generating addition traffic (audience) to an end user’s website rather than additional sales, which is also dependent upon other factors that are independent of the technology that we provide, including the strength of the website’s marketing message, the audience’s opinion of the end user’s business and of it products and services. We have sought to address these concerns by enhancing our reporting dashboard to highlight the key metrics that we believe are important to end users and in doing so, we are better positioned to articulate the value that our technology adds to an end user’s marketing efforts. We have rationalized our reseller base to focus on providing better support and user experience to them. We have seen this improve reseller retention and account growth. As a result of the reduction in resellers, we have also reduced the number of sales and operations staff.

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

Services revenues increased 231.3% to A$561,241 (2023: A$169,426). While historically, services engagements have not been a significant focus of our business, we were able to take advantage of a large commercial opportunity with Localista beginning in February 2024, and assist them in transforming their existing directory network’s SEO execution, which significantly increased our service revenue for the year ended June 30, 2024, as compared to the year ended June 30, 2023. This services work was closely tied to our acquisition of scoop.com.au from Localista, which we believe to be a valuable asset given its inherent SEO features that we can leverage upon by applying our technology and know-how. These SEO features would be difficult and expensive to replicate in a reasonable timeframe and include having a Moz Domain Authority score of 36, approximately 48,000 backlinks (including approximately 5,000 Wikipedia backlinks) and ranked for over 157,000 relevant organic keywords (according to Semrush). Other engagements leading to the significant increase in services revenues related to the implementation of our Article Accelerator and Keyword Maximizer products. Following the implementation of these products, we expect to receive recurring subscription revenue from product usage.

Other Income

Other income decreased by 92.8% to A$61,360 (2023: A$852,208) primarily due to a A$503,118 R&D tax incentive grant receivable for the year ended June 30, 2023, which was not assessed to the receivable during the year ended June 30, 2024. We may qualify to receive this grant in future years, depending on the nature of our research and development efforts. The decrease in other income is also due to lower gains from the extinguishment of liabilities, which did not occur during the year ended June 30, 2024.

Operating Expenses

	Year Ended June 30,		Change
	2024 A$ As Restated	2023 A$	A$	%
Technology expense	(890,778)	(1,718,974)	828,196	-48.2%
Employee benefits expense	(2,811,669)	(4,806,643)	1,994,974	-41.5%
Share based payments expense	620,537	(460,603)	1,081,140	-234.7%
Occupancy expense	(101,415)	(113,572)	12,157	-10.7%
Marketing expense	(187,046)	(318,492)	131,446	-41.3%
Consultancy expense	(853,850)	(874,638)	20,788	-2.4%
Other expenses	(65,341)	(213,051)	147,710	-69.3%
Depreciation and amortization expense	(1,473,999)	(1,355,170)	(118,829)	+8.8%
Expected credit loss expense	(272,236)	(295,262)	23,026	-7.8%
Total Operating Expenses	(6,035,797)	(10,156,405)	4,120,608	-40.7%

During the year ended June 30, 2024, total operating expenses decreased 40.7% primarily due to a decrease in employment and technology related expenses.

Technology expense. Technology expense includes the software and hosting services required to operate and maintain our platform, software that we use in the management of our broader operations, and third-party solutions that we may offer for resale. Technology expense decreased 48.2% to $890,778 for the year ended June 30, 2024 (2023: A$1,718,974). The decrease in technology expense for the year ended June 30, 2024, compared to the year ended June 30, 2023 is primarily attributed to a A$433,431 reduction in expenses related to third party software required in the delivery of our solutions. A further A$218,396 reduction in expenses related to general operational technology costs and a A$176,369 reduction resulting from the capitalization of certain costs.

Employee benefits expense. The most significant components of operating expenses are personnel costs, relating to our engagement of employees and contractors, together with associated expenses including recruitment, payroll taxes and insurances. Employee benefits expenses decreased 41.5% to A$2,811,669 for the year ended June 30, 2024 (2023: A$4,806,643). This decrease was mainly due to a decrease in sales and operations headcount during the year ended June 30, 2024, as a result of ongoing efforts to streamline our product suite and the geographical markets we serve. We anticipate near term headcount growth to be associated with R&D in line with our strategy to grow our digital asset portfolio followed by marketing resources to assist with its monetization. At June 30, 2024, we had 26 employees globally (2023: 34).

Share based payments expense. The year ended June 30, 2024, included A$1,047,436 reversal in non-cash share-based payment expenses, which was related to the expiry of performance rights issued from prior years.

Occupancy expense. The 10.7% decrease in occupancy expenses for the year ended June 30, 2024, compared to the year ended June 30, 2023, was primarily due to the termination of short-term office premises.

Marketing expense. Marketing expenses decreased 41.3% to A$187,046 for the year ended June 30, 2024 (2023: A$318,492) primarily due to a reduction in the engagement of marketing consultants.

Consultancy expense. Consultancy expense for the year ended June 30, 2024, was A$853,850 (2023: A$874,638). This included A$142,867 in costs from certain suppliers who we have not renewed or relate to expenditure that we anticipate to be non-recurring.

Other expenses. The movement in other expenses primarily related to a reduction in travel costs.

Depreciation and amortization expense. The increase in depreciation and amortization expense to A$1,473,999 for the year ended June 30, 2024 (2023: A$1,355,170) was as a result of our increased capitalization of development costs.

Expected credit loss expense. The impairment of financial assets during the year ended June 30, 2024, has resulted from writing off significantly aged receivables and are not reflective of our more recent operations.

B. Liquidity and Capital Resources

Plan of Operations and Future Funding Requirements – Going Concern

Our independent registered public accounting firm has issued an opinion on our consolidated financial statements included in this Annual Report that states that there is substantial doubt in respect of the assumption that we will continue as a going concern. We have incurred substantial operating losses and have used cash in our operating activities for the past few years. As of and for the year ended June 30, 2025, we had a net loss of A$4,314,231 and net cash used in operating activities of A$688,667. Additionally, as of June 30, 2025, the outstanding balance of our ASX Convertible Notes, including accrued and unpaid interest thereon, totaled A$249,100. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—ASX Convertible Notes”.

As at June 30, 2025, the Group had a short-term loan outstanding of A$178,180 (2024: nil), which relates to the financing of annual insurance premiums. The loan was entered into to fund the Group’s insurance obligations and is repayable in monthly instalments over the term of the agreement. The facility is unsecured, bears a fixed interest rate, and matures on February 28, 2026. The Group intends to repay the loan from operating cash flows as they become due.

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

ASX Convertible Notes

As of June 30, 2025, the outstanding balance of our unsecured convertible notes issued in 2015, including accrued and unpaid interest thereon, totaled A$249,100 (the “ASX Convertible Notes”). The ASX Convertible Notes had a maturity date of March 31, 2016, have a fixed repayment amount and are not accruing further interest. Of the A$249,100 in outstanding balance of the ASX Convertible Notes, an aggregate of A$130,000 in outstanding balance relates to a deregistered and defunct noteholder, and as such, we are unlikely to make repayments thereto. Pursuant to the ASX Convertible Notes, we are obligated to redeem each ASX Convertible Note that has not been redeemed, converted or is the subject of a conversion notice on the earlier of (i) the Maturity Date and (ii) the date of receipt by us of a written notice from a holder of the ASX Convertible Notes than an Event of Default (as defined in the ASX Convertible Notes) has occurred, in each case of (i) and (ii), by paying to the holder of the ASX Convertible Notes an amount equal to the applicable Maturity Redemption Value (as defined in the ASX Convertible Notes). The ASX Convertible Notes automatically convert to equity upon an ASX listing, however, as we are now listed on Nasdaq, we are unlikely to pursue an ASX listing. Accordingly, and pursuant to the terms of the ASX Convertible Notes, the ASX Convertible Notes can only be redeemed in cash at their face value plus interest.

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

Overview

Since our inception and through June 30, 2025, we have financed our operations and capital expenditures primarily through cash flows generated by operations and sales of our equity securities. From our inception in 2009 through to June 30, 2025, we have raised in excess of A$53 million of equity capital, which in the year ended June 30, 2025, included A$1.5 million in non-cash share based payments.

Comparison of the Years Ended June 30, 2025, and 2024

The following table shows our cash, accounts receivable and working capital as of the dates indicated:

	As at June 30,
	2025 A$	2024 A$

Cash and cash equivalents	594,671	275,875
Accounts receivable, net	876,347	793,947
Current liabilities	(1,776,580)	(2,397,844)
Working capital (1)	153,092	(1,033,667)

(1)Working capital is defined as current assets less current liabilities.

The table below presents our cash flows for the periods indicated:

	Years Ended June 30,
	2025 A$	2024 A$
Net cash used by operating activities	(688,667)	(1,112,902)
Net cash used by investing activities	(1,875,775)	(2,126,587)
Net cash from financing activities	2,888,247	341,128
Net increase / (decrease) in cash and cash equivalents	323,805	(2,898,361)
Net foreign exchange difference	(5,009)	(464)

Operating Activities

For the year ended June 30, 2025, net cash used in operating activities was A$688,667. This reflects a net loss of A$4,314,231 adjusted for non-cash items totaling A$4,004,394 and further impacted by a net cash outflow of A$378,830 from changes in working capital. Operating cash flows before movements in working capital of A$3,471,097 consisted of A$1,677,284 in depreciation and amortization expenses, A$96,006 in equity-settled employee benefits, A$100,734 from expected R&D tax incentive rebates, A$544,017 from capitalized R&D tax incentive rebates, A$370,869 from expected credit losses, A$5,595 in net foreign exchange gains, and A$1,422,547 share based payments to settle historical liabilities. Between June 30, 2022 and June 30, 2024, in order to preserve cash and to maintain compliance with the Nasdaq Capital Market listing requirement for minimum stockholders’ equity of $2.5 million, as outlined in Nasdaq Listing Rule 5550(b)(1), we converted A$1,634,982 outstanding debts into equity instruments in the form of 101,026 performance rights, with an aggregate fair value of A$1,337,835. A further A$499,982 was converted into 28,884 performance rights (with a fair value of A$472,498) as it related to the restitution of shares previously held by Gavin Burnett. Those shares were transferred to a third party in an effort to resolve claims made by that third party against us. However, in the year ended June 30, 2020, those claims were finally settled which led to those transferred shares being forfeited and cancelled. We did not meet the performance conditions of the performance rights, which had therefore expired on June 30, 2024. However, as the performance rights were issued in order to extinguish debt to assist us maintain listing compliance and to reinstate shares previously cancelled in the course of resolving a legal dispute with e third party, the independent directors considered these circumstances reasonable to view the treatment of these performance rights separately to those performance rights that had been issued in relation to employee remuneration. Accordingly, on November 26, 2024, the independent directors authorized the issue of 129,910 shares for no consideration. The fair value for these shares at the time of issue was A$1,422,547.

For the year ended June 30, 2024, net cash used in operating activities was A$1,112,902. This reflects a net loss of A$1,941,033 adjusted for non-cash items totaling A$1,021,001 and further impacted by a net cash outflow of A$192,870 from changes in working capital. Operating cash flows before movements in working capital of A$1,021,001 consisted of A$1,444,684 in depreciation and amortization expenses, A$29,314 from the disposal of intangible assets, A$53,420 from the acquisition of intangible assets, A$408,738 in share-based payments, A$36,600 from expected government rebates, A$272,236 from expected credit losses, A$3,485 in net foreign exchange losses and $1,047,436 from the expiry of unvested performance rights.

Investing Activities

For the year ended June 30, 2025, net cash used by investing activities was A$1,331,758, attributable to A$1,624,211 in cash payments for capitalized development costs, which was partially offset by A$544,016 R&D Tax Incentive received and cash payments for purchase of intellectual property of A$251,563.

For the year ended June 30, 2024, net cash used by investing activities was A$2,126,587, attributable to A$1,629,897 in cash payments for capitalized development costs, A$536,690 cash payments for purchase of intellectual property and A$40,000 in relation to the maturity of a term deposit.

Financing Activities

For the year ended June 30, 2025, net cash from financing activities was A$2,888,247, of which A$3,094,759 was from the issuance of shares, partially offset by A$77,844 from the net repayment of borrowings and A$128,668 reduction in leasing liabilities.

During the year, we also entered into an insurance premium funding arrangement resulting in a short term loan balance of A$178,181 as at June 30, 2025. The transaction did not result in the receipt of cash by us, as the lender directly settled the insurance premiums with the insurer. Accordingly, this represents a non-cash financing transaction recognized as a subrogated alibility and has been excluded from the statement of cash flows.

For the year ended June 30, 2024, net cash from financing activities was A$341,128, of which A$456,293 was from the issuance of shares, partially offset by A$30,000 from the net repayment of borrowings and A$85,165 reduction in leasing liabilities.

At The Market Offering Agreement with H.C. Wainwright & Co., LLC

On May 18, 2023, we entered into an at the market offering agreement (the “Sales Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”), as sales agent, under which we may offer and sell, from time to time, through Wainwright, our ordinary shares pursuant to an effective shelf registration statement on Form F-3, as amended (File No. 333-272066), declared effective by the SEC on June 1, 2023 and related prospectus supplement. Wainwright acts as our sales agent on a commercially reasonable efforts basis, consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of Nasdaq. If expressly authorized by us, Wainwright may also sell our ordinary shares in privately negotiated transactions. Wainwright is entitled to compensation at a fixed placement fee of 3.0% of the gross sales price of our ordinary shares made pursuant to the Sales Agreement. We have no obligation to sell any ordinary shares pursuant to the Sales Agreement, and may at any time suspend sales pursuant to the Sales Agreement. During the year ended June 30, 2025, we sold 273,530 ordinary shares under the Sales Agreement at a weighted average price of $7.69 per share, which resulted in net proceeds of approximately $2,029,678 (A$3,086,989) to us, after deducting sales commissions and expenses payable by us. Subsequent to June 30, 2025, we sold a further 69,728 ordinary shares under the Sales Agreement at a weighted average price of $7.38 per share, which resulted in net proceeds of approximately $531,805 (A$755,539) to us, after deducting sales commissions and expenses payable by us.

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

ASX Convertible Notes

As of June 30, 2025, the outstanding balance of our unsecured convertible notes issued in 2015, including accrued and unpaid interest thereon, totaled A$249,100 (the “ASX Convertible Notes”). The ASX Convertible Notes had a maturity date of March 31, 2016, have a fixed repayment amount and are not accruing further interest. Of the A$249,100 in outstanding balance of the ASX Convertible Notes, an aggregate of A$130,000 in outstanding balance relates to a deregistered and defunct noteholder, and as such, we are unlikely to make repayments to. Pursuant to the ASX Convertible Notes, we are obligated to redeem each ASX Convertible Note that has not been redeemed, converted or is the subject of a conversion notice on the earlier of (i) the Maturity Date and (ii) the date of receipt by us of a written notice from a holder of the ASX Convertible Notes than an Event of Default (as defined in the ASX Convertible Notes) has occurred, in each case of (i) and (ii), by paying to the holder of the ASX Convertible Notes an amount equal to the applicable Maturity Redemption Value (as defined in the ASX Convertible Notes). The ASX Convertible Notes automatically convert to equity upon an ASX listing, however, as we are now listed on Nasdaq, we are unlikely to pursue an ASX listing. Accordingly, and pursuant to the terms of the ASX Convertible Notes, the ASX Convertible Notes can only be redeemed in cash at their face value plus interest.

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

Standards and Interpretations Issued but not yet Effective

At the date of authorization of the consolidated financial statements, the Group has not applied the following new and revised IFRS Accounting Standards, Australian Accounting Standards , Interpretations and amendments that have been issued but are not yet effective:

New or revised requirement	Description	Effective
AASB 2014-10, IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associates or Joint Venture	1 January 2025
IFRS 9 and IFRS 7	Classification and Measurement of Financial Instruments	1 January 2026
AASB 18 and IFRS 18	Presentation and Disclosure in Financial Statements	1 January 2027
IFRS 19	Subsidiaries without Public Accountability: Disclosures	1 January 2027

The amendments to the individual Standards may be applied early, separately from the amendments to the other Standards, where feasible.

We do not anticipate that the amendments will have a material impact on the Group but may change the disclosure of accounting policies included in the consolidated financial statements.

Contractual Obligations

Our future minimum payments under non-cancellable contracts were as follows as of June 30, 2025:

					Payment due by period
Contractual Obligations	Total		Less than 1 year		1–3 years		3–5 years		More than 5 years
Short-Term Debt Obligations(1)	A$	427,280	A$	427,280	A$	-	A$	-	A$	-
Lease Payments(2)		215,632		151,716		63,916		-		-
Purchase Obligations(3)		46,372		46.372		-		-		-
Total	A$	689,284	A$	625,368	A$	63,916	A$	-	A$	-

(1)	Relate to unsecured notes which we would seek to repay.
(2)	We lease our corporate head office in Perth, Australia under an operating lease arrangement that expires November 20, 2026. The terms of the lease agreement provide for rental payments on a graduated basis. We recognize rent expense on a straight-line basis over the lease periods.
(3)	Amounts consist of purchase obligations with certain vendors to provide products and services for operating purposes.

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty. Other than the right of use asset for the corporate head office, we have no capital lease obligations and all of our property, equipment and software have been purchased with cash.

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

Interest Rate Risk

As of June 30, 2025, we had cash and cash equivalents of A$594,671. We have limited exposure to interest rate risk. Our exposure to market interest rates relates primarily to short-term deposits. Our cash and cash equivalents are not locked into long-term deposits at fixed rates so as to mitigate the risk of earning interest below the current floating rate. We do not have any credit facilities bearing variable interest rates or that allow lenders to reset the interest rate or the basis for the interest rate. Our ASX Convertible Notes totaling A$249,100, have matured, have a fixed repayment amount (including accrued interest) and are not accruing further interest.

Foreign Currency Exchange Rate Risk

As a result of services provided by third parties in the United States, Canada and Europe, we incur financial assets and liabilities in foreign currency denominated transactions that are affected by movements in the applicable exchange rate. We do not enter into any hedging transactions, although trade receivables and cash at banks held in foreign currency denominations provide a partial natural hedge against liabilities to be settled in foreign currencies. We are primarily exposed to foreign exchange risk inherent in U.S. dollar-denominated contracts related to our commercialization and acquisition activities. As of June 30, 2025, and June 30, 2024, we had a net exposure to the U.S. dollar of A$651,521 and A$188,703, respectively, primarily in cash and cash equivalents. An appreciation of the Australian dollar against the U.S. dollar by 10% would have increased our operating loss for the year ended June 30, 2025 by A$121,898 and increased our operating loss for the year ended June 30, 2024 by A$850,400, while a depreciation would have decreased our operating loss for the year ended June 30, 2025 by A$10,677 and would have increased our operating loss by A$814,006 for the year ended June 30, 2024. As we continue our commercialization and acquisition activities, we expect to face continued exposure to exchange rate risk from the U.S. dollar. There was minimal or insignificant exposure to the Euro, Great British Pound or to the Canadian dollar during the years ended June 30, 2025, and 2024.

C. Research and Development, Patents and Licenses

As of the date of this Annual Report, we do not have any granted or issued patents or licenses, or any pending patents or licenses. We have continued research and development of our core technologies to further enhance its performance and extend their applicable commercial use cases. We receive R&D Tax Incentive rebates from the Australian government for eligible research and development expenditure.

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

Name	Age	Position(s)
Gavin Burnett	56	Chief Executive Officer and Managing Director
Melvin Tan	48	Chief Financial Officer and Executive Director
Collin Visaggio	64	Chairman of the Board and Non-Executive Director
Ranko Matic	57	Non-Executive Director
John Chegwidden	63	Non-Executive Director

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

We believe Mr. Burnett is qualified to serve as a member of our board of directors because of his deep industry expertise, extensive leadership experience and intimate knowledge of our business, as well as his proved track record in founding, growing and commercializing technology ventures, which are instrumental to Locafy’s strategic direction and long-term success.

Melvin Tan, Chief Financial Officer and Executive Director

Mr. Tan has served as our Chief Financial Officer since May 2012 and served as a member of our board of directors since August 2016. Mr. Tan has held senior finance roles in technology companies for the majority of his career and has experience in growing businesses organically and through strategic acquisitions. Mr. Tan worked as a finance executive in both public and private companies as well as a public accounting firm. He is a Fellow Certified Practicing Accountant (FCPA), Fellow Governance Institute Australia (FGIA/FCIS) and holds Bachelor Degrees in Law and Commerce from The University of Western Australia (LLB, BCom).

We believe Mr. Tan is qualified to serve as a member of our board of directors because of his extensive experience in financial management and corporate governance, his expertise in growing technology businesses and his deep knowledge of Locafy’s operations, which support the board’s oversight and the Company’s strategic growth.

Non-Employee Directors

Collin Visaggio, Chairman of the Board and Non-Executive Director

Mr. Visaggio has served as a member of our board of directors and chairperson since August 2017. Mr. Visaggio has 35 years of experience in corporate leadership, strategy, financing and governance. He was formerly the Chief Financial Officer of InterOil Corporation, a company he listed on the New York Stock Exchange in March 2009. Collin previously held senior business positions within Woodside Petroleum and BP Australia. He also served on the board of directors of Santa Maria Ladies College from 2004 to March 2010, including as Chairman for four of those years. He has a Bachelor of Business from Curtin University and a Master’s Degree in Business Administration from Murdoch University.

We believe Mr. Visaggio is qualified to serve as a member of our board of directors because of his extensive experience in corporate leadership, capital markets and governance, as well as his proven track record in strategic planning and financial management, which strengthen the board’s oversight and supports the Company’s long-term growth.

Ranko Matic, Non-Executive Director

Mr. Matic has served as a non-executive director on our board of directors since June 2022. Mr. Matic is a Chartered Accountant with over 30 years of experience in financial and executive management, accounting, audit, business and corporate advisory. Mr. Matic is a director of a corporate management and advisory company based in Perth and has specialist expertise and exposure in areas of audit, corporate services, due diligence, mergers and acquisitions, and valuations. Mr. Matic is a non-executive director of Cosmo Metals Limited (ASX: CMO), Panther Metals Limited (ASX: PNT) and Cavalier Resources Limited (ASX: CVR) and formerly a non-executive director of Lycaon Resources Limited (ASX: LYN), Australia Gold & Copper Limited (ASX: AGC) and Argosy Minerals Limited (ASX: AGY).

We believe Mr. Matic is qualified to serve as a member of our board of directors because of his extensive experience in accounting, audit and corporate advisory, as well as his expertise in mergers and acquisitions, due diligence and valuations, which enhance the board’s financial oversight and strategic decision-making capabilities.

John Chegwidden, Non-Executive Director

Mr. Chegwidden is a Chartered Accountant with over 36 years of experience in corporate & business advisory, corporate governance & risk, financial management & accounting, corporate funding, IPO’s/RTO’s and shareholder management. Mr. Chegwidden holds a senior management role in a business & corporate advisory company based in Perth. Mr. Chegwidden has previously held executive director, non-executive director and company secretary positions on a number of ASX listed companies. He is presently a director of two Australia unlisted public companies, a director of an Australian not-for-profit company in the aged care sector and formerly a non-executive director of Adelong Gold Limited (ASX: ADG).

We believe Mr. Chegwidden is qualified to serve as a member of our board of directors because of his extensive experience in corporate governance, financial management and capital markets, along with his background in corporate advisory and board leadership roles, which strengthen the board’s oversight and strategic capabilities

The board of directors continually assesses its composition and skills matrix to consider the addition of board and management resources our business develops and grows.

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

Summary of Compensation

The following table provides information about the compensation awarded to, earned by or paid to each of our directors and executive officers for the year ended June 30, 2025.

	Short term			Post- employment	Other long term	Share-based payments
	Salary & fees A$	Cash bonus & non- monetary benefits A$	Annual leave accrual(1) A$	Super- annuation A$	Long service leave accrual(2) A$	Equity settled salary & fees A$	Historical debt extinguishment & share restitution(3) A$	Total A$

Non-Employee Directors
Collin Visaggio	53,334	-	-	-	-	26,666	182,092	262,092
Ranko Matic	60,000	-	-	-	-	-	-	60,000
John Chegwidden	-	-	-	-	-	69,340	-	69,340
Executive Officers and Directors							-
Gavin Burnett	339,222	-	(5,492)	9,554	15,601	-	485,731	844,616
Melvin Tan	213,846	-	10,123	24,592	6,468	-	579,520	834,549
Total	666,402	-	4,631	34,146	22,069	96,006	1,247,343	2,070,597

(1)	Represents accounting adjustments for accrued annual leave.
(2)	In accordance with AASB 119 Employee Benefits, long service leave is classified as other long-term employee benefits.
(3)	See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Operating Activities”, and Note 30 to the consolidated financial statements to this Annual Report.

Executive Employment, Consulting and Management Arrangements and Termination and Change in Control Benefits

Following is a summary description of material terms of compensation awarded to, earned by, paid or payable to our named executive officers pursuant to agreements or arrangements.

Gavin Burnett, Chief Executive Officer and Managing Director

On April 9, 2025, we entered into a new Executive Agreement with Gavin Burnett (the “Burnett Agreement”) pursuant to which Mr. Burnett is serving as our Chief Executive Officer and Managing Director. The Burnett Agreement will continue on an ongoing basis, unless terminated earlier in accordance with its terms. Pursuant to the Burnett Agreement, we will pay Mr. Burnett A$334,500 per annum, inclusive of superannuation and exclusive of any short-term incentives, long term incentives or bonus entitlements. Our Compensation Committee is yet to determine the composition of any short-term incentives, long term incentives or bonus entitlements to be awarded to Mr. Burnett.

The Burnett Agreement contains other terms and conditions considered standard for an agreement of this nature.

On January 1, 2020, we entered into an Executive Agreement with Gavin Burnett (the “Prior Burnett Agreement”). The Burnett Agreement continued on an ongoing basis, until the entry by us and Mr. Burnett into the Burnett Agreement, as described above. Pursuant to the Prior Burnett Agreement, we paid Mr. Burnett A$333,000 per annum, inclusive of superannuation and exclusive of any short-term incentives, long term incentives or bonus entitlements. Under the Prior Burnett Agreement, if certain short-term incentive milestones were achieved within the required time frame, Mr. Burnett was eligible to receive a percentage increase to his base salary. In addition, if 100 to 125 percent of certain Gross Revenue Targets (as defined in the Prior Burnett Agreement) were reached by certain dates, Mr. Burnett was eligible to receive increases to his base salary, as specified in the Prior Burnett Agreement.

Melvin Tan, Chief Financial Officer and Executive Director

On April 9, 2025, we entered into a new Executive Agreement with Melvin Tan (the “Tan Agreement”) pursuant to which Mr. Tan is serving as our Chief Financial Officer. The Tan Agreement will continue on an ongoing basis, unless terminated earlier in accordance with its terms. Pursuant to the Tan Agreement, we will pay Mr. Tan A$289,900 per annum, inclusive of superannuation and exclusive of any short-term incentives, long term incentives or bonus entitlements. Our Compensation Committee is yet to determine the composition of any short-term incentives, long term incentives or bonus entitlements to be awarded to Mr. Tan.

The Tan Agreement contains other terms and conditions considered standard for an agreement of this nature.

On January 1, 2020, we entered into an Executive Agreement with Melvin Tan (the “Prior Tan Agreement”). The Prior Tan Agreement continued on an ongoing basis until the entry into the Tan Agreement, as described above. Pursuant to the terms of the Prior Tan Agreement, we paid Mr. Tan A$222,000 per annum, inclusive of superannuation and exclusive of any short-term incentives, long term incentives or bonus entitlements. Under the Prior Tan Agreement, if certain short-term incentive milestones were achieved within the required time frame, Mr. Tan was eligible to receive a percentage increase to his base salary. In addition, if 100 to 125 percent of certain Gross Revenue Targets (as defined in the Prior Tan Agreement) was reached by certain dates, Mr. Tan was eligible to receive increases to his base salary, as specified in the Prior Tan Agreement.

C. Board Practices

Our board of directors currently consists of five directors. Our board of directors will facilitate its exercise of independent supervision over management by ensuring that a majority of its members are “independent”. Under our Constitution, at each annual general meeting, one-third of the directors, other than the Managing Director, or if their number is not a multiple of three, then the number nearest to one-third (rounded upwards in case of doubt) of the directors must retire. The following table provides the beginning and expiration of each director’s term as of June 30, 2025:

Name	Beginning of Term	Expiration of Term
Gavin Burnett (1)	N/A	N/A
Melvin Tan	November 26, 2024	At the 2026 annual general meeting
Collin Visaggio	November 29, 2023	At the 2025 annual general meeting
Ranko Matic	December 28, 2022	At the 2025 annual general meeting
John Chegwidden	November 26, 2024	At the 2026 annual general meeting

(1)	Appointed as Managing Director on April 23, 2009.

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

Foreign Private Issuer Status

As of June 30, 2025, we had 3,002 record holders of our ordinary shares, with 363 record holders in Australia, representing 45.5% of our outstanding ordinary shares, 2,265 record holders in the United States, representing 32.1% of our outstanding ordinary shares and 374 record holders from other countries, representing 22.4% or our outstanding ordinary shares. Accordingly, we are a “foreign private issuer” under SEC and Nasdaq rules, which also exempts us, as well as our directors, executive officers and 10% shareholders, from certain requirements that apply to U.S. public companies and their directors, executive officers and 10% shareholders. See “Item 3. Key Information—D. Risk Factors—We are a “foreign private issuer” and may have disclosure obligations that are different from those of U.S. domestic reporting companies. As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which could limit the information publicly available to our shareholders.”

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

The members of our Audit and Risk Committee are Collin Visaggio, Ranko Matic and John Chegwidden. Our board of directors has determined that each of Mr. Visaggio, Mr. Matic and Mr. Chegwidden satisfies the independence requirements under Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chairperson of our Audit and Risk Committee is Collin Visaggio. Our board of directors has determined that each of Mr. Visaggio, Mr. Matic and Mr. Chegwidden is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our Audit and Risk Committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each member’s scope of experience and the nature of his or her employment.

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

D. Employees

As of June 30, 2025, we had 18 staff, comprising employees and contractors. Of these staff 13 were employed in Australia, 4 in the Philippines and 1 in the United States. 14 of these staff were employed on a full time basis and 4 on a part time basis. These staff are engaged in technical development, sales and marketing, customer support, finance, legal, human resources and general management. We rely upon and engage consultants on a contract basis to provide services, management and personnel who assist us to carry on our technical development, administrative, shareholder communication and marketing activities.

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

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules provide that beneficial ownership includes ordinary shares issuable pursuant to the exercise of stock options or warrants or upon conversion of a security that are either exercisable or convertible within 60 days of September 30, 2025. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. As of June 30, 2025, we had 3,002 record holders of our ordinary shares, with 363 record holders in Australia, representing 45.5% of our outstanding ordinary shares, and 2,265 record holders in the United States, representing 32.1% of our outstanding ordinary shares. The address for our directors and executive officers is c/o Locafy Limited, 246 Churchill Avenue, Subiaco, Western Australia 6008, Australia. As of June 30, 2025, there were 1,799,055 ordinary shares issued and outstanding.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
Named Executive Officers and Directors:
Gavin Burnett	175,026	9.7%
Melvin Tan	127,594	7.1%
Collin Visaggio	65,260	3.6%
Ranko Matic	1,930	* %
John Chegwidden	3,676	* %
All Current Executive Officers and Directors as a Group (5 persons)	373,486	20.8%

*	Represents beneficial ownership of less than 1%

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

B. Significant Changes

A discussion of significant changes since June 30, 2025, is provided under Item 5 of this Annual Report and is incorporated herein by reference.

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

B. Memorandum and Articles of Association

We were incorporated on April 23, 2009 under the name Gumiyo Australia Pty Ltd. under the Corporations Act. On February 24, 2012 we changed our name to Moboom Limited and on January 14, 2021, we changed our name to Locafy Limited. The following description of the material terms of our Constitution is a summary and does not purport to be complete. It should be read in conjunction with our Constitution, attached as Exhibit 1.1 to this Annual Report, and certain sections of the Corporations Act.

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

Below is a reconciliation of the number of ordinary shares outstanding from June 30, 2024 through June 30, 2025:

Number of Ordinary shares
Ordinary shares outstanding at June 30, 2024	1,382,185
Shares issued from capital raises	273,530
Share based payments	13,430
Shares issued to extinguish debt	101,026
Shares issued to reinstate shares previously cancelled	28,884
Ordinary shares outstanding at June 30, 2025	1,799,055

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

Under Australia’s Foreign Investment Regime, as currently in effect, foreign persons must make a mandatory notification to the Australian Federal Treasurer through the Foreign Investment Review Board (“FIRB”) and obtain receipt of a no objections notification from the Australian Federal Treasurer in the following circumstances (among others):

●	all foreign persons acquiring a ‘direct interest’ (generally an interest of 10% or more) of the shares in a company that is a ‘national security business’, regardless of value;

●	‘foreign government investors’ acquiring a direct interest in the share of any company, regardless of value; and

●	‘foreign persons’ that are not ‘foreign government investors’ acquiring a substantial interest (generally 20% or more) of the shares in a company which has a total asset value of A$339 million or more (or A$1,464 million or more in the case of investors incorporated in the US and ultimately owned by entities and persons within the US).

At present, we do not have total assets of A$339 million and we are not a ‘national security business’.

An entity is a ‘foreign government investor’ if it is:

●	a foreign government or separate government entity; or

●	a corporation, trust or limited partnership in which foreign government entities/separate government entities/ from:

○	a single country, together with associates, hold (directly or indirectly) an interest of 20% or more (including through actual or potential voting power); or

○	multiple countries, together with associates, hold (directly or indirectly) interests of 40% or more in aggregate (including through actual or potential voting power) – provided the interest holders do not meet certain passive investor requirements.

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

Although we do not believe that we will be a PFIC for the tax year ending June 30, 2025, our determination is based on an interpretation of complex provisions of the law, which are not addressed in a significant number of administrative pronouncements or rulings by the Internal Revenue Service (the “IRS”). Accordingly, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year. Because we may continue to hold a substantial amount of cash and cash equivalents, and because the calculation of the value of our assets may be based in part on the value of our ordinary shares, which may fluctuate considerably, we may be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status.

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

A. Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this Annual Report. Based on such evaluation, particularly given the size and nature of our Company, our Chief Executive Officer and Chief Financial Officer have concluded that as of June 30, 2025, our disclosure controls and procedures were not effective.

As a result of lacking an effective accounting review process, we had to restate the Prior Financial Statements. In preparing our consolidated financial statements as of and for the years ended June 30, 2025, and 2024, we identified material weaknesses in our internal control over financial reporting. As a result of lacking an effective accounting review process, material adjustments were made to the consolidated financial statements for the fiscal year ended June 30, 2024, in order to be in conformity with IFRS Accounting Standards.  We also identified a material weakness relating to insufficient review of non-routine and judgmental transactions and inadequate controls over share-based payment accounting, which led to inadequate controls over financial statement closing process. Additionally, material adjustments were made to the consolidated financial statements for the last fiscal year in order to confirm with IFRS Accounting Standards. These material weaknesses resulted in identified material misstatements to the consolidated financial statements, and the prior consolidated financial statements being restated. As a result of these material weaknesses, the Company’s management, under the supervision of the Audit Committee and with participation of our Chief Executive Officer and Chief Financial Officer, concluded that our internal control over financial reporting was not effective as of June 30, 2025. We also identified a significant deficiency relating to insufficient written policies and procedures for accounting and financial reporting which led to an inadequate financial statement closing process.

B. Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

Our management, including the Chief Executive Officer and the Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS Accounting Standards, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

Our internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with our policies and procedures.

Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2025. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). Based on our assessment, management has concluded that our internal control over financial reporting was not effective as of June 30, 2025.

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

Mr. Matic is a Chartered Accountant with over 31 years of experience in financial and executive management, accounting, audit, business and corporate advisory. Mr. Matic is a director of a chartered accounting firm and a corporate management and advisory company based in Perth and has specialist expertise and exposure in areas of audit, corporate services, due diligence, mergers and acquisitions, and valuations.

Mr. Chegwidden is a Chartered Accountant with over 36 years of experience in corporate & business advisory, corporate governance & risk, financial management & accounting and capital raisings. Mr. Chegwidden holds a senior management role in a business & corporate advisory company based in Perth.

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

A. Audit Fees

On February 10, 2025, pursuant to section 329(5) of the Corporations Act 2001 (Cth) (Corporations Act) and the Australian Securities and Investments Commission’s consent to the resignation, Grant Thornton Audit Pty Ltd (“Grant Thornton”) resigned as our independent registered public accounting firm. Grant Thornton’s resignation was due to commercial reasons and in tandem with Grant Thornton’s rotational requirements, and not in connection with any disagreements (as such term is defined in Item 304(a)(1)(iv) of Regulation S-K of the Securities Exchange Act of 1934, as amended (“Regulation S-K”) and the related instructions to Item 304 of Regulation S-K) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

On February 10, 2025, in connection with the resignation of Grant Thornton, we engaged BDO Audit Pty Ltd. (“BDO”) as our independent registered public accounting firm for the fiscal year ended June 30, 2025, effective immediately. During the year ended June 30, 2024, and the subsequent interim period through February 10, 2025, neither us nor anyone on our behalf consulted with BDO regarding (i) the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that BDO concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement,” as defined in Item 304(a)(1)(iv) of Regulation S-K, or a “reportable event,” as defined in Item 304(a)(1)(v) of Regulation S-K.

The following sets forth the aggregate fees billed for each of the last two fiscal years for professional fees to each principal accountant for the audit of the annual financial statements or for services normally provided by the accountant in connection with statutory and regulatory filings or engagements for each of those fiscal years. Fees for the fiscal year ended June 30, 2024, were incurred and paid to Grant Thornton, our prior independent registered public accounting firm. Fees for the fiscal year ended June 30, 2025, included fees incurred and paid to Grant Thornton as well as fees incurred and paid to BDO, our current independent registered public accounting firm.

Fiscal year ended June 30, 2025
Grant Thornton	A$	149,174
BDO	A$	137,700
Total fiscal year ended June 30, 2025	A$	286,874
Fiscal year ended June 30, 2024	A$	147,770

Audit fees consists of fees for professional services rendered by each principal independent registered public accountant for the audit related work connected to annual financial statements, review of interim financial statements for each of those fiscal years.

B. Audit-Related Fees

The following sets forth additional aggregate fees to those reported under “Audit Fees” in each of the last two fiscal years that were provided by each principal accountant that are reasonably related to the performance of the audit or review of the financial statements:

Fiscal year ended June 30, 2025
Grant Thornton	A$	15,000
BDO	A$	-
Total fiscal year ended June 30, 2025	A$	15,000
Fiscal year ended June 30, 2024	A$	20,045

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

C. Tax Fees

The following sets forth the aggregate fees billed in each of the last two fiscal years for professional services rendered by each principal accountant for tax compliance, tax advice and tax planning:

Fiscal year ended June 30, 2025	-
Fiscal year ended June 30, 2024	-

D. All Other Fees

The following sets forth the aggregate fees billed in each of the last two fiscal years for products and services provided by each principal accountant not described above, including advisory services related to our Interactive Data File (XBRL information):

Fiscal year ended June 30, 2025	-
Fiscal year ended June 30, 2024	-

E. Audit Committee Pre-Approval Policies and Procedures

Our Audit and Risk Committee pre-approves our engagement of BDO to render audit or non-audit services in terms of its non-audit services policy. All of the services described above were approved in terms of our delegation of authority framework and the Audit and Risk Committee’s policy on non-audit services.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F.	Change in Registrant’s Certifying Accountant

On February 10, 2025, pursuant to section 329(5) of the Corporations Act 2001 (Cth) (Corporations Act) and the Australian Securities and Investments Commission’s consent to the resignation, Grant Thornton Audit Pty Ltd (“Grant Thornton”) resigned as the independent registered public accounting firm the Company. Grant Thornton’s resignation was due to commercial reasons and in tandem with Grant Thornton’s rotational requirements, and not in connection with any disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. The reports of Grant Thornton regarding the Company’s consolidated financial statements for the fiscal years ended June 30, 2024, and 2023 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that the reports for the fiscal years ended June 30, 2024, and 2023 included an explanatory paragraph relating to substantial doubt about the Company’s ability to continue as a going concern. During the fiscal years ended June 30, 2024 and 2023, and through February 10, 2025, the date of Grant Thornton’s resignation, there were (a) no disagreements between the Company and Grant Thornton on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Grant Thornton, would have caused Grant Thornton to make reference to such disagreement in its reports and (b) no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions).

On February 10, 2025, in connection with the resignation of Grant Thornton, following approval by the Audit Committee, the Company engaged BDO Audit Pty Ltd. (“BDO”) as the Company’s independent registered public accounting firm for the fiscal year ended June 30, 2025, effective immediately. In connection with the engagement, BDO will audit the Company’s consolidated financial statements for the year ended June 30, 2025. During the Company’s most recent fiscal year ended June 30, 2024, and the subsequent interim period through February 10, 2025, neither the Company nor anyone on its behalf has consulted with BDO regarding (i) the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that BDO concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement,” as defined in Item 304(a)(1)(iv) of Regulation S-K, or a “reportable event,” as defined in Item 304(a)(1)(v) of Regulation S-K.

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

We have adopted an Insider Trading Policy, which governs the purchase, sale, and other dispositions of our securities by our Board and our officers, employees, consultants, contractors and any other party retained by the Company in any capacity, which such Insider Trading Policy is designed to promote compliance with applicable insider trading laws, rules and regulations in the United States and Australia. Since the adoption of our insider trading policy, the policy administrator has not granted any such exemptions to the policy’s general prohibition on hedging or pledging. While the Company is not subject to the insider trading policy, the Company does not trade in its securities when it is in possession of material nonpublic information other than pursuant to previously adopted Rule 10b5-1 trading plans.

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

PART III

ITEM 17.	Financial Statements

Not applicable.

ITEM 18.	Financial Statements

See our consolidated financial statements beginning on page F-1, which are filed as part of this Annual Report and incorporated herein by reference.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1	Constitution of Locafy Limited, as currently in effect (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

2.1	Description of Securities (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F, filed with the SEC on October 11, 2023.

2.2	Constitution of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

2.3	Form of Deed Poll Constituting Convertible Loan Notes (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

2.4	Form of Representative’s Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

2.5	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

2.6	Form of Convertible Note Deed (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

2.7	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

2.8	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

4.1*#	Executive Agreement, dated April 9, 2025, by and among Locafy Limited (f/k/a Moboom Limited) and Gavin Burnett.

4.2#	Company Performance Rights Plan (as of July 16, 2021) (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

4.3	Form of Deed of Access, Insurance and Indemnity (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

4.4	Lease Agreement, by and between Landville Pty Ltd and Victor Vlahos as trustee for the Victor Vlahos Family trust and Locafy Limited (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1, filed with the SEC on February 1, 2022).

4.5*#	Executive Agreement, dated April 9, 2025, by and among Locafy Limited (f/k/a Moboom Limited) and Melvin Tan.

4.6	Form of Warrant Agency Agreement, by and between Computershare Inc. and Computershare Trust Company, N.A., and Locafy Limited (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on March 7, 2022).

4.7	At The Market Offering Agreement, dated May 18, 2023, by and between Locafy Limited and H.C. Wainwright & Co., LLC (incorporated by reference to Exhibit 1.2 to the Company’s Registration Statement on Form F-3, filed with the SEC on May 19, 2023).

8.1	List of subsidiaries (incorporated by reference to Exhibit 21.1 to the Company’s Registration on Form F-1/A, filed with the SEC on March 7, 2022).

11.1	Insider Trading Policy of Locafy Limited (incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F filed with the SEC on November 12, 2025).

12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).

12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).

13.1**	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of BDO Audit Pty Ltd, an Independent Registered Public Accounting Firm.

15.2*	Consent of Grant Thornton Audit Pty Ltd, an Independent Registered Public Accounting Firm.

97.1	Compensation Recovery Policy of Locafy Limited (incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F filed with the SEC on November 12, 2025).

101.INS*	Inline XBRL Instant Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBLR Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase

104*	Cover Page Interactive Data File – (formatted as Inline XBRL and contained in Exhibit 101)

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

LOCAFY LIMITED

November 12, 2025	By:	/s/ Gavin Burnett
	Name:	Gavin Burnett
	Title:	Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

Locafy Limited

Subiaco, Western Australia, Australia

Opinion on Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Locafy Limited and its controlled entity (the Company) as of June 30, 2025, the related consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for the year then ended, and the related notes (collectively referred to as the ‘consolidated financial statements’). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (‘IFRS Accounting Standards’).

Substantial doubt about the Company’s ability to continue as a going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3.2 to the consolidated financial statements, the Company suffered losses from operations, incurred operating cash outflows and is reliant on future capital raises. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 3.2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (‘PCAOB’) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO Audit Pty Ltd

We have served as the Company’s auditor since 2025.
Sydney, Australia
November 11, 2025

REPORT OF PRIOR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Locafy Limited

Opinion on the financial statements

We have audited the consolidated statement of financial position of Locafy Limited and subsidiaries (the “Company”) as of June 30, 2024, the related consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the two years in the period ended June 30, 2024, and the related notes (collectively referred to as the “financial statements”).

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

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The 2024 financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3.2 to the 2024 financial statements, the Company incurred a net loss of $1,941,033 during the year ended June 30, 2024, and as of that date, the Company’s incurred operating cash outflows of $1,112,902. These conditions, along with other matters as set forth in Note 3.2, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3.2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Restatement of Previously Issued Consolidated Financial Statements

As discussed in Note 32 “Restatement of 30 June 2024 balances” to the 2024 consolidated financial statements, the Company has restated its consolidated financial statements for the year ended June 30, 2024, to correct certain misstatements.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON AUDIT PTY LTD

We have served as the Company’s auditor from 2021 to 2024.

Perth, Western Australia

November 12, 2024, except for the effects of the restatement discussed in Note 31 to the consolidated financial statements, as to which the date is August 22, 2025.

Locafy Limited

Consolidated statement of profit or loss and other comprehensive income for the years ended 30 June 2025, 30 June 2024 and 30 June 2023

		Consolidated Group
	Notes	2025 A$	2024 A$ (As Restated)	2023 A$

Revenue	5	3,202,692	4,151,088	5,376,693
Other income	6	326,613	61,360	852,208
Technology expense		(1,243,678)	(890,778)	(1,718,974)
Employee benefits expense		(1,639,375)	(2,758,336)	(4,806,643)
Share based payments expense	30	(1,518,553)	567,204	(460,603)
Occupancy expense		(104,699)	(101,415)	(113,572)
Marketing expense		(178,376)	(187,046)	(318,492)
Consultancy expense		(782,567)	(853,850)	(874,638)
Other expenses	8	(150,653)	(65,341)	(213,051)
Depreciation and amortization expense		(1,677,284)	(1,473,999)	(1,355,170)
Expected credit loss expense		(370,869)	(272,236)	(295,262)
Operating loss		(4,136,749)	(1,823,349)	(3,927,504)

Foreign exchange gain / (loss)		5,595	(3,485)	141,285
Financial expenses	8	(183,077)	(114,199)	(105,367)
Loss before income tax		(4,314,231)	(1,941,033)	(3,891,586)

Income tax expense	9	-	-	-
Loss for the year		(4,314,231)	(1,941,033)	(3,891,586)

Other comprehensive income:
Items that will be reclassified subsequently to profit and loss
Exchange differences on translating foreign operations		(10,604)	3,023	(23,010)

Total comprehensive income/(loss) for the year		(4,324,835)	(1,938,010)	(3,914,596)

Earnings per share
Basic loss per share	25	(2.63)	(1.49)	(3.69)
Diluted loss per share	25	(2.63)	(1.49)	(3.69)

This statement should be read in conjunction with the notes to the consolidated financial statements.

Locafy Limited

Consolidated statement of financial position

As at 30 June 2025

		Consolidated Group
	Notes	2025 A$	2024 A$ (As Restated)
Assets
Current assets
Cash and cash equivalents		594,671	275,875
Trade and other receivables	10	876,347	793,947
Other assets	11	458,654	294,355
Total current assets		1,929,672	1,364,177

Non-current assets
Property, plant and equipment	13	98,016	196,929
Right of use assets	14	164,613	280,810
Intangible assets	15	3,634,794	4,204,966
Total non-current assets		3,897,423	4,682,705

Total assets		5,827,095	6,046,882

Liabilities
Current liabilities
Trade and other payables	16	382,473	1,141,886
Borrowings	17	427,280	271,600
Provisions	18	136,508	211,300
Accrued expenses	19	518,930	496,749
Lease liabilities	14	141,174	128,669
Contract and other liabilities	20	170,215	147,640
Total current liabilities		1,776,580	2,397,844

Non-current liabilities
Lease liabilities	14	62,736	203,909
Provisions	18	162,102	133,399
Total non-current liabilities		224,838	337,308
Total liabilities		2,001,418	2,735,152

Net assets		3,825,677	3,311,730

Equity
Issued capital	21	53,201,097	48,588,888
Reserves	22	756,377	1,878,243
Accumulated losses	23	(50,131,797)	(47,155,401)
Total equity		3,825,677	3,311,730

This statement should be read in conjunction with the notes to the consolidated financial statements.

Locafy Limited

Consolidated statement of changes in equity

for the years ended 30 June 2025, 30 June 2024 and 30 June 2023

Consolidated	Notes	Issued capital	Foreign currency translation reserve	Share based payments and other reserve	Convertible note reserve	Accumulated losses	Total
		A$	A$	A$ (As Restated)	A$	A$ (As Restated)	A$ (As Restated)
Balance at 1 July 2022		45,038,037	143,780	5,021,974	140,721	(45,227,027)	5,117,485
Loss for the year	23	-	-	-	-	(3,891,586)	(3,891,586)
Exchange difference on translation of foreign operations	22	-	(23,010)	-	-	-	(23,010)
Total comprehensive income/(loss) for the year		-	(23,010)	-	-	(3,891,586)	(3,914,596)

Issue of ordinary shares	21	3,295,822	-	-	-	-	3,295,822
Share issue transaction costs	21	(403,373)	-	-	-	-	(403,373)
Issue of performance rights	22	-	-	866,105	-	28,514	894,619
Transfer to accumulated losses on historical expiry of share options	22	-	-	(3,603,916)	-	3,603,916	-
Transfer to accumulated losses on historical conversion of notes	22	-	-	-	(140,721)	140,721	-
Balance at 30 June 2023		47,930,486	120,770	2,284,163	-	(45,345,462)	4,989,957

Balance at 1 July 2023		47,930,486	120,770	2,284,163	-	(45,345,462)	4,989,957
Loss for the year	23	-	-	-	-	(1,941,033)	(1,941,033)
Exchange difference on translation of foreign operations	22	-	3,023	-	-	-	3,023
Total comprehensive income/(loss) for the year		-	3,023	-	-	(1,941,033)	(1,938,010)

Issue of ordinary shares	21	769,936	-	-	-	-	769,936
Share issue transaction costs	21	(111,534)	-	-	-	-	(111,534)
Share based payments	22	-	-	53,333	-	-	53,333
Issue of performance rights	22	-	-	595,484	-	-	595,484
Expiry of performance rights	32	-	-	(1,047,436)	-	-	(1,047,436)
Transfer to accumulated losses on forfeited performance rights	22	-	-	(131,094)	-	131,094	-
Balance at 30 June 2024		48,588,888	123,793	1,754,450	-	(47,155,401)	3,311,730

Balance at 1 July 2024		48,588,888	123,793	1,754,450	-	(47,155,401)	3,311,730

Loss for the year	23	-	-	-	-	(4,314,231)	(4,314,231)
Exchange difference on translation of foreign operations	22	-	(10,604)	-	-	-	(10,604)
Total comprehensive income/(loss) for the year		-	(10,604)	-	-	(4,314,231)	(4,324,835)

Share issue, At The Marketing Offering	21	3,259,448	-	-	-	-	3,259,448
Share issue transaction costs	21	(172,459)	-	-	-	-	(172,459)
Share issue, debt extinguishment	30	1,106,260	-	-	-	-	1,106,260
Share issue, share restitution	30	316,287	-	-	-	-	316,287
Share based payments, director fees	22	102,673	-	(1,667)	-	-	101,006
Share based payments, asset acquisition	22	-	-	228,240	-	-	228,240
Transfer to accumulated losses on expiry of performance rights	30	-	-	(1,337,835)	-	1,337,835	-
Balance at 30 June 2025		53,201,097	113,189	643,188	-	(50,131,797)	3,825,677

This statement should be read in conjunction with the notes to the consolidated financial statements.

Locafy Limited

Consolidated statement of cash flows

for the years ended 30 June 2025, 30 June 2024 and 30 June 2023

		Consolidated Group
	Notes	2025 A$	2024 A$	2023 A$
Cash flows from operating activities
Receipts from customers (inclusive of GST)		3,059,368	3,098,793	4,463,725
Payments to suppliers and employees (inclusive of GST)		(4,200,847)	(4,658,997)	(7,005,510)
R&D Tax Incentive & other grants		504,091	561,501	386,181
Financial cost		(51,279)	(114,199)	(105,367)
Net cash used by operating activities	24	(688,667)	(1,112,902)	(2,260,971)

Cash flows from investing activities
Capitalized development costs		(1,624,212)	(1,629,897)	-
Purchase of intellectual property		(251,563)	(536,690)	(1,617,446)
Purchase of property, plant and equipment		-	-	(2,170)
Maturity of term deposit		-	40,000	-
Net cash used by investing activities		(1,875,775)	(2,126,587)	(1,619,616)

Cash flows from financing activities
Proceeds from issue of shares	21	3,259,448	769,936	3,295,822
Transaction costs on the issuance of shares		(164,689)	(313,643)	(403,373)
Repayment of borrowings		(77,844)	(30,000)	(6,500)
Repayment of lease liabilities		(128,668)	(85,165)	(32,673)
Net cash from financing activities		2,888,247	341,128	2,853,276

Net (decrease) / increase in cash and cash equivalents		323,805	(2,898,361)	(1,027,311)
Net foreign exchange difference		(5,009)	(464)	118,276
Cash and cash equivalents at the beginning of the year		275,875	3,174,700	4,083,735
Cash and cash equivalents at the end of the year		594,671	275,875	3,174,700

This statement should be read in conjunction with the notes to the consolidated financial statements.

Notes to the consolidated financial statements

1. General information

Locafy Limited (“Company” or “Locafy”) is a limited liability company incorporated in Australia. Its registered office and principal place of business is 246 Churchill Avenue, Subiaco, Western Australia. Locafy’s ordinary shares are listed on the Nasdaq Stock Exchange.

The principal activities of the consolidated entity during the year ended 30 June 2025 were the continued commercialization of Locafy’s developed technologies.

Locafy offers an automated online marketing platform delivered via a Software-as-a-Service (SaaS) model, focused on improving search engine visibility. Its core strength lies in proprietary “Entity-Based” SEO technology, which enables faster and more prominent ranking on search engine results pages (SERPs) compared to traditional solutions. This technology supports both traditional search and newer AI search optimization, helping businesses increase online visibility and attract relevant consumer traffic. The Group generates revenue through subscriptions, advertising and services.

2. Application of new and revised Accounting Standards

New and revised standards that are effective for these consolidated financial statements

The consolidated entity has adopted all of the new or amended Accounting Standards and Interpretations that are mandatory for the current reporting period. The adoption of these standards did not result in a material impact on the Group’s consolidated financial statements.

Impact of standards issued but not yet applied

At the date of authorization of the consolidated financial statements, the Group has not applied the following new and revised Australian Accounting Standards, Interpretations and amendments that have been issued but are not yet effective:

New or revised requirement	Description	Effective
AASB 2014-10, IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associates or Joint Venture	1 January 2025
IFRS 9 and IFRS 7	Classification and Measurement of Financial Instruments	1 January 2026
AASB 18 and IFRS 18	Presentation and Disclosure in Financial Statements	1 January 2027
IFRS 19	Subsidiaries without Public Accountability: Disclosures	1 January 2027

The amendments to the individual Standards may be applied early, separately from the amendments to the other Standards, where feasible.

We do not anticipate that the amendments will have a material impact on the Group but may change the disclosure of accounting policies included in the consolidated financial statements.

3. Material accounting policies

3.1 General information

The consolidated financial statements cover Locafy Limited as a consolidated entity consisting of Locafy Limited and the entity it controlled at the end of, or during, the year. The consolidated financial statements are presented in Australian dollars, which is Locafy Limited’s functional and presentation currency.

A description of the nature of the consolidated entity’s operations and its principal activities are included in the directors’ report, which is not part of the consolidated financial statements. The consolidated financial statements were authorized for issue, in accordance with a resolution of directors, on 11 November 2025.

3.2 Basis of preparation

These general purpose consolidated financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001, as appropriate for for-profit oriented entities. These consolidated financial statements also comply with IFRS Accounting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’).

Historical cost convention

The consolidated financial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of financial assets and liabilities at fair value through profit or loss, financial assets at fair value through other comprehensive income, investment properties, certain classes of property, plant and equipment and derivative financial instruments.

Critical accounting estimates

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Consolidated Entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4.

Parent entity information

In accordance with the Corporations Act, these consolidated financial statements present the results of the Consolidated Entity only. Supplementary information about the parent entity is disclosed in Note 33.

Going concern basis

The consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of normal business activities and the realization of assets and the settlement of liabilities in the ordinary course of business. The directors believe that it is reasonably foreseeable that the consolidated group will continue as a going concern, and that it is appropriate to adopt the going concern basis in the preparation of the financial report, after consideration of the factors noted within this report.

The Group incurred a net loss after tax of $4,314,231 and experienced net cash outflows from operating activities of $688,667 for the year ended 30 June 2025.

As at 30 June 2025, the Group had a cash and cash equivalents balance of $594,671 and reported current assets exceed its current liabilities by $153,092, due in part to the R&D Tax Incentives receivable which is based on the Group’s best estimate and for which there is reasonable assurance that these will be received. Post-30 June 2025, the Company sold 69,728 ordinary shares for total gross proceeds of US$514,656 (A$781,581).  Following this capital raise, on a proforma basis as of 1 July 2025, the Consolidated Entity and Company had a cash and cash equivalents balance of $1,376,252 and current assets exceed current liabilities by $934,673.

The Group’s ability to continue as going concerns and to pay their debts as and when they fall due is dependent on generating additional revenues from its operations, managing all costs in line with management’s forecasts and, raising further capital. These conditions indicate that there is substantial doubt about the Group’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. As a result, the Group may be unable to realize its assets and discharge its liabilities and commitments in the normal course of business and at the amount stated in the financial report.

Management have prepared a cash flow forecast on this basis which indicates that the Group will have sufficient cash flows to meet minimum operating overheads and committed expenditure requirements for the 12 month period from the date of signing the financial report if they are successful in meeting those forecasts and after consideration of the following factors:

●	regular review of management accounts and cash flow forecast, incorporating expected cash inflows from sales and collection of trade receivables;
●	close supervision by management of both its operating costs and corporate overheads;
●	sales pipeline continues to grow and the Group is confident of achieving further sales growth across a number of existing and new customers and different product offerings;
●	subsequent to balance date, the Group has raised a further US$514,656 (A$781,581) before costs;
●	the Group has the ability to raise an additional US$1,324,023, under an established At-The-Market share sale facility; and
●	the ability to raise additional capital, if required.

At the date of this report, based on current data and projections available, the Directors are of the opinion that there are reasonable grounds to expect that the Group’s operational and financial performance will improve and will be able to continue as a going concern. Accordingly, no adjustments have been made to the financial report relating to the recoverability and classification of any asset carrying amounts or the amounts and classification of liabilities that might be necessary should the Group not continue as a going concern.

3.3 Reclassification of prior period amounts

Certain comparative amounts in the prior year consolidated financial statements have been reclassified to conform with the current year’s presentation and to provide greater transparency and consistency. These reclassifications relate solely to the presentation of line items and do not affect previously reported net loss, net assets, or cash flows.

The key reclassifications are as follows:

●	Share-based payment expense – Amounts previously included within “Employee benefits expense” have been presented separately in the statement of profit or loss and other comprehensive income to enhance transparency of share-based payment costs;
●	Foreign exchange gain/(loss) – Prior year amounts relating to foreign exchange differences were previously included within “Other expenses” or “Other Income”. These have been reclassified to “Foreign exchange gain/(loss)” to align with the current year presentation and improve comparability (see Notes 6 and 8); and
●	Goods and services tax (GST) receivable – Amounts previously included in “Trade and other receivables” has been reclassified to “Trade and other payables” to present a net payable amount to provide a more consistent classification with the current year presentation (see Notes 10 and 16).

3.4 Revenue

Overview

Revenue arises mainly from the sale of digital marketing solutions and associated services. To determine whether to recognize the revenue, the Company follows a 5-step process:

1.	Identifying the contract with a customer.
2.	Identifying performance obligations.
3.	Determining the transaction price.
4.	Allocating the transaction price to the performance obligations.
5.	Recognizing revenue when/as performance obligations are satisfied.

The Company often enters into transactions involving a range of the Company’s products and services, for example for the delivery of software and related implementation services.

In all cases, the total transaction price for a contract is allocated amongst the various performance obligations based on their relative stand-alone selling prices. The transaction price for a contract excludes any amounts collected on behalf of third parties.

Revenue is recognized either at a point in time or over time, when (or as) the Company satisfies performance obligations by transferring the promised goods or services to its customers.

The Company recognizes contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts as contract liabilities in the statement of financial position (see Note 20). Similarly, if the Company satisfies a performance obligation before it receives the consideration, the Company recognizes either a contract asset or a receivable in its statement of financial position, depending on whether something other than the passage of time is required before the consideration is due.

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

Revenue from products and services

Subscriptions

Revenues from the sale of product licenses are recognized during the period in which the subscription is made available to our customers for use. The SaaS and related support revenue (if any) is recognized over time, being the subscription period, as the customer simultaneously receives and consumes the benefit of accessing product licenses.

Access to the product license is not considered distinct from other performance obligations, as access to any product license alone does not allow the customer to obtain substantially all the benefits of the access, and is therefore accounted for as a single performance obligation.

Advertising

We own and operate a network of more than 60 million web pages. The vast majority of these web pages are related to business directories; however, we are focused on increasing the number of article web pages as the content for these types of web pages a generally more “rich” and therefore more engaging for readers. In situations where a web page is published for free (i.e. non-sponsored content) we may choose to monetize those pages through advertising placements. Advertising revenue is generally derived on a Pay-Per-Impression or similar basis and recognized during the period in which the advertisements are published (ie at a point in time).

Services

Where the Company provides services which involve developing a customer-specific website design or implementing a solution, in such cases, revenue is recognized during the period in which the professional services were delivered or upon the achievement of agreed performance obligations (ie. At a point in time).

3.5 Foreign currencies

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

In preparing the financial statements of each individual group entity, transactions in currencies other than the entity’s functional currency are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

For the purpose of presenting these consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into Australian dollars using exchange rates prevailing at the end of the reporting period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

3.6 Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed.

When the grant relates to costs that are capitalized (eg having met the recognition criteria under AASB 138 Intangible Assets) the grant is deducted from the carrying amount of the capitalized asset and amortized over the expected useful life of the related asset. When the Group receives grants of non-monetary assets, the asset and the grant are recorded at nominal amounts and released to profit or loss over the expected useful life of the asset, based on the pattern of consumption of the benefits of the underlying asset by equal annual instalments.

3.7 Employee benefits

A liability is recognized for benefits accruing to employees in respect of wages and salaries, annual leave, long service leave, when it is probable that settlement will be required and they are capable of being measured reliably.

Liabilities recognized in respect of short-term employee benefits, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Liabilities recognized in respect of long-term employee benefits are measured as the present value of the estimated future cash outflows to be made by the Group in respect of services provided by employees up to reporting date.

3.8 Share-based payments arrangements

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

3.9 Taxation

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

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reported period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

3.10 Property, plant and equipment

Fixtures and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is recognized so as to write off the cost or valuation of assets less their residual values over their useful lives, using the diminishing value method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis. The following useful lives are applied:

Class of fixed asset	Depreciation rate
Leasehold improvements	Remaining lease term
IT equipment	10-25%
Other equipment	20%

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

In the case of right-of-use assets, expected useful lives are determined by reference to comparable owned assets or the lease term, if shorter. Material residual value estimates and estimates of useful life are updated as required, but at least annually.

Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized in profit or loss within other income or other expenses.

3.11 Intangible assets other than goodwill

Research and development

Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally-generated intangible asset arising from development is recognized if, and only if, all of the following have been demonstrated:

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

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is recognized in profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible assets are reported at cost, less accumulated amortization and accumulated impairment losses.

Research and development tax incentives

The Group accounts for refundable Research and Development (R&D) tax incentives received under the Australian Government’s R&D Tax Incentive scheme as government grants, in accordance with AASB 120 Accounting for Government Grants and Disclosure of Government Assistance.

Recognition of the R&D tax incentive occurs when there is reasonable assurance that the entity will comply with the conditions attached to the grant and the grant will be received. The grant is recognized in profit or loss on a systemic basis over the periods in which the related R&D costs are incurred, to match the benefit of the grant with the costs it is intended to compensate.

Where R&D costs are expensed, the grant income is recognized as other income in the same period. Where R&D costs are capitalized (have met the recognition criteria under AASB 138 Intangible Assets), the grant is deducted from the carrying amount of the capitalized asset and amortized over the useful life of the asset.

Trademarks

Trademarks are recognized at cost of acquisition and amortized over their useful lives. They have a finite life and are reported at cost less accumulated amortization and accumulated impairment losses.

Databases

Databases are recognized at cost of acquisition and amortized over their useful lives. They have a finite life as data becomes dated and are reported at cost less accumulated amortization and accumulated impairment losses.

The following useful lives are applied:

Class of intangible asset	Amortization rate
Trademarks	10%
Databases	16.67%
Websites	20%
Capitalized development costs	25%

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

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

When an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

3.12 Provisions

Provisions for legal disputes, onerous contracts or other claims are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic resources will be required from the Company and amounts can be estimated reliably. The timing or amount of the outflow may still be uncertain.

Provisions are not recognized for future operating losses.

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

No liability is recognized if an outflow of economic resources as a result of present obligations is not probable. Such situations are disclosed as contingent liabilities unless the outflow of resources is remote.

3.13 Financial instruments

Recognition and derecognition

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the financial instrument.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred. A financial liability is derecognized when it is extinguished, discharged, cancelled or expires.

Classification and initial measurement of financial assets

All financial assets are initially measured at fair value adjusted for transaction costs (where applicable). Financial assets are classified into one of the following categories:

●	amortized cost, or
●	fair value through profit or loss (FVTPL).

In the periods presented the Group does not have any financial assets categorized as FVTPL.

The classification is determined by both:

●	the entity’s business model for managing the financial asset, and
●	the contractual cash flow characteristics of the financial asset.

All revenue and expenses relating to financial assets that are recognized in profit or loss are presented within finance costs, finance income or other financial items.

Subsequent measurement of financial assets

Financial assets are measured at amortized cost if the assets meet the following conditions (and are not designated as FVTPL):

●	they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows, and
●	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, these are measured at amortized cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial.

Impairment of financial assets

IFRS 9’s impairment requirements use forward-looking information to recognize expected credit losses – the “expected credit loss (ECL) model”. Instruments within the scope of the requirements included loans and other debt-type financial assets measured at amortized cost, trade receivables, contract assets recognized and measured under IFRS 15 and loan commitments and some financial guarantee contracts (for the issuer) that are not measured at fair value through profit or loss.

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

The Group’s financial liabilities include borrowings, trade and other payables.

Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Group designated a financial liability at fair value through profit or loss.

Subsequently, financial liabilities are measured at amortized cost using the effective interest method except for derivatives and financial liabilities designated at FVTPL, which are carried subsequently at fair value with gains or losses recognized in profit or loss (other than derivative financial instruments that are designated and effective as hedging instruments). All interest-related charges and, if applicable, changes in an instrument’s fair value that are reported in profit or loss are included within finance costs or finance income.

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

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recognized as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date.

3.14 Trade and other receivables

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

The Group assess impairment of trade receivables on a collective basis as they possess shared credit risk characteristics they have been grouped based on the days past due. Refer to Note 3.13 for a detailed analysis of how the impairment requirements of IAS 9 are applied.

3.15 Goods and services tax

Revenues, expenses and assets are recognized net of the amount of goods and services tax (GST), except:

i.	where the amount of GST incurred is not recoverable from the taxation authority, it is recognized as part of the cost of acquisition of an asset or as part of an item of expense; or
ii.	for receivables and payable which are recognized inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified within operating cash flows.

3.16 Leases

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

At lease commencement date, the Company recognizes a right of use asset and a lease liability on the balance sheet. The right of use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Company, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received).

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

The Company has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognizing a right of use asset and lease liability, the payments in relation to these are recognized as an expense in profit or loss on a straight-line basis over the lease term.

Short-term leases and leases of low value

Short-term leases (lease term of 12 months or less) and lease of low value assets (under A$5,000) are recognized as incurred as an expense in the consolidated income statement.

3.17 Equity, reserves and dividend payments

Issued capital represents the nominal value of shares that have been issued.

Other components of equity include the following:

●	share based payments and other reserve – comprises equity-settled employee benefits and equity-settled supplier payments (see Notes 3.7 and 3.8); and
●	foreign currency translation reserve – comprises foreign currency translation differences arising from the translation of financial statements of the Group’s foreign entity into functional currency (see Note 3.5).

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

4. Significant management judgement in applying accounting policies and estimating uncertainty

When preparing the consolidated financial statements, management undertakes a number of judgements, estimates and assumptions about the recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management, and will seldom equal the estimated results. The following are the judgements made by management in applying the accounting policies of the Group that have the most significant effect on these consolidated financial statements.

Capitalization of internally developed software

Distinguishing the research and development phases of a new customized software project and determining whether the recognition requirements for the capitalization of development costs are met, together with the allocation of time spent on these projects requires judgement. After capitalization, management monitors whether the recognition requirements continue to be met and whether there are any indicators that capitalized costs may be impaired (see Note 3.11). Costs relating to maintaining current technology platforms are expensed in the period they are incurred.

Estimating uncertainty

Impairment of non-financial assets

Intangible assets are reviewed for impairment whenever there is an indication that these assets may be impaired. This includes any capitalized internally developed software that is not yet complete and is not amortized. The Group considers the guidance of IAS 36 in assessing whether there is any indication that an item of the above assets may be impaired.

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

Research and development tax incentives

The Company has recognized a receivable for the Australian R&D tax incentive. The estimate is based on time spent by employees on eligible R&D activities and costs incurred with external service providers. This represents a significant estimate due to the judgement required in assessing eligibility and allocating costs to the registered R&D projects. The receivable is recognized as management believes it is probable that the full amount will be recovered through a future claim.

Expected credit loss

The measurement of expected credit losses (“ECL”) on trade receivables and other financial assets requires the use of judgment and assumptions regarding the credit risk characteristics of counterparties and the expected timing and amount of future receipts. The Company estimates ECL by considering a range of factors, including historical loss experience, the aging profile of receivables, current and forecast economic conditions, and specific circumstances relating to individual customers or groups of customers. Forward-looking information, such as changes in macroeconomic conditions or industry trends that may impact customers’ ability to meet their obligations, is also incorporated into the assessment. Because these estimates rely on underlying assumptions about future events and the timing of receipts, actual credit losses may differ from those estimated, which could result in changes to the allowance for expected credit losses in future periods.

Useful lives and residual values of intangible assets

Management reviews its estimate of the useful lives and residual values of intangible assets at each reporting date, based on the expected utility of the assets. Uncertainties in these estimates relate to technological obsolescence that may change the utility of the Group’s capitalized development costs and other intangible assets.

5. Revenue

The following is an analysis of the Group’s revenue for the year from continuing operations. The Group’s revenue disaggregated by primary revenue sources are as follows:

	Consolidated Group
	2025 A$	2024 A$	2023 A$
Subscriptions	3,011,836	3,338,479	4,891,743
Advertising	140,907	251,368	315,524
Services	49,949	561,241	169,426
Total	3,202,692	4,151,088	5,376,693

The Group’s revenue disaggregated by primary geographical markets is as follows:

	Consolidated Group
	2025 A$	2024 A$	2023 A$
Australia	1,022,079	1,442,596	2,139,865
North America	1,959,044	2,428,370	2,765,808
Other	221,569	280,122	471,020
Total	3,202,692	4,151,088	5,376,693

The Group’s revenue disaggregated by pattern of revenue recognition is as follows:

	Consolidated Group
	2025 A$	2024 A$	2023 A$
Services transferred at a point in time	190,856	812,609	484,951
Services transferred over time	3,011,836	3,338,479	4,891,742
Total	3,202,692	4,151,088	5,376,693

6. Other Income

	Consolidated Group
	2025 A$	2024 A$	2023 A$
Research and development tax incentive	326,613	-	503,118
Export market development grant	-	43,200	66,600
Gain on liability extinguishment	-	18,160	282,490
Total other income	326,613	61,360	852,208

The Group finalized its eligibility assessment for the FY2024 R&D Tax Incentive rebate of $769,895 prior to authorization of the FY2024 financial statements. As the receipt of the rebate was not considered probable as 30 June 2024, no asset was recognized in accordance with AASB120 at that time. The Group expects that its eligibility to receive an R&D Tax Incentive rebate will extend to R&D expenditure incurred during FY2025 and has accrued for an R&D tax refund receivable of $571,418 for the year. The $326,613 represents the portion of R&D Tax Incentive rebates for FY2024 ($225,879) and FY2025 ($100,734) that has not been capitalized as an intangible asset. Therefore, of the total R&D tax incentive claim of $1,341,313 for FY2024 and FY2025, $326,613 was recognized as other income with the remaining $1,014,700 applied as a reduction to the carrying amount of capitalized development costs ($989,252) and website assets ($25,448). This amount will be reducing the amortization in line with the expected lifetime of capitalized development costs (refer to Note 15). Prior to FY2024, the Group had expensed its R&D Tax Incentive expenditure as it related to research activities, hence this expenditure was not capitalized.

Research and Development Expenditure

R&D expenditure includes certain technology costs, employee costs and other costs related to the ongoing development of the Group’s technology. During the year, the Group incurred R&D expenditure of $1,868,073 (2024: $1,688,756), of which $1,624,211 (2024: $1,629,897) was capitalized as an intangible asset in accordance with AASB 138. The remaining $243,862 (2024: $58,859) was recognized as an expense in the statement of profit or loss and other comprehensive income within technology expenses, employee benefits expenses and other expenses.

Prior year amounts relating to foreign exchange gains have been reclassified to “Foreign exchange gain / (loss)” for consistency with the current year presentation. This reclassification had no effect on the reported results of operations.

7. Segment Reporting

Previously, the Group disclosed two operating segments (Publishing and SEO Agency), which were consistent with information reviewed by the Group’s chief operating decision makers (CODM). Following a reassessment of its internal organizational and reporting structure, the Group has determined that the previous segmentation no longer reflects the current operational and management structure. The Group now operates as a single business unit and is managed as one reportable segment in accordance with AASB 8 Operating Segments. The CODM assesses the financial performance of the Group on a consolidated basis and reviews revenue as subscriptions, advertising and services.

Entity-wide disclosures

In accordance with AASB 8.33(b)–34, the following entity-wide disclosures are provided:

(a) Information about products and services

Revenue is derived from the following categories of products and services: subscriptions, advertising, and related services.

(b) Information about geographical areas

The Group generates revenue from customers in multiple geographic regions. The allocation of revenue by geographic location, based on the location of the customer, is as follows:

	Consolidated Group
	2025 A$	2024 A$	2023 A$
Australia	1,022,079	1,442,596	2,139,865
North America	1,959,044	2,428,370	2,765,808
Other	221,569	280,122	471,020
Total	3,202,692	4,151,088	5,376,693

The majority of the Group’s non-current assets are located in Australia, with only minor balances held by the Group’s subsidiary in the United States, which remains dormant during the reporting period.

(c) Information about major customers

No single customer accounted for 10% or more of the Group’s total revenue during the year ended 30 June 2025 (2024: nil).

8. Other expenses and financial costs

	Consolidated Group
	2025 A$	2024 A$	2023 A$
Other expenses
Travel & related expenses	(65,672)	(17,093)	(141,196)
Insurance expenses	(82,296)	(46,665)	(45,083)
Business expenses	(2,685)	(1,583)	(26,772)
Total other expenses	(150,653)	(65,341)	(213,051)

Financial expenses
Interest expense	(155,855)	(78,461)	(41,389)
Bank charges	(2,760)	(4,913)	(4,322)
Merchant facility fees	(24,462)	(30,825)	(59,656)
Total financial expenses	(183,077)	(114,199)	(105,367)

Prior year amounts relating to foreign exchange losses have been reclassified to “Foreign exchange gain / (loss)” for consistency with the current year presentation. This reclassification had no effect on the reported results of operations.

9. Tax expense

(a) Tax expense

The major component of tax expense and the reconciliation of the expected tax expense based on the domestic effective tax rate of Locafy Limited is 25% (2024: 25%) and the reported tax expense in profit and loss are as follows:

	Consolidated Group
	2025 A$	2024 A$ (As Restated)	2023 A$
Loss before income tax	(4,314,231)	(1,941,033)	(3,891,586)
Domestic tax rate	25%	25%	25%
Expected tax expense/(benefit)	(1,078,558)	(485,258)	(972,897)
Adjustment for tax-exempt income:
-Decline in value of depreciating assets	(419,654)	(368,500)	(315,773)
-R&D tax incentive	-	-	(125,780)
-Other deductible expenses	(373,885)	(374,865)	(301,604)
Adjustment for non-deductible expenses:
-R&D expenses	328,402	-	-
-Other non-deductible expenses	643,839	672,519	680,462
Income tax expense/(benefit)	-	-	-
Movement in unrecognized deferred tax	899,856	556,104	1,035,591

(b) Deferred tax assets and liabilities

As at 30 June 2025, the Company had accumulated tax losses totaling A$33,064,367 (2024: A$32,164,511). A deferred tax asset in relation to the tax value of losses carried forward has not been recognized in the accounts as, presently, the Company does not expect to be in a position to utilize these losses in the foreseeable future.

10. Trade and other receivables

Trade and other receivables consist of the following:

	Consolidated Group
	2025 A$	2024 A$
Trade receivables, gross	585,662	922,392
Allowance for credit losses	(297,724)	(407,887)
Trade receivables	287,938	514,505

FY25 R&D tax incentive	571,418	-
Export Market Development Grant	-	36,600
Services contracts	16,051	232,460
Sundry receivables	940	10,382
Other receivables	588,409	279,442
Trade and other receivables	876,347	793,947

Prior year amounts relating to goods and services taxes receivable ($110,617) have been reclassified to “Trade and other payables” (refer Note 16) for consistency with the current year presentation. The effect of this reclassification is to show the net goods and services taxes payable and had no effect on the reported results of operations.

The closing balance of the trade receivables loss allowance as at 30 June 2025 reconciles with the trade receivables loss allowance opening balance as follows:

Opening loss allowance as at 1 July 2023	360,777
Loss allowance recognized during the year	386,127
Loss allowance used during the year	(339,017)
Loss allowance as at 30 June 2024	407,887
Loss allowance recognized during the year	256,054
Loss allowance used during the year	(366,217)
Loss allowance as at 30 June 2025	297,724

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

The current impairment provision applies the IFRS 9 expected loss model.

11. Other assets

	Consolidated Group
	2025 A$	2024 A$
Current
Prepayments	428,712	264,413
Deposits	29,942	29,942
	458,654	294,355

12. Subsidiaries

Name of subsidiary	Principal activity	Place of incorporation and operation	Proportion of ownership interest and voting power held by the Group
			2025	2024
Moboom USA Inc	Dormant	USA	100%	100%

13. Property, plant & equipment

	Leasehold improvements	IT equipment	Other equipment	Total
Gross carrying amount
Balance 1 July 2023	340,661	80,303	154,553	575,517
Additions	-	-	-	-
Disposals	(90,450)	-	-	(90,450)
Balance as at 30 June 2024	250,211	80,303	154,553	485,067

Depreciation and Impairment
Balance 1 July 2023	(79,345)	(34,276)	(81,878)	(195,499)
Disposals	32,160	-	-	32,160
Depreciation	(77,762)	(19,244)	(27,793)	(124,799)
Balance as at 30 June 2024	(124,947)	(53,520)	(109,671)	(288,138)

Carrying amount 30 June 2024	125,264	26,783	44,882	196,929

	Leasehold improvements	IT equipment	Other equipment	Total
Gross carrying amount
Balance 1 July 2024	250,211	80,303	154,553	485,067

Additions	-	-	-	-
Disposals	-	-	-	-
Balance as at 30 June 2025	250,211	80,303	154,553	485,067

Depreciation and Impairment
Balance 1 July 2024	(124,947)	(53,520)	(109,671)	(288,138)
Disposals	-	-	-	-
Depreciation	(53,642)	(18,854)	(26,417)	(98,913)
Balance as at 30 June 2025	(178,589)	(72,374)	(136,088)	(387,051)

Carrying amount 30 June 2025	71,622	7,929	18,465	98,016

14. Right of use assets and lease liabilities

Right of use assets

Buildings A$
Gross carrying amount
Balance as at 1 July 2024	550,835
Additions	-
Disposals	-
Balance as at 30 June 2025	550,835

Depreciation and impairment
Balance as at 1 July 2024	(270,025)
Additions	-
Depreciation	(116,197)
Balance as at 30 June 2025	(386,222)

Carrying amount as at 30 June 2025	164,613

Lease liabilities

Lease liabilities are presented in the consolidated statement of financial position as follows:

	Consolidated Group
	2025 A$	2024 A$
Current	141,174	128,669
Non-current	62,736	203,909
	203,910	332,578

The Company has a lease for office space. This lease is reflected in the consolidated financial statement of financial position as a right-of-use asset and a lease liability. For the lease over the office space, the Company must keep this property in a good state of repair and return the property in their original condition at the end of lease.

Right-of-use asset	No. of right-of-use assets leased	Range of remaining term	Average remaining lease term	No. of leases with extension options	No. of leases with options to purchase	No. of leases with variable payments linked to an index	No. of leases with termination options
Office	1	1-2 years	1.4 years	-	-	-	-

The lease liabilities are secured by the related underlying right of use assets. Future minimum lease payments at 30 June 2025 were as follows:

	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Total
Lease payments	151,716	63,917	-	-	-	215,633
Finance charges	(10,542)	(1,181)	-	-	-	(11,723)
Net present value	141,174	62,736	-	-	-	203,910

15. Intangible assets

	Databases A$	Websites A$	Patents & Trademarks A$	Capitalized development costs A$	Total A$
Balance at 1 July 2023	895,057	-	44,677	2,780,538	3,720,272
Additions	53,420	58,500	-	1,629,897	1,741,817
Disposals	-	-	(29,314)	-	(29,314)
Amortization expense	(288,595)	-	(3,230)	(935,984)	(1,227,809)
Balance at 30 June 2024	659,882	58,500	12,133	3,474,451	4,204,966

Balance at 1 July 2024	659,882	58,500	12,133	3,474,451	4,204,966
Additions	-	282,491	-	1,624,211	1,906,702
Disposals	-	-	-	-	-
Capitalized R&D Tax Incentive rebate FY24	-	(25,448)	-	(518,568)	(544,016)
Capitalized R&D Tax Incentive rebate FY25	-	-	-	(470,684)	(470,684)
Amortization expense	(236,255)	(8,872)	(3,231)	(1,213,816)	(1,462,174)
Balance at 30 June 2025	423,627	306,671	8,902	2,895,594	3,634,794

During the year ended 30 June 2025, the Company has capitalized a significant portion of its expenditure relating to the development of, amongst other things: a new AI-powered Voice Bot Application, continued development of its Articles Application, upgrades to its Pages Application including new SEO page structures, upgrades to the Platform’s user admin console, further development of its Search Accelerator technology and its use in “map pack” search results. The Company is commercializing this developed technology and accordingly, the development expense will be amortized over future periods.

Impairment analysis

The Group performs impairment testing of its intangible assets at each reporting date or whenever there is an indication that an asset may be impaired.

Impairment testing approach

Intangible assets are allocated to cash-generating units (CGUs) for the purpose of impairment testing, which represent the lowest level at which assets are monitored for internal management purposes. The Group has identified a single CGU, being the provision of search engine optimization and online marketing technology solutions.

The recoverable amount of the CGU is determined based on its value in use (VIU), calculated by discounting future cash flow projections based on financial forecasts approved by management. These forecasts reflect management’s best estimate of the economic conditions that will exist over the forecast period, including expected revenue growth, margin improvements, and capital expenditure requirements.

Cash flows beyond the five-year forecast period are extrapolated using a terminal growth rate that reflects the expected long-term growth of the industry and economy in which the Group operates.

Key assumptions used in impairment testing

Assumption	2025	Basis of determination
Forecast period	5 years	Based on financial forecasts
Revenue growth (CAGR)	15.3%	Based on historical performance and current market growth expectations
Terminal growth rate	0.0%	A conservative rate applied for impairment testing purposes. Although management anticipates long-term growth based on the scalability of the Group’s technology and market expansion plans, no terminal growth has been assumed to ensure a prudent valuation approach
Post-tax discount rate	16.0%	Based on the Group’s weighted average cost of capital (WACC) adjusted for specific risks

Management considers these assumptions to be consistent with external information sources and the Group’s current business strategy.

Comparative information for the year ended 30 June 2024 has not been presented as no impairment indicators were identified in the prior period and therefore no detailed impairment testing disclosures were required.

Impairment test results

The recoverable amount of the CGU exceeded its carrying amount by approximately $15.3 million as at 30 June 2025, and no impairment charge has been recognized during the current financial year (2024: nil).

Sensitivity analysis

The impairment test is sensitive to changes in key assumptions, particularly the discount rate, terminal growth rate and forecast cash flows. The following table illustrates the impact on the recoverable amount from reasonably possible changes in these assumptions, all other factors remaining constant:

Sensitivity scenario	Change	Impact on headroom
Increase in discount rate	+1.0%	Decrease headroom by $1.1 million
Decrease in terminal growth rate	-0.5%	Decrease headroom by $0.6 million
Decrease in forecast cash flows	-1.0%	Decrease headroom by $0.2 million

16. Trade and other payables

Trade and other payables consist of the following:

	Consolidated Group
	2025 A$	2024 A$
Trade payables	246,676	509,781
Goods and services taxes (GST) payable	39,648	10,233
Sundry payables	96,149	459,424
Deferred consideration	-	162,448
	382,473	1,141,886

All amounts are short term. The carrying values of trade payables is considered to be a reasonable approximation of fair value.

Prior year amounts relating to goods and services taxes receivable ($110,617) have been reclassified from “Trade and other receivables” for consistency with the current year presentation. The effect of this reclassification is to show the net goods and services taxes payable and had no effect on the reported results of operations.

17. Borrowings

Borrowings include the following financial liabilities:

		Consolidated Group
	Note	2025 A$	2024 A$
ASX convertible notes	(a)	249,100	271,600
Short term loans	(b)	178,180	-
		427,280	271,600

Balance at the beginning of the period		271,600	301,600
New borrowings		234,497	-
Repayment of borrowings		(78,817)	(30,000)
Balance at the end of the period		427,280	271,600

(a)	The Company has on issue unsecured convertible notes totaling $249,100, including accrued interest. These notes have matured, have a fixed repayment amount and are not accruing further interest. These notes automatically convert to equity upon an ASX listing, however, due to the Company being listed on Nasdaq the Company is unlikely to pursue an ASX listing, in which case the notes can only be redeemed in cash at their face value plus interest. All convertible notes are due and payable as at reporting date. We are unlikely to repay an aggregate of $130,000 due to a noteholder that is no longer in existence and that has since been deregistered as a corporation in Australia, and may need to allow for the statute of limitations to expire before making any corresponding adjustment in our financial accounts.
(b)	As at 30 June 2025, the Group had a short-term loan outstanding of A$178,180 (2024: nil), which relates to the financing of annual insurance premiums. The loan was entered into to fund the Group’s insurance obligations and is repayable in monthly instalments over the term of the agreement. The facility is unsecured, bears a fixed interest rate, and matures on 28 February 2026. The Group intends to repay the loan from operating cash flows as they become due.

18. Provisions

	Consolidated Group
	2025 A$	2024 A$
Employee benefits
Current	136,508	211,300
Non-current	71,652	42,949
	208,160	254,249
Other provisions
Non-current	90,450	90,450
	90,450	90,450

The provision for employee benefits represents accrued annual leave and vested together with vested and unvested long service leave entitlements. Other provisions relate to an allowance for make good office lease obligations.

19. Accrued expenses

	Consolidated Group
	2025 A$	2024 A$
Accrued expenses	511,170	465,249
Salaries payable	7,760	31,500
	518,930	496,749

20. Contract liabilities

Contract liabilities consist of the following:

	Consolidated Group
	2025 A$	2024 A$
Deferred subscription revenue	166,333	144,823
Customer deposits	3,882	2,817
	170,215	147,640

Contract liabilities represent the Group’s obligation to transfer services to a customer for which the Group has received consideration (or the amount is due) from the customer. These amounts primarily related to advance payments received for subscription services, which are recognized as revenue over the term of the service period.

The movement in contract liabilities during the period was as follows:

Contract liabilities as at 1 July 2023	152,211
Revenue recognized that was included in the opening contract liability balance	(150,601)
Increases due to cash received or amounts invoiced in advance of performance	146,030
Contract liabilities as at 30 June 2024	147,640
Revenue recognized that was included in the opening contract liability balance	(144,825)
Increases due to cash received or amounts invoiced in advance of performance	167,400
Contract liabilities as at 30 June 2025	170,215

The Group expects to recognize substantially all of the contract liability balance as revenue within the next 12 months as the related performance obligations are satisfied over time.

21. Share capital

The share capital of Locafy Limited consists only of fully paid ordinary shares. All shares are equally eligible to receive dividends and the repayment of capital and represent one vote at shareholders’ meeting of the Company.

	Note	2025 Number of Shares	2025 Share Capital A$	2024 Number of Shares	2024 Share Capital A$	2023 Number of Shares	2023 Share Capital A$
Balance at 1 July		1,382,185	48,588,888	1,276,248	47,930,486	20,528,803	45,038,037

Reduction of ordinary shares due to Reverse Share Split		-	-	-	-	(19,497,565)	-
Share based payments		13,430	102,673	-	-	-	-
Share issue, debt extinguishment	30	101,026	1,106,260	-	-	-	-
Share issue, share restitution	30	28,884	316,287	-	-	-	-
Share issue, At the Market Offering	(a)	273,530	3,259,448	105,937	769,936	245,010	3,295,822
Balance at 30 June		1,799,055	53,373,556	1,382,185	48,700,422	1,276,248	48,333,859

Share issue costs		-	(172,459)	-	(111,534)	-	(403,373)
Net share capital balance		1,799,055	53,201,097	1,382,185	48,588,888	1,276,248	47,930,486

(a)	On 15 April 2025, the Group filed a prospectus supplement to our registration statement on Form F-3, File No. 333-272066 (as amended) allowing the Group to raise a further US$1,838,680, through the sale of our ordinary shares from time to time, pursuant to an At The Market Offering Agreement with H.C. Wainwright & Co., LLC. Post-30 June 2025, the Group has raised a further US$514,656 (A$781,581) before costs.

22. Reserves

		Consolidated Group
	Notes	2025 A$	2024 A$ (As Restated)	2023 A$
Foreign currency translation reserve	(a)
Opening balance at 1 July		123,793	120,770	143,780
Exchange differences arising from foreign operations		(10,604)	3,023	(23,010)
Closing balance at 30 June		113,189	123,793	120,770

Share based payments and other reserve
Opening balance at 1 July		1,754,450	2,284,163	5,021,974
Equity-settled employee benefits	(b)	51,666	1,391,168	1,774,645
Equity-settled supplier payments	(b)	228,240	-	146,236
Warrants	(c)	363,282	363,282	363,282
Closing balance at 30 June		643,188	1,754,450	2,284,163

Convertible note reserve
Opening balance at 1 July		-	-	140,721
Convertible notes issued		-	-	-
Transfer to retained earnings on historical conversion of notes		-	-	(140,721)
Closing balance at 30 June		-	-	-

Total reserves		756,377	1,878,243	2,404,933

(a)	Foreign currency translation reserve

Exchange differences relating to the translation of the results and net assets of the Group’s foreign operations from their functional currencies to the Group’s presentation currency (i.e. Australian dollars) are recognized directly in other comprehensive income and accumulated in the foreign currency translation reserve.

(b)	Equity-settled payments

The balance of “Equity-settled employee benefits” represent director fees that may be settled through the issue of ordinary shares and the balance of “Equity-settled supplier payments” represents the consideration to be paid for the 30 June 2025 acquisition of a Lead Management System technology asset. Post-balance date, the Company has issued 18,000 shares at US$8.30 (A$12.68) to settle the acquisition of the Lead Management System technology asset and a further 9,114 shares were issued to settle A$45,000 director fees payable to John Chegwidden (see Note 34).

(c)	Warrants

As at 30 June 2025, the Group maintained two series of warrants:

	Listed Warrants	Unlisted Warrants
Grant date	29 March 2022	29 March 2022
Exercise price	US$82.50	US$103.12
Exercisable from	29 March 2022	29 March 2022
Exercisable to	29 March 2027	29 March 2027

Movements in number of warrants during the period:

	Listed Warrants	Unlisted Warrants
Balance at 1 July 2022	1,454,546	87,272
Granted	-	-
Forfeited	-	-
Exercised	-	-
Reduction due to reverse share split	(1,381,812)	(82,907)
Balance at 30 June 2023	72,734	4,365

Balance at 1 July 2023	72,734	4,365
Granted	-	-
Forfeited	-	-
Exercised	-	-
Balance at 30 June 2024	72,734	4,365

Balance at 1 July 2024	72,734	4,365
Granted	-	-
Forfeited	-	-
Exercised	-	-
Balance at 30 June 2025	72,734	4,365

23. Accumulated losses

	Consolidated Group
	2025 A$	2024 A$ (As Restated)	2023 A$
Balance at beginning of year	(47,155,401)	(45,345,462)	(45,227,027)
Transfers from reserve accounts	1,337,835	131,094	3,773,151
Loss attributable to owners of the Company	(4,314,231)	(1,941,033)	(3,891,586)
Balance at end of year	(50,131,797)	(47,155,401)	(45,345,462)

24. Reconciliation of profit for the year to net cash flows from operating activities

	Consolidated Group
	2025 A$	2024 A$ (As Restated)
Loss for the year	(4,314,231)	(1,941,033)

Non-cash items in operating profit
Depreciation of property, plant and equipment	98,913	124,799
Amortization of right of use assets	116,197	92,076
Amortization of intangible assets	1,462,174	1,227,809
Acquisition of intangible assets	-	(53,420)
Loss on disposal of intangible assets	-	29,314
Share based payments	1,518,553	408,738
R&D tax incentive and other rebates expected	443,283	(36,600)
Foreign exchange loss	(5,595)	3,485
Expected credit losses	370,869	272,236
Expiry of unvested performance rights	-	(1,047,436)
Operating cash flows before movements in working capital	4,004,394	1,021,001

Movements in working capital
(Increase)/decrease in trade and other receivables	138,898	(22,875)
(Increase)/decrease in prepayments and deposits	(164,299)	135,117
Increase/(decrease) in trade and other payables	(357,096)	(356,194)
Increase/(decrease) in provisions and accruals	(18,908)	55,653
Increase/(decrease) in deferred revenue	22,575	(4,571)
Cash generated from operations	(378,830)	(192,870)
Net cash generated by operating activities	(688,667)	(1,112,902)

25. Earnings per share

The calculation of basic earnings per share has been based on the following loss attributable to equity holders of the Group divided by the weighted average number of ordinary shares outstanding during the half-year. Given the Group is in a loss position the effect of outstanding warrants would decrease the loss per share and be anti-dilutive, hence not considered in the determination of diluted loss per share.

	Consolidated Group
	2025	2024
Loss attributable to ordinary shareholders	(4,314,231)	(1,941,033)
Weighted-average number of shares at 30 June	1,640,038	1,299,299
Basic loss per share (cents)	(2.63)	(1.49)
Diluted loss per share (cents)	(2.63)	(1.49)

26. Contingent liabilities

There were no contingent liabilities in both 2025 and 2024.

27. Fair value of financial instruments

The Company’s financial instruments comprise the following:

		Consolidated Group
	Notes	2025 A$	2024 A$
Cash and cash equivalents		594,671	275,875
Trade and other receivables	(a)	876,347	904,564
Term deposits with financial institutions	(b)	29,942	29,942
Trade and other payables	(a)	(382,473)	(1,252,503)
Lease liabilities		(203,910)	(332,578)
Borrowings	(c)	(427,280)	(271,600)
		487,297	(646,300)

(a)	The fair values are a close approximation of the carrying amounts for trade and other receivables and payables on account of the short term maturity cycle.
(b)	The fair values are a close approximation of the carrying amounts for term deposits as these deposits are interest bearing and are rolled over at short maturity.
(c)	Borrowings relate to ASX convertible notes and short term loans (refer to Note 17).

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

Foreign currency denominated financial assets and liabilities which expose the Company to currency risk are disclosed below.

	USD	Other
30 June 2025
Financial assets	775,501	725,459
Financial liabilities	(123,980)	(889,683)
Total exposure	651,521	(164,224)

30 June 2024
Financial assets	427,693	782,688
Financial liabilities	(238,990)	(1,617,691)
Total exposure	188,703	(835,003)

The following table illustrates the sensitivity of profit and equity in relation to the Company’s financial assets and financial liabilities and the AUD:USD exchange rate “all other things being equal”. It assumes a +/- 10% change of the AUD:USD exchange rate for the year ended 30 June 2025 (2024: 10%). The percentages have been determined based on the average market volatility in exchange rates in the previous twelve months. The sensitivity analysis is based on the Company’s foreign currency financial instruments held at each reporting date.

If the AUD had strengthened against the USD by 10% (2024: 10%) then this would have had the following impact:

Profit and equity for the year	A$
30 June 2025	(121,898)
30 June 2024	(15,397)

If the AUD had weakened against the USD by 10% (2024: 10%) then this would have had the following impact:

Profit and equity for the year	A$
30 June 2025	(10,677)
30 June 2024	20,997

The higher foreign currency exchange rate sensitivity in profit in 2025 compared with 2024 is attributable to an increase in USD denominated cash and trade receivables.

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

At the reporting date, the interest rate risk profile of the consolidated entity’s interest-bearing financial instruments was as follows:

		Fixed Interest maturing in:					Weighted
2025	Floating interest rate	1 year or less	Over 1 to 5 years	More than 5 years	Non-Interest bearing	Total	average interest rate
Financial assets
Cash and cash equivalents	-	-	-	-	594,671	594,671
Trade and other receivables	-	-	-	-	876,347	876,347
Term deposits	-	29,942	-	-	-	29,942	4.53%
	-	29,942	-	-	1,471,018	1,500,960
Financial liabilities
Trade and other payables	-	-	-	-	382,472	382,472
Lease liabilities	-	-	-	-	203,910	203,910
Borrowings	-	178,180	-	-	249,100	427,280	3.11%
	-	178,180	-	-	835,482	1,013,662

		Fixed Interest maturing in:					Weighted
2024	Floating interest rate	1 year or less	Over 1 to 5 years	More than 5 years	Non-Interest bearing	Total	average interest rate
Financial assets
Cash and cash equivalents	-	40,000	-	-	235,875	275,875	1.13%
Trade and other receivables	-	-	-	-	904,564	904,564
Term deposits	-	29,942	-	-	-	29,942	4.33%
	-	69,942	-	-	1,140,439	1,210,381
Financial liabilities
Trade and other payables	-	-	-	-	1,252,503	1,252,503
Lease liabilities	-	-	-	-	332,578	332,578
Borrowings	-	-	-	-	271,600	271,600
	-	-	-	-	1,856,681	1,856,681

The following table illustrates the sensitivity of profit and equity in relation to the Company’s financial assets and financial liabilities and interest rate movements “all other things being equal”. It assumes a +/- 1% change in interest rates for the year ended 30 June 2025 (2024: 1%).

If interest rates had increased by 1% then this would have had the following impact:

Profit and equity for the year	A$
30 June 2025	77
30 June 2024	2,449

If interest rates had decreased by 1% then this would have had the following impact:

Profit and equity for the year	A$
30 June 2025	(77)
30 June 2024	1,050

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

Trade receivables

The Company applies the IFRS 9 simplified model of recognizing lifetime expected credit losses for all trade receivables as these items do not have a significant financing component.

In measuring expected credit losses, the trade receivables have been assessed on a collective basis as they possess shared credit risk characteristics. They have been grouped broadly based on advertising, reseller partners and direct to end user customer categories.

The expected loss rates are based on the payment profile for sales over the past 12 months before 30 June 2025. The historical rates are adjusted to reflect current and forward looking macroeconomic factors affecting the customer’s ability to settle the amount outstanding. The Company has identified interest rates to be the most relevant factor and accordingly adjusts historical loss rates for expected changes in this factor. However, given the short period of credit risk exposure, the impact of this macroeconomic factor has not been considered significant within the reporting period.

Trade receivables are written off (i.e derecognized) when there is no reasonable expectation of recovery. Failure to make payments within 180 days from the invoice due date and failure to engage with the Company on alternative payment arrangements amongst others are considered indicators of no reasonable expectation of recovery.

On the above basis, the expected credit loss for trade receivables as at 30 June 2025 was A$297,724 (2024: $407,887).

Liquidity risk analysis

Liquidity risk is where the Company may be unable to meet its financial obligations as and when they fall due, generally due to a shortage of cleared funds. The Company manages its liquidity risk through continuously monitoring its cleared funds position by utilizing short term cash budgets, considering expected cash flows from financial assets and liabilities, in particular its trade receivables and payables and negotiating extended payment terms where possible.

The contractual maturity analysis of the Company’s financial instruments is noted below:

30 June 2025	3 months or less A$	Over 3 to 12 months A$	Total A$
Financial assets:
Cash and cash equivalents	594,671	-	594,671
Trade and other receivables	876,347	-	876,347
Term deposits	-	29,942	29,942
	1,471,018	29,942	1,500,960
Financial liabilities:
Trade and other payables	(382,472)	-	(382,472)
Lease liabilities	(33,726)	(170,184)	(203,910)
Borrowings	(328,291)	(98,989)	(427,280)
	(744,489)	(269,173)	(1,013,662)

30 June 2024	3 months or less A$	Over 3 to 12 months A$	Total A$
Financial assets:
Cash and cash equivalents	275,875	-	275,875
Trade and other receivables	904,564	-	904,564
Term deposits	-	29,942	29,942
	1,180,439	29,942	1,210,381
Financial liabilities:
Trade and other payables	(1,267,496)	-	(1,267,496)
Lease liabilities	(31,234)	(301,344)	(332,578)
Borrowings	(271,600)	-	(271,600)
	(1,570,330)	(301,344)	(1,871,674)

29. Capital management policies

The Company’s capital management objectives are:

●	To ensure the Company’s ability to continue as a going concern; and
●	To provide an adequate return to shareholders by pricing products and services in a way that reflects the level of risk involved in providing those goods and services.

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

30. Share based payments expense

		Consolidated Group
	Notes	2025 A$	2024 A$	2023 A$
Performance Rights	(a)	1,422,547	(620,537)	460,603
Other share based payment expenses	(b)	96,006	53,333	-
Total		1,518,553	(567,204)	460,603

(a)	Performance Rights

The Group has a performance-based compensation scheme which allows select employees, contractors and consultants the right to acquire ordinary shares in the Company upon the Group attaining certain milestones and performance targets (“Performance Right”).

Between 30 June 2022 and 30 June 2024, in order to preserve cash and to maintain compliance with the Nasdaq Capital Market listing requirement for minimum stockholders’ equity of US$2.5 million, as outlined in Nasdaq Listing Rule 5550(b)(1), the Group converted $1,634,982 outstanding debts into equity instruments in the form of 101,026 Performance Rights, with an aggregate fair value of $1,337,835. A further $499,982 was converted into 28,884 Performance Rights (with a fair value of $472,498) as it related to the restitution of shares previously held by Gavin Burnett. Those shares were transferred to a third party in an effort to resolve claims made by that third party against the Company. However, in FY20 those claims were finally settled which led to those transferred shares being forfeited and cancelled.

The Group did not meet the performance conditions of the Performance Rights, which had therefore expired and accordingly, $1,337,835 was transferred from reserves to accumulated losses. However, as the Performance Rights were issued in order to extinguish debt to assist the Company maintain listing compliance and to reinstate shares previously cancelled in the course of resolving a legal dispute with a third party, during the period and after authorizing the FY24 consolidated financial statements, the independent directors considered these circumstances reasonable to view the treatment of these Performance Rights separately to those Performance Rights that had been issued in relation to employee remuneration. Accordingly, on 26 November 2024, the independent directors authorized the issue of 129,910 shares for no consideration. Fair value for these shares was A$1,422,547 based on a share price of US$7.11 and AUD:USD foreign exchange rate of 0.6493 ie approximately A$10.95 per share.

(b)	Other share based payment transactions

In order to preserve cash, the Group settled $44,340 outstanding director fees incurred during the year through the issue of shares. A further $45,000 was settled through the issue of shares post-30 June 2025 (refer Note 34).

On 30 June 2025, the Company acquired a Lead Management System technology asset, to be settled through the issue of shares. These shares were issued post-30 June 2025 (refer Note 34).

31. Related party transactions

Principles of related party compensation

The Company’s current remuneration structure is largely comprised of fixed remuneration and long-term performance-based incentives, which we believe to be appropriate for a business of our size and nature. The Company is currently reviewing its company-wide remuneration framework, including executive remuneration, to align with our growth strategy, principles and best practice.

Directors’ remuneration

	Short term			Post-employment	Other long term	Share-based payments
	Salary & fees	Cash bonus & non-monetary benefits	Annual leave accrual(1)	Super- annuation	Long service leave accrual(2)	Salary & fees	Historical debt extinguishment & share restitution(3)	Total
Total directors	666,402	-	4,631	34,146	22,069	96,006	1,247,343	2,070,597

(1)	Represents accounting adjustments for accrued annual leave.

(2)	In accordance with AASB 119 Employee benefits, long service leave is classified as other long-term employee benefits.

(3)	Refer Note 30.

Shares issued

There were 13,340 shares issued to related parties of the Group as shared based payments in lieu of cash to settle certain liabilities (refer Note 21).

Related Party	Nature of liability	Fair value of liability $	Number of shares
Collin Visaggio	Unpaid director’s fees	73,333	10,254
John Chegwidden	Unpaid director’s fees	29,340	3,176
		102,673	13,430

There were 113,910 shares issued to related parties of the Group pursuant to the extinguishment of debt and the reinstatement of shares previously cancelled (refer Note 30).

Related Party	Nature of liability	Fair value of liability $	Number of shares
Collin Visaggio	Unpaid director’s fees	182,092	16,629
Gavin Burnett	Unpaid salary and other employee entitlements	169,444	15,474
Gavin Burnett	Reinstatement of shares previously cancelled	316,287	28,884
Melvin Tan	Unpaid salary and other employee entitlements	579,520	52,923
		1,247,343	113,910

There are otherwise no transactions between the Group and other related parties requiring disclosure.

Shares held by Directors

The movement during the reporting period in the number of ordinary shares in Locafy Limited held, directly, indirectly or beneficially, by directors, including their related parties, is as follows:

Shares held by Directors as at 1 July 2023	286,328
Received on exercise of performance rights	-
Other changes (1)	(22,824)
Shares held by Directors as at 30 June 2024	263,504
Share based payments	13,430
Debt extinguishment	85,026
Share restitution	28,884
Other changes (1)	(17,358)
Shares held by Directors as at 30 June 2025	373,486

(1)	Other changes represent shares that were purchased or sold during the year.

32. Restatement of 30 June 2024 balances

During the preparation of the consolidated financial statements for the half year ended 31 December 2024, the Group identified a misstatement related to Tranche 1 performance rights as at 30 June 2024. These performance rights were subject to performance conditions and expired on 30 June 2024, if those conditions were not met. As the performance conditions were not satisfied, the accumulated expense previously recorded in relation to these rights should have been reversed through the consolidated statement of profit or loss and other comprehensive income for the period ended 30 June 2024 in accordance with AASB 2 Share-based Payment. As a result, the 30 June 2024 consolidated financial statements have been restated.

The impact of the restatement on the 30 June 2024 consolidated financial statements are as follows:

	As previously reported $	Restatement $	Restated $
Impact on statement of profit or loss and other comprehensive income
Share based payments expense	(1,667,973)	1,047,436	(620,537)
Loss before income tax benefit	2,988,469	(1,047,436)	1,941,033
Loss after income tax benefit	2,988,469	(1,047,436)	1,941,033
Basic and diluted loss for the year attributable to equity holders	2.30	(0.81)	1.49

Impact on statement of financial position
Share option reserve	2,801,886	(1,047,436)	1,754,450
Accumulated losses	(48,202,837)	1,047,436	(47,155,401)

Total equity	3,311,730	-	3,311,730

33. Parent entity information

The following information related to the parent entity, Locafy Limited, as at and for the financial year ended 30 June 2025. The information has been prepared on the same basis as the consolidated financial statement, except as noted below.

Statement of financial position of the parent

	2025 $	2024 $
Total assets	5,827,095	6,046,882
Total liabilities	(2,001,418)	(2,735,152)
Total equity	3,825,677	3,311,730
Issued capital	53,201,097	48,588,888
Accumulated losses	(50,018,609)	(47,031,608)
Reserves	643,188	1,754,450

Statement of profit or loss and other comprehensive income of the parent entity

	2025 $	2024 $	2023 $
Loss for the year	(4,314,231)	(1,941,033)	(3,891,586)
Total comprehensive loss for the year	(4,314,231)	(1,941,033)	(3,891,586)

Contingent liabilities of the parent entity

The parent entity had no contingent liabilities as at 30 June 2025 (2024: Nil)

Capital commitments of the parent entity

The parent entity had no capital commitment as at 30 June 2025 (2024: Nil)

Guarantees entered into by the parent entity

The parent entity has not provided any guarantees in relation to the debts of its subsidiary as at 30 June 2025 (2024: Nil).

Significant accounting policies

The accounting policies of the parent entity are consistent with those adopted in the consolidated financial statements, except that investments in the subsidiary are accounted for at cost in the parent entity’s financial statements and have not been assessed for impairment.

34. Subsequent events

●	On 15 April 2025, the Group filed a prospectus supplement to our registration statement on Form F-3, File No. 333-272066 (as amended) allowing the Group to raise a further US$1,838,680, through the sale of our ordinary shares from time to time, pursuant to an At The Market Offering Agreement (“Sales Agreement”) with H.C. Wainwright & Co., LLC,. Post-balance date, the Group has raised an additional US$514,656 (A$781,581) before costs through the issue of 69,728 ordinary shares.
●	Post-balance date, the Company has issued 18,000 shares at US$8.30 (A$12.68) as consideration for the 30 June 2025 acquisition of a Lead Management System technology asset. A further 9,114 shares were issued to settle A$45,000 director fees payable to John Chegwidden. The values of both of these equity-settled transaction are included in FY25 under “Reserves” (see Note 22).

No other events have occurred since 30 June 2025 and to the date of this report that would require disclosure in the financial statements if they had occurred in the financial year.

35. Authorization of consolidated financial statements

The consolidated financial statements for the year ended 30 June 2025 (including comparatives) were approved by the board of directors on 11 November 2025.

/s/ Gavin Burnett	/s/ Melvin Tan
Gavin Burnett	Melvin Tan
Chief Executive Officer	Chief Financial Officer

